As filed with the Securities and Exchange Commission on April 29, 2011

Registration No. 333-172620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GIGOPTIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	26-2439072
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2300 Geng Road, Suite 250, Palo Alto, CA 94303, (650) 424-1937

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Avi S. Katz, GigOptix, Inc., 2300 Geng Road, Suite 250, Palo Alto, CA 94303, (650) 424-1937

(Name, address, including ZIP code, and telephone number, including area code, of registrant’s agent for service)

Copies to:

Mavis L. Yee, Esq. Gregory P. O’Hara, Esq. Jeffrey C. Selman, Esq. Nixon Peabody LLP 2 Palo Alto Square 3000 El Camino Real, Suite 500 Palo Alto, CA 94306-2016 (650) 320-7700	Jodie M. Bourdet, Esq. Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800 (415) 693-2000

Approximate date of commencement of proposed sale of the securities to the public. As soon as practicable after the effective date of this registration statement and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer”, “accelerated filer”, or “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2011.

Dear Endwave Stockholders:

After careful consideration, the board of directors of Endwave Corporation, or Endwave, has unanimously adopted and approved an Agreement and Plan of Merger in which a wholly-owned subsidiary of GigOptix, Inc., or GigOptix, will merge with and into Endwave, leaving Endwave as a wholly-owned subsidiary of GigOptix. Endwave is sending you the accompanying proxy statement/prospectus to notify you of the special meeting of Endwave stockholders being held to vote on the adoption of the merger agreement and to ask you to vote at the special meeting in favor of the adoption of the merger agreement, as well as a proposal to enable Endwave to adjourn and postpone the special meeting. The special meeting will be held at 8:00 a.m. (local time) on June 10, 2011, at Endwave’s offices at 130 Baytech Drive, San Jose, CA 95134.

GigOptix’ common stock trades on the OTC Bulletin Board under the symbol “GGOX.OB” and Endwave’s common stock trades on the Nasdaq Global Market under the symbol “ENWV.”

If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and options to purchase Endwave common stock with an exercise price less than the closing price as reported on the Nasdaq Global Market on the trading day immediately prior to the effective time of the merger, which we refer to as in-the-money options. The total number of shares GigOptix will issue to holders of outstanding Endwave in-the-money options is determined by a formula that is based on the closing price of Endwave and GigOptix common stock on the trading day immediately preceding the date the merger is completed. The number of GigOptix shares to be issued to holders of Endwave common stock and Endwave restricted stock units is determined according to a separate formula set forth in the merger agreement. The intent of this formula is for GigOptix to issue a total number of shares in exchange for Endwave common stock and Endwave restricted stock units equal to 42.5% of the outstanding stock of the combined company, minus 42.5% of the number derived from the formula used in calculating the number of shares of GigOptix common stock to be issued to holders of outstanding Endwave in-the-money options. The specific number of shares of GigOptix common stock to be issued in the merger, as well as the conversion ratio for Endwave shares and the value of the shares GigOptix will issue, cannot be determined until the time the merger is completed because the number of shares of GigOptix common stock and Endwave common stock, restricted stock units and in-the-money options outstanding at the time the merger is completed, and the closing prices of both Endwave’s and GigOptix’ common stock on the trading day immediately prior to the date the merger is completed, cannot be determined until such time. If the merger were completed on April 28, 2011, based on the GigOptix and Endwave common stock and Endwave options and restricted stock units outstanding as of such date and the respective closing prices of GigOptix’ and Endwave’s common stock on April 27, 2011, each outstanding share of Endwave common stock would convert into approximately 0.909 shares of GigOptix common stock, 9,115,007 shares of GigOptix common stock would be issued to the holders of Endwave common stock and restricted stock units, and 74,573 shares of GigOptix common stock would be issued to the holders of Endwave in-the-money options, for a total of 9,189,580 shares of GigOptix common stock issued in the merger.

The merger cannot be completed unless Endwave stockholders vote to adopt the merger agreement. Your vote is very important, regardless of the number of shares of common stock you own, and Endwave urges you to take the time to vote by following the instructions on your proxy card regardless of whether you plan to attend the special meeting in person.

The proxy statement/prospectus accompanying this letter provides you with detailed information about the proposed merger. It also contains information about Endwave, GigOptix, Inc. and related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 18 of this proxy statement/prospectus for a discussion of risks you should consider in evaluating the proposed merger and how it will affect you.

The Endwave board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement and “FOR” the adjournment proposal.

Sincerely,

John Mikulsky President and Chief Executive Officer Endwave Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [—], 2011, and is first being mailed to stockholders on or about [—], 2011.

ENDWAVE CORPORATION

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 10, 2011

To the Stockholders of Endwave Corporation:

A special meeting of the stockholders of Endwave Corporation, a Delaware corporation, or Endwave, will be held on June 10, 2011, starting at 8:00 a.m., local time, at Endwave’s offices at 130 Baytech Drive, San Jose, CA 95134, for the following purposes:

1.	to consider and vote upon the proposal to adopt the Agreement and Plan of Merger, dated as of February 4, 2011 (as it may be amended from time to time prior to the date hereof, the “merger agreement”), by and among GigOptix, Inc., a Delaware corporation, Aerie Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of GigOptix, Inc., and Endwave, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice; and

2.	to consider and vote upon any proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, to solicit additional proxies if there are an insufficient number of votes at the time of such adjournment to adopt the merger agreement.

Endwave’s board of directors has designated the close of business on April 15, 2011 as the record date that will determine the stockholders who are entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement of the special meeting. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement thereof.

At a meeting duly called and held, Endwave’s board of directors has (i) unanimously determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of Endwave’s stockholders, (ii) unanimously approved and adopted the merger agreement and the transactions contemplated thereby and (iii) unanimously resolved to recommend adoption of the merger agreement by the stockholders of Endwave.

THE BOARD OF DIRECTORS OF ENDWAVE UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger transaction, the merger agreement and the other matters to be considered at the special meeting.

Your vote is important. Whether or not you plan to attend the special meeting in person, Endwave urges you to submit your proxy as promptly as possible by voting electronically as described in this proxy statement/prospectus or marking, signing and dating the enclosed proxy card and returning it in the pre-addressed postage-paid envelope provided. You may revoke your proxy at any time before it is voted at the special meeting. If you attend the special meeting and wish to vote in person, then you may revoke your proxy and vote in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

By Order of the Board of Directors of Endwave Corporation

John Mikulsky
President and Chief Executive Officer [—], 2011

Important Notice Regarding the Availability of Proxy Materials for Endwave’s Special Meeting of Stockholders to Be Held on June 10, 2011: The accompanying proxy statement/prospectus is available at https://materials.proxyvote.com/29264A.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Why am I receiving this proxy statement/prospectus?

A:	Endwave and GigOptix have agreed to the acquisition of Endwave by GigOptix pursuant to the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, Endwave stockholders must adopt the merger agreement. This proxy statement/prospectus contains important information about the merger, the merger agreement and the special meeting, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting. Your vote is very important. The board of directors of Endwave encourages you to vote as soon as possible. GigOptix stockholders are not required to vote to approve and adopt the merger agreement and the transactions contemplated thereby. GigOptix is not asking its stockholders for a proxy and GigOptix stockholders are requested not to send in a proxy.

Q.	What will happen in the proposed transaction?

A.	Before entering into the merger agreement, GigOptix formed a new Delaware corporation, Aerie Acquisition Corporation, which is referred to in this proxy statement/prospectus as “Merger Sub.” At the effective time of the merger, Merger Sub will be merged with and into Endwave. As a result of the merger, the separate corporate existence of Merger Subsidiary will cease and Endwave will survive as a wholly-owned subsidiary of GigOptix.

Q.	What will Endwave stockholders receive in the merger?

A.	If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. The outstanding shares of Endwave common stock (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Sub, GigOptix or any subsidiary of GigOptix), including shares issued upon settlement of all outstanding restricted stock units to acquire Endwave common stock, will be converted into the right to receive an aggregate number of shares of GigOptix common stock equal to the product of (0.425/0.575) and the number of shares of GigOptix common stock outstanding immediately prior to consummation of the merger, less 42.5% of the number derived from the formula used in calculating the number of the shares of GigOptix common stock to be issued to holders of outstanding Endwave in-the-money options. Endwave stockholders will receive cash for any fractional share of GigOptix common stock that they would otherwise receive in the merger based on the closing price of GigOptix’ common stock as reported on the OTC Bulletin Board on the trading day immediately prior to the effective time of the merger.

The closing prices of GigOptix and Endwave common stock as of the trading day prior to completion of the merger, as well as the number of shares of GigOptix and Endwave common stock and the number of Endwave restricted stock units and options outstanding as of the completion of the merger are necessary to determine the conversion ratio and aggregate number of shares of GigOptix common stock being issued. Because the market prices of GigOptix and Endwave common stock and numbers of outstanding shares of common stock of both companies and Endwave restricted stock units and options will continue to fluctuate until the completion of the merger, the conversion ratio and the aggregate number of shares of GigOptix common stock to be issued in the merger, as well as the value of such shares, cannot be determined until immediately before the consummation of the merger, and therefore will not be known to Endwave stockholders at the time of the stockholder vote on the merger proposal at the special meeting. On April 28, 2011, there were 12,374,947 shares of GigOptix common stock outstanding, 10,022,590 shares of Endwave common stock outstanding (including shares to be issued upon settlement of restricted stock units) and 398,425 Endwave options that were “in-the-money” (options that had an exercise price below the closing price of Endwave’s common stock on the Nasdaq Global Market on April 27, 2011). On April 27, 2011, the closing price of GigOptix’ common stock was $2.60 and the closing price of Endwave’s common stock was $2.40. As a result, if the merger were completed on April 28, 2011, GigOptix would issue 74,573 shares of common stock to the holders of Endwave options. 42.5% of that amount is 31,693. The aggregate number of shares GigOptix common stock that would be issued to the holders of Endwave common stock (including shares issued upon settlement of restricted stock units and assuming no shares are subject to perfected appraisal rights or are held by Endwave, Merger Sub, GigOptix or any subsidiary of GigOptix) if the merger closed on April 28, 2011 would be 9,146,700 ((0.425/0.575) multiplied by 12,374,947) less 31,693, or 9,115,007, and each outstanding share of Endwave common stock would convert into 0.909 shares of GigOptix common stock. Thus, if the merger were completed on April 28, 2011, a total of 9,189,580 (9,115,007 plus 74,573) shares of GigOptix common stock would be issued in the merger.

Q.	How will Endwave stock options be treated in the merger?

A.	If the merger is completed, all outstanding options to acquire Endwave common stock will terminate and cease to represent a right to acquire Endwave common stock. Options that are “in-the-money” (options that have an exercise price below the closing price of Endwave’s common stock on the Nasdaq Global Market on the trading day prior to the effective time of the merger) will be converted into that number of shares of GigOptix common stock determined by dividing the spread value of such options at closing by the closing price of GigOptix’ common stock on the trading day prior to closing. “Spread value” is the product of the total number of shares subject to the option and the difference between the closing price of Endwave’s common stock on the Nasdaq Global Market on the trading day prior to the effective time of the merger and the option’s per share exercise price. Holders of Endwave stock options that are not in-the-money will not be entitled to receive any shares of GigOptix common stock for those stock options.

Q.	How will Endwave restricted stock units be treated in the merger?

A.	If the merger is completed, restricted stock units of Endwave common stock that are outstanding immediately prior to the effective time of the merger will terminate and cease to represent a right to acquire Endwave common stock. Each holder of an Endwave restricted stock unit will be entitled to receive a number of shares of GigOptix common stock equal to the product of (i) the number of shares of Endwave common stock issuable upon settlement of the applicable Endwave restricted stock unit, whether or not vested, and (ii) the ratio at which outstanding shares of Endwave common stock will be converted in the merger into the right to receive shares of GigOptix common stock.

Q.	How much of GigOptix will former Endwave stockholders own?

A.	If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. Following the merger, the pre-merger holders of Endwave common stock and restricted stock units will own that number of shares equal to 42.5% of the outstanding stock of the combined company, less 42.5% of the shares issued in respect of Endwave in-the-money options. The exact number of shares to be issued cannot be determined until the time the merger is completed. If the merger were completed on April 28, 2011, approximately 9,115,007 shares of GigOptix common stock would be issued in connection with the merger to the holders of Endwave common stock and restricted stock units, representing 42.27% of GigOptix’ outstanding common stock, and approximately 74,573 shares of GigOptix common stock would be issued in connection with the merger to the holders of Endwave stock options, representing 0.35% of GigOptix’ outstanding common stock. Together, if the merger were completed on April 28, 2011, a total of 9,189,580 shares of GigOptix common stock would be issued in the merger.

Q.	Should I send in my Endwave stock certificates now?

A.	No. When the merger is completed, former Endwave stockholders will be sent written instructions on how to exchange their stock certificates. GigOptix stock certificates will be in uncertificated book-entry form unless a physical certificate is requested by the holder.

Q:	When do you expect to complete the merger?

A:	Endwave and GigOptix expect to complete the merger within three business days after the special meeting. However, because the merger is subject to closing conditions, the parties cannot predict the exact timing.

Q.	When and where will Endwave stockholders meet?

A.	The Endwave special meeting of stockholders will be held at 8:00 a.m. on June 10, 2011 at Endwave’s headquarters located at 130 Baytech Drive, San Jose, CA 95134.

Q.	What does Endwave’s board of directors recommend with respect to the two proposals?

A.	Endwave’s board of directors unanimously determined that the merger is fair to, advisable and in the best interests of Endwave and its stockholders, and duly approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Endwave’s board of directors unanimously recommends that Endwave’s stockholders vote “FOR” adoption of the merger agreement. For the factors considered by Endwave’s board of directors in reaching its decision to approve the merger agreement, see “Proposal One – Adoption of the Merger Agreement —Endwave’s Reasons for the Merger” beginning on page 139 of this proxy statement/prospectus. Endwave’s board of directors also unanimously recommends that Endwave stockholders vote “FOR” the adjournment proposal.

Q.	Who can vote at the Endwave special meeting?

A.	Holders of record of Endwave common stock at the close of business on April 15, 2011, which is the record date for the special meeting, are entitled to vote at the special meeting.

Q.	How many votes must be represented in person or by proxy at the Endwave special meeting to have a quorum?

A.	The holders of a majority of the shares of Endwave common stock outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting.

Q.	What vote by Endwave stockholders is required to approve the special meeting proposals?

A.	The stockholder vote required differs for the two proposals. A quorum must be present at the meeting to approve any proposal, except an adjournment proposal, which has no quorum requirement.

•

The merger agreement proposal requires the affirmative vote of a majority of outstanding shares. The affirmative vote of a majority of the shares of Endwave common stock outstanding and entitled to vote as of the record date is required to adopt the merger agreement. If you abstain or fail to vote your shares in favor of adoption of the merger agreement, this will have the same effect as voting your shares against the merger proposal.

•

The adjournment proposal requires the affirmative vote of a majority of votes present at the special meeting. The affirmative vote of the holders of a majority of the voting power of the shares of Endwave common stock present in person or represented by proxy at the Endwave special meeting is required to approve one or more adjournments of the Endwave special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the other proposals.

Q.	Will GigOptix pay any dividends?

A.	GigOptix has not paid any cash dividends on its common stock and GigOptix does not anticipate paying any cash dividends on its common stock for the foreseeable future after completion of the merger.

Q.	Who will be the executive officers and directors of GigOptix following the merger?

A.	It is anticipated that Dr. Avi Katz will maintain his position as Chairman of the Board of Directors, Chief Executive Officer and President of the combined company. Curt P. Sacks, the current Chief Financial Officer of Endwave, is expected to serve as the Chief Financial Officer of the combined company. Andrea Betti-Berutto, the current Chief Technology Officer of GigOptix, is expected to serve as the Chief Technology Officer of the combined company. Other key executives from both companies will be combined to serve on the management team. GigOptix’ new board of directors is expected to consist of all five existing GigOptix directors and two Endwave directors, John Mikulsky and Joseph Lazzara.

Q.	Are Endwave stockholders entitled to appraisal rights?

A.	Endwave stockholders will be entitled to appraisal rights under the Delaware General Corporation Law, or DGCL, and receive payment for the fair value of their Endwave shares if the merger is completed and the dissenting stockholders follow the requirements of Section 262 of the DGCL. Holders of Endwave common stock who do not vote in favor of the merger will have the right to seek appraisal of the fair value of their shares, but only if they follow the requirements of the DGCL. A copy of Section 262 of the DGCL is included as Annex D to this proxy statement/prospectus and a summary of this provision is included under “Proposal One—Adoption of the Merger Agreement—Appraisal Rights” beginning on page 155 of this proxy statement/prospectus. If the holders of more than 10% of the Endwave common stock outstanding on the record date for the special meeting elect to exercise appraisal rights, then GigOptix can elect to terminate the merger agreement.

Q.	How may the Endwave stockholders vote their shares for the special meeting proposals presented in this proxy statement/prospectus?

A.	Endwave stockholders may either vote “For” or “Against” the merger agreement proposal and the adjournment proposal, or abstain from voting from either or both of these proposals. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, Endwave urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy. To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to Endwave before the special meeting, Endwave will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form. Proxy materials are available at https://materials.proxyvote.com/29264A.

Q.	Will a broker or bank holding shares in “street name” for an Endwave stockholder vote those shares for the stockholder at the special meeting?

A.	The broker or bank will not be able to vote shares for an Endwave stockholder on the merger proposal or any of the other proposals that are not considered “routine” matters under the rules of The Nasdaq Stock Market. If an Endwave stockholder’s shares are held in “street name” by a broker or bank, the broker or bank may only vote the shares that holds for the stockholder in accordance with the stockholder’s instructions, unless the subject of the vote is a “routine” matter, such as the election of directors. It is important that stockholders provide instructions to their broker or bank by voting their proxies promptly to ensure that all shares of Endwave common stock that they own are voted as they wish at the special meeting.

Q.	Will Endwave stockholders be able to vote their shares at the special meeting?

A.	Yes. Submitting a proxy will not affect the right of any Endwave stockholder to vote in person at the special meeting. Endwave will distribute written ballots to any Endwave stockholder who requests, and is entitled, to vote at the special meeting. If an Endwave stockholder holds shares in “street name,” the stockholder must request a proxy from the stockholder’s broker or bank in order to vote those shares in person at the special meeting.

Q.	What do Endwave stockholders need to do now?

A.	After carefully reading and considering the information contained in this proxy statement/prospectus, Endwave stockholders are requested to complete and return their proxies as soon as possible. The proxy card will instruct the persons named on the proxy card to vote the stockholder’s Endwave shares at the special meeting as the stockholder directs. If a stockholder signs and sends in a proxy card and does not indicate how the stockholder wishes to vote, the proxy will be voted “FOR” each of the special meeting proposals.

Q.	May an Endwave stockholder change the stockholder’s vote after submitting a proxy?

A.	Yes. If you are the record holder of your shares, you may revoke your proxy and change your vote in any one of three ways:

•	You may submit another properly completed proxy card with a later date.

•	You may send a timely written notice that you are revoking your proxy to Endwave’s Corporate Secretary at 130 Baytech Drive, San Jose, California 95134.

•	You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger agreement and the merger fully and for a more complete description of the legal terms of the merger agreement and the merger, you should carefully read this entire proxy statement/prospectus and the other documents to which you have been referred. See “Where You Can Find More Information” beginning on page 195 of this proxy statement/prospectus.

The Companies (See pages 76 and 91)

GigOptix, Inc.

GigOptix is a leading supplier of electronic and electro-optic semiconductor products that enable high speed telecommunications, or telecom, and data-communications, or data-com, networks. Its products amplify, process, convert and modulate signals between electrical and optical formats for transmission and reception of voice, data and video, enabling global network providers to offer “triple play” and other enhanced services. GigOptix designs and supplies solutions for the 10Gbps, 40Gbps and the emerging 100Gbps standards, both in parallel and serial applications, spanning from short reach datacenter applications up through ultra long-haul submarine networks. Its digital and analog integrated circuit, or IC, products include broadband amplifiers, low noise receivers, mixed-signal integrated circuits, and monolithic microwave integrated circuits, or MMICs, and GigOptix recently introduced electro-optical thin film polymer on silicon, or TFPS, modulators for ultra-broadband applications. These products offer its customers numerous benefits including the ability to operate at higher speeds and over wider temperature ranges, consume less power at peak loads, and offer a small footprint solution. GigOptix has a global customer base including leading telecommunications and data-communications network equipment systems vendors such as Alcatel-Lucent and other “Tier-One” equipment vendors in the United States, Europe and Asia, as well as leading industrial, aerospace and defense customers.

GigOptix operates as a fabless company, which means that it outsources the manufacturing of silicon wafers and believe it has positioned itself uniquely given its ability to offer the three key components in a transponder, namely, TFPS-modulators, matching drivers, and receiver amplifiers, thereby solving the challenging issue of component interoperability and allowing a more highly integrated and durable product at a smaller footprint and lower cost.

GigOptix also develops and markets custom application specific integrated circuits, or ASICs, based on GigOptix’ Structured ASIC and Hybrid ASIC platforms. GigOptix has over 60 different designs encompassing analog-to-digital converter, digital-to-analog converters, regulators and various power management functions. These products enable GigOptix to enhance its product offerings to its telecom and data-com network customers, as well as cross-sell its optical components to its defense and aerospace customers. In 2010, GigOptix sold its products to over 100 customers globally.

For the years ended December 31, 2010 and 2009, GigOptix incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, GigOptix had an accumulated deficit of $73.4 million and $69.0 million, respectively. GigOptix’ then independent registered public accounting firm raised substantial doubt about GigOptix’ ability to continue as a going concern in its report for GigOptix’ consolidated financial statements as of December 31, 2009. GigOptix’ registered independent public accounting firm did not raise substantial doubt about GigOptix’ ability to continue as a going concern in its report for GigOptix’ consolidated financial statements as of December 31, 2010.

GigOptix’ principal executive offices are located at 2300 Geng Road, Suite 250, Palo Alto, CA 94303, its telephone number is (650) 424-1937 and its web site is www.gigoptix.com.

GigOptix’ Industry Background

Over the last 30 years, optical networks using light waves to carry digital packets have systematically replaced electrical networks in data-com and telecom due to their inherent technical advantages that enable higher speeds, denser packing of data, lower cost and reduced energy consumption. Cisco recently estimated in its Visual Networking Index that internet video now accounts for more than one-third of all consumer internet traffic and will account for more than 91% of global consumer Internet traffic by 2013; moreover, Cisco forecasts that global internet protocol, or IP, traffic will continue to grow with a 34% compound annual growth rate, or CAGR, from 2009 to 2014 and that mobile IP traffic will grow at a CAGR of 92% from 2010 to 2015 driven to a large degree by increased use of cloud services and viewing of internet video both over fixed and over mobile networks.

Optical technologies such as Dense Wavelength Division Multiplexing, or DWDM, enable multiple independent data streams to travel over the same length of fiber simultaneously without interfering with each other, greatly expanding the potential throughput of the network. These advantages have driven optical networks from ultra-long haul distances greater than 1000 kilometers (trans-oceanic undersea cables) into short distance applications (metropolitan and enterprise networks) and recently even into distances as small as 30 meters (data centers). Additionally, optical interfaces are in early development for very short-range applications, including chip-to-chip interfaces such as those required by PCs and other consumer electronics that will be designed to take advantage of consumer optical standards, which will surpass the abilities of traditional copper circuitry.

Telecommunications and data-communications network systems vendors are producing optical systems increasingly based on 10Gbps, and are moving to 40Gbps and recently introduced 100Gbps standards. Faced with technological and cost challenges, original equipment manufacturers, or OEMs, are focusing on core competencies of software and systems integration, and are relying on component suppliers, such as GigOptix, to design, develop and supply the critical electronic and electro-optic components to perform the key transmit and receive functions. Moreover, the growing complexity of the components and the need to increase the pace of innovation while reducing costs and energy consumption are driving customers to reduce their number of suppliers and favor vendors with comprehensive product portfolios and deeper product and system expertise. GigOptix expects to meet this challenge to become a strategic part of customers’ early product planning, allowing access to technology development and trends, and increasing the likelihood of garnering meaningful market share.

Endwave Corporation

Endwave designs, manufactures and market radio frequency, or RF, products that enable the transmission, reception and processing of high frequency RF signals. Endwave’s products consist of two key product lines, semiconductor devices and integrated transceiver modules:

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Endwave’s semiconductor product line consists of a wide variety of MMICs including amplifiers, voltage controlled oscillators, up and down converters, variable gain amplifiers, voltage variable attenuators, fixed attenuators and filters. These types of devices are widely used in telecommunications, satellite, defense, security, instrumentation, scientific and consumer systems. While Endwave has developed, produced and sold such devices for several years as components of Endwave’s module products, Endwave first offered them for sale as stand-alone products in the latter part of 2009 and they have not yet become a significant source of revenue for Endwave.

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Endwave’s integrated transceiver modules combine several electronic functions into a single RF sub-system. Historically, Endwave’s main customers for these products have been telecommunication network OEMs, and system integrators that utilize them in digital microwave radios. More recently Endwave has identified and pursued uses for these products in additional product areas; however these alternate applications have not yet become a significant source of revenue for Endwave.

Endwave’s Industry Background

High-Frequency RF Technology

The applications of RF technology are broad, extending from terrestrial AM radio at the low end of the frequency spectrum, which is less than 1 MHz (megahertz, or million cycles per second), to atmospheric monitoring applications at the high end of the frequency spectrum, which is around 100 GHz (gigahertz, or billion cycles per second). Microwave technology refers to technology for the transmission of signals at high frequencies, from approximately 1 GHz to approximately 20 GHz and millimeter wave technology refers to technology for the transmission of signals at very high frequencies, from approximately 20 GHz to beyond 100 GHz. Endwave’s products employ both microwave and millimeter wave technology. The term microwave is commonly understood in the industries Endwave serves, and that term is used in this prospectus/proxy statement as meaning both microwave and millimeter wave.

Endwave’s products are typically designed to operate at frequencies between 1 GHz and 100 GHz, which are referred to in this report as high-frequency RF. Due to their physical attributes, these frequencies are well-suited for numerous applications requiring the transmission of data at high speeds, detection of physical movement, imaging of inorganic and organic objects and various other types of physical measurements.

Telecommunication Networks

High-frequency transceiver modules and their key constituent components, MMICs, are an integral part of microwave radios, which in turn play a key role in many telecommunication networks. Microwave radio links have a number of applications:

Cellular Telephone Backhaul. The communication link between the cellular base station site and the overall telephone network is referred to as cellular backhaul. This is the most common use of microwave radios. In most parts of the world, cellular backhaul is typically accomplished through the use of microwave radios either because of their ease of deployment and low overall cost relative to available wireline options or because adequate wireline facilities are not available. While in the United States and Canada cellular backhaul has typically been accomplished through the use of wireline facilities, there is a growing trend to migrate to microwave backhaul because wireline systems are not a practical alternative to provide the extremely high backhaul data rates necessitated by contemporary “smart phones” and similar devices.

Carrier Class Trunking. To deploy their networks, communications carriers require high capacity links, or trunk circuits, between major voice and data switching centers. While fiber optic cables are the most common type of trunk circuit facility, microwave radios are often used for portions of these circuits when the intervening terrain, such as mountains or bodies of water, is difficult to traverse or as redundant backup links for the fiber optic network.

Private Voice and Data Networks. When private users, such as companies and universities, deploy stand-alone campus area or metropolitan area voice and data networks, they often encounter situations where it is not possible to access a direct physical path between their facilities due to distance or intervening structures and roads. If third-party wireline facilities are not available or cost-effective, a microwave radio link is often used to provide the network connection. In addition, companies often implement microwave facilities as redundant backup links for their wireline facilities.

Fixed Wireless Access Network Backhaul. Similar to the situation in cellular telephone networks, fixed wireless access networks require a backhaul infrastructure to move the data from individual access points to an internet portal. Various approaches are being considered for the widespread implementation of fixed wireless access networks, including the IEEE 802.16 WiMAX standard and Long Term Evolution, or LTE, technology. Regardless of the underlying access technology, all such fixed wireless access networks will face the technological and cost issues associated with connecting individual access points to the wireline network infrastructure. Endwave believes this need for backhaul represents an opportunity for microwave radios, particularly because the anticipated high bandwidth requirements of fixed wireless access networks are served more cost-effectively by microwave radios than by wireline alternatives.

While transient economic conditions and changing deployment schedules may cause short-term market fluctuations, Endwave believes the long-term prospects for the use of its products and technology in telecommunications networks are good. The continued deployment of mobile networks in developing countries, the continued enhancement of networks in developed regions and the ongoing rate of increases in data traffic all work to increase demand for the types of products Endwave offers.

Defense Systems

High-frequency RF technology is an integral part of various defense systems. Key applications in these markets include:

Radar Systems. Traditional radar systems are configured to detect large objects at significant distances. To add to this capability, many new systems employ complementary high frequency RF radar systems designed to detect small vehicles and personnel. These new systems often use these higher frequencies in order to provide greater resolution. A further use of high frequency radar is airborne imaging equipment that allows pilots to see through low-lying haze and dust much in the same way night vision goggles permit one to see in the dark.

Signal Intelligence Systems. Information about an opposing force can be gathered by monitoring their electronic communications. Systems that gather such information utilize a variety of RF and microwave components to monitor and interpret information over a broad spectrum of potential frequencies that a hostile force might use.

High Capacity Communications. A modern, widely-dispersed military or security force requires communication systems to transmit voice, video and data wherever and whenever it is needed. Many military or security communication systems, whether terrestrial, airborne or satellite, employ microwave technology to meet these requirements. As the data rates in these systems increase, the systems must be able to operate at higher frequencies to take advantage of the transmission bandwidth that is available at those frequencies.

Security Systems

Because millimeter wave energy is both emitted by and reflected off of the human body, various sensors and imaging systems can be constructed to enhance the capability of personnel security systems.

Long Distance Personnel Detection. High-frequency RF signals can be used to detect the presence of humans at significant distances, much in the same way lower frequency radar systems can detect metal objects at a distance. This phenomenon can be employed as a “radar fence” to detect intrusion along lengthy security perimeters such as airport runways, secure compounds and international borders.

Security Portals. Using high-frequency RF signals and holographic image processing techniques, it is possible to create images of the human body through garments and thus detect if the individual is carrying contraband objects or weapons. These systems are used in airport security lanes and for the interdiction of contraband or controlled materials in or out of secure facilities.

Security Cameras. Utilizing security cameras that are capable of detecting and forming images with the high-frequency RF energy emitted by the human body it is possible to observe large areas in search of contraband objects or weapons in a stand-off mode that does not require one to pass through a security portal. These systems are used for loss prevention in warehouse facilities and in large public spaces to protect against terrorist activities.

The increasing concern over terrorist attacks in various public spaces is driving demand for these types of security systems and Endwave believes is creating new opportunities for its products.

Other Applications

Scientific Sensors. Various sorts of physical phenomena can be detected and measured using high-frequency RF signals. In particular, they can detect earth movements, both seismic and volcanic, through cloud cover and can also be used to measure atmospheric disturbances at upper altitudes to aid in weather prediction.

Through-wall Imagers. High-frequency RF energy has the capability to see through common building materials and detect if hidden obstructions, electrical lines, pipes or conduits exist inside of a wall. Devices employing this technology are used to avoid disruptions caused by damaging these hidden items during subsequent construction activities.

Automotive Radar. Advanced automotive radar systems utilize high-frequency RF energy to detect road hazards, other vehicles and roadway barriers and signal the power train to take appropriate action to reduce the risk of a collision or other hazardous event.

The range and breadth of applications for high-frequency RF systems continues to grow. Thus, Endwave believes there will be significant market opportunities for its products and technologies going forward.

The Merger (See page 132)

GigOptix, Merger Sub and Endwave have entered into the merger agreement that provides that, subject to the terms of the merger agreement and Delaware law, Merger Sub will be merged with and into Endwave, with Endwave continuing as the surviving entity and a wholly-owned subsidiary of GigOptix.

If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. The outstanding shares of Endwave common stock (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Sub, GigOptix or any subsidiary of GigOptix), including shares issued upon settlement of all outstanding restricted stock units to acquire Endwave common stock, will be converted into the right to receive an aggregate number of shares of GigOptix common stock equal to the product of (0.425/0.575) and the number of shares of GigOptix common stock outstanding immediately prior to consummation of the merger, less 42.5% of the number derived from the formula used in calculating the number of the shares of GigOptix common stock to be issued to holders of outstanding Endwave in-the-money options. Endwave stockholders will receive cash for any fractional share of GigOptix common stock that they would otherwise receive in the merger based on the closing price of GigOptix’ common stock as reported on the OTC Bulletin Board on the trading day immediately prior to the effective time of the merger.

The closing prices of GigOptix and Endwave common stock as of the trading day prior to completion of the merger, as well as the number of shares of GigOptix and Endwave common stock and the number of Endwave restricted stock units and options outstanding as of the completion of the merger are necessary to determine the conversion ratio and aggregate number of shares of GigOptix common stock being issued. Because the market prices of GigOptix and Endwave common stock and numbers of outstanding shares of common stock of both companies and Endwave restricted stock units and options will continue to fluctuate until the completion of the merger, the conversion ratio and the aggregate number of shares of GigOptix common stock to be issued in the merger, as well as the value of such shares, cannot be determined until immediately before the consummation of the merger, and therefore will not be known to Endwave stockholders at the time of the stockholder vote on the merger proposal at the special meeting. On April 28, 2011, there were 12,374,947 shares of GigOptix common stock outstanding, 10,022,590 shares of Endwave common stock outstanding (including shares to be issued upon settlement of restricted stock units) and 398,425 Endwave options that were “in-the-money” (options that had an exercise price below the closing price of Endwave common stock on the Nasdaq Global Market on April 27, 2011). On April 27, 2011, the closing price of GigOptix’ common stock was $2.60 and the closing price of Endwave’s common stock was $2.40. As a result, if the merger were completed on April 28, 2011, GigOptix would issue 74,573 shares of common stock to the holders of Endwave options. 42.5% of that amount is 31,693. The aggregate number of shares GigOptix common stock that would be issued to the holders of Endwave common stock (including shares issued upon settlement of restricted stock units and assuming no shares are subject to perfected appraisal rights) if the merger closed on April 28, 2011 would be 9,146,700 ((0.425/0.575) multiplied by 12,374,947) less 31,693, or 9,115,007, and each outstanding share of Endwave common stock would convert into 0.909 shares of GigOptix common stock. Altogether, a total of 9,189,580 (9,115,007 plus 74,573) shares of GigOptix common stock would be issued in the merger.

Treatment of Endwave Stock Options and Restricted Stock Units (See page 161)

At the effective time of the merger, all outstanding options to acquire Endwave common stock will terminate and cease to represent a right to acquire Endwave common stock. Options that are “in-the-money” (options that have an exercise price below the closing price of Endwave’s common stock on the Nasdaq Global Market on the trading day prior to the effective time of the merger) will be converted into that number of shares of GigOptix common stock determined by dividing the spread value of such options at closing by the closing price of GigOptix’ common stock on the trading day prior to closing. “Spread value” is the product of the total number of shares subject to the option and the difference between the closing price of Endwave’s common stock on the Nasdaq Global Market on the trading day prior to the effective time of the merger and the option’s per share exercise price. Holders of Endwave stock options that are not in-the-money will not be entitled to receive any shares of GigOptix common stock for those stock options.

At the effective time of the merger, restricted stock units of Endwave common stock that are outstanding immediately prior to the effective time of the merger will terminate and cease to represent a right to acquire Endwave common stock. Each holder of an Endwave restricted stock unit will be entitled to receive a number of shares of GigOptix common stock equal to the product of (i) the number of shares of Endwave common stock issuable upon settlement of the applicable Endwave restricted stock unit, whether or not vested, and (ii) the ratio at which outstanding shares of Endwave common stock will be converted in the merger into the right to receive shares of GigOptix common stock.

Recommendation of Endwave’s Board of Directors (See Page 129).

Endwave’s board of directors unanimously determined that the merger is fair to, advisable and in the best interests of Endwave and its stockholders, and duly approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Endwave’s board of directors unanimously recommends that Endwave’s stockholders vote “FOR” adoption of the merger agreement. For the factors considered by Endwave’s board of directors in reaching its decision to approve the merger agreement, see “Proposal One—Adoption of the Merger Agreement—Endwave’s Reasons for the Merger” beginning on page 139 of this proxy statement/prospectus. Endwave’s board of directors also unanimously recommends that Endwave stockholders vote “FOR” the adjournment proposal.

Opinion of Endwave’s Financial Advisor (See page 142)

Endwave retained Merriman Capital, Inc., which is referred to in this proxy statement/prospectus as Merriman, to act as its financial advisor in connection with the merger transaction and to render to the Endwave board of directors an opinion as to the fairness of the consideration to be received by the holders of Endwave common stock pursuant to the merger agreement. At the meeting of the Endwave board of directors on February 4, 2011, Merriman rendered its opinion to the Endwave board of directors to the effect that, as of that date, and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by holders of Endwave common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Merriman’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Merriman in rendering its opinion. Merriman’s opinion was directed to the Endwave board of directors and addresses only the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by holders of Endwave common stock. It does not address any other aspects of the merger transaction and does not constitute a recommendation as to how any holder of Endwave common stock should vote on the merger agreement or any matter related thereto.

The full text of the written opinion of Merriman is attached to this proxy statement as Annex B. Endwave encourages you to read Merriman’s opinion carefully and in its entirety.

Opinion of GigOptix’ Financial Advisor (See page 147)

On February 3, 2011, Roth Capital Partners, LLC, which is referred to in this proxy statement/prospectus as Roth (and which was engaged only in the capacity of rendering a fairness opinion to the GigOptix board of directors, and was not an advisor on the transaction), rendered its oral opinion to GigOptix’ board of directors (which opinion was confirmed in writing by delivery of Roth’s written opinion dated February 4, 2011) as to the fairness of the merger consideration to the holders of GigOptix common stock, from a financial point of view, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Roth in rendering its opinion that, among other things, are set forth in Roth’s opinion.

Roth’s opinion is directed to the GigOptix board of directors and addresses only the fairness from a financial point of view of the consideration to be paid pursuant to the merger agreement as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of GigOptix common stock or whether to take any other action with respect to the merger.

The full text of the written opinion of Roth is attached to this proxy statement as Annex C. GigOptix encourages you to read Roth’s opinion carefully and in its entirety.

The Endwave Special Meeting (See page 129)

A special meeting of the Endwave stockholders will be held on June 10, 2011, starting at 8:00 a.m. local time (unless it is adjourned or postponed to a later date) at Endwave’s offices at 130 Baytech Drive, San Jose, California 95134. The purpose of the special meeting is for Endwave stockholders to consider and vote upon proposals to adopt the merger agreement and  approve the potential adjournment of the special meeting.

Common Stock Ownership By Endwave Directors and Officers and Required Vote

At the close of business on the record date for the special meeting, Endwave’s directors and executive officers and their affiliates beneficially owned and had the right to vote 157,933 shares of Endwave common stock at the special meeting, which represents approximately 1.60% of the shares of Endwave common stock entitled to vote at the special meeting.

The affirmative vote of a majority of the shares of Endwave common stock outstanding and entitled to vote as of the record date is required to adopt the merger agreement, and the affirmative vote of the holders of a majority of the voting power of the shares of Endwave common stock present in person or represented by proxy at the special meeting is required to approve the adjournment proposal.

It is expected that Endwave’s directors and executive officers will vote their shares “FOR” the adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

Interests of Certain Persons in the Merger (See page 153)

Endwave’s executive officers and directors have financial interests in the merger that are different from, or in addition to, their interests as Endwave stockholders generally. The Endwave board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and in recommending that the Endwave stockholders adopt the merger agreement.

Each of Endwave’s executive officers are participants in change in control severance plans sponsored by Endwave, which provide severance and other benefits in the case of qualifying terminations of employment following a change in control, including completion of the merger, that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $1.87 million (collectively, not individually, and excluding the value of any accelerated vesting of stock awards).

The following table shows the potential payout to Endwave’s named executive officers under its Senior Executive Officer Severance and Retention Plan and its Executive Officer Severance and Retention Plan in connection with the merger, assuming the closing of the merger and termination of employment occurred on December 31, 2010:

Name	Salary (1)	COBRA Benefits (2)	Option Awards (3)	Total Benefit
John J. Mikulsky(4)	$987,000	$105,000	$30,168	$1,122,168
Curt P. Sacks	$220,000	$15,000	$9,400	$244,400
Daniel P. Teuthorn	$229,000	$15,000	$10,441	$254,441

(1)	Reflects the greater of 18 months’ salary or three months’ salary for each full year of employment for Mr. Mikulsky (42 months) and 12 months’ salary for Mr. Sacks and Mr. Teuthorn.
(2)	Reflects the greater of nine months coverage or 1.5 months coverage for each full year of employment for Mr. Mikulsky (21 months) and 12 months coverage for Mr. Sacks and Mr. Teuthorn.
(3)	Reflects value of options accelerated in the event of termination without cause in connection with a change of control. Because the closing price of Endwave’s common stock on December 31, 2010 was $2.28 and the exercise prices of certain options outstanding and in-the-money on December 31, 2010 were below the closing price, the value of the options that would have been accelerated are reflected above.
(4)	In connection with the proposed merger with GigOptix, it is anticipated that Mr. Mikulsky’s benefit will be reduced to a total of $881,867 in order to maximize the aggregate present value of such benefit without causing any payment to create an excise tax liability under Section 4999 of the Internal Revenue Code of 1986, as amended.

Certain of Endwave’s executive officers will be employed by GigOptix after the merger. Agreements with these executive officers are being negotiated but have not yet been entered into.

Endwave’s directors and executive officers each hold restricted stock units and options to acquire shares of Endwave common stock. Under the terms of the merger agreement and Endwave’s equity incentive plan, the vesting of all outstanding options and restricted stock units to acquire Endwave common stock, not just options and restricted stock units held by directors and executive officers, will accelerate in connection with the transaction regardless of whether the holder’s employment or other service relationship with Endwave terminates. The completion of the merger will result in, among other things, the conversion of restricted stock units and in-the-money options to acquire Endwave common stock into shares of GigOptix common stock as described in this proxy statement/prospectus. As of April 15, 2011, Endwave’s directors and executive officers held unvested options to purchase 219,843 shares of Endwave common stock and unvested restricted stock units for 64,000 shares of Endwave common stock.

Completion of the Merger is Subject to Certain Conditions (See page 120)

Unless waived by the parties, the respective obligations of each of Endwave, GigOptix and Merger Sub to effect the merger will be subject to the fulfillment of each of the following conditions on or before the effective time of the merger:

•	adoption of the merger agreement by holders of a majority of the outstanding shares of Endwave common stock entitled to vote thereon;

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effectiveness of the registration statement of which this proxy statement/prospectus is a part and the absence of any stop order suspending such effectiveness or pending proceeding for the purpose of obtaining any such stop order;

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all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any government entity, the failure of which to obtain or comply with would be reasonably likely to have a material adverse effect on GigOptix or Endwave, shall have been obtained or filed;

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GigOptix shall have obtained all necessary permits and qualifications required by any state blue sky laws, or otherwise secured an exemption therefrom, in connection with the issuance of GigOptix common stock in the transactions contemplated by the merger agreement, the failure of which to obtain would be reasonably likely to have a material adverse effect on GigOptix or Endwave; and

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absence of any writ, order, temporary restraining order, preliminary injunction or injunction prohibiting completion of the merger and the absence of any pending action, suit or proceeding instituted by a governmental agency seeking any such writ, order, temporary restraining order, preliminary injunction or injunction that is reasonably likely to be successful.

Additionally, unless waived by Endwave, the obligations of Endwave to effect the merger will be subject to the fulfillment of each of the following additional conditions on or before the effective time of the merger:

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certain of the representations and warranties of GigOptix and Merger Sub being true and correct in all respects, and the remaining representations and warranties being true and correct in all material respects, both as of the date of the merger agreement and the date of the closing of the merger, except (i) for changes specifically permitted by the merger agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of the representations and warranties to be so true and correct does not have a material adverse effect on GigOptix;

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GigOptix and Merger Sub will have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the date of the closing of the merger;

•	GigOptix will have furnished a certificate of GigOptix executed by one of its officers to evidence compliance with the conditions set forth in the previous two items;

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the absence of any event or occurrence taking place after the date of the merger agreement and the absence of any circumstance that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a material adverse effect on GigOptix; and

•	GigOptix shall have obtained the consent of its lender to the completion of the merger.

Further, unless waived by GigOptix, the obligations of GigOptix and Merger Sub to effect the merger will be subject to the fulfillment of each of the following additional conditions on or before the effective time of the merger:

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certain of the representations and warranties of Endwave being true and correct in all respects, and the remaining representations and warranties being true and correct in all material respects, both as of the date of the merger agreement and the date of the closing of the merger, except (i) for changes specifically permitted by the merger agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of the representations and warranties to be so true and correct does not have a material adverse effect on Endwave;

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Endwave will have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the date of the closing of the merger;

•	Endwave will have furnished a certificate of Endwave executed by one of its officers to evidence compliance with the conditions set forth in the previous two items;

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the absence of any event or occurrence taking place after the date of the merger agreement and the absence of any circumstance that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a material adverse effect on Endwave; and

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as of the closing of the merger, the aggregate number of Endwave shares for which valid demands for appraisal under Delaware law have been made and not withdrawn shall not exceed 10% of the number of issued and outstanding shares of Endwave common stock on the record date for the Endwave special meeting.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval and adoption of the merger agreement by Endwave stockholders:

•	by mutual written agreement of GigOptix and Endwave duly authorized by the board of directors of each company; or

•	by either Endwave or GigOptix if:

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the merger shall not have been consummated by June 30, 2011 for any reason; provided, however, that the right to terminate the merger agreement under this provision will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before June 30, 2011 and the action or failure to act constitutes a material breach of a covenant of the party set forth in the merger agreement;

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if a court of competent jurisdiction or other government entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable;

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if Endwave’s stockholders do not adopt the merger agreement by reason of the failure to hold a meeting or the failure to obtain the required vote at a meeting of Endwave stockholders; provided, however, that the right to terminate the merger agreement under this provision will not be available to Endwave where the failure to hold a meeting or the failure to obtain the requisite stockholder approval is caused by the action or failure to act of Endwave and the action or failure to act constitutes a material breach by Endwave of its covenants set forth in the merger agreement;

•	(i) the board of directors of Endwave or any committee thereof withdraws or amends or modifies in a manner adverse to GigOptix its recommendation in favor of, the adoption and approval of the merger agreement or the approval of the merger; (ii) Endwave fails to include in this proxy statement/prospectus the recommendation of the board of directors of Endwave in favor of the adoption and approval of the merger agreement and the approval of the merger; (iii) the board of directors of Endwave fails to reaffirm its recommendation in favor of the adoption and approval of the merger agreement and the approval of the merger within ten days after GigOptix requests in writing that such recommendation be reaffirmed at any time following the public announcement of a proposal to acquire Endwave (other than an offer or proposal by GigOptix); (iv) the board of directors of Endwave or any committee thereof shall have approved or recommended any acquisition proposal (other than an offer or proposal by GigOptix); or (v) a tender or exchange offer relating to securities of Endwave is commenced by a person unaffiliated with GigOptix and Endwave does not send to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after the tender or exchange offer is first published, sent or given, a statement disclosing that Endwave recommends rejection of such tender or exchange offer; or

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by Endwave, upon a breach of any representation, warranty, covenant or agreement on the part of GigOptix set forth in the merger agreement, or if any representation or warranty of GigOptix becomes untrue, in either case such that certain conditions set forth in the merger agreement would not be satisfied as of the time of the breach or as of the time the representation or warranty becomes untrue, provided that the inaccuracy in GigOptix’ representations and warranties or breach by GigOptix remains uncured on the date that is 20 business days following written notice of the breach or inaccuracy from Endwave to GigOptix. Endwave may not terminate the merger agreement pursuant to this provision if it has materially breached any of its covenants in the merger agreement and remains in breach of the applicable covenants as of the date of the termination; or

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by GigOptix, upon a breach of any representation, warranty, covenant or agreement on the part of Endwave set forth in the merger agreement, or if any representation or warranty of Endwave becomes untrue, in either case such that the conditions set forth in the merger agreement would not be satisfied as of the time of the breach or as of the time such representation or warranty becomes untrue, provided that the inaccuracy in Endwave’s representations and warranties or breach by Endwave remains uncured on the date that is 20 business days following written notice of the breach or inaccuracy from GigOptix to Endwave. GigOptix may not terminate the merger agreement pursuant to this provision if it has materially breached any of its covenants in the merger agreement and remains in breach of the applicable covenants as of the date of such termination.

Termination Fee and Expenses

On a termination of the merger agreement under certain circumstances, Endwave may be obligated to pay GigOptix a termination fee of $1,000,000 plus certain reasonable documented expenses of GigOptix.

Material U.S. Federal Income Tax Consequences of the Merger (See page 175)

If, as planned and expected, the merger is completed in accordance with the merger agreement and the conditions of the tax opinions being given by Nixon Peabody LLP, counsel to GigOptix, and Cooley LLP, counsel to Endwave, as described in greater detail in “Material U.S. Federal Income Tax Consequences of the Merger”, are otherwise satisfied, Endwave stockholders will not recognize gain or loss upon the receipt of GigOptix common stock in exchange for Endwave stock in connection merger (except to the extent of cash received in lieu of a fractional share of GigOptix common stock). You should read “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax consequences of the merger, including the limitations, exceptions, assumptions and conditions set forth therein. Tax matters can be complicated, and the tax consequences of the transaction to you will depend on your particular tax situation. Accordingly, you are urged to consult your own tax advisors to determine the particular federal, state, local or foreign income, reporting or other tax consequences of the merger to you.

Regulatory Matters (See page 159)

There are no regulatory consents or approvals required to complete the merger.

Appraisal Rights (See page 155)

Endwave stockholders will be entitled to appraisal rights under the Delaware General Corporation Law, or DGCL, and receive payment for the fair value of their Endwave shares if the merger is completed and the dissenting stockholders follow the requirements of Section 262 of the DGCL.

Endwave stockholders who desire to exercise their appraisal rights must not vote in favor of the adoption of the merger agreement, must submit a written demand for an appraisal before the vote on the adoption of the merger agreement and must continue to hold their Endwave shares through the effective date of the merger. Endwave stockholders must also comply with other procedures as required by Section 262 of the DGCL. Endwave stockholders who validly demand appraisal of their shares in accordance with the DGCL and do not withdraw their demand or otherwise forfeit their appraisal rights will not receive the merger consideration. Instead, after completion of the proposed merger, the Court of Chancery of the State of Delaware will determine the fair value of their shares exclusive of any value arising from the proposed merger. This appraisal amount will be paid in cash and could be more than, the same as or less than the value an Endwave stockholder would be entitled to receive under the merger agreement.

A copy of Section 262 of the DGCL is included as Annex D to this proxy statement/prospectus and a summary of this provision is included under “The Merger Agreement—Appraisal Rights” beginning on page 155 of this proxy statement/prospectus. If the holders of more than 10% of the Endwave common stock outstanding on the record date for the special meeting elect to exercise appraisal rights, then GigOptix can elect to terminate the merger agreement.

Comparative Stock Prices and Dividends

GigOptix common stock is quoted on the OTC Bulletin Board under the symbol “GGOX.OB” In connection with the merger, GigOptix is required to use its commercially reasonable efforts to have its common stock listed for trading on the NYSE AMEX. Endwave’s common stock is listed on the Nasdaq Global Market and trades under the symbol “ENWV.”

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of GigOptix common stock, as reported on the OTC Bulletin Board, and per share of Endwave common stock, as reported on the Nasdaq Global Market.

	GigOptix		Endwave
	High	Low	High	Low
2011
Second Quarter (through April 28, 2011)	$3.20	$2.50	$2.63	$2.20
First Quarter	$3.90	$2.39	$2.95	$2.18

2010
Fourth Quarter	$2.75	$1.95	$3.14	$2.02
Third Quarter	$2.65	$1.60	$3.16	$2.00
Second Quarter	$4.45	$1.75	$3.61	$2.62
First Quarter	$4.90	$1.90	$2.95	$2.28

2009
Fourth Quarter	$3.98	$1.90	$3.05	$2.25
Third Quarter	$5.50	$1.90	$3.43	$2.24
Second Quarter	$2.20	$1.40	$3.08	$1.71
First Quarter	$1.75	$0.50	$2.51	$1.36

The following table presents the last reported closing sale price per share of GigOptix common stock, as reported on the OTC Bulletin Board, and per share of Endwave common stock, as reported on the Nasdaq Global Market, on February 4, 2011, the last full trading day before the public announcement of the merger, and on April 28, 2011, the last trading day for which this information could be calculated before the filing of this proxy statement/prospectus. This table also presents the merger consideration equivalent proposed for each share of Endwave common stock on each of the specified dates. These illustrative values are calculated by multiplying the closing price of GigOptix common stock on those dates by a conversion ratio of 0.909. This conversion ratio was calculated by assuming that 9,189,580 shares of GigOptix common stock will be issued to holders of Endwave common stock, restricted stock units and stock options pursuant to the merger, which number is calculated based on the number of shares of GigOptix common stock outstanding as of April 28, 2011 (assuming that there are no shares subject to a perfected appraisal process or shares held by Endwave, Merger Subsidiary, GigOptix or any subsidiary of GigOptix). The actual conversion ratio cannot be determined until immediately before the consummation of the merger. The actual conversion ratio may vary significantly from the ratio determined based on the assumptions above.

	GigOptix Common Stock	Endwave Common Stock	Equivalent Per Share Value of Endwave Common Stock
February 4, 2011	$2.70	$2.24	$2.45
April 2011	$2.55	$2.38	$2.32

As of April 15, 2011, GigOptix had 31 holders of record of its common stock and Endwave had 78 holders of record of its common stock.

Neither GigOptix nor Endwave has paid any cash dividends and GigOptix does not anticipate paying any cash dividends for the foreseeable future after completion of the merger.

RISK FACTORS

There are risks associated with approving the merger, combining the businesses of Endwave and GigOptix and holding GigOptix common stock to be issued in the merger. In addition, there are risks associated with not approving the merger, continuing to operate Endwave’s business on a standalone basis and continuing to hold Endwave common stock. Accordingly, in deciding whether to vote for or against the proposals set forth in this proxy statement/prospectus, Endwave stockholders should consider the following risks:

Risks Relating to the Merger

Because the conversion ratio is not adjustable based on the market price of either GigOptix or Endwave common stock, you cannot be sure of the value of the merger consideration that you will receive.

The number of shares of common stock to be issued by GigOptix in the merger is not adjustable based on the market price of either GigOptix or Endwave common stock and the merger agreement may not be terminated as a result of any such changes. The market value of the shares of GigOptix common stock that Endwave stockholders will be entitled to receive when the merger is completed will depend on the market value of shares of GigOptix common stock at that time, which could vary significantly from the market value of shares of GigOptix common stock on the date the merger agreement was executed, the date of this proxy statement/prospectus or the date of the special meeting. Accordingly, at the time of the special meeting, Endwave stockholders will not know or be able to calculate the market value of the consideration they would receive upon completion of the merger. These variations may result from, among other factors, changes in the business, operations, results and prospects of GigOptix, market expectations of the likelihood that the merger will be completed and the timing of completion, the prospects of post-merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to GigOptix by regulatory agencies and authorities, general market and economic conditions and other factors. Endwave stockholders should obtain recent market quotations before they vote on the matters set forth in this proxy statement/prospectus.

GigOptix may fail to realize the anticipated benefits of the merger.

GigOptix’ future success will depend in significant part on its ability to utilize Endwave’s cash and cash equivalents and to realize the cost savings, operating efficiencies and new revenue opportunities that it expects to result from the integration of the GigOptix and Endwave businesses. GigOptix’ operating results and financial condition will be adversely affected if GigOptix is unable to integrate successfully the operations of GigOptix and Endwave, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings or Endwave’s cash and cash equivalents, in whole or in part. In particular, the integration of GigOptix and Endwave may involve, among other matters, integration of sales, marketing, billing, accounting, manufacturing, engineering, management, personnel, payroll, quality control, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

The cost savings estimates expected to result from the merger as set forth in this proxy statement/prospectus do not include one-time adjustments that GigOptix will record in connection with the merger. In addition, the estimates are based upon assumptions by the managements of GigOptix and Endwave concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and often beyond the control of management.

Endwave will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Endwave and consequently on GigOptix following the merger. These uncertainties may impair each company’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Endwave to seek to change existing business relationships with Endwave. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with Endwave. If, despite Endwave’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Endwave, Endwave’s business and consequently the business of GigOptix following the merger could be seriously harmed.

Failure to complete the merger could negatively affect GigOptix and Endwave.

If the merger is not completed for any reason, GigOptix and Endwave may be subject to a number of material risks, including the following:

•	the companies will not realize the benefits expected from becoming part of a combined company, including a potentially enhanced competitive and financial position;

•	the trading price of each company’s common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and

•	some costs related to the merger, such as legal, accounting and some financial advisory fees, must be paid even if the merger is not completed.

Endwave’s ability to pursue alternatives to the merger is restricted.

The merger agreement contains customary “no-solicitation” covenants pursuant to which neither Endwave nor GigOptix is permitted to solicit any alternative acquisition proposals, provide any information to any person in connection with any alternative acquisition proposal, participate in any discussions or negotiations relating to any alternative acquisition proposal, approve, endorse or recommend any alternative acquisition proposal, or enter into any agreement relating to any alternative acquisition proposal. The “no-solicitation” provision is subject to certain exceptions that permit the board of directors of each of Endwave and GigOptix, as the case may be, to comply with their respective fiduciary duties, which, under certain circumstances, would enable Endwave or GigOptix, as the case may be, to provide information to, and engage in discussions or negotiations with, third parties with respect to alternative acquisition proposals. Upon termination of the merger agreement under certain circumstances, Endwave may be obligated to pay GigOptix a termination fee of $1,000,000 plus certain reasonable documented expenses of GigOptix. These provisions could discourage a potential acquiror that might have an interest in acquiring all or a significant part of Endwave from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration GigOptix proposes to pay in the merger or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Endwave than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to GigOptix in certain circumstances.

Endwave stockholders will have reduced ownership and voting interests in GigOptix and will be able to exercise less influence over management following the merger.

Immediately after the merger, based on the conversion ratios contained in the merger agreement, the pre-merger holders of Endwave common stock and restricted stock units will own that number of shares equal to approximately 42.5% of the outstanding stock of the combined company, less 42.5% of the shares issued in the merger in respect of Endwave stock options. Consequently, stockholders of Endwave will be able to exercise less influence over the management and policies of GigOptix than they currently exercise over the management and policies of Endwave.

There may be a limited public market for shares of GigOptix common stock, and the ability of its stockholders to dispose of their common stock may be limited.

GigOptix common stock has been traded on the OTC Bulletin Board since December 2008. GigOptix cannot foresee the degree of liquidity that will be associated with its common stock. A holder of its common stock may not be able to liquidate his, her or its investment in a short time period or at the market prices that currently exist at the time the holder decides to sell. The market price for GigOptix’ common stock may fluctuate in the future, and such volatility may bear no relation to its performance.

Substantial future sales of GigOptix’ common stock in the public market could cause GigOptix’ stock price to fall.

The sale of GigOptix’ outstanding common stock or shares issuable upon exercise of options or warrants, or the perception that such sales could occur, could cause the market price of GigOptix common stock to decline. As of April 28, 2011, GigOptix had approximately 12,374,947 shares of common stock, options to purchase 7,384,549 shares of GigOptix’ common stock and warrants to purchase approximately 2,257,159 shares of GigOptix’ common stock outstanding. These shares of common stock, including shares of common stock issued upon exercise of options and warrants, have either been registered under the Securities Act and as such are freely tradable without restriction or are otherwise freely tradeable without restriction (subject to the requirements of Rule 144 under the Securities Act), unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. In addition, one of the stockholders of GigOptix, the DBSI Liquidating Trust, holds 1,715,161 shares of GigOptix stock and warrants to purchase 1,000,000 shares of GigOptix’ common stock. GigOptix filed a Registration Statement on Form S-1 for the resale registration of the 1,715,161 shares held directly by the DBSI Liquidity Trust, and to the extent it is permitted to do so, GigOptix will file an amendment to the registration statement for the purpose of registering the 1,000,000 shares underlying the warrants. GigOptix may issue additional shares of GigOptix common stock in the future in private placements, public offerings or to finance mergers or acquisitions.

The exercise of options and warrants and other issuances of shares of common stock or securities convertible into common stock will dilute the interest of GigOptix stockholders.

As of April 28, 2011, there were outstanding options to purchase an aggregate of 7,384,549 shares of GigOptix common stock at a weighted-average exercise price of $2.66 per share, of which options to purchase 2,480,935 shares at a weighted-average exercise price of $3.58 per share were exercisable as of such date. As of April 28, 2011, there were warrants outstanding to purchase 2,257,159 shares of GigOptix common stock at a weighted average exercise price of $5.86 per share. Certain of these warrants contain adjustment provisions that will reset the exercise price per share of such warrants to any lower price than the existing exercise price at which GigOptix issues shares of its common stock in the future for so long as those warrants are outstanding. The exercise of options and warrants at prices below the market price of GigOptix common stock could adversely affect the price of shares of GigOptix common stock. Additional dilution may result from the issuance of shares of GigOptix capital stock in connection with acquisitions or in connection with financing efforts.

Any issuance of GigOptix common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder by reducing his, her or its percentage ownership of the total outstanding shares. Moreover, if GigOptix issues options or warrants to purchase its common stock in the future and those options or warrants are exercised, or if GigOptix issues restricted stock, stockholders may experience further dilution.

In addition, certain warrants to purchase shares of GigOptix’ common stock currently contain an exercise price above the current market price for the common stock. These warrants are known as “above-market” warrants. As a result, it is possible that the holders of these warrants may choose not to exercise them prior to their expiration, in which case GigOptix may not realize any proceeds from their exercise.

The combined company will not be able to fully utilize Endwave’s current net operating loss carryforwards.

As of December 31, 2010, Endwave had a federal net operating loss carryforward of approximately $205.6 million, federal research and development tax credit carryforwards of approximately $2.2 million and a California net operating loss carryforward of approximately $82.2 million. These amounts, if not subject to limitation, would be available to offset the income of Endwave (and, after the merger, GigOptix) that would otherwise be subject to federal and California taxation. However, federal and state net operating loss carryforwards are and will continue to be subject to limitations based on ownership changes of Endwave as well as the combined company after the merger. Due to ownership changes that have occurred to date, only $29.9 million of Endwave’s federal net operating loss carryforwards currently may be used to offset Endwave’s taxable income, which amount would increase (to the extent not utilized) by $4.4 million in 2011 and 2012 and $1.5 million in subsequent tax years through 2027, for total of $61.8 million. The consummation of the merger will result in an additional limitation on the ability to utilize Endwave’s current net operating loss carryforwards. Based on Endwave’s most recent Section 382 analysis and Endwave’s estimate of the value of the shares to be issued in the merger and its balance sheet as of the closing of the merger, and assuming no further ownership changes until the date the merger is consummated, Endwave believes the completion of the merger with GigOptix would have the effect of decreasing the amount of realizable federal net operating loss carryforwards to approximately $400,000 per year, which would have the effect of reducing Endwave’s total realizable federal net operating loss carryforwards from approximately $61.8 million to $7.8 million.

Risks Related to GigOptix

GigOptix and its predecessors have incurred substantial operating losses in the past and it may not be able to achieve profitability in the future.

GigOptix has incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, GigOptix incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, GigOptix had an accumulated deficit of $73.4 million and $69.0 million, respectively. GigOptix expects development, sales and other operating expenses to increase in the future as it expands its business. If GigOptix’ revenue does not grow to offset these expected increased expenses, it may not be profitable. In fact, in future quarters GigOptix may not have any revenue growth and its revenues could decline. Furthermore, if GigOptix’ operating expenses exceed expectations, financial performance will be adversely affected and it may continue to incur significant losses in the future.

In addition, GigOptix acquired ChipX in November 2009. Chip X incurred net losses of $5.7 million for the year ended December 31, 2008 and an additional net loss of $3.3 million for the period from January 1, 2009 through the date of acquisition of November 9, 2009.

GigOptix may fail to realize the anticipated benefits of its merger with ChipX.

GigOptix’ future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities that are expected to result from the integration of the GigOptix and ChipX businesses. Its operating results and financial condition will be adversely affected if GigOptix is unable to integrate successfully the operations of GigOptix and ChipX, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of GigOptix and ChipX may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

Any estimates of cost savings are based upon GigOptix’ assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and are often beyond GigOptix’ control.

GigOptix’ strategy of growth through acquisition could harm its business.

It is GigOptix’ intent to continue to grow through strategic acquisitions. Successful integration of newly acquired target companies may place a significant burden on its management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration processes could harm GigOptix’ business, financial condition and operating results. In addition, GigOptix may be unable to execute its acquisition strategy, resulting in under-utilized resources and a failure to achieve anticipated growth.

GigOptix faces intense competition and expects competition to increase in the future, which could have an adverse effect on its revenue, revenue growth rate, if any, and market share.

The global semiconductor market in general is highly competitive. GigOptix competes in different target markets to various degrees on the basis of a number of principal competitive factors, including its products’ performance, features and functionality, energy efficiency, size, ease of system design, customer support, products, reputation, reliability and price, as well as on the basis of its customer support, the quality of its product roadmap and its reputation. GigOptix expects competition to increase and intensify as more and larger semiconductor companies as well as the internal resources of large, integrated OEMs, enter its markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect GigOptix’ business, revenue, revenue growth rates and operating results.

GigOptix’ competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets and internal engineering groups within device manufacturers, some of which may be its customers. GigOptix’ primary competitors include Triquint, Vitesse, Oki, Inphi and Gennum. GigOptix expects competition in the markets in which it participates to increase in the future as existing competitors improve or expand their product offerings. In addition, GigOptix believes that a number of other public and private companies are in the process of developing competing products for digital television and other broadband communication applications. Because GigOptix’ products often are “building block” semiconductors that provide functions that in some cases can be integrated into more complex integrated circuits, GigOptix also faces competition from manufacturers of integrated circuits, some of which may be existing customers that develop their own integrated circuit products.

GigOptix’ ability to compete successfully depends on elements both within and outside of its control, including industry and general economic trends. During past periods of downturns in its industry, competition in the markets in which it operates intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of GigOptix’ competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future. Moreover, the competitive landscape is changing as a result of consolidation within its industry as some of its competitors have merged with or been acquired by other competitors, and other competitors have begun to collaborate with each other. These developments may materially and adversely affect GigOptix’ current and future target markets and its ability to compete successfully in those markets.

If GigOptix fails to develop and introduce new or enhanced products on a timely basis, its ability to attract and retain customers could be impaired and its competitive position could be harmed.

GigOptix operates in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, GigOptix must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet the cost expectations of its customers. The introduction of new products by GigOptix’ competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render its existing or future products obsolete. GigOptix’ failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue. In particular, GigOptix may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent its development, introduction or marketing of new or enhanced products. If GigOptix fails to introduce new or enhanced products that meet the needs of its customers or penetrate new markets in a timely fashion, it will lose market share and its operating results will be adversely affected.

GigOptix may require additional capital to continue to fund its operations. If GigOptix needs but does not obtain additional capital, it may be required to substantially limit operations.

GigOptix may not generate sufficient cash from its operations to finance its anticipated operations for the foreseeable future from such operations. Although consummation of the merger with Endwave is expected to improve GigOptix’ cash position and mitigate GigOptix’ near-term liquidity needs, it is anticipated that GigOptix may need to use such cash for its capital needs. Furthermore, to the extent that the merger is not consummated, GigOptix may need to seek funding through public or private financings, including equity financings, and through other arrangements including collaborations. GigOptix could require additional financing sooner than expected if it has poor financial results, including unanticipated expenses, or an unanticipated drop in projected revenues. Such financing may be unavailable when needed or may not be available on acceptable terms. If GigOptix raises additional funds by issuing equity or convertible debt securities, the percentage ownership of its current stockholders will be reduced, and these securities may have rights superior to those of its common stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, GigOptix may be required to limit its operations substantially. These limitations of operations may include a possible sale or shutdown of portions of its business, reductions in capital expenditures and reductions in staff and discretionary costs.

GigOptix has incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, GigOptix incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million respectively. As of December 31, 2010 and 2009, GigOptix had an accumulated deficit of $73.4 million and $69.0 million, respectively. GigOptix has incurred significant losses since inception, attributable to GigOptix’ efforts to design and commercialize GigOptix’ products. GigOptix has managed GigOptix’ liquidity during this time through a series of cost reduction initiatives and through increasing GigOptix’ line of credit with GigOptix’ bank. GigOptix’ ability to continue as a going concern is dependent on many events outside of GigOptix’ direct control, including, among other things, obtaining additional financing either privately or through public markets and consumers purchasing GigOptix’ products in substantially higher volumes. During 2010, GigOptix raised approximately $3.9 million in additional equity capital from institutional investors.

GigOptix relies on a limited number of third parties to manufacture, assemble and test its products, and the failure to manage its relationships with its third-party contractors successfully could adversely affect its ability to market and sell its products.

GigOptix does not have its own manufacturing facilities. GigOptix operates an outsourced manufacturing business model that utilizes third-party foundry and assembly and test capabilities. As a result, GigOptix relies on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing, for many components or products. Currently, GigOptix’ semiconductor devices are manufactured by foundries operated by IBM, Win, Triquint, UMC and SEI. GigOptix also uses third-party contractors for all of its assembly and test operations, including Bourns, Spel, IMT and Sanmina SCI.

Relying on third party manufacturing, assembly and testing presents significant risks to GigOptix, including the following:

•	failure by GigOptix, or its customers or their end customers to qualify a selected supplier;

•	capacity shortages during periods of high demand;

•	reduced control over delivery schedules and quality;

•	shortages of materials and potential lack of adequate capacity during periods of excess demand;

•	misappropriation of its intellectual property;

•	limited warranties on wafers or products supplied to GigOptix;

•	potential increases in prices;

•	inadequate manufacturing yields and excessive costs;

•	difficulties selecting and integrating new subcontractors; and

•	potential instability in countries where third-party manufacturers are located.

The ability and willingness of GigOptix’ third-party contractors to perform is largely outside its control. If one or more of GigOptix’ contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, GigOptix’ ability to bring products to market and GigOptix’ reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to the recent worldwide decline in the semiconductor industry, manufacturing could be disrupted, GigOptix could have difficulties fulfilling GigOptix’ customer orders and its net revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, GigOptix could have difficulties fulfilling its customer orders, its net revenue could decline and its business, financial condition and results of operations would be adversely affected.

GigOptix does not have any long-term supply contracts with its contract manufacturers or suppliers, and any disruption in its supply of products or materials could have a material adverse effect on its business, revenue and operating results.

GigOptix currently does not have long-term supply contracts with any of its third-party vendors. GigOptix makes substantially all of its purchases on a purchase order basis, and its contract manufacturers are not required to supply it products for any specific period or in any specific quantity. GigOptix expects that it would take approximately nine to twelve months to transition performance of its foundry or assembly services to new providers. Such a transition would likely require a qualification process by its customers or their end customers. GigOptix generally places orders for products with some of its suppliers approximately four to five months prior to the anticipated delivery date, with order volumes based on its forecasts of demand from its customers. Accordingly, if GigOptix inaccurately forecasts demand for its products, it may be unable to obtain adequate and cost-effective foundry or assembly capacity from its third-party contractors to meet its customers’ delivery requirements, or GigOptix may accumulate excess inventories. GigOptix’ third-party contractors have not provided any assurance to it that adequate capacity will be available to GigOptix within the time required to meet additional demand for its products.

Average selling prices of GigOptix’ products could decrease rapidly, which could have a material adverse effect on its revenue and gross margins.

GigOptix may experience substantial period-to-period fluctuations in future operating results due to the erosion of its average selling prices. From time to time, GigOptix has reduced the average unit price of its products in anticipation of competitive pricing pressures, new product introductions by it or its competitors and for other reasons. GigOptix expects that it will have to do so again in the future. If GigOptix is unable to offset any reductions in its average selling prices by increasing its sales volumes or introducing new products with higher operating margins, its revenue and gross margins will suffer. To maintain its gross margins, GigOptix must develop and introduce new products and product enhancements on a timely basis and continually reduce its and its customers’ costs. Failure to do so would cause GigOptix’ revenue and gross margins to decline.

Due to GigOptix’ limited operating history, it may have difficulty accurately predicting its future revenue and appropriately budgeting its expenses.

GigOptix was incorporated in 2008 and had only a limited operating history from which to predict future revenue. This limited operating experience, combined with the rapidly evolving nature of the markets in which it sells its products, substantial uncertainty concerning how these markets may develop and other factors beyond its control, reduces its ability to accurately forecast quarterly or annual revenue. GigOptix is currently expanding its staffing and increasing its expense levels in anticipation of future revenue growth. If its revenue does not increase as anticipated, it could incur significant losses due to its higher expense levels if it is not able to decrease its expenses in a timely manner to offset any shortfall in future revenue.

GigOptix’ customers require its products and its third-party contractors to undergo a lengthy and expensive qualification process, which may delay and does not assure product sales.

Prior to purchasing GigOptix’ products, its customers require that both GigOptix’ products and GigOptix’ third-party contractors undergo extensive qualification processes, which involve testing of the products in the customer’s system and rigorous reliability testing. This qualification process may continue for six months or more. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the product, changes in GigOptix’ customer’s manufacturing process or its selection of a new supplier may require a new qualification process, which may result in delays and in GigOptix holding excess or obsolete inventory. After GigOptix’ products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate its products. Despite these uncertainties, GigOptix devotes substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying its products with customers in anticipation of sales. If GigOptix is unsuccessful or delayed in qualifying any of its products with a customer, sales of this product to the customer may be precluded or delayed, which may impede GigOptix’ growth and cause GigOptix’ business to suffer.

GigOptix is subject to order and shipment uncertainties, and differences between GigOptix’ estimates of customer demand and product mix and its actual results could negatively affect GigOptix’ inventory levels, sales and operating results.

GigOptix’ revenue is generated on the basis of purchase orders with GigOptix’ customers rather than long-term purchase commitments. In addition, GigOptix’ customers can cancel purchase orders or defer the shipments of GigOptix’ products under certain circumstances. GigOptix’ products are manufactured using a silicon foundry according to its estimates of customer demand, which requires GigOptix to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into GigOptix’ aggregate estimate. GigOptix has limited visibility into future customer demand and the product mix that its customers will require, which could adversely affect GigOptix’ revenue forecasts and operating margins. Moreover, because GigOptix’ target markets are relatively new, many of its customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for GigOptix’ products. In addition, the rapid pace of innovation in GigOptix’ industry could render significant portions of its inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in its reserves that could adversely affect GigOptix’ business, operating results and financial condition. Conversely, if GigOptix were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, GigOptix could forego revenue opportunities, potentially lose market share and damage its customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact GigOptix’ profit margins, increase GigOptix’ write-offs due to product obsolescence and restrict its ability to fund its operations.

The recent earthquake and related tsunami in Japan has accelerated the rate of orders from certain of GigOptix’ customers and negatively affected certain of its suppliers. If GigOptix is unable to properly manage the supply of products to its customers, there could be a negative impact on GigOptix’ financial position, statement of operations and cash flows.

GigOptix has certain customers and suppliers in Japan. To date, the recent earthquake and related tsunami in Japan has not caused a negative impact on GigOptix’ customers, and in some cases, GigOptix has experienced an acceleration in orders from current customers and new customers that cannot obtain supply from other vendors. To the extent that GigOptix is able to plan its inventory and obtain the necessary materials in a timely manner, GigOptix believes that it can support the acceleration in orders from its current customers as well as potential orders from new customers. If GigOptix cannot procure, process, assemble and test the required materials to support these customers, there could be a negative impact on GigOptix’ financial condition, results of operations and cash flows. GigOptix also has certain suppliers that have been negatively impacted by power shortages and other operational problems as a result of the earthquake and tsunami. While in certain cases GigOptix has inventory of products from these suppliers to support sales in the near-term, to the extent GigOptix cannot obtain materials and products in the correct mix from these suppliers to support purchase orders and sales forecasts from its customers, it could have a negative impact on GigOptix’ financial position, statement of operations and cash flows. In order to support future sales requiring materials from these suppliers, GigOptix may have to place larger orders or orders far in advance than is customary in order to secure adequate supply. To the extent GigOptix carries this additional inventory, GigOptix exposes itself to risks that sales forecasts may not materialize as planned and GigOptix will have to record write-downs of inventory, which would negatively impact its results of operations.

Winning business is subject to lengthy competitive selection processes that require GigOptix to incur significant expenditures. Even if GigOptix begins a product design, a customer may decide to cancel or change its product plans, which could cause GigOptix to generate no revenue from a product and adversely affect GigOptix’ results of operations.

The selection process for obtaining new business typically is lengthy and can require GigOptix to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. GigOptix may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that some of GigOptix’ customers’ products likely will have short life cycles. Failure to obtain business in a new product design could prevent GigOptix from offering an entire generation of a product, even though this has not occurred to date. This could cause GigOptix to lose revenue and require GigOptix to write off obsolete inventory, and could weaken its position in future competitive selection processes.

After securing new business, GigOptix may experience delays in generating revenue from GigOptix’ products as a result of the lengthy development cycle typically required. GigOptix’ customers generally take a considerable amount of time to evaluate GigOptix’ products. The typical time from early engagement by GigOptix’ sales force to actual product introduction could run from 12 to 24 months. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing GigOptix to lose anticipated sales. In addition, any delay or cancellation of a customer’s plans could materially and adversely affect GigOptix’ financial results, as GigOptix may have incurred significant expense and generated no revenue. Finally, GigOptix’ customers’ failure to successfully market and sell their products could reduce demand for GigOptix’ products and materially and adversely affect GigOptix’ business, financial condition and results of operations. If GigOptix were unable to generate revenue after incurring substantial expenses to develop any of its products, its business would suffer.

Many of GigOptix’ products will have long sales cycles, which may cause GigOptix to expend resources without an acceptable financial return and which makes it difficult to plan GigOptix’ expenses and forecast GigOptix’ revenue.

Many of GigOptix’ products will have long sales cycles that involve numerous steps, including initial customer contacts, specification writing, engineering design, prototype fabrication, pilot testing, regulatory approvals (if needed), sales and marketing and commercial manufacture. During this time, GigOptix may expend substantial financial resources and management time and effort without any assurance that product sales will result. The anticipated long sales cycle for some of GigOptix’ products makes it difficult to predict the quarter in which sales may occur. Delays in sales may cause GigOptix to expend resources without an acceptable financial return and make it difficult to plan expenses and forecast revenues.

GigOptix is subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry is experiencing a significant downturn during the current global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The current downturn and any future downturns could have a material adverse effect on GigOptix’ business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. GigOptix is dependent on the availability of this capacity to manufacture and assemble its products, and its third-party manufacturers have not provided assurances that adequate capacity will be available to GigOptix in the future.

A large proportion of GigOptix’ products are directed at the telecommunications and data communications markets, which continue to be subject to overcapacity.

The technology equipment industry is cyclical and has experienced significant and extended downturns in the past, often in connection with, or in anticipation of, maturing product cycles, and capital spending cycles and declines in general economic conditions. The cyclical nature of these markets has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. GigOptix may experience periodic fluctuations in GigOptix’ financial results because of these or other industry-wide conditions. Developments that adversely affect the telecommunications or data communications markets, including delays in traffic growth and changes in U.S. government regulation, could halt GigOptix’ efforts to generate revenue or cause revenue growth to be slower than anticipated from sales of electro-optic modulators, semiconductors and related products. Reduced spending and technology investment by telecommunications companies may make it more difficult for GigOptix’ products to gain market acceptance. GigOptix’ potential customers may be less willing to purchase new technology such as GigOptix’ technology or invest in new technology development when they have reduced capital expenditure budgets.

GigOptix derives a significant portion of its revenue from a small number of customers and the loss of one or more of these key customers, the diminished demand for GigOptix’ products from a key customer, or the failure to obtain certifications from a key customer or its distribution channel could significantly reduce GigOptix’ revenue and profits.

A relatively small number of customers account for a significant portion of GigOptix’ revenue in any particular period. For instance, Alcatel and contracts with the U.S. government accounted for 11% and 14%, respectively, of GigOptix’ revenue for fiscal year 2010. One or more of GigOptix’ key customers may discontinue operations as a result of consolidation, liquidation or otherwise, or reduce significantly its business with GigOptix due to the current economic conditions. Reductions, delays and cancellation of orders from GigOptix’ key customers or the loss of one or more key customers could significantly further reduce GigOptix’

revenue and profits. There is no assurance that GigOptix’ current customers will continue to place orders with GigOptix, that orders by existing customers will continue at current or historical levels or that GigOptix will be able to obtain orders from new customers.

GigOptix relies on a small number of development contracts with the U.S. Department of Defense and government contractors for a large portion of GigOptix’ revenue. The termination or non-renewal of one or more of these contracts could reduce GigOptix’ future revenue.

Fourteen percent of GigOptix’ revenue for the year ended December 31, 2010 was derived from performance on a limited number of development contracts with various agencies within the U.S. government. Any failure by GigOptix to continue these relationships or significant disruption or deterioration of GigOptix’ relationship with the U.S. Department of Defense may reduce revenues. Government programs must compete with programs managed by other contractors for limited and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. GigOptix’ competitors frequently engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. In addition, GigOptix’ development contracts with government agencies are subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at any time at its convenience. Termination of these development contracts, a shift in government spending to other programs in which GigOptix is not involved, or a reduction in government spending generally or defense spending specifically could severely harm GigOptix’ business. GigOptix intends to continue to compete for government contracts and expect such contracts will be a large percentage of GigOptix’ revenue for the foreseeable future. The development contracts in place with various agencies within the U.S. Department of Defense require ongoing compliance with applicable federal procurement regulations. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures, as well as suspensions or prohibitions from entering into such development contracts. Also, the reporting and appropriateness of costs and expenses under these development contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, or DCAA, an agency of the U.S. Department of Defense. In addition, GigOptix obtains provisional billing rates from the DCAA to bill under government contracts. Any differences between provisional billing rates and actual billed rates may result in an adjustment to revenue. Any failure to comply with applicable government regulations could jeopardize GigOptix’ development contracts and otherwise harm GigOptix’ business.

GigOptix’ future success depends in part on the continued service of its key senior management, design engineering, sales, marketing, and technical personnel and its ability to identify, hire and retain additional, qualified personnel.

GigOptix’ future success depends to a significant extent upon the continued service of GigOptix’ senior management personnel, including GigOptix’ Chief Executive Officer, Dr. Avi Katz and GigOptix’ Chief Technical Officer, Andrea Betti-Berutto. GigOptix does not maintain key person life insurance on any of GigOptix’ executive officers and do not intend to purchase any in the future. The loss of key senior executives could have a material adverse effect on GigOptix’ business. There is intense competition for qualified personnel in the semiconductor and polymer industries, and GigOptix may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of GigOptix’ business, or to replace engineers or other qualified personnel who may leave GigOptix’ employment in the future. There may be significant costs associated with recruiting, hiring and retaining personnel. Periods of contraction in GigOptix’ business may inhibit GigOptix’ ability to attract and retain GigOptix’ personnel. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to GigOptix’ product development or other aspects of GigOptix’ business.

GigOptix is subject to the risks frequently experienced by early stage companies.

The likelihood of GigOptix’ success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include GigOptix’ potential inability to:

•	establish product sales and marketing capabilities;

•	establish and maintain markets for GigOptix’ potential products;

•	identify, attract, retain and motivate qualified personnel;

•	continue to develop and upgrade GigOptix’ technologies to keep pace with changes in technology and the growth of markets using semiconductors and polymer materials;

•	develop expanded product production facilities and outside contractor relationships;

•	maintain GigOptix’ reputation and build trust with customers;

•	improve existing and implement new transaction processing, operational and financial systems;

•	scale up from small pilot or prototype quantities to large quantities of product on a consistent basis;

•	contract for or develop the internal skills needed to master large volume production of GigOptix’ products; and

•	fund the capital expenditures required to develop volume production due to the limits of available financial resources.

GigOptix’ future growth will suffer if it does not achieve sufficient market acceptance of its products.

GigOptix’ success depends, in part, upon GigOptix’ ability to maintain and gain market acceptance of GigOptix’ products. To be accepted, these products must meet the quality, technical performance and price requirements of GigOptix’ customers and potential customers. The optical communications industry is currently fragmented with many competitors developing different technologies. Some of these technologies may not gain market acceptance. GigOptix’ products, including products based on polymer materials, may not be accepted by OEMs and systems integrators of optical communications networks and consumer electronics. In addition, even if GigOptix achieves some degree of market acceptance for GigOptix’ potential products in one industry, GigOptix may not achieve market acceptance in other industries for which GigOptix is developing products, which market acceptance is critical to meeting GigOptix’ financial targets.

Many of GigOptix’ current products, particularly those based on polymer technology, are either in the development stage or are being tested by potential customers. GigOptix cannot be assured that its development efforts or customer tests will be successful or that they will result in actual material sales, or that such products will be commercially viable.

Achieving market acceptance for GigOptix’ products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by customers. It will also require the ability to provide excellent customer service. GigOptix may be unable to offer products that compete effectively due to GigOptix’ limited resources and operating history. Also, certain large corporations may be predisposed against doing business with a company of GigOptix’ limited size and operating history. Failure to achieve broad acceptance of GigOptix’ products by customers and to compete effectively would harm GigOptix’ operating results.

Successful commercialization of current and future products will require GigOptix to maintain a high level of technical expertise.

Technology in GigOptix’ target markets is undergoing rapid change. To succeed in these target markets, GigOptix will have to establish and maintain a leadership position in the technology supporting those markets. Accordingly, GigOptix’ success will depend on GigOptix’ ability to:

•	accurately predict the needs of target customers and develop, in a timely manner, the technology required to support those needs;

•	provide products that are not only technologically sophisticated but are also available at a price acceptable to customers and competitive with comparable products;

•	establish and effectively defend GigOptix’ intellectual property; and

•	enter into relationships with other companies that have developed complementary technology into which GigOptix’ products may be integrated.

GigOptix cannot assure you that it will be able to achieve any of these objectives.

The failure to compete successfully could harm GigOptix’ business.

GigOptix’ faces competitive pressures from a variety of companies in GigOptix’ target markets. The telecom, data-com and consumer opto-electronics markets are highly competitive and it expects that domestic and international competition will increase in these markets, due in part to deregulation, rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Increased competition could result in significant price competition, reduced revenues or lower profit margins. Many of GigOptix’ competitors and potential competitors have or may have substantially greater research and product development capabilities, financial, scientific, marketing, and manufacturing and human resources, name recognition and experience than it does. As a result, these competitors may:

•	succeed in developing products that are equal to or superior to GigOptix’ products or that will achieve greater market acceptance than GigOptix’ products;

•	devote greater resources to developing, marketing or selling their products;

•	respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render GigOptix’ technologies or potential products obsolete;

•	introduce products that make the continued development of GigOptix’ potential products uneconomical;

•	obtain patents that block or otherwise inhibit GigOptix’ ability to develop and commercialize potential products;

•	withstand price competition more successfully than GigOptix;

•	establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of prospective customers better than GigOptix; and

•	take advantage of acquisitions or other opportunities more readily than GigOptix.

Competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements that are available to customers on a more timely basis than comparable products from GigOptix or that have the potential to replace or provide lower cost alternatives to GigOptix’ products. The introduction of enhancements or new products by competitors could render GigOptix’ existing and future products obsolete or unmarketable. Each of these factors could have a material adverse effect on GigOptix’ business, financial condition and results of operations.

GigOptix may be unable to obtain effective intellectual property protection for GigOptix’ potential products and technology.

Any intellectual property that GigOptix has or may acquire, license or develop in the future may not provide meaningful competitive advantages. GigOptix’ patents and patent applications, including those it licenses, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, there are patents held by third parties that relate to polymer materials and electro-optic devices. These patents could be used as a basis to challenge the validity or limit the scope of GigOptix’ patents or patent applications. A successful challenge to the validity or limitation of the scope of GigOptix’ patents or patent applications could limit GigOptix’ ability to commercialize the technology and, consequently, reduce revenues.

Moreover, competitors may infringe GigOptix’ patents or those that it licenses, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, GigOptix may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting GigOptix’ proprietary rights. In addition, in an infringement proceeding, a court may decide that GigOptix’ patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of GigOptix’ intellectual property is difficult and expensive, and it may not be able to, or have the resources to, prevent misappropriation of GigOptix’ proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

GigOptix also relies on the law of trade secrets to protect unpatented technology and know-how. GigOptix tries to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose GigOptix’ trade secrets or confidential information to competitors, or such competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm GigOptix’ business.

GigOptix may be subject to patent infringement claims, which could result in substantial costs and liability and prevent GigOptix from commercializing potential products.

Third parties may claim that GigOptix’ potential products or related technologies infringe their patents. Any patent infringement claims brought against GigOptix may cause GigOptix to incur significant expenses, divert the attention of management and key personnel from other business concerns and, if successfully asserted, require GigOptix to pay substantial damages. In addition, as a result of a patent infringement suit, GigOptix may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants GigOptix rights to use its intellectual property. GigOptix may be unable to obtain these rights on acceptable terms, if at all. Even if GigOptix is able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore competitors may obtain access to the same intellectual property. Ultimately, GigOptix may be unable to commercialize GigOptix’ potential products or may have to cease some business operations as a result of patent infringement claims, which could severely harm GigOptix’ business.

If GigOptix’ potential products infringe the intellectual property rights of others, it may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against GigOptix’ current or potential customers. These claims may require GigOptix to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, GigOptix may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If GigOptix cannot obtain all necessary licenses on commercially reasonable terms, GigOptix may be unable to continue selling such products.

The technology that GigOptix licenses from various third parties may be subject to government rights and retained rights of the originating research institution.

GigOptix licenses technology from various companies or research institutions, such as the University of Washington. Many of these partners and licensors have obligations to government agencies or universities. Under their agreements, a government agency or university may obtain certain rights over the technology that GigOptix has developed and licensed, including the right to require that a compulsory license be granted to one or more third parties selected by the government agency.

In addition, GigOptix’ partners often retain certain rights under their licensing agreements, including the right to use the technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether such partners limit their use of the technology to these uses, and GigOptix could incur substantial expenses to enforce its rights to this licensed technology in the event of misuse.

If GigOptix fails to develop and maintain the quality of GigOptix’ manufacturing processes, GigOptix’ operating results would be harmed.

The manufacture of GigOptix’ products is a multi-stage process that requires the use of high-quality materials and advanced manufacturing technologies. With respect to GigOptix’ polymer-based products, polymer-related device development and manufacturing must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of a product in a lot to be defective. If GigOptix is unable to develop and continue to improve on GigOptix’ manufacturing processes or to maintain stringent quality controls, or if contamination problems arise, GigOptix’ operating results would be harmed.

The complexity of GigOptix’ products may lead to errors, defects and bugs, which could result in the necessity to redesign products and could negatively impact GigOptix’ reputation with customers.

Products as complex as GigOptix’ may contain errors, defects and bugs when first introduced or as new versions are released. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of GigOptix’ products or result in a costly recall and could damage GigOptix’ reputation and adversely affect GigOptix’ ability to retain existing customers and to attract new customers. In particular, certain products are customized or designed for integration into specific network systems. If GigOptix’ products experience defects, GigOptix may need to undertake a redesign of the product, a process that may result in significant additional expenses.

GigOptix may also be required to make significant expenditures of capital and resources to resolve such problems. There is no assurance that problems will not be found in new products after commencement of commercial production, despite testing by GigOptix, GigOptix’ suppliers and GigOptix’ customers.

GigOptix could be exposed to significant product liability claims that could be time-consuming and costly and impair GigOptix’ ability to obtain and maintain insurance coverage.

GigOptix may be subject to product liability claims if any of GigOptix’ products are alleged to be defective or harmful. Product liability claims or other claims related to GigOptix’ potential products, regardless of their outcome, could require GigOptix to spend significant time and money in litigation, divert management’s time and attention from other business concerns, require GigOptix to pay significant damages, harm GigOptix’ reputation or hinder acceptance of GigOptix’ products. Any successful product liability claim may prevent GigOptix from obtaining adequate product liability insurance in the future on commercially reasonable terms. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could impair GigOptix’ ability to commercialize GigOptix’ products. In addition, certain of GigOptix’ products are sold under warranties. The failure of GigOptix’ products to meet the standards set forth in such warranties could result in significant expenses to GigOptix.

If GigOptix fails to effectively manage GigOptix’ growth, and effectively transition from GigOptix’ focus on research and development activities to commercially successful products, GigOptix’ business could suffer.

Failure to manage growth of operations could harm GigOptix’ business. To date, a large number of GigOptix’ activities and resources have been directed at the research and development of GigOptix’ technologies and development of potential related products. The transition from a focus on research and development to being a vendor of products requires effective planning and management. Additionally, growth arising from the expected synergies from future acquisitions will require effective planning and management. Future expansion will be expensive and will likely strain management and other resources.

In order to effectively manage growth, GigOptix must:

•	continue to develop an effective planning and management process to implement GigOptix’ business strategy;

•	hire, train and integrate new personnel in all areas of GigOptix’ business; and

•	expand GigOptix’ facilities and increase capital investments.

There is no assurance that GigOptix will be able to accomplish these tasks effectively or otherwise effectively manage GigOptix’ growth.

GigOptix’ business, financial condition and operating results would be harmed if it does not achieve anticipated revenue.

From time to time, in response to anticipated long lead times to obtain inventory and materials from outside contract manufacturers, suppliers and foundries, GigOptix may need to order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors render GigOptix’ products less marketable. If GigOptix is forced to hold excess inventory or incur unanticipated inventory write-downs, GigOptix’ financial condition and operating results could be materially harmed.

GigOptix’ expense levels are relatively fixed and are based on GigOptix’ expectations of future revenue. GigOptix will have limited ability to reduce expenses quickly in response to any revenue shortfalls. Changes to production volumes and impact of overhead absorption may result in a decline in GigOptix’ financial condition or liquidity.

GigOptix could suffer unrecoverable losses on GigOptix’ customers’ accounts receivable, which would adversely affect GigOptix’ financial results.

GigOptix’ operating cash flows are dependent on the continued collection of receivables. GigOptix’ accounts receivable as of December 31, 2010 increased by $1.6 million or 43% compared to the balance at December 31, 2009. GigOptix could suffer additional accounting losses as well as a reduction in liquidity if a customer is unable to pay. A significant increase in uncollectible accounts would have an adverse impact on GigOptix’ business, liquidity and financial results.

The industry and markets in which GigOptix competes are subject to consolidation, which may result in stronger competitors, fewer customers and reduced demand.

There has been industry consolidation among communications IC companies, network equipment companies and telecommunications companies in the past. This consolidation is expected to continue as companies attempt to strengthen or hold their positions in evolving markets. Consolidation may result in stronger competitors, fewer customers and reduced demand, which in turn could have a material adverse effect on GigOptix’ business, operating results, and financial condition.

GigOptix’ operating results are subject to fluctuations because GigOptix has international sales.

International sales account for a large portion of GigOptix’ revenue and may account for an increasing portion of future revenue. The revenue derived from international sales may be subject to certain risks, including:

•	foreign currency exchange fluctuations;

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	timing and availability of export licenses;

•	political and economic instability;

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign operations;

•	difficulties in managing distributors;

•	difficulties in obtaining governmental approvals for communications and other products;

•	reduced or uncertain protection for intellectual property rights in some countries;

•	longer payment cycles to collect accounts receivable in some countries;

•	the burden of complying with a wide variety of complex foreign laws and treaties; and

•	potentially adverse tax consequences.

GigOptix is subject to regulatory compliance related to GigOptix’ operations.

GigOptix is subject to various U.S. governmental regulations related to occupational safety and health, labor and business practices. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alterations of GigOptix’ production processes, cessation of operations, or other actions, which could harm GigOptix’ business.

GigOptix may incur liability arising from GigOptix’ use of hazardous materials.

GigOptix’ business and facilities are subject to a number of federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that are used or generated in GigOptix’ operations. Many of these environmental laws and regulations subject current or previous owners or occupiers of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or occupier knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to their presence were taken in compliance with the law. GigOptix’ domestic facilities use various chemicals in manufacturing processes that may be toxic and covered by various environmental controls. These hazardous materials may be stored on site. The waste created by use of these materials is transported off-site by an unaffiliated waste hauler. Many environmental laws and regulations require generators of waste to take remedial actions at an off-site disposal location even if the disposal was conducted lawfully. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental laws and regulations could result in the imposition of substantial fines, suspension of production, alteration of production processes, cessation of operations or other actions, which could severely harm GigOptix’ business.

GigOptix has previously identified material weaknesses in GigOptix’ internal control over financial reporting. If it fails to remedy the material weaknesses or otherwise fail to maintain effective internal control over financial reporting, the accuracy and timing of GigOptix’ financial reporting may be adversely affected.

In connection with the preparation of GigOptix’ consolidated financial statements for the years ended December 31, 2010 and 2009, material weaknesses in GigOptix’ internal controls over financial reporting, as defined in rules established by the Public Company Accounting Oversight Board, were identified. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses were attributed to GigOptix not maintaining a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with GigOptix’ financial reporting requirements. GigOptix has adopted a remediation plan that GigOptix is in the process of implementing in conjunction with its proposed acquisition of Endwave. A key component of the remediation plan will be the addition of accounting personnel with the appropriate level of accounting knowledge, experience, and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements of a public company. GigOptix will continue to update and upgrade its internal processes and systems relating to financial reporting. GigOptix expects to remediate the material weaknesses during 2011.

In addition, other material weaknesses or significant deficiencies in GigOptix’ internal control over financial reporting may be identified in the future. If GigOptix fails to remediate the material weakness or fail to implement required new or improved controls, or encounter difficulties in their implementation, it could harm GigOptix’ operating results, cause failure to meet GigOptix’ SEC reporting obligations on a timely basis or result in material misstatements in GigOptix’ annual or interim financial statements.

GigOptix may be unable to export some of GigOptix’ potential products or technology to other countries, convey information about GigOptix’ technology to citizens of other countries or sell certain products commercially, if the products or technology are subject to U.S. export or other regulations.

GigOptix is developing certain products that it believes the U.S. government and other governments may be interested in using for military and information gathering or antiterrorism activities. U.S. government export regulations may restrict GigOptix from selling or exporting these potential products into other countries, exporting GigOptix’ technology to those countries, conveying information about GigOptix’ technology to citizens of other countries or selling these potential products to commercial customers. GigOptix may be unable to obtain export licenses for products or technology if necessary. GigOptix currently cannot assess whether national security concerns would affect GigOptix’ potential products and, if so, what procedures and policies GigOptix would have to adopt to comply with applicable existing or future regulations.

GigOptix is subject to risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. GigOptix cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of GigOptix’ products will be implemented by the United States or other countries.

Various laws and regulations potentially affect the import and export of GigOptix’ products, including export control, tax and customs laws. Furthermore, some customer purchase orders and agreements are governed by foreign laws, which may differ significantly from laws in the United States. As a result, GigOptix’ ability to enforce GigOptix’ rights under such agreements may be limited compared with GigOptix’ ability to enforce GigOptix’ rights under agreements governed by laws in the United States.

GigOptix’ business is subject to foreign currency risk.

Sales to customers located outside of the United States comprised 49% and 51% of GigOptix’ revenue for 2010 and 2009, respectively. In addition, GigOptix has a subsidiary overseas (Switzerland) that records its operating expenses in a foreign currency. Because sales of GigOptix’ products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of GigOptix’ products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in GigOptix’ results of operations. GigOptix currently does not have hedging or other programs in place to protect against adverse changes in the value of the U.S. dollar as compared to other currencies to minimize potential adverse effects.

Restrictive covenants under GigOptix’ credit facility with Silicon Valley Bank may adversely affect its operations.

GigOptix’ loan and security agreement with Silicon Valley Bank contains a number of restrictive covenants that will impose significant operating and financial restrictions on GigOptix’ ability to, without prior written approval from Silicon Valley Bank:

•

Merge or consolidate, or permit any of GigOptix’ subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of GigOptix’ subsidiaries to acquire, all or substantially all of the capital stock or property of another person;

•	Create, incur, or assume any indebtedness, other than certain indebtedness permitted under the loan and security agreement with Silicon Valley Bank; and

•	Pay any dividends or make any distributions or payment on, or redeem, retire or repurchase any capital stock.

The receipt of Silicon Valley Bank’s prior written approval of the proposed merger with Endwave is a condition to Endwave’s obligation to effect the closing of the merger. A failure to comply with the covenants contained in GigOptix’ loan and security agreement could result in an event of default under the agreement that, if not cured or waived, could result in the acceleration of the indebtedness and have a material adverse effect on GigOptix’ business, financial condition and results of operations.

GigOptix’ quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause GigOptix’ stock price to fluctuate greatly and potentially expose GigOptix to litigation.

The revenues for GigOptix product lines and its quarterly operating results may vary significantly based on many factors, including:

•	reductions or delays in funding of development programs involving new polymer materials technologies by the U.S. government;

•	additions of new customers;

•	fluctuating demand for GigOptix’ products and technologies;

•	announcements or implementation by competitors of technological innovations or new products;

•	the status of particular development programs and the timing of performance under specific development agreements;

•	timing and amounts relating to the expansion of operations;

•	costs related to possible future acquisitions of technologies or businesses;

•	communications, information technology and semiconductor industry conditions;

•	fluctuations in the timing and amount of customer requests for product shipments;

•	the reduction, rescheduling or cancellation of orders by customers, including as a result of slowing demand for GigOptix’ products or its customers’ products;

•	changes in the mix of products that GigOptix’ customers buy;

•	competitive pressures on selling prices;

•	the ability of GigOptix’ customers to obtain components from their other suppliers;

•	fluctuations in manufacturing output, yields or other problems or delays in the fabrication, assembly, testing or delivery of GigOptix’ products or GigOptix’ customers’ products; and

•	increases in the costs of products or discontinuance of products by suppliers.

GigOptix bases its current and future expense estimates, in large part, on estimates of future revenue, which is difficult to predict. GigOptix expects to continue to make significant operating and capital expenditures in the area of research and development and to invest in and expand production, sales, marketing and administrative systems and processes. GigOptix may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If GigOptix’ increased expenses are not accompanied by increased revenue in the same quarter, its quarterly operating results would be harmed.

In future quarters, GigOptix’ results of operations may fall below the expectations of investors and the trading price of its common stock may decline as a consequence. GigOptix believes that quarter-to-quarter comparisons of its operating results will not be a good indication of future performance and should not be relied upon to predict the future performance of its stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. GigOptix may be the target of this type of litigation in the future. Securities litigation could result in substantial costs and divert GigOptix’ attention from other business concerns, which could seriously harm its business.

Provisions in GigOptix’ amended and restated certificate of incorporation and GigOptix’ amended and restated bylaws may prevent takeover attempts that could be beneficial to GigOptix’ stockholders.

Provisions of the GigOptix’ amended and restated certificate of incorporation and provisions of the GigOptix’ amended and restated bylaws could discourage a takeover of GigOptix even if a change of control of GigOptix would be beneficial to the interests of its stockholders. These charter provisions include the following:

•	a requirement that the GigOptix’ board of directors be divided into three classes, with approximately one-third of the directors to be elected each year; and

•

supermajority voting requirements (two-thirds of outstanding shares) applicable to the approval of any merger or other change of control transaction that is not approved by GigOptix’ continuing directors. The continuing directors are all of the directors as of the effective time of the merger or who are elected to the board upon the recommendation of a majority of the continuing directors.

Risks Related to Endwave

Risks Related to Endwave’s Business

Endwave has had a history of losses and may not be profitable in the future.

Endwave had a net loss from continuing operations of $8.1 million in 2010. Endwave also had a net loss from continuing operations of $10.6 million and $4.0 million for the years ended December 31, 2009 and 2008, respectively. There is no guarantee that Endwave will achieve or maintain profitability in the future.

Endwave depends on a small number of key customers in the mobile communication industry for a significant portion of its revenues. If Endwave loses any of its major customers or there is any material reduction in orders for Endwave’s products from any of these customers, Endwave’s business, financial condition and results of operations would be adversely affected. In addition, consolidation in this industry could result in delays or cancellations of orders for Endwave’s products, adversely impacting its results of operations.

Endwave depends, and expects to continue to depend, on a relatively small number of mobile communication customers for a significant part of its revenues. The loss of any of Endwave’s major customers or any material reduction in orders from any such customers would have a material adverse effect on Endwave’s business, financial condition and results of operations. In 2010, three customers each accounted for greater than 10% of total revenues and combined they accounted for 93% of Endwave’s total revenues, the largest of which was Nokia Siemens Networks, which accounted for 52% of Endwave’s total revenues. In 2009, two customers accounted for 88% of Endwave’s total revenues and no other customer accounted for more than 10% of its total revenues.

The mobile communication industry has undergone significant consolidation in the past few years. For example, during January 2011, Ceragon Networks Ltd. entered into a definitive agreement to merge with Nera Networks AS. The acquisition of one of Endwave’s major customers in this market, or one of the communications service providers supplied by one of Endwave’s major customers, could result in delays or cancellations of orders for Endwave’s products and, accordingly, delays or reductions in its anticipated revenues and reduced profitability or increased net losses.

Endwave’s semiconductor product line will require it to incur significant expenses and may not be successful.

Endwave’s semiconductor product line will require it to incur expenses to design, test, manufacture and market these products including the purchase of inventory, supplies and capital equipment. The future success of this semiconductor product line will depend on Endwave’s ability to develop these products in a cost-effective and timely manner and to market them effectively. The development of Endwave’s products is complex, and from time to time Endwave may experience delays in completing the development and introduction of its new products or fail to efficiently manufacture such products in the early production phase. The semiconductor product line may have little immediate impact on Endwave’s revenue because a new standard product may not generate meaningful revenue. In the meantime, Endwave will have incurred expenses to design, produce and market the products, and may not recover these expenses if demand for the product fails to reach forecasted levels, which may adversely affect Endwave’s operating results.

Because of the shortages of some components and Endwave’s dependence on single source suppliers and custom components, Endwave may be unable to obtain an adequate supply of components of sufficient quality in a timely fashion, or may be required to pay higher prices or to purchase components of lesser quality.

Many of Endwave’s products are customized and must be qualified with its customers. This means that Endwave cannot change components in its products easily without the risks and delays associated with requalification. Accordingly, while a number of the components Endwave uses in its products are made by multiple suppliers, Endwave may effectively have single source suppliers for some of these components. Further, Endwave has recently experienced extended lead times for many components.

In addition, Endwave currently purchases a number of components, some from single source suppliers, including, but not limited to:

•	semiconductor devices;

•	application-specific monolithic microwave integrated circuits;

•	voltage regulators;

•	passive components;

•	unusual or low usage components;

•	surface mount components compliant with the EU’s Restriction of Hazardous Substances, or RoHS, Directive;

•	custom metal parts;

•	high-frequency circuit boards; and

•	custom connectors.

Any delay or interruption in the supply of these or other components could impair Endwave’s ability to manufacture and deliver its products, harm its reputation and cause a reduction in its revenues. In addition, any increase in the cost of the components that Endwave uses in its products could make its products less competitive and lower Endwave’s margins. In the past, Endwave suffered from shortages of and quality issues with various components. These shortages and quality issues adversely impacted Endwave’s product revenues and could reappear in the future. Endwave’s single source suppliers could enter into exclusive agreements with or be acquired by one of its competitors, increase their prices, refuse to sell their products to Endwave, discontinue products or go out of business. Even to the extent alternative suppliers are available to Endwave and their components are qualified with Endwave’s customers on a timely basis, identifying them and entering into arrangements with them may be difficult and time consuming, and they may not meet Endwave’s quality standards. Endwave may not be able to obtain sufficient quantities of required components on the same or substantially the same terms.

Competitive conditions often require Endwave to reduce prices and, as a result, require Endwave to reduce its costs in order to be profitable.

Over the past year, Endwave reduced the prices of many of its telecommunication products in order to remain competitive and Endwave expects market conditions will cause it to reduce its prices again in the future. In order to reduce its per-unit cost of product revenues, Endwave must continue to design and re-design products to utilize lower cost materials and improve its manufacturing efficiencies. The combined effects of these actions may be insufficient to achieve the cost reductions needed to maintain or increase its gross margins or achieve profitability.

Endwave’s operating results may be adversely affected by substantial quarterly and annual fluctuations and market downturns.

Endwave’s revenues, earnings and other operating results have fluctuated in the past and its revenues, earnings and other operating results may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond Endwave’s control. These factors include, among others, global economic conditions, overall growth in Endwave’s target markets, the ability of Endwave’s customers to obtain adequate capital, U.S. export law changes, changes in customer order patterns, customer consolidation, availability of components from Endwave’s suppliers, the gain or loss of a significant customer, changes in product mix and market acceptance of Endwave’s products and its customers’ products. These factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect Endwave’s quarterly or annual operating results.

Endwave relies on the semiconductor foundry operations of third-party semiconductor foundries to manufacture the integrated circuits sold directly to its customers and contained in its products. The loss of Endwave’s relationship with any of these foundries without adequate notice would adversely impact its ability to fill customer orders and could damage its customer relationships.

Endwave utilizes both industry standard semiconductor components and its own custom-designed semiconductor devices. However, Endwave does not own or operate a semiconductor fabrication facility, or foundry, and relies on a limited number of third parties to produce its custom-designed components. If any of Endwave’s semiconductor suppliers is unable to deliver semiconductors to it in a timely fashion, the resulting delay could severely impact its ability to fulfill customer orders and could damage its relationships with its customers. In addition, the loss of Endwave’s relationship with or access to any of the semiconductor foundries it currently uses for the fabrication of custom designed components and any resulting delay or reduction in the supply of semiconductor devices to Endwave, would severely impact Endwave’s ability to fulfill customer orders and could damage its relationships with its customers.

Endwave may not be successful in forming alternative supply arrangements that provide it with a sufficient supply of gallium arsenide devices. Gallium arsenide devices are used in a substantial portion of the products Endwave manufactures. Because there are a limited number of semiconductor foundries that use the particular process technologies Endwave selects for its products and that have sufficient capacity to meet Endwave’s needs, using alternative or additional semiconductor foundries would require an extensive qualification process that could prevent or delay product shipments and revenues. Endwave estimates that it may take up to six months to shift production of a given semiconductor circuit design to a new foundry.

Endwave relies heavily on a Thailand facility of HANA, a contract manufacturer, to produce its RF modules and to package its microwave and millimeter wave integrated circuits. If HANA is unable to produce or package these modules and circuits in sufficient quantities or with adequate quality, or it chooses to terminate Endwave’s manufacturing arrangement, Endwave will be forced to find an alternative manufacturer and may not be able to fulfill its production commitments to its customers, which could cause sales to be delayed or lost and could harm Endwave’s reputation.

Endwave outsources the assembly and testing of its products to a Thailand facility of HANA, a contract manufacturer. Endwave plans to continue this arrangement as a key element of its operating strategy. If HANA does not provide Endwave with high quality products and services in a timely manner, terminates its relationship with Endwave, or is unable to produce its products due to financial difficulties or political instability, Endwave may be unable to obtain a satisfactory replacement to fulfill customer orders on a timely basis. In the event of an interruption of supply from HANA, sales of Endwave’s products could be delayed or lost and its reputation could be harmed. Endwave’s latest manufacturing agreement with HANA expires in October 2011, but will renew automatically for successive one-year periods unless either party notifies the other of its desire to terminate the agreement at least one year prior to the expiration of the term. No such notification has been sent to or received from HANA. In addition, either party may terminate the agreement without cause upon 365 days prior written notice to the other party, and either party may terminate the agreement if the non-terminating party is in material breach and does not cure the breach within 30 days after notice of the breach is given by the terminating party. There can be no guarantee that HANA will not seek to terminate its agreement with Endwave.

Potential misclassification of certain products under the Export Administration Regulations may result in liability for Endwave and affect ongoing operations.

In December 2009, Endwave sought and obtained a formal commodity classification from the Department of Commerce’s Bureau of Industry and Security, or BIS, regarding certain amplifier products rated to operate between 34 and 40 GHz. Prior to its request, Endwave believed based on its internal review that the products and related technology were properly classified as EAR99 and that export licenses were not required to any destination in which it had operations or sold products. In response to Endwave’s commodity classification request, however, BIS determined that its MMIC amplifiers rated to operate between 34 and 40 GHz are classified under Export Classification Control Number, or ECCN, 3A001, which controls MMIC power amplifiers rated for operation at frequencies exceeding 31.8 GHz up to and including 37.5 GHz without regard to power output or fractional bandwidth limits. Products falling under ECCN 3A001 are controlled for national security purposes and are subject to export licensing requirements for most countries. Similarly, technology for the development or production of items controlled under ECCN 3A001 falls under ECCN 3E001. Exports of such technology are likewise controlled for national security purposes and subject to restrictive licensing requirements. License exceptions are available under the Export Administration Regulations for items and technology classified under ECCNs 3A001 and 3E001, respectively.

Endwave has requested reconsideration of certain BIS classifications and is in the process of reviewing the affected transactions. As part of this review, Endwave has quarantined the affected products. Endwave has also submitted an initial voluntary self-disclosure to BIS and will provide a detailed report to BIS regarding the affected transactions.

At this time, Endwave believes that all the transactions entered into by Endwave could have qualified for license exceptions under the Export Administration Regulations. Nevertheless, Endwave may be responsible for monetary penalties and may experience operational delays that could have a material adverse effect on its business and operations.

Endwave’s products may contain component, manufacturing or design defects or may not meet its customers’ performance criteria, which could cause Endwave to incur significant repair expenses, harm its customer relationships and industry reputation, and reduce its revenues and profitability.

Endwave has experienced manufacturing quality problems with its products in the past and may have similar problems in the future. As a result of these problems, Endwave has replaced components in some products, or replaced the product, in accordance with its product warranties. Endwave’s product warranties typically last twelve to thirty months. As a result of component, manufacturing or design defects, Endwave may be required to repair or replace a substantial number of products under its product warranties, incurring significant expenses as a result. Further, Endwave’s customers may discover latent defects in its integrated circuits and module products that were not apparent when the warranty period expired. These latent defects may cause Endwave to incur significant repair or replacement expenses beyond the normal warranty period. In addition, any component, manufacturing or design defect could cause Endwave to lose customers or revenues or damage its customer relationships and industry reputation.

Endwave may not be able to design its products as quickly as its customers require, which could cause it to lose sales and may harm its reputation.

Existing and potential customers typically demand that Endwave design products for them under difficult time constraints. In the current market environment, the need to respond quickly is particularly important. If Endwave is unable to commit the necessary resources to complete a project for a potential customer within the requested timeframe, it may lose a potential sale. Endwave’s ability to design products within the time constraints demanded by a customer will depend on the number of product design professionals who are available to focus on that customer’s project and the availability of professionals with the requisite level of expertise is limited. Endwave has, in the past, expended significant resources on research and design efforts on potential customer products that did not result in additional revenue.

Each of Endwave’s communication products is designed for a specific range of frequencies. Because different national governments license different portions of the frequency spectrum for the mobile communication market, and because communications service providers license specific frequencies as they become available, in order to remain competitive Endwave must adapt its products rapidly to use a wide range of different frequencies. This may require the design of products at a number of different frequencies simultaneously. This design process can be difficult and time consuming, could increase Endwave’s costs and could cause delays in the delivery of products to Endwave’s customers, which may harm Endwave’s reputation and delay or cause it to lose revenues.

Endwave’s customers often have specific requirements that can be at the forefront of technological development and therefore difficult and expensive to meet. If Endwave is not able to devote sufficient resources to these products, or experiences development difficulties or delays, Endwave could lose sales and damage its reputation with those customers.

Endwave depends on its key personnel. Skilled personnel in Endwave’s industry can be in short supply. If Endwave is unable to retain its current personnel or hire additional qualified personnel, its ability to develop and successfully market its products would be harmed.

Endwave believes that its future success depends upon its ability to attract, integrate and retain highly skilled managerial, research and development, manufacturing and sales and marketing personnel. Skilled personnel in Endwave’s industry can be in short supply. As a result, Endwave’s employees are highly sought after by competing companies and its ability to attract skilled personnel is limited. To attract and retain qualified personnel, Endwave may be required to grant large stock option or other stock-based incentive awards, which may harm its operating results or be dilutive to its other stockholders. Endwave may also be required to pay significant base salaries and cash bonuses, which could harm its operating results.

Due to its relatively small number of employees and the limited number of individuals with the skill set needed to work in its industry, Endwave is particularly dependent on the continued employment of its senior management team and other key personnel. If one or more members of Endwave’s senior management team or other key personnel were unable or unwilling to continue in their present positions, these persons would be very difficult to replace, and Endwave’s ability to conduct its business successfully could be seriously harmed. Endwave does not maintain key person life insurance policies.

The length of Endwave’s sales cycle requires it to invest substantial financial and technical resources in a potential sale before it knows whether the sale will occur. There is no guarantee that the sale will ever occur and if Endwave is unsuccessful in designing integrated circuits and module products for a particular generation of a customer’s products, it may need to wait until the next generation of that product to sell its products to that particular customer.

Endwave’s products are highly technical and the sales cycle can be long. Endwave’s sales efforts involve a collaborative and iterative process with its customers to determine their specific requirements either in order to design an appropriate solution or to transfer the product efficiently to Endwave’s offshore contract manufacturer. Depending on the product and market, the sales cycle can take anywhere from 2 to 24 months, and Endwave incurs significant expenses as part of this process without any assurance of resulting revenues. Endwave generates revenues only if its product is selected for incorporation into a customer’s system and that system is accepted in the marketplace. If Endwave’s product is not selected, or the customer’s development program is discontinued, Endwave generally will not have an opportunity to sell its product to that customer until that customer develops a new generation of its system. There is no guarantee that Endwave’s product will be selected for that new generation system. The length of Endwave’s product development and sales cycle makes Endwave particularly vulnerable to the loss of a significant customer or a significant reduction in orders by a customer because Endwave may be unable to quickly replace the lost or reduced sales.

Endwave may not be able to manufacture and deliver its products as quickly as its customers require, which could cause Endwave to lose sales and would harm its reputation.

Endwave may not be able to manufacture products and deliver them to its customers at the times and in the volumes they require. Manufacturing delays and interruptions can occur for many reasons, including, but not limited to:

•	the failure of a supplier to deliver needed components on a timely basis or with acceptable quality;

•	lack of sufficient capacity;

•	poor manufacturing yields;

•	equipment failures;

•	manufacturing personnel shortages;

•	transportation disruptions;

•	changes in import/export regulations;

•	infrastructure failures at the facilities of Endwave’s offshore contract manufacturer;

•	natural disasters;

•	acts of terrorism; and

•	political instability.

Manufacturing Endwave’s products is complex. The yield, or percentage of products manufactured that conform to required specifications, can decrease for many reasons, including materials containing impurities, equipment not functioning in accordance with requirements or human error. If Endwave’s yield is lower than it expects, Endwave may not be able to deliver products on time. For example, in the past, Endwave has on occasion experienced poor yields on certain products that have prevented it from delivering products on time and have resulted in lost sales. If Endwave fails to manufacture and deliver products in a timely fashion, its reputation may be harmed, it may jeopardize existing orders and lose potential future sales, and it may be forced to pay penalties to its customers.

Although Endwave does have long-term commitments from many of its customers, they are not for fixed quantities of product. As a result, Endwave must estimate customer demand, and errors in its estimates could have negative effects on its cash, inventory levels, revenues and results of operations.

Endwave has been required historically to place firm orders for products and manufacturing equipment with its suppliers up to six months prior to the anticipated delivery date and, on occasion, prior to receiving an order for the product, based on its forecasts of customer demands. Endwave’s sales process requires it to make multiple demand forecast assumptions, each of which may introduce error into its estimates. If Endwave overestimates customer demand, Endwave may allocate resources to manufacturing products that it may not be able to sell when it expects, if at all. As a result, Endwave would have additional usage of cash, excess inventory and overhead expense, which would harm its financial results. On occasion, Endwave has experienced adverse financial results due to excess inventory and excess manufacturing capacity. For example, the second quarter of 2010 included a $1.5 million write-off of inventory associated with excess materials related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

Conversely, if Endwave underestimates customer demand or if insufficient manufacturing capacity were available, it would lose revenue opportunities, market share and damage its customer relationships. On occasion, Endwave has been unable to adequately respond to unexpected increases in customer purchase orders and was unable to benefit from this increased demand. There is no guarantee that Endwave will be able to adequately respond to unexpected increases in customer purchase orders in the future, in which case Endwave may lose the revenues associated with those additional purchase orders and its customer relationships and reputation may suffer.

Any failure to protect Endwave’s intellectual property appropriately could reduce or eliminate any competitive advantage Endwave has.

Endwave’s success depends, in part, on its ability to protect its intellectual property. Endwave relies primarily on a combination of patent, copyright, trademark and trade secret laws to protect its proprietary technologies and processes. As of December 31, 2010, Endwave had 43 United States patents issued, many with associated foreign filings and patents. Its issued patents include those relating to basic circuit and device designs, semiconductors, Endwave’s multilithic microsystems technology and system designs. Its issued United States patents expire between 2013 and 2028. Endwave maintains a vigorous technology development program that routinely generates potentially patentable intellectual property. Its decision as to whether to seek formal patent protection is done on a case by case basis and is based on the economic value of the intellectual property, the anticipated strength of the resulting patent, the cost of pursuing the patent and an assessment of using a patent as a strategy to protect the intellectual property.

To protect its intellectual property, Endwave regularly enters into written confidentiality and assignment of rights to inventions agreements with its employees, and confidentiality and non-disclosure agreements with third parties, and generally controls access to and distribution of its documentation and other proprietary information. These measures may not be adequate in all cases to safeguard the proprietary technology underlying Endwave’s products. It may be possible for a third party to copy or otherwise obtain and use Endwave’s products or technology without authorization, develop similar technology independently or attempt to design around Endwave’s patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the United States, Europe and Japan. Endwave may not be able to obtain any meaningful intellectual property protection in other countries and territories. Additionally, Endwave may, for a variety of reasons, decide not to file for patent, copyright, or trademark protection outside of the United States. Moreover Endwave occasionally agrees to incorporate a customer’s or supplier’s intellectual property into its designs, in which case Endwave has obligations with respect to the non-use and non-disclosure of that intellectual property. Endwave also licenses technology from other companies, including Northrop Grumman Corporation. There are no limitations on Endwave’s rights to make, use or sell products Endwave may develop in the future using the chip technology licensed to it by Northrop Grumman Corporation. Steps taken by Endwave to prevent misappropriation or infringement of its intellectual property or the intellectual property of its customers, may not be successful. Litigation may be necessary in the future to enforce Endwave’s intellectual property rights, to protect its trade secrets or to determine the validity and scope of proprietary rights of others, including Endwave’s customers. Litigation of this type could result in substantial costs and diversion of Endwave’s resources.

Endwave may receive in the future notices of claims of infringement of other parties’ proprietary rights. In addition, the invalidity of its patents may be asserted or prosecuted against Endwave. Furthermore, in a patent or trade secret action, Endwave could be required to withdraw the product or products as to which infringement was claimed from the market or redesign products offered for sale or under development. Endwave has also at times agreed to indemnification obligations in favor of its customers and other third parties that could be triggered upon an allegation or finding of its infringement of other parties’ proprietary rights. These indemnification obligations would be triggered for reasons including Endwave’s sale or supply to a customer or other third parties of a product that was later discovered to infringe upon another party’s proprietary rights. Irrespective of the validity or successful assertion of such claims, Endwave would likely incur significant costs and diversion of its resources with respect to the defense of such claims. To address any potential claims or actions asserted against it, Endwave may seek to obtain a license under a third party’s intellectual property rights. However, in such an instance, a license may not be available on commercially reasonable terms, if at all.

With regard to Endwave’s pending patent applications, it is possible that no patents may be issued as a result of these or any future applications or the allowed patent claims may be of reduced value and importance. If they are issued, any patent claims allowed may not be sufficiently broad to protect Endwave’s technology. Further, any existing or future patents may be challenged, invalidated or circumvented thus reducing or eliminating their commercial value. The failure of any patents to provide protection to Endwave’s technology might make it easier for its competitors to offer similar products and use similar manufacturing techniques.

Endwave is exposed to fluctuations in the market values of its investment portfolio.

Although Endwave has not experienced any material losses on its cash, cash equivalents and short-term investments, future declines in their market values could have a material adverse effect on Endwave’s financial condition and operating results. Although its portfolio has no direct investments in auction rate or sub-prime mortgage securities, Endwave’s overall investment portfolio is currently and may in the future be concentrated in cash equivalents including money market funds. If any of the issuers of the securities Endwave holds default on their obligations, or their credit ratings are negatively affected by liquidity, credit deterioration or losses, financial results, or other factors, the value of Endwave’s cash equivalents and short-term and long-term investments could decline and result in a material impairment.

Risks Relating to Endwave’s Industry

Endwave’s failure to compete effectively could reduce its revenues and margins.

Among suppliers in the mobile communication market who provide integrated transceivers to radio OEMs, Endwave primarily competes with Compel Electronics SpA, Filtronic plc, and Microelectronics Technology Inc. Additionally, there are mobile communication OEMs, such as Ericsson and NEC Corporation, that use their own captive resources for the design and manufacture of their transceiver modules, rather than using suppliers like Endwave. To the extent that mobile communication OEMs presently, or may in the future, produce their own transceiver modules, Endwave loses the opportunity to provide its modules to them. However, when Endwave launched it semiconductor product line, it gained the opportunity to provide integrated circuits to all radio OEMs.

Endwave’s failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations and criminal and civil liabilities.

Due to environmental concerns, the need for lead-free solutions in electronic components and systems is receiving increasing attention within the electronics industry as companies are moving towards becoming compliant with the RoHS Directive. The RoHS Directive is European Union legislation that restricts the use of a number of substances, including lead, after July 2006. Endwave believes that its products impacted by these regulations are compliant with the RoHS Directive and that materials will continue to be available to meet these regulations. However, it is possible that unanticipated supply shortages or delays or excess non-compliant inventory may occur as a result of these new regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences, including loss of sales, fines, suspension of production, excess inventory and criminal and civil liabilities.

Government regulation of the communications industry could limit the growth of the markets that Endwave serves or could require costly alterations of its current or future products.

The markets that Endwave serves are highly regulated. Communications service providers must obtain regulatory approvals to operate broadband wireless access networks within specified licensed bands of the frequency spectrum. Further, the Federal Communications Commission and foreign regulatory agencies have adopted regulations that impose stringent RF emissions standards on the communications industry that could limit the growth of the markets that Endwave serves or could require costly alterations of Endwave’s current or future products.

Endwave’s failure to continue to develop new or improved semiconductor process technologies could impair its competitive position.

Endwave’s future success depends in part upon its ability to continue to gain access to the current semiconductor process technologies in order to adapt to emerging customer requirements and competitive market conditions. If Endwave fails to keep abreast of the new and improved semiconductor process technologies as they emerge, it may lose market share, which could adversely affect Endwave’s operating results.

The segment of the semiconductor industry in which Endwave participates is intensely competitive, and Endwave’s inability to compete effectively would harm its business.

The markets for Endwave’s products are extremely competitive, and are characterized by rapid technological change and continuously evolving customer requirements. Many of Endwave’s competitors have significantly greater financial, technical, manufacturing, sales and marketing resources than Endwave does. As a result, Endwave’s competitors may develop new technologies, enhancements of existing products or new products that offer price or performance features superior to Endwave’s products. In addition, Endwave’s competitors may be perceived by prospective customers to offer financial and operational stability superior to Endwave’s.

Endwave expects competition in its markets to intensify as new competitors enter the RF, microwave and millimeter wave component market, existing competitors merge or form alliances, and new technologies emerge. If Endwave is not able to compete effectively, its market share and revenue could be adversely affected and its business and results of operations could be harmed.

Risks Relating to Ownership of Endwave’s Stock

The market price of Endwave’s common stock has fluctuated historically and is likely to fluctuate in the future.

The price of Endwave’s common stock has fluctuated widely since its initial public offering in October 2000. In 2010, the lowest daily sales price for Endwave’s common stock was $2.00 and the highest daily sales price for Endwave’s common stock was $3.61. In 2009, the lowest daily sales price for Endwave’s common stock was $1.36 and the highest daily sales price for its common stock was $3.43. The market price of Endwave’s common stock can fluctuate significantly for many reasons, including, but not limited to:

•	Endwave’s financial performance or the performance of its competitors;

•	the purchase or sale of common stock, short-selling or transactions by large stockholders;

•	technological innovations or other significant trends or changes in the markets Endwave serves;

•	successes or failures at significant product evaluations or site demonstrations;

•	the introduction of new products by Endwave or its competitors;

•	acquisitions, strategic alliances or joint ventures involving Endwave or its competitors;

•	decisions by major customers not to purchase products from Endwave or to pursue alternative technologies;

•	decisions by investors to de-emphasize investment categories, groups or strategies that include Endwave or its industry;

•	market conditions in the industry, the financial markets and the economy as a whole; and

•	the low trading volume of Endwave’s common stock.

It is likely that Endwave’s operating results in one or more future quarters may be below the expectations of security analysts and investors. In that event, the trading price of Endwave’s common stock would likely decline.

In addition, the stock market has experienced extreme price and volume fluctuations. These market fluctuations can be unrelated to the operating performance of particular companies and the market prices for securities of technology companies have been especially volatile. Future sales of substantial amounts of Endwave’s common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for its common stock. Additionally, future stock price volatility for Endwave’s common stock could provoke the initiation of securities litigation, which may divert substantial management resources and have an adverse effect on Endwave’s business, operating results and financial condition. Endwave’s existing insurance coverage may not sufficiently cover all costs and claims that could arise out of any such securities litigation. Endwave anticipates that prices for its common stock will continue to be volatile.

Endwave has a few stockholders that each own a large percentage of Endwave’s outstanding capital stock and, as a result of their significant ownership, are able to significantly affect the outcome of matters requiring stockholder approval.

As of April 28, 2011, Endwave’s five largest stockholders together owned approximately 40% of Endwave’s outstanding common stock. Because most matters requiring approval of Endwave’s stockholders require the approval of the holders of a majority of the shares of Endwave’s outstanding capital stock present in person or by proxy at a meeting of stockholders, the significant ownership interest of these stockholders allows them to significantly affect the election of Endwave’s directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may also delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without their support, even if the transaction is favorable to Endwave’s stockholders as a whole.

Endwave’s certificate of incorporation, bylaws and arrangements with executive officers could delay or prevent a change in control.

Endwave is subject to certain Delaware anti-takeover laws by virtue of its status as a Delaware corporation. These laws prevent Endwave from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of any stockholder, who owns 15% or more of Endwave’s outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of Endwave’s voting stock, unless Endwave’s board of directors approved the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, or the business combination is approved by Endwave’s board of directors and authorized by at least 66 2/3% of Endwave’s outstanding voting stock not owned by the interested stockholder. A corporation may opt out of the Delaware anti-takeover laws in its charter documents; however, Endwave has not chosen to do so. Endwave’s certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control of management, including a staggered board of directors, the elimination of the ability of stockholders to act by written consent, discretionary authority given to Endwave’s board of directors as to the issuance of preferred stock, and indemnification rights for Endwave’s directors and executive officers. Additionally, Endwave has adopted a Stockholder Rights Plan, providing for the distribution of one preferred share purchase right for each outstanding share of common stock, that may lead to the delay or prevention of a change in control that is not approved by Endwave’s board of directors. Endwave has a Senior Executive Officer Severance Retention Plan, an Executive Officer Severance Plan and a Key Employee Severance and Retention Plan that provide for severance payments and the acceleration of vesting of a percentage of certain stock options granted to its executive officers and certain senior, non-executive employees under specified conditions. These plans may make Endwave a less attractive acquisition target or may reduce the amount a potential acquirer may otherwise be willing to pay for Endwave.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes “forward-looking statements” about GigOptix, Endwave and the combined company after the merger within the meaning and protections of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to GigOptix’ and Endwave’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of either GigOptix or Endwave, and which may cause the companies’ actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through the use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	GigOptix and Endwave have a history of incurring losses;

•	the ability to remain competitive in the markets the companies serve;

•	the effects of future economic, business and market conditions;

•	the ability to successfully integrate the GigOptix and Endwave businesses;

•	the ability to achieve cost savings, operating efficiencies and new revenue opportunities as a result of the merger, and the incurrence of unforeseen costs and expenses;

•	the effects of the uncertainty of the merger on relationships with customers, employees and suppliers;

•	consolidation in the industry the companies serve;

•	the failure of Endwave stockholders to approve the merger;

•	GigOptix’ and Endwave’s ability to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability;

•	GigOptix’ ability to establish effective internal controls over its financial reporting;

•	costs associated with the merger;

•	risks relating to the transaction of business internationally;

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GigOptix’ failure to realize anticipated benefits from other acquisitions or the possibility that such acquisitions could adversely affect GigOptix, and risks relating to the prospects for future acquisitions;

•	the loss of key employees and the ability to retain and attract key personnel, including technical and managerial personnel;

•	quarterly and annual fluctuations in results of operations;

•	investments in research and development;

•	protection and enforcement of intellectual property rights and proprietary technologies;

•	costs associated with potential intellectual property infringement claims asserted by a third party;

•	GigOptix’ and Endwave’s exposure to product liability claims resulting from the use of their products;

•	the loss of one or more of significant customers, or the diminished demand for GigOptix’ and Endwave’s products;

•	dependence on contract manufacturing and outsourced supply chain, as well as the costs of materials;

•	reliance on third parties to provide services for the operation of GigOptix’ and Endwave’s businesses;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	GigOptix’ and Endwave’s success at managing the risks involved in the foregoing items; and

•	other risks and uncertainties, including those listed under the heading “Risk Factors” in this proxy statement/prospectus.

The forward-looking statements are based upon beliefs and assumptions of the management of GigOptix and Endwave and are made as of the date of this proxy statement/prospectus. GigOptix and Endwave undertake no obligation to publicly update or revise any forward-looking statements included in this proxy statement/prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Any investor should consider all risks and uncertainties disclosed in the companies filings with the SEC, described below under the heading “Where You Can Find More Information,” all of which is accessible on the SEC’s website at www.sec.gov.

INFORMATION ABOUT GIGOPTIX, INC.

Overview

GigOptix is a leading supplier of electronic and electro-optical semiconductor products that enable high-speed telecommunications and data-communications networks globally. GigOptix’ products convert signals between electrical and optical formats for transmitting and receiving data over fiber optic networks, a critical function in optical communications equipment. GigOptix is creating innovations in both telecommunications and data-communications applications for fast growing markets in 10Gbps, 40Gbps and 100Gbps drivers, receiver ICs, electro–optic modulator components and multi-chip-modules, or MCM. GigOptix believes that its expertise in semiconductor electro-optical and optical technologies has helped it create a broad portfolio of products that addresses customer demand for performance at higher speeds, over wider temperature ranges, in smaller sizes, and at lower power consumption compared to other products currently available in the market. GigOptix views itself as a strategic vendor to a number of GigOptix’ customers given GigOptix’ early engagement in their product design plans. GigOptix has well-established relationships with many of the leading telecommunications and data-communications network systems vendors such as Alcatel-Lucent and other “Tier-One” equipment vendors in the United States, Europe and Asia, as well as leading industrial, aerospace and defense customers.

Telecommunications and data-communications networks are becoming increasingly congested due to the growing demand for high bandwidth applications by consumers and enterprises. This bandwidth constraint has caused network service providers to turn to component vendors like GigOptix to provide solutions that maximize bandwidth and reliability while minimizing cost. Increasing the communications data rate in networks has been an important element of easing network congestion, and, as a result, network service providers are in process of upgrading their 10Gbps systems to 40Gbps and 100Gbps equipment deployments throughout their networks. GigOptix focuses on the 10Gbps and above markets, which GigOptix believes present the fastest growing and primary market opportunity in the communications industry.

Since inception, GigOptix has expanded its customer base, acquired and integrated four businesses with complementary products and customers, and in so doing expanded GigOptix’ product line from a few 10Gbps ultra-long reach electronic modulator drivers to a line of over 100 products that includes drivers, receivers and modulators for 10 to 100Gbps applications and custom ASICs. GigOptix’ direct sales force is based in 5 countries and is supported by more than 50 channel representatives and distributors that are selling GigOptix’ products throughout North America, Europe, Japan and Asia. In 2010, GigOptix shipped over 90 products to over 100 customers.

Industry Background

Over the past several years, communications networks have undergone significant challenges as network operators pursue more profitable service offerings while reducing operating costs. The growing demand for bandwidth due to the explosion of data and video across networks by enterprises and consumers has driven service providers to continuously add high speed access such as Wi-Fi, WiMax, 3G, DSL, cable and FTTx, as well as converging their separate voice and data networks into a single IP-based high capacity integrated network to easily manage and provision these services. Other high bandwidth applications such as e-mail, music, video downloads and streaming, on-line social networks, on-line gaming, and VOD or IPTV are also challenging network service providers to supply increasing bandwidth to their customers and results in increased network utilization across the entire core and edge of wireline, wireless and cable networks. Additionally, enterprises and institutions are managing their rapidly escalating demand for data and bandwidth and are upgrading and deploying high speed local, storage and wide area networks (LANs, SANs and WANs, respectively). U.S. Defense and Homeland Security efforts also add to the demand for bandwidth, as vast amounts of data are generated though sophisticated surveillance and defense network applications. The U.S. government and its contractors are incorporating optical technologies into its systems and infrastructure to address these challenges.

Optical networking technologies support higher speeds, added features and offer greater interoperability to accommodate higher bandwidth requirements at a lowest cost. Leading network systems vendors such as Alcatel-Lucent and Cisco are producing optical systems for carriers increasingly based on 10Gbps and 40Gbps speeds including multi-service switches, DWDM transport terminals, access multiplexers, routers, Ethernet switches and other networking systems. Mirroring the convergence of telecommunications and data-communications networks, these systems vendors are increasingly addressing both telecommunications and data-communications applications and are also looking to converge their network equipment offerings to a single product. Faced with technological and cost challenges of building fully integrated systems that can handle voice, data and video, OEMs are re-focusing on core competencies of software and systems integration, and relying on outside module and component suppliers for the design, development and supply of critical electro–optic products that perform the critical transmit and receive functions.

Challenges Faced by Network Equipment Providers

The performance requirements of communications applications and the technical challenges associated with the data-communications and telecommunications markets present difficult obstacles to service providers and equipment designers that serve those markets. The core challenges of processing and transmitting high quality broadband streams include:

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Performance: Optical components and systems have to be well integrated and inter–operate with the other components that perform the transmit and receive functions while running at low temperatures in a wide variety of operating environments.

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Power consumption: The increase in optical transmission speeds inherently leads to higher power consumption by the electronic components being used. This in turn leads to thermal management challenges due to the high port densities being demanded by customers. For instance in data centers, there is a significant investment required to cool the facility, for every $1 invested in computer/network infrastructure there is typically another $1 investment required to cool the facility.

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Size: Customers need to maximize the utilization of their central office space and rack size and therefore demand small solution footprints to maximize port density. The industry has responded by migrating from line-cards to 300pin transponders to pluggable transceivers with more than a 60x reduction in size for 10Gbps communication components since 1999. This is turn puts severe size constraints on electronic and optical component suppliers to maintain the pace of size reduction roadmaps.

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Cost: There are significant price pressures within the optical communications markets to reduce component and system costs. End users continually demand more bandwidth and features while the operators generally do not keep pace with the bandwidth usage increases. Moreover, the average sales price, or ASP, increase per new generation component does not scale proportionally with the speed increase. For example, a 4x increase in speed can only generate only a 2.5x increase in ASP to the vendor.

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Complexity: The increasing technological complexity of optical systems and components, the need to increase the pace of innovation while also reducing costs have led customers to reduce their number of module and component suppliers and rely on vendors that have more comprehensive product portfolios, deeper product expertise and the ability to support future roadmaps.

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Manufacturing: The optical industry still predominantly utilizes discrete components to implement their systems. Many of these components are manufactured by different vendors and these discrete solutions lead to manufacturing inefficiencies and yield reductions. Integration has been a key enabler in the historical success of the silicon IC technology, enabling the improvement of system performance, reducing system size and cost by increasing the functionality that can be implemented on one device and thereby decreasing the components count required to implement a system.

GigOptix’ Solutions

GigOptix offers a comprehensive 10Gbps and 40Gbps transceiver product portfolio and is one of the first companies in the developing market for 100Gbps products. GigOptix combines high performance analog and mixed signal design skills, with experience in integrated systems, interoperability, power management and size optimization. GigOptix believes customers choose to work with GigOptix for several reasons including:

Superior Performance: GigOptix believes its performance advantage is derived from industry leading drivers, receivers, modulators and superior integration and module design capabilities. GigOptix’ core III-V and silicon semiconductor, as well as TFPS technology knowledge allows GigOptix to design products that exceed the current performance, power, size, temperature and reliability requirements of GigOptix’ customers. GigOptix recently introduced a 100 Gbps quad-driver built from indium phosphide that is the market’s first 100Gbps driver. GigOptix’ single, 4 and 12 channel VCSEL drivers and receivers have ultra low-power consumption and use less than 10mW to stream 1Gbps. GigOptix has also developed 10Gbps drivers and receivers for outdoor, non-temperature controlled environments that enable higher capacity in GigOptix’ customers’ next generation data center systems.

Broad Product Line: GigOptix has a comprehensive portfolio of products for telecommunications, data-communications, defense and industrial applications designed for speeds of 10Gbps and beyond. GigOptix’ products support a wide range of data rates, protocols, transmission distances and industry standards. This wide product offering allows GigOptix to serve as a “one-stop shop” to GigOptix’ customers in offering them a comprehensive product arsenal, as well as allowing GigOptix to reduce costs as it utilizes pre-existing design building-blocks. GigOptix’ portfolio consists of the following product ranges:

•	laser and modulator drivers for 10Gbps, 40Gbps and 100Gbps applications

•	receiver amplifiers or Trans-impedance Amplifiers, or TIAs, for 10Gbps, 40Gbps and 100Gbps applications

•	driver & receiver chipsets for 4 and 12 channel parallel optics applications from 3Gbps to 10Gbps

•	electro-optic modulators based on proprietary thin film polymer on silicon suitable for various 40Gbps and 100Gbps modulation schemes, such as DPSK, DQPSK and DP-QPSK

•	ultra–broadband amplifiers with flat gain response

•	Standard Cell, and Structured ASIC and Hybrid ASIC designs and manufacturing service for multiple markets offering ITAR compliance for defense applications

Power Consumption: GigOptix’ designs and enabling technologies utilize efficient circuit techniques and material technology to reduce energy usage. For example, GigOptix has demonstrated a 10Gbps short-reach optical link that consumes less than 100mW across 100 meter of fiber, representing a 75% reduction over the previous generation of products.

Size Reduction: GigOptix’ designs have small footprints. GigOptix recently announced its LX8401 40Gbps TFPS modulator is nearly half the size of competing products enabling an overall smaller transponder design. Similarly, comparable solutions competing with GigOptix’ GX6261 40Gbps DQPSK driver require 40% more board space. Moreover, GigOptix’ GX62455 100Gbps driver integrates four 32Gbps drivers into a single package thereby reducing the total system size while also improving electrical performance.

Cost Reduction: GigOptix is skilled in designing and utilizing a number of semiconductor process technologies such as indium phosphide, gallium arsenide, silicon germanium and silicon CMOS. This portfolio of technology solutions provides the flexibility to optimize the cost/performance of GigOptix’ products to the challenge at hand. For instance, GigOptix’ new portfolio of 10Gbps, 40Gbps and 100Gbps TIAs were designed using silicon germanium and this enables lower production costs compared with competing TIA solutions using indium phosphide. This coupled with the ability to integrate more complex logic functions into the TIA designs offer compelling value to

GigOptix’ customers. GigOptix provides a broad portfolio of solutions that customers are now beginning to leverage to extract further volume discounts by consolidating their purchasing power on one vendor.

Integration: GigOptix’ vision is to leverage its broad portfolio of products to integrate optical modulators monolithically onto GigOptix’ semiconductor chips. The close coupling of optical and electronic components will realize the maximum performance at high speeds while ensuring the smallest size, potentially lower costs and improved interoperability performance. GigOptix believes that its step-wise approach to this goal is aligned to deliver continuously more integrated products along the innovation path starting with bundling in the system level going to package level on to chip level. For instance, GigOptix is currently funded by the Air Force Research Labs to develop an integrated modulator-driver capable of 200Gbps optical transmission, which is seen as critical to enable lightweight, ultra-high bandwidth optical transceivers to on the road to supporting tera-scale data processing. Integrating optical modulators monolithically onto semiconductor chips coupled with innovative driver design topologies can enable implementation of a monolithic optical modulator/driver component.

Partnership: Through a deep understanding both of the system level challenges faced by GigOptix’ customers developing optical transponders and transceivers and of the capabilities and limitations of GigOptix’ technology, GigOptix is able to suggest and implement new system partitioning concepts to ease manufacturing, increase yields and reduce power and cost. For example through the addition of certain design recommendations, GigOptix is able to guide GigOptix’ customers to simplify system manufacturing using GigOptix’ designs.

Technology Leadership: GigOptix’ products are built on a foundation of semiconductor and electro-optic polymer technologies supported by over 20 years of innovation and research and development experience that has resulted in more than 100 patents awarded and patent applications pending worldwide. GigOptix’ technology innovation extends from the design of ultra high speed semiconductor integrated circuits, monolithic microwave integrated circuit design, multi-chip modules, electro-optic thin-film polymer materials, and optical modulator design. These areas of competence include signal integrity, thermal models, power consumption, integration of multiple ICs into sub-system multi-chip module components, and molecular science of electro-optic polymers. The many years of experience allows GigOptix to design high performance solutions. For this reason GigOptix was selected as a partner to a Tier 1 equipment supplier to develop 100Gbps modulator drivers for the first commercially available 100Gbps systems to be launched in 2010. Additionally, GigOptix’ ASIC portfolio and team has the competency in low cost silicon CMOS design and high volume manufacturing. GigOptix believes this will be an important asset in the future transition of optics to consumer applications that call for low cost, high volume designs. GigOptix conducts its research both independently, through contractual relationships with U.S. government agencies and in cooperation with customers. GigOptix is committed to conduct fundamental research into the integration of electronic and electro-optic, or EO, components using semiconductor and EO polymers as a source of differentiation.

Horizontal Business Model: GigOptix deploys a horizontal business model as opposed to a vertical integration model since it is GigOptix’ mission to serve the broad customer base in the optical communications and defense markets with best in class components. GigOptix believes this will be driven by the system vendor end customers’ desire for continuous price reduction as volumes increase and will be enabled by the growth of capable component suppliers such as GigOptix as well as the availability of high quality electronics contract manufacturers, or ECMs. GigOptix cultivates the “Virtual Vertical” model, which is based on strong relationships with ECMs and other component vendors in the supply chain with aligned objectives.

Growth Strategy

GigOptix’ objective is to be the leading provider of high performance electronic and electro-optic components for the optically and wireless connected digital world, growing through both organic and strategic means. Elements of GigOptix’ strategy include the following:

Focus on High Growth Market Opportunities. GigOptix will continue to focus its product development resources on high growth market segments both within the markets GigOptix currently serves as well as in new markets that utilize GigOptix’ core technologies. GigOptix will continue to invest substantially in products for 40Gbps and 100Gbps applications and selectively target new products for the 10Gbps markets where GigOptix can sustain a differentiation. GigOptix believes high growth opportunities exist even within more established communications segments by virtue of introducing innovative device and system architectures as well as business models to disrupt the established players and value chain relationships. Outside of telecom and data communications, GigOptix is able to reuse the same designs re-characterized for RF systems used in defense applications such as phased array radar, super-computers and in wireless applications, such as point-to-point back-haul systems.

Grow Customer Base. GigOptix intends to continue to broaden GigOptix’ strategic relationship with key customers by maximizing design wins across their product lines. GigOptix intends to continue to leverage the approved vendor status GigOptix has with these key customers to qualify GigOptix’ products into additional optical and wireless systems, a process that is accelerated when GigOptix had already been qualified in a customer’s systems. GigOptix is adding sales and technical support staff to better serve key customers, markets and regions. GigOptix also intends to add to GigOptix’ number of strategic relationships by selectively targeting certain existing customers with whom GigOptix is not yet a strategic vendor. GigOptix will expand its development efforts with these customers through initiatives including providing specialized sales and support resources, holding technology forums to align GigOptix’ product development effort and implementing custom manufacturing linkages.

Engage Customers Early in their Product Planning Cycle. By engaging GigOptix’ customers early in their system design process, GigOptix gains critical information regarding their system requirements and objectives that influences GigOptix’ component design. GigOptix’ sales force, product marketing teams and developmental engineers engage regularly with GigOptix’ customers to understand their product development plans. Additionally, for certain key customers, which are referred to as GigOptix’ “Lighthouse” customers, GigOptix holds periodic technology forums and technology audits so that the product development teams of these customers can interact directly with GigOptix’ research and development teams. Likewise, GigOptix’ early involvement in their system development processes also enables GigOptix to influence standards and introduce differentiated products early to market. Moreover, GigOptix believes that this interaction between GigOptix and its customers provides GigOptix a competitive advantage, valuable insight and a close customer relationship that grows over each generation of products introduced by GigOptix’ customers.

Partner for Innovation. Over the past few years, GigOptix has successfully partnered with “Lighthouse” customers, contract manufacturers and U.S. government agencies on research and development in both GigOptix’ electronic components and electro-optics polymer materials. GigOptix sees this as a core element of GigOptix’ strategy both to support the investment required to maintain GigOptix’ innovation as well as aligning GigOptix’ R&D with the future needs of industry and defense markets. In order to maintain GigOptix’ position at the forefront of next generation optical modules and components, GigOptix intends to continue GigOptix’ longstanding relationship with the U.S. government agencies such as the Defense Advanced Research Projects Agency and the Air Force Research Laboratory as well as their network of contractors. GigOptix has aligned with GigOptix’ partners on the long term objectives of research and development related to the integration of semiconductor and thin-film polymer modulators to address tera scale computing and communications for defense and commercial markets and GigOptix has defined multiyear projects to develop and bring these technologies to reality. Similarly, GigOptix partners with leading commercial customers on developments of product required in the one to two years horizon, often sharing the investment. GigOptix believes that this again gives it the assurance of alignment to the market needs when considering the sometimes significant investment in a new development. This model has been used for GigOptix’ 100Gbps modulator drivers for telecom networks, which was launched in 2010. Other cooperative projects include a 100Gbps short reach multi-channel driver and receiver pair with a leading Japanese networking solutions provider, and an innovative ultra low power 10Gbps single channel chipset for a leading enterprise networking solutions provider in China.

Strategic Acquisitions. To augment GigOptix’ organic growth strategy, GigOptix actively pursues acquisitions that provide an efficient alternative to in-house development of technology, products or revenue. The synergies GigOptix searches for include efficient extension of GigOptix’ product offering to strengthen GigOptix’ market position, enhancing of GigOptix’ technology base, enhancing of GigOptix’ revenue base, and expanding GigOptix’ customer base in selected markets to provide cross selling opportunities or to enhance GigOptix’ geographic or market segment presence. GigOptix continuously evaluates potential acquisitions against the above criteria. GigOptix’ process aims to conduct a swift integration to quickly eliminate duplicate and redundant costs to ensure early accretive performance within one to two quarters. GigOptix’ acquisition of ChipX in 2009 accomplished physical and systems integration, reduced headcount, closed a facility in Haifa, Israel and consolidated its Santa Clara, California personnel into GigOptix’ Palo Alto offices.

Technology and Research and Development

GigOptix utilizes proprietary technology at many levels within GigOptix’ product development, ranging from the basic materials research that created the innovative materials GigOptix uses in GigOptix’ TFPS modulators to sophisticated integration and optimization techniques GigOptix uses to design its components. GigOptix is committed to conducting fundamental research in thin-film polymer materials and manufacturing technologies. GigOptix’ technology is protected by GigOptix’ patent portfolio and trade secrets developed in deployments with GigOptix’ extensive customer base. GigOptix’ leading technologies include GigOptix’ fundamental and unique thin-film polymer on silicon technology for optical modulation and extend through ultra broadband MMIC design, MCM design, innovative ultra-low power laser driver and receiver IC design in silicon germanium, high speed analog and RF IC design, mixed signal IC design, and Structured and Hybrid ASIC infrastructure. In particular, the following technologies are central to GigOptix’ business:

High Speed Analog Semiconductor Design & Development. One of GigOptix’ key core competences is circuit design for optimal signal integrity performance in high power applications. GigOptix uses a variety of semiconductor processes to implement GigOptix’ designs including III-V processes such as indium phosphide and gallium arsenide for higher power applications such as long reach telecom transponder. GigOptix also has expertise in low power designs in silicon germanium and CMOS silicon for use in short reach data-com and optical interconnects application and circuit design to reduce cross-talking in dense multi-channel designs.

Electro-Optic TFPS Material. GigOptix’ unique, patent-protected technology is used to lithographically form a Mach-Zehnder modulator using standard silicon production technology processes and GigOptix’ proprietary thin-film polymeric materials. Optical modulators are commonly used as high performance shutters to switch optical signals to apply the digital data to light stream. GigOptix’ technology can support bandwidths of up to 200GHz, while the current generation of material optimized for production is used in 40GHz and 100GHz optical modulators, which are as competitive with leading 40Gbps modulators in the market. The technology has several ground-breaking characteristics as follows: it provides the fastest switching of any available technology and is effectively limited by the bandwidth of the digital control circuit up to 200Gbps bit/second rate; it is suitable for lithographic implementation of an existing semiconductor production line, which facilitates both lower cost manufacturing of on-chip modulators and arrays and close proximity to the digital circuits for optimal performance; and the material operates effectively at very low temperatures, which enables increased frequencies due to the absence of thermally induced noise. All of these unique advantages make the material attractive for telecom, defense and super-computing applications.

GigOptix’ research and development plans are driven by customer and partner input obtained by GigOptix’ sales and marketing teams, through GigOptix’ participation in various standards bodies, and by GigOptix’ long-term technology and product strategies. GigOptix reviews research and development priorities on a regular basis and advise key customers of GigOptix’ progress to achieve better alignment in GigOptix’ product and technology planning. For new components research and development is conducted in close collaboration with GigOptix’ contract manufacturer partners to shorten the time to market and optimize the manufacturability of the products.

Products

GigOptix designs and markets products that amplify electrical signals during both the transmission (drivers) and reception (TIAs) of optical signals as well as modulate optical signals in the transmission of data. GigOptix has a comprehensive product portfolio for these markets, particularly at data rates that exceed 10Gbps. The primary target market and application for GigOptix’ products are optical interface modules such as line-cards, transponders and transceivers within telecom and data-communications switches and routers. These are critical blocks used in both telecom or data-communications optical communication networks from the long haul to the short reaches where the conversion of data from the electrical domain to the optical domain occurs. GigOptix’ drivers amplify the input digital data stream that is used to modulate laser light either by direct modulation of the laser or by use of an external modulator that acts as a precise shutter to switch on and off light to create the optical data stream. At the other end of the optical fiber, GigOptix’ sensitive receiver TIAs detect and amplify the small currents generated by photo-diodes converting the faint received light into an electrical current. The TIAs amplify the small current signals into a larger voltage signal that can be read by the electronics and processors in the network servers. GigOptix supplies an optimized component for each type of laser, modulator and photo-diode depending upon the speed, reach and required cost. Generally, the shorter the reach is, the higher the volume, the less demanding the product specifications and the greater the pressure to reduce costs. GigOptix implements its products on a number of process technologies and have been at the forefront of extracting optimal performance from each technology to be able to address each market segment’s individual requirements in a cost effective manner. GigOptix’ product portfolio is designed to cover the broad range of solutions needed in these different modules and includes the product lines described below.

GigOptix’ product portfolio comprises components from 5 product lines:

1. GX Series: Serial drivers and TIA ICs devices for telecom and data-com markets

2. HX Series: Multi-channel driver and TIA ICs for short reach data-com and optical interconnect applications

3. LX Series: TFPS modulators for high speed telecom and defense applications

4. iT Series: High performance amplifiers for microwave applications in defense and instrumentation

5. CX Series: Family of ASIC solutions for custom integrated circuit design

GX Series

The GigOptix GX Series services both the telecom and data-com markets with a broad portfolio of drivers and transimpedence amplifiers that address 10Gbps, 40Gbps and 100Gbps speeds over distances that range from 100 meters to more than 4000 kilometers. The GX Series devices are used in FiberChannel, Ethernet, SONET/SDH components and those based upon the OIF standardization.

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Within the 10Gbps market, GigOptix has enabled solutions such as the GX3110 linear TIA for use in systems using Electronic Dispersion Compensation and requiring excellent linearity and low total harmonic distortion to address the demanding SONET TIA receiver requirements. Moreover, GigOptix also supplies the GX6155 Mach-Zehnder driver that is implemented in a ceramic package, which enables both high performance electrical signals and robust packaging and improved manufacturability.

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Within the 40Gbps market, GigOptix has enabled significantly lower power transponder designs with GigOptix’ GX6261 40Gbps DQPSK driver. This compares with competitor solutions that consume 50% more power and require 40% more real estate on the board. Both savings are significant since each 40Gbps transponder typically requires two drivers. Furthermore, in 2010 GigOptix introduced two surface mounted single-ended low power driver solutions, the GX6255 single channel driver and GX62255 dual channel driver, each consuming less than 1.6W per channel and available with integrated high frequency chokes to simplify board manufacture. GigOptix also supplies the GX3220, a low power 40Gbps DQPSK TIA to amplify the received optical signals. This solution coupled with GigOptix drivers transponder enables customers to implement low power transponder solutions. Furthermore, GigOptix also supplies the GX3440 differential amplifier that has broad bandwidth and high gain and enables single chip amplification of 40Gbps DPSK signals as small 50mVpp to 800mVpp and is used extensively in Tier 1 DPSK receivers.

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Within the 100Gbps market, GigOptix supplies a high performance monolithic driver solution for both the 4x28Gbps and 4x32Gbps DP-QPSK format. The GX62450 was developed in close collaboration with a Tier-1 telecom OEM and is designed to plug seamlessly between the transmission multiplexer and the Mach-Zehnder modulator to provide excellent electrical connectivity quality. Furthermore, in 2010 GigOptix introduced two surface mounted single-ended low power driver solutions, the GX6255 single channel driver and GX62255 dual channel driver, each consuming less than 1.6W per channel and available with integrated high frequency chokes to simplify board manufacture. GigOptix also introduced the highly integrated GX62455 quad driver device that consumes less than 7W and is available in the same form factor as the GX62450. GigOptix also supplies a 32Gbps TIA that is compliant with the 100Gbps DP-QPSK standard in a dual channel configuration to enable easier manufacturing within the receiver.

HX Series

The GigOptix HX Series services the high performance computing, or HPC, data-com and consumer markets with a portfolio of parallel VCSEL drivers and TIAs that address 3Gbps, 5Gbps and 10Gbps channel speeds over 100-300 meters distances in 4 and 12 channel configurations. The HX Series devices are used in proprietary HPC formats, Infiniband, Ethernet and optical HDMI components.

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Within the 3Gbps market, GigOptix supplies the HXT3404 VCSEL driver and HXR3404 TIA 4 channel arrays die that enable both proprietary HPC communication and 30 to 100 meter HDMI active optical cables, or AOC, in the consumer space. These HDMI AOCs are becoming more prevalent with the move to displays situated further from the signal source such as those found in in-flight entertainment systems, displays in airport and bus terminals as well as advertisement displays in shopping malls.

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Within the higher speed markets, GigOptix supplies the ultralow power HXT4104/HXR4104 four channel array dies used in 40GBASE-SR4 Ethernet and 40G-IB QDR Infiniband specifications as well as the HXT4112/HXR4112 twelve channel array dies used in both 100GBASE-SR10 Ethernet and 120G-IB QDR Infiniband specification. The HXT4012/HXR4112 solution set has been demonstrated to be able to deliver 120Gbps over 100m with less than 1W of power dissipation signifying an 8mW/Gbps power link budget. Both arrays also provide the VCSEL monitoring capabilities that is becoming more important in large datacenter deployments where there can be 1000’s to 10,000’s of cables that require remote and accurate optical link health monitoring capabilities.

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Within the single channel SFP+ markets, GigOptix developed the HXT4101 VCSEL driver and HXR4101 TIA chip set for a new Smart Transmit Optical SubAssembly, or TOSA, and Receive Optical SubAssembly, or ROSA, solution to address the 10Gbps short reach market. The solution leverages GigOptix’ extensive mixed signal experience in high volume parallel optics devices to combine advanced RF analog circuit techniques that reduce power consumption with integrated on-chip analog-to-digital converters and digital-to-analog converters to enable a fully digitally controlled TOSA and ROSA. This architecture significantly simplifies the design of an optical transceiver such as an SFP+ by eliminating all analog and RF circuits from the PCB. The elimination of RF analog interfaces improves performance and reduces both power consumption and EMI within the transceiver. The new architecture also reduces costs while significantly reducing the engineering effort associated with developing a solution.

LX Series

The GigOptix LX Series services the 40Gbps and above telecom market for high performance Mach-Zehnder modulators. The LX Series devices are based on GigOptix’ proprietary TFPS EO material technology. The technology provides what GigOptix believes are significant advantages over competing technologies such as indium phosphide and lithium niobate in areas such as bandwidth, size and power consumption.

GigOptix currently offers two LX products:

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The LX8900 is the industry’s only serial 100Gbps Mach-Zehnder modulator with a bandwidth of 65GHz. It is primarily being used in emerging applications such as “Beyond 100G” optical links trials and ultra-broadband RF photonic military products.

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The LX8401 is the industry’s smallest 40Gbps DPSK modulator device and is almost half the size of competing technology solutions while providing the same level of performance. The small size enables customers to reduce their transponder size considerably, which in turn allows more transponders to be placed on a line-card and increases chassis port density for end customers.

GigOptix is now in the process of leveraging GigOptix’ new TFPS technology to enable 40Gbps DQPSK and 100Gbps DP-QPSK devices in market leading small form factors and at the same time leveraging GigOptix’ GX Series of drivers to enable a complete integrated solution set for the customer.

iT Series

The GigOptix iT Series of products leverages the high performance die and design techniques developed for the GX Series telecom and data-com drivers for related defense and instrumentation applications. GigOptix differentiates itself in the defense and instrumentation markets by providing high gain, broadband devices that exhibit minimal ripple across the gain spectrum of the device: this ensures optimum performance. Moreover, most of GigOptix’ devices have only a single rail supply, which both simplifies the board design and improves reliability of the system. For instance, GigOptix supplies the single rail supply iT2008 high power 26GHz amplifier with a saturated output power of 1W and 1dB of ripple. This device’s performance and ease of use power up sequence has led to extensive use in military radar and satellite communication systems.

CX Series

The GigOptix CX Series of products offers a broad portfolio of distinct paths to digital and analog mixed signal ASICs with the capability of supporting designs of up to 10M gates in technologies ranging from 0.6µ through 0.13µ. The CX Series uses GigOptix’ proprietary technology in Structured and Hybrid ASICs to enable a generic ASIC solution that can be customized for a customer using only a few metal mask layers. This ensures fast turnaround times with significant cost advantages for customers over both FPGA and dedicated ASIC implementations. The CX Series also offers value added ASIC services including integrating proven Analog and Mixed Signal IP into designs and taking customers designs from RTL or gate-level netlist to volume production with major third party foundries. The CX Series has a significant customer base in the consumer, instrumentation, networking, medical, military and aerospace markets.

The following is a compilation of GigOptix’ product portfolio for optical communications:

Customers

GigOptix has a global customer base in the telecommunications, data-communications, defense and industrial electronics markets. GigOptix’ customers include many of the leading network systems vendors supplying worldwide. During 2010 GigOptix sold to major customers including Alcatel-Lucent and other “Tier-One” equipment vendors in the United States, Europe and Asia, as well as leading industrial, aerospace and defense customers.

Of GigOptix’ total revenues in 2010, 25%, 51% and 24% were generated by customers located in Asia, North America and Europe, respectively, compared with 24%, 49% and 27%, respectively, for the year ended December 31, 2009. In 2010, 14% of GigOptix’ revenue was contributed by GigOptix’ government contracts and 86% was contributed by product revenue, compared with 24% and 76%, respectively, for the year ended December 31, 2009.

GigOptix’ customers in the industrial and commercial markets consist of a broad range of companies that design and manufacture electro-optics and high speed information management products. These include medical, industrial, test and measurement, scientific systems, printing engines for high-speed laser printers and defense and aerospace applications. The number of leading network systems vendors which supply the global telecommunications and data communications market is concentrated, and so, in turn, is GigOptix’ customer base. Additionally, Alcatel-Lucent is GigOptix’ largest telecommunications customer, representing 11% and 23% of GigOptix’ total revenues for the years ended December 31, 2010 and December 31, 2009, respectively. Other than Alcatel-Lucent, no other telecommunications customer accounted for more than 10% of total revenues for the years ended December 31, 2010 and December 31, 2009, respectively; however, contracts with the U.S. Government accounted for 14% and 24%, respectively, of our total revenues for the years ended December 31, 2010 and December 31, 2009, respectively.

Manufacturing

GigOptix’ foundry and contract manufacturing partners are located in China, Japan, the Philippines, Taiwan, and the United States. Certain of GigOptix’ contract manufacturing partners that assemble or produce modules are strategically located close to GigOptix’ customers’ contract manufacturing facilities to shorten lead times and enhance flexibility.

GigOptix follows established new product introduction processes that ensure product reliability and manufacturability by controlling when new products move from sampling stage to mass production. GigOptix has stringent quality control processes in place for both internal and contract manufacturing. GigOptix utilizes manufacturing planning systems to coordinate procurement and manufacturing to GigOptix’ customers’ forecasts. These processes and systems help GigOptix closely coordinate with GigOptix’ customers, support their purchasing needs and product release plans, and streamline GigOptix’ supply chain.

Electronic components: Integrated circuits and multi-chip modules: For GigOptix’ ICs and MCMs, GigOptix uses an outsourced contract manufacturing model. GigOptix has a prototype manufacturing and testing facility in GigOptix’ Palo Alto location, which is used to optimize manufacturing and test procedures to achieve internal yield and quality requirements before transferring production to GigOptix’ contract manufacturing partners. GigOptix develops long-term relationships with strategic contract manufacturing partners to reduce assembly costs and provide greater manufacturing flexibility. The manufacture of some products such as certain low volume, high complexity or customized multi-chip modules may remain in-house even in mass production to speed time to market and bypass manufacturing transfer costs.

For GigOptix’ less complex packaged chips and bare die products, GigOptix typically moves new product designs directly to contract manufacturing partners. These products fit easily in a standard fabless semiconductor production flow and ramp up to much greater volumes in mass production.

TFPS electro-optic components: Four chemical synthesis labs within GigOptix’ Bothell facility are equipped with chemical hoods capable of delivering EO polymer and claddings in volumes up to kilogram batch volumes. Polymer manufacturing and development are supported by a characterization and test lab equipped with state-of-the-art equipment for measuring molecular and material properties.

Wafer fabrication is supported within the 1,400 square feet class 100 clean-room equipped with standard semiconductor processing. Wafer dicing, cleaning, and facet polishing is supported in the “back end” processing lab outside of the clean-room. GigOptix’ Bothell facility is capable of supporting manufacturing and development of up to five 150mm diameter substrates/week. As volumes increase, GigOptix has identified IMT in Santa Barbara, California as an outsourcing partner with a 30,000 square feet class 100 clean-room dedicated to support contract manufacturing, and IMT is able to support high volume wafer manufacturing. Chip level screening and testing is performed in Bothell using a semi-automated fiber alignment station capable of low frequency testing of insertion loss, Vpi and extinction ratio. EO testing at the chip and package level utilizes RF equipment capable of testing modulators up to 40 GHz. Optical pig-tailing, wire bonding, and sealing are also performed in-house. Samina SCI located in Shenzhen, China has been identified as a source to support volume packaging of up to thousands of units per month.

Sales, Marketing and Technical Support

In the communications market, GigOptix primarily sells its products through its direct sales force supported by a network of manufacturer representatives and distributors. GigOptix’ sales force works closely with GigOptix’ field application engineers, product marketing and sales operations teams in an integrated approach to address a customer’s current and future needs. GigOptix assigns account managers for each strategic customer account to provide a clear interface to GigOptix’ customers, with some account managers responsible for multiple customers. The support provided by GigOptix’ field application engineers is critical in the product qualification stage. Transceiver modules, especially at 10Gbps and above, are complex products that are subject to rigorous qualification procedures of both the product and the supplier and these procedures differ from customer to customer. Also, many customers have custom requirements in addition to those defined by MSAs in order to differentiate their products and meet design constraints. GigOptix’ product marketing teams interface with GigOptix’ customers’ product development staffs to address customization requests, collect market intelligence to define future product development, and represent GigOptix in MSAs.

For GigOptix’ “Lighthouse” customers, GigOptix holds periodic technology forums for their product development teams to interact directly with GigOptix’ research and development teams. These forums provide GigOptix insight into GigOptix’ customers’ longer term needs while helping GigOptix’ customers adjust their plans to the product advances GigOptix can deliver. Also, GigOptix’ customers are increasingly utilizing contract manufacturers while retaining design and key component qualification activities. As this trend matures, GigOptix continually upgrades its sales operations and manufacturing support to maximize GigOptix’ efficiency and flexibility and coordination with GigOptix’ customers.

In the industrial and commercial market, GigOptix primarily sells through a network of manufacturing representatives and distributors to address the broad range of applications and industries in which GigOptix’ products are used. The sales effort is managed by an internal sales team and supported by dedicated field application engineering and product marketing staff. GigOptix also sells direct to certain strategic customers. Through GigOptix’ customer interactions, GigOptix believes that it continually increases its knowledge of each application’s requirements and utilize this information to improve GigOptix’ sales effectiveness and guide product development.

Since inception, GigOptix has actively communicated the GigOptix brand worldwide through participation at trade shows and industry conferences, publication of research papers, bylined articles in trade media, and advertisements in trade publications and interactive media, interactions with industry press and analysts, press releases and GigOptix’ website, as well as through print and electronic sales material.

Competition

The market for electronic and electro-optic devices is characterized by price competition, rapid technological change, short product life cycles, and global competition. While no one company competes against GigOptix in all of GigOptix’ product areas, GigOptix’ competitors range from the large, international companies offering a wide range of products to smaller companies specializing in narrow markets. Due to the increasing demands for high-speed, high-frequency components, GigOptix expects competition to increase from existing semiconductor and electro-optical modulator suppliers, in addition to the entry of new competitors to GigOptix’ target markets and from the internal operations of some companies producing products similar to GigOptix’ for their own internal requirements.

Because some of GigOptix’ competitors are large public companies with longer operating histories and greater financial, technical, marketing and other resources, these companies have the ability to devote greater resources to the development, promotion, sale and support of their products. For example, in the telecommunications and data-communications markets, some of GigOptix’ competitors have deeper relationships with prospective customers, related to wider portfolio of products they are selling to them across the board. Other competitors may also have preferential access to certain network systems vendors, or offer directly competitive products that may have better performance measures than GigOptix’ products. Moreover, competitors that have large market capitalizations or cash reserves may be better positioned than GigOptix is to acquire other companies in order to gain new technologies or products that may compete with GigOptix’ product lines. Any of these factors could give GigOptix’ competitors a strategic advantage. Therefore, although GigOptix believes it currently competes favorably with its competitors, GigOptix cannot assure you that it will be able to compete successfully against either current or future competitors in the future.

GigOptix believes the principal competitive factors impacting all of its products are:

•	product performance including size, speed, operating temperature range, power consumption and reliability;

•	price to performance characteristics;

•	delivery performance and lead times;

•	time to market;

•	breadth of product solutions;

•	sales, technical and post-sales service and support;

•	technical partnership in early stage of product development;

•	sales channels; and

•	ability to drive standards and comply with new industry MSAs.

GX Products

In the telecom and data-communications segments, GigOptix competes with Triquint, Rohm, InPhi, Gennum and Vitesse. GigOptix competes with Triquint predominantly in the 10Gbps, 40 Gbps and 100Gbps Mach Zehnder driver space; Rohm predominantly in the 10Gbps EML driver space; InPhi predominately in the TIA spaces and the 40Gbps driver space; Gennum predominately in the data-communications space and Vitesse in the 10Gbps TIA receiver space.

HX Products

In the market for PMD ICs GigOptix competes with Avago, Emcore, Tyco Electronics (formerly Zarlink) and Iptronics. Avago, Emcore and Tyco Electronics are vertically integrated transceiver module manufacturers with in-house PMD ICs designs. These companies have comparable products to GigOptix’ products but have been later to market in offering a 10Gbps solutions. In addition to these companies, Iptronics also competes in this space and is a venture-funded startup specializing in parallel optical interconnect with a family of devices at 10Gbps and is a direct competitor.

LX Products

GigOptix competes with JDSU, Oclaro, Sumitomo and Fujitsu that supply lithium niobate modulators for the long haul/Metro market and more recently JDSU, Sumitomo, Emcore and Oclaro that supply indium phosphide modulators for the Metro market. GigOptix expects that GigOptix’ TFPS modulators will be competitive with lithium niobate and indium phosphide products in terms of pricing and operating performance and will provide significant performance advantages in areas such as size, bandwidth and optical extinction ratio.

iT Products

GigOptix’ ultra-broadband amplifiers and limiters offer performance with gain flatness and low noise figures. GigOptix competes with Triquint, Hittite, Northrop Grumman (for internal use) and Mimix in this product area.

CX Products

GigOptix’ ASICs compete in the custom integrated circuit industry, an industry that is intensely competitive. In the low to medium volume market, the primary competitors include Lattice Semiconductor and Actel Corporation. In the medium to high volume market, there are over 30 companies competing in this market. Companies that GigOptix competes with most often include On Semiconductor, eSilicon, Open Silicon, Faraday, Toshiba and eASIC.

GigOptix believes that important competitive factors specific to the custom integrated circuit industry include: Product pricing, time-to-market, product performance, reliability and quality, power consumption, availability and functionality of predefined IP cores, inventory management, access to leading-edge process technology, track record of successful product execution and achieving first time working silicon, ability to provide excellent applications support and customer service, ability to offer a broad range of ASIC solutions to retain existing customers, and compliance with ITAR.

Patents and Other Intellectual Property Rights

GigOptix relies on patent, trademark, copyright and trade secret laws and internal controls and procedures to protect GigOptix’ technology. GigOptix believes that a robust technology portfolio that is assessed and refreshed periodically is an essential element of GigOptix’ business strategy. GigOptix believes that its success will depend in part on GigOptix’ ability to:

•	Obtain patent and other proprietary protection for the materials, processes and device designs that GigOptix develops;

•	Enforce and defend patents and other rights in technology, once obtained;

•	Operate without infringing the patents and proprietary rights of third parties; and

•	Preserve GigOptix’ trade secrets.

As of December 31, 2010, GigOptix and its subsidiaries have been issued 67 patents and has 9 patent applications pending. Patents have been issued in various countries with the main concentrations in the United States. GigOptix’ patent portfolio covers a broad range of intellectual property including semiconductor design and manufacturing, device packaging, module design and manufacturing, electrical circuit design, thin film polymer technology, modulator design and manufacturing. GigOptix follows well-established procedures for patenting intellectual property and have internal incentive plans to encourage the protection of new inventions. The portfolio also represents a balanced compilation of intellectual property that has been filed by the various companies GigOptix has acquired, and hence protects all of GigOptix’ product lines. GigOptix also licenses patented technology from the University of Washington. Many of the pending and issued U.S. patents have one or more corresponding internal or foreign patents or applications. GigOptix’ existing significant U.S. patents will expire between August 2021 and November 2028.

GigOptix takes extensive measures to protect GigOptix’ intellectual property rights and information. For example, every employee enters into a confidential information, non-competition and invention assignment agreement with GigOptix when they join and are reminded of their responsibilities when they leave. GigOptix also enters into and enforce a confidential information and invention assignment agreement with contractors.

GigOptix has patents and patents pending covering technologies relating to:

Polymers

•	Optical polymers and synthesis;

•	Production of polymers in commercial quantities;

•	Materials characterization and testing methods; and

•	Devices, designs and processes relating to polymers.

High-Speed Integrated Circuits

•	Circuit topology to achieve ultra-large frequency bandwidth;

•	Efficient voltage control circuit for broadband high voltage drivers; and

•	Control circuit to stabilize over temperature gain control functionality.

ASICs

•	Customizable integrated circuit devices;

•	Single metal programmability in a customizable integrated circuit device;

•	Configurable cell for customizable logic array device;

•	In-Circuit device, system and method to parallelize design and verification; and

•	Method of developing application specific integrated circuit devices.

Although GigOptix believes its patent portfolio is a valuable asset, the discoveries or technologies covered by the patents, patent applications or licenses may not have commercial value. Issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around GigOptix’ issued patents or independently develop technology having effects similar or identical to GigOptix’ patented technology. The scope of GigOptix’ patents and patent applications is subject to uncertainty and competitors or other parties may obtain similar patents of uncertain scope. Other parties may discover uses for polymers or technology different from the uses covered in GigOptix’ patents or patent applications and these other uses may be separately patentable. Other parties may have patents covering the composition of polymers for which GigOptix has patents or patent applications covering only methods of use of these polymers.

Third parties may infringe the patents that GigOptix owns or licenses, or claim that GigOptix’ potential products or related technologies infringe their patents. Any patent infringement claims that might be brought by or against GigOptix may cause GigOptix to incur significant expenses, divert the attention of GigOptix’

management and key personnel from other business concerns and, if successfully asserted against GigOptix, require GigOptix to pay substantial damages. In addition, a patent infringement suit against GigOptix could force GigOptix to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property.

GigOptix periodically evaluates its patent portfolio based on GigOptix’ assessment of the value of the patents and the cost of maintaining such patents, and may choose from time to time to let various patents lapse, terminate or be sold.

Employees

As of December 31, 2010, GigOptix had 83 full-time employees, including 37 in research and development, 27 in operations, 9 in sales and marketing and 10 in general and administrative.

Facilities

GigOptix has offices in three locations: GigOptix’ headquarters in Palo Alto, California and design centers in Bothell, Washington, and Zurich, Switzerland.

Palo Alto: This location houses the corporate functions and the research and development activities for the GX and CX product lines. It also houses the prototype MCM assembly and test facilities.

Bothell, WA: This is the location of GigOptix’ LX product line. GigOptix’ Bothell, WA site is equipped with facilities to manufacture and develop EO polymer modulators starting at the material level, through wafer fabrication, chip testing, packaging, and final test.

Zurich: This location houses the wholly-owned subsidiary of GigOptix, GigOptix-Helix AG. It is primarily a research and development location with some operations activities to support the HX product line.

The table below lists and describes the terms of GigOptix’ leased properties:

Location	Approximate Square Feet	Function	Lease Expiration Date
Palo Alto, California	17,109	Administration, Sales, Marketing, Research and Development, Operations	December 31, 2013

Zurich, Switzerland	2,724	Research and Development, Operations	Month by month

Bothell, Washington	11,666	Research and Development, Operations	March 31, 2014

Environmental

GigOptix’ operations involve the use, generation and disposal of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. GigOptix believes that its products and operations at its facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated.

Legal Proceedings

From time to time, GigOptix may become involved in legal proceedings, claims and litigation arising in the ordinary course of business. When GigOptix believes a loss is probable and can be reasonably estimated, it accrues the estimated loss in its consolidated financial statements. Where the outcome of these matters is not determinable, GigOptix does not make a provision in its financial statements until the loss, if any, is probable and can be reasonable estimated or the outcome becomes known. GigOptix believes that there are currently no claims or legal actions that would, in management’s judgment based on information currently available, have a material adverse effect on GigOptix’ results of operations, financial condition or cash flows.

In or about November 2008, an entity named DBSI Inc., which at the time was the beneficial owner of membership units in a predecessor of GigOptix, filed for bankruptcy in the United States Bankruptcy Court for the District of Delaware (Case No. 08-12687 (PJW)). In December 2008, in connection with the merger of such predecessor, Lumera Corporation and GigOptix, the membership units converted into 1,715,161 shares of GigOptix’ common stock and GigOptix issued warrants to purchase 660,473 shares of common stock at a weighted average exercise price of $32.35 per share with a range of exercise periods that expire between December 31, 2011 and April 23, 2017. The DBSI Liquidating Trust subsequently became the holder of the 1,715,161 shares of common stock and the warrants to purchase 660,473 shares of common stock. GigOptix understands that an affiliate of the DBSI Liquidating Trust, the DBSI Estate Litigation Trust, has been evaluating various potential claims which it might assert against a number of entities, including GigOptix and certain affiliated parties. GigOptix’ management engaged in discussions with the trustee regarding whether the DBSI Estate Litigation Trust has any claims against GigOptix. GigOptix disputed the existence of any such claims, and intended to vigorously defend any claims made.

On April 8, 2011, GigOptix and the trustees for the DBSI Estate Litigation Trust and the DBSI Liquidating Trust reached the following agreement. As full settlement of all potential claims, the DBSI Liquidating Trust surrendered to GigOptix for cancellation all of the existing warrants to purchase 660,473 shares of GigOptix’ common stock and GigOptix in exchange issued to the DBSI Liquidating Trust two warrants which will not be exercisable for a period of six months from the date of issuance; one warrant for 500,000 shares of common stock, which will have a term of three years and an exercise price of $2.60 per share, and the other warrant, also for 500,000 shares of common stock, which will have a term of four years and an exercise price of $3.00 per share. To the extent that it is permitted to do so, GigOptix will file an amendment to the registration statement filed on Form S-1 on March 28, 2011 for the purpose of including the registration of the shares of common stock underlying the warrants in such registration statement. To the extent that GigOptix is unable to file such an amendment, then the shares of common stock underlying the warrants shall have “piggy-back” registration rights for a period of one year, after which the DBSI Liquidating Trust shall have demand registration rights with regard to the shares of common stock underlying the warrants. As further consideration for the issuance of the warrants, the DBSI Estate Litigation Trust and the DBSI Liquidating Trust have given GigOptix a full release of all known and unknown claims which each of them may have, and acknowledge that GigOptix disclaims all liability.

Government Regulations

GigOptix is subject to federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that GigOptix uses or generates in its operations. GigOptix regularly assesses its compliance with environmental laws and management of environmental matters. GigOptix believes that its products and operations at its facilities comply in all material respects with applicable environmental laws.

GigOptix is also subject to federal procurement regulations associated with its U.S. government contracts. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures as well as suspensions or prohibitions from entering into government contracts. The reporting and appropriateness of costs and expenses under GigOptix’ government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an agency of the U.S. Department of Defense. The contracts and subcontracts to which GigOptix is a party are also subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at its convenience. GigOptix is entitled to reimbursement of GigOptix’ allowable costs and to an allowance for earned profit if the contracts are terminated by the U.S. government for convenience.

Sales of GigOptix’ products and services internationally may be subject to the policies and approval of the U.S. Department of State and Department of Defense. Any international sales may also be subject to United States and foreign government regulations and procurement policies, including regulations relating to import-export control such as ITAR, investments, exchange controls and repatriation of earnings.

Directors and Executive Officers

The table below sets forth information regarding the existing members of GigOptix’ board of directors and GigOptix’ non-director executive officers that will continue to serve as directors or executive officers of GigOptix after the consummation of the merger. GigOptix’ certificate of incorporation divides the board of directors into three classes with overlapping three year terms. One class is elected each year at the annual meeting of stockholders, and the classes are to be as nearly equal in number as possible. Each director holds office until his or her successor is duly qualified. The board of directors and executive officers of GigOptix are as follows:

Name	Age	Position	Director Since
Dr. Avi Katz	53	Chairman of the Board of Directors, Chief Executive Officer and President	2008
Andrea Betti-Berutto	47	Senior Vice President and Chief Technical Officer
Julie Tipton	47	Senior Vice President of Operations
Kimberly D.C. Trapp	52	Director	2008
Neil J. Miotto	64	Director	2008
C. James Judson	66	Director	2008
Frank W. Schneider	69	Director	2010

Dr. Avi Katz has served as Chief Executive Officer, President, and Chairman of the board of directors of GigOptix LLC and GigOptix, Inc. since he co-founded GigOptix LLC in May 2007 and GigOptix, Inc. in September 2007, to facilitate the merger of GigOptix LLC and Lumera Corporation in December 2008, at which point they both became subsidiaries of GigOptix, Inc. Since the merger, he has served as the Chairman of the board of directors, Chief Executive Officer and President of GigOptix, Inc. Dr. Katz also served as a board member, Chief Executive Officer and President of iTerra Communications LLC, the predecessor to GigOptix LLC, from April 2007 until October 2007. Dr. Katz also serves as the Chairman of the board of directors of GigOptix-Helix AG and GigOptix Israel Ltd., all wholly-owned subsidiaries of GigOptix, Inc. From April 2006 to April 2007, he was the Corporate Development executive with Symphony Services Corp., and a Managing Partner and Chairman of APU-Global, a technology consulting company, which he founded in 2005. Dr. Katz was the Chief Executive Officer, President and a board member of Intransa, Inc., a provider of storage area network over the IP systems, from 2003 to 2005, and was the Chief Executive Officer, President and a board member of Equator Technologies, Inc., a fabless semiconductor company, from 2000 to 2003. He holds numerous U.S. and international patents, has published about 300 technical papers and is the editor of a number of technical books. Dr. Katz received his Ph.D. in materials engineering and a B.S. in engineering from Technion-IIT, Israel, and is a graduate of the Israeli Naval Academy. As GigOptix’ co-founder, and the CEO since the inception, Dr. Katz has the benefit of understanding GigOptix’ complete history. This background, together with his extensive executive experience and exceptional technical skills, make Dr. Katz uniquely qualified to serve on GigOptix’ board of directors.

Andrea Betti-Berutto is GigOptix’ Senior Vice President and Chief Technical Officer and has served as GigOptix’ Chief Technical Officer since the inception of GigOptix LLC in May 2007. Mr. Betti-Berutto was a co-founder of GigOptix LLC’s predecessor company, iTerra Communications, LLC, where he served in a variety of capacities from 2000 until July 2007. He also co-founded GigOptix LLC in May 2007. He has more than 20 years of experience in the design of ICs and multichip modules for microwave, millimeter-wave, and RF applications. He is the author of several publications in technical journals in the area of power amplifiers, high-speed ICs, and broadband design for lightwave applications. Mr. Betti-Berutto received his M.S. in electrical engineering from the University of Rome “La Sapienza”.

Julie Tipton serves as GigOptix’ Senior Vice President of Operations since March 2010 following her tenure as GigOptix’ Vice President of Marketing since the inception of GigOptix LLC in July 2007. Previously, Ms. Tipton held numerous management positions at NXP Semiconductors and its predecessor, Philips Semiconductors, predominantly developing and marketing IC solutions for the consumer and mobile telephony segments from September 1985 until June 2007. She was most recently General Manager for Mobile Wireless LAN product line responsible for P&L. Her other positions at the company included Director of Operations for Business Line Connectivity, General Manager of Networking ASICs product line, Vice President and General Manager of Digital Video Interactive product line, Business Development Manager for Consumer ICs North America, and International Product Marketing Manager for Teletext ICs. Ms. Tipton received her B.S. in physics with electronics from the University of Kent at Canterbury and a Diploma in marketing from Chartered Institute of Marketing, both in England.

Kimberly D.C. Trapp has served on GigOptix’ board of directors since December 2008. She previously served as a director of Lumera Corporation from October 2006 and a director of GigOptix LLC from October 2007 until the merger of the two companies in December 2008. From February 2003, she has been an Industry Liaison Officer for the Center of Optical Technologies at Lehigh University, which advances the research and application of optical and electro-optic technologies. The Center supported over 45 industry liaison members and joint partners, and obtained more than $95 million in funding from 2001 through 2010, and in 2007 opened the Smith Family Laboratory for Optical Technologies. Prior to joining Lehigh University, Ms. Trapp spent 23 years in the telecommunications industry, her last position being Director of Marketing Operations for the Agere Systems Optoelectronics Business and was responsible for business operations, customer marketing, technical product support, product engineering and program management of the optoelectronic business and product portfolio. Since 2010, she has been a member of the Cedar Crest College Board of Associates and a member of The Swain School Technology Committee. Ms. Trapp received her B.S. in chemistry from Purdue University, her M.S. in inorganic chemistry from Fairleigh Dickinson University, and has completed an M.B.A. program. Ms. Trapp now serves on the Technology Board of The Swain School and is a member of the Cedar Crest College Board of Associates. From her more than 30 years in the industry, Ms. Trapp brings a tremendous amount of technical expertise, especially in the area of optical and electro-optic technologies, that GigOptix believes makes her well qualified to serve on GigOptix’ board of directors.

Neil J. Miotto has served on GigOptix’ board of directors since December 2008. He is a retired assurance partner of KPMG LLP, where he was a partner for twenty-seven years until his retirement in September 2006. While at KPMG, Mr. Miotto also served as an SEC reviewing partner. He is a member of American Institute of Certified Public Accountants. He holds a B.A. in business administration from Baruch College, of The City University of New York. Mr. Miotto is a member of the board of directors of Micrel Inc., where he serves on the Audit Committee and Nominating/Corporate Governance Committee. GigOptix believes that Mr. Miotto’s extensive experience with public companies and financial accounting matters makes him well-qualified to be on GigOptix’ board of directors.

C. James Judson has served on GigOptix’ board of directors since December 2008. Until the merger with Lumera Corporation and GigOptix LLC in December 2008, Mr. Judson had served as a director of Lumera Corporation since August 2004 and as chairman of its board of directors since March 2007. In 1995, Mr. Judson co-founded Eagle River Investments, LLC, a Kirkland-based venture capital fund focused on communications. Since 1975 through 2010, Mr. Judson has been a business law partner at Davis Wright Tremaine in Seattle, Washington. Mr. Judson has a B.A. from Stanford University in economics and an L.L.B. from Stanford Law School. Mr. Judson currently serves as a director of Garrett and Ring Management Inc., Port Blakely Tree Farms, L.P., The Joshua Green Corporation, Sonata Capital, Airbiquity, Welco Lumber, Eden Rock Communications, Opanga and TSK America Co., Ltd. GigOptix believes Mr. Judson is well qualified to be on GigOptix’ board due to his leadership skills as evidenced by his significant entrepreneurial expertise, his extensive board memberships and more than 40 years of corporate legal practice providing representation to both large and small companies.

Frank W. Schneider joined GigOptix’ board of directors in June 2010. From October 2003 to January 2006, Mr. Schneider served as President and Chief Executive Officer of ION Systems, Inc., a privately-held manufacturer of electrostatic management systems. In January 2006, ION Systems was acquired by MKS Instruments, Inc., where Mr. Schneider served as Vice President and General Manager until his retirement in 2009. Prior to these roles, Mr. Schneider was the President and Chief Executive Officer of GHz Technology, Inc., until its merger with Advanced Power Technology, Inc. Subsequent to the merger, Mr. Schneider served as the Chief Operating Officer for the Radio Frequency business unit of that company. Mr. Schneider also serves on the board of directors of Micrel, Incorporated where he serves as a member of the Audit Committee and as chairman of the Compensation Committee, and has served as a member of the advisory board of Neomagic, Inc. and held various management and executive positions with Sharp Electronics Corporation, Philips Semiconductor and Corning Electronics. Mr. Schneider serves as a member of the Compensation Committee of GigOptix’ board of directors. He holds a B.S. in electrical engineering from West Virginia University and an M.B.A. from Northwestern University’s Kellogg School of Business. GigOptix believes Mr. Schneider is well qualified to serve on GigOptix’ board due to his leadership skills and industry experience, which he has demonstrated through more than 40 years of management and experience in the semiconductor, electronic component and systems industries.

Anticipated Executive Officers of GigOptix Following the Merger

In addition to the existing executive officers of GigOptix identified immediately above, Curt P. Sacks, the current Chief Financial Officer of Endwave, is expected to serve as the Chief Financial Officer of the combined company.

Curt P. Sacks, 41, has served as Endwave’s Chief Financial Officer since June 2009. Prior to that, he served as Vice President of Finance and Corporate Controller of Endwave since February 2006. He joined Endwave in 2004 as Corporate Controller, after serving in this capacity for two successive companies – first, for Com21, Inc., a manufacturer of system solutions for the broadband access market; and next with Finisar, Inc., a manufacturer of high-speed communication equipment for data and storage. Prior to 1998, Mr. Sacks worked in corporate finance at 3Com Corporation and as an auditor for Deloitte & Touche LLP. Mr. Sacks is a C.P.A. (inactive) in California with a B.A. in business-economics from the University of California, Los Angeles.

For information regarding compensation paid to Mr. Sacks by Endwave, see “Information About Endwave Corporation – Executive Officer and Director Compensation” beginning on page 100 of this proxy statement/prospectus.

Nominees for Director

In accordance with the merger agreement, the following individuals would be named to the GigOptix board of directors at the closing of the merger:

John J. Mikulsky, 65, has served as Endwave’s President and Chief Executive Officer since December 1, 2009. From August 2005 until November 2009, Mr. Mikulsky served as Endwave’s Chief Operating Officer and Executive Vice President. From May 2001 until August 2005, Mr. Mikulsky served as Endwave’s Chief Marketing Officer and Executive Vice President, Marketing and Business Development. From May 1996 until April 2001, Mr. Mikulsky served as Endwave’s Vice President of Product Development. From 1993 until 1996, Mr. Mikulsky worked as a Technology Manager for Balazs Analytical Laboratory, a provider of analytical services to the semiconductor and disk drive industries. Prior to 1993, Mr. Mikulsky worked at Raychem Corporation, most recently as a Division Manager for its Electronic Systems Division. Mr. Mikulsky holds a B.S. in electrical engineering from Marquette University, an M.S. in electrical engineering from Stanford University and an S.M. in management from the Sloan School at the Massachusetts Institute of Technology. The GigOptix board of directors believes Mr. Mikulsky’s extensive industry knowledge and experience, including his years of experience at Endwave in both technical and leadership roles, qualify him to serve on GigOptix board of directors.

Joseph J. Lazzara, 59, has served as a director of Endwave since February 2004. From September 2006 to March 2008, Mr. Lazzara served as the Vice Chairman and a director of Omron Scientific Technologies, Inc. (formerly known as Scientific Technologies, Inc. (NASDAQ: STIZ)), a manufacturer of factory automation sensors and machine safeguarding products acquired by Omron Corporation in September 2006. Prior to the acquisition of Scientific Technologies, Mr. Lazzara served as President and Chief Executive Officer between 1993 and 2006, as the President of Scientific Technologies between 1989 and 1993, and as the Treasurer and a director of Scientific Technologies between 1984 and 2006. Mr. Lazzara also served as a Vice President of Scientific Technologies between September 1984 and June 1989. From 2006, Mr. Lazzara also served as the Vice Chairman and Director of Automation Products Group, Inc., a privately held manufacturer of automation sensors. He also served as Treasurer and a director of Scientific Technologies’ parent company, Scientific Technology Incorporation, from 1981 and 2006. Prior to 1981, Mr. Lazzara was employed by Hewlett-Packard Company, a global technology solutions provider, in Process and Engineering Management. Mr. Lazzara received a B.S. in engineering from Purdue University and an M.B.A. from Santa Clara University. The GigOptix board of directors believes that Mr. Lazzara’s extensive business expertise, both as the Chief Executive Officer and Board Member of a publicly traded company as well as his technical background qualify him to serve on GigOptix board.

For information regarding compensation paid to Mr. Mikulsky and Mr. Lazzara by Endwave, see “Information About Endwave Corporation – Executive Officer and Director Compensation” beginning on page 100 of this proxy statement/prospectus.

Arrangements with Directors

Pursuant to the terms of the merger agreement to acquire Endwave, Mr. Mikulsky and Mr. Lazzara will be appointed to the GigOptix board of directors at the closing of the merger.

There are no immediate family relationships between or among any of GigOptix’ executive officers and directors.

Director Independence

GigOptix’ board of directors has determined that Mr. Judson, Mr. Miotto, Mr. Schneider and Ms. Trapp are “independent” directors.

GigOptix uses the independence standards set forth by Rule 5605(a)(2) of the Nasdaq Listing Rules. In reviewing the independence of its directors against these standards, GigOptix considers relationships and transactions between each director and members of the director’s family with GigOptix and its affiliates. Each member of GigOptix’ two standing committees of its board of directors, the Audit Committee and the Compensation Committee, is independent as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules, and each member of GigOptix’ Audit Committee is also independent as defined by Rule 10A-3(b)(1) under the Exchange Act. GigOptix does not have a separately designated Nominating Committee. Directors are nominated by the independent directors of the board of directors.

Executive Officer and Director Compensation

Executive Officer Compensation

The table below sets forth the compensation earned by GigOptix’ Chief Executive Officer and its two other most highly compensated executive officers for the fiscal years ended December 31, 2010 and 2009 whose compensation exceeded $100,000. These individuals are collectively referred to as GigOptix’ named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation	Total
	(b)	(c)	(d)	(f)	(i)	(j)
Dr. Avi Katz	2010	$300,000	$42,000	$1,065,382	$883	$1,408,265
Chairman of the Board of Directors, Chief Executive Officer and President	2009	$326,190	$115,000	$328,064	$912	$770,166
Andrea Betti-Berutto	2010	$187,000	$—	$382,546	$299	$569,845
Senior Vice President and Chief Technology Officer	2009	$203,076	$25,000	$103,682	$312	$332,070
Ron Shelton (2)	2010	$205,700	$—	$233,582	$269	$439,551
Senior Vice President and Chief Financial Officer	2009	$15,032	$—	$—	$23	$15,055

(1)	The amounts in column (f) represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 – Stockholders’ Equity, to GigOptix’ audited financial statements for the fiscal year ended December 31, 2010 included in this proxy statement/prospectus.
(2)	Ron Shelton, GigOptix’ former Chief Financial Officer, resigned from the company as of February 1, 2011.

Narrative Disclosure to Summary Compensation Table

The Summary Compensation Table sets forth the aggregate compensation earned by each of GigOptix’ named executive officers in 2010 and 2009.

The components of executive compensation consist of salary, annual cash bonuses and equity grants. Annual cash bonuses are awarded in the discretion of the Compensation Committee of the board of directors after a review and evaluation of each executive officer’s performance during the year. Equity grants generally consist of stock options, but in the past warrants have also been issued, and are intended to serve as long-term compensation. The Compensation Committee may also authorize special compensation awards in the form of cash or equity grants to recognize extraordinary efforts or results.

Equity awards are generally granted pursuant to the GigOptix, Inc. 2008 Equity Incentive Plan. Equity grants to GigOptix’ executive officers generally vest as to 25% of the underlying award on the one-year anniversary of the grant date and monthly thereafter for a period of three years. However, certain equity awards to GigOptix’ executive officers vest in accordance with certain performance goals being achieved, as discussed in more detail below in the vesting schedules for such equity awards. In the case of stock options and warrants, the exercise price is set at 100% of the fair market value of the underlying common stock on the date of grant.

GigOptix has entered into a standard employment agreement with each of GigOptix’ executive officers, which governs the standard terms of employment as well as provides for certain payments upon termination of employment. GigOptix has entered into an employment agreement with Dr. Avi Katz, GigOptix’ Chief Executive Officer, for the same purpose but with different terms. Both Dr. Katz’s employment agreement and the standard employment agreement are discussed in more detail below under the caption “Employment Arrangements with Named Executive Officers.”

Outstanding Equity Awards at Fiscal Year-End (2010)

	Option Awards
Name and Principal Position	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Avi Katz	8/1/07	27,500	—	$0.73	8/1/17
Chairman of the Board of Directors, Chief Executive Officer and President	8/1/07	6,875	—	$0.73	8/1/17
	8/1/07	10,312	—	$0.73	8/1/17
	8/1/07	137,500	—	$0.73	8/1/17
	11/6/08	37,048	—	$6.08	7/16/13
	12/17/08	290,669	290,669	$1.10	12/17/18
	3/19/09	34,022	43,742	$0.95	3/19/19
	11/9/09	25,235	67,941	$3.50	11/9/19
	11/9/09	9,973	26,851	$3.50	11/9/19
	3/17/10	—	12,695	$1.95	3/17/20
	3/17/10	—	190,305	$1.95	3/17/20
	3/17/10	—	121,100	$1.95	3/17/20
	3/17/10	—	122,100	$1.95	3/17/20
	3/17/10	—	56,800	$1.95	3/17/20
	10/27/10	—	348,344	$2.40	10/27/20

Andrea Betti-Berutto	8/1/07	44,412	—	$0.73	8/1/17
Senior Vice President and Chief Technology Officer	8/1/07	68,200	—	$0.73	8/1/17
	11/6/08	22,900	—	$6.08	7/16/13
	12/17/08	119,457	119,456	$1.10	12/17/18
	3/19/09	15,761	20,264	$0.95	3/19/19
	11/9/09	10,295	27,716	$3.50	11/9/19
	3/17/10	—	61,500	$1.95	3/17/20
	3/17/10	—	40,000	$1.95	3/17/20
	3/17/10	—	43,000	$1.95	3/17/20
	3/17/10	—	17,500	$1.95	3/17/20
	10/27/10	—	139,554	$2.40	10/27/20

Ron Shelton	3/17/10	—	100,000	$1.95	5/5/11
Senior Vice President and Chief Financial Officer (1)	3/17/10	—	20,000	$1.95	5/5/11
	3/17/10	—	20,000	$1.95	5/5/11
	3/17/10	—	17,000	$1.95	5/5/11
	10/27/10	—	36,744	$2.40	5/5/11

(1)	Ron Shelton, GigOptix’ former Chief Financial Officer, resigned from the company as of February 1, 2011.

Grant Date	Vesting Schedule for Dr. Katz
10/27/10	The vesting of 116,115 shares of the grant of 348,344 stock options is subject to GigOptix’ meeting certain financial goals for the first two quarters of 2011, and if these goals are met, then 29,029 shares of the underlying award will vest on July 27, 2011, and an additional 87,086 shares will vest on a monthly basis thereafter over a 39 month period, and if these goals are not met, 116,115 shares of the underlying award will be cancelled; in addition and irrespective of GigOptix’ meeting these certain financial goals, 58,057 shares of the underlying award will vest on October 27, 2011, and the remaining 174,172 shares of the stock options will vest on a monthly basis thereafter over a 36 month period.

Grant Date	Vesting Schedule for Dr. Katz
3/17/10	The grant of 203,000 stock options vests as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the remaining options every month thereafter for three years. An additional 121,100 options will vest on April 1, 2011 if the average closing price of the GigOptix’ common stock during March 2011 is equal to or greater than $2.50; if not, then these options will be cancelled; an additional 122,100 options will vest on April 1, 2012 if the average closing price of the GigOptix’ common stock during March 2012 is equal to or greater than $3.50; if not, then these options will be cancelled; and an additional 56,800 options will vest on April 1, 2013 if the average closing price of the GigOptix’ common stock during March 2013 is equal to or greater than $5.00; if not, then these options will be cancelled.

11/9/09	The grant of 93,176 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years. The grant of 36,824 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

3/19/09	The grant of 77,764 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

12/17/08	Grant of 581,338 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

11/6/08	Warrant to purchase 37,048 shares was fully vested as of the grant date.

8/1/007	The grant of 137,500 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years, and then 50% of the unvested options were fully vested upon the closing of the GigOptix LLC merger with Lumera Corporation and the other 50% will be vested on 12/31/2009. The grant of 10,313 stock options, which was to vest upon the schedule closing of a financing event, fully vested upon the closing of the GigOptix LLC merger with Lumera Corporation. The grants of 27,500 stock options and 6,875 stock options were fully vested on the grant date.

Grant Date	Vesting Schedule for Mr. Betti-Berutto
10/27/10	The vesting of 46,518 shares of the grant of 139,554 stock options is subject to GigOptix’ meeting certain financial goals for the first two quarters of 2011, and if these goals are met, then 11,630 shares of the underlying award will vest on July 27, 2011, and an additional 34,888 shares will vest on a monthly basis thereafter over a 39 month period, and if these goals are not met, 46,518 shares of the underlying award will be cancelled; in addition and irrespective of GigOptix’ meeting these certain financial goals, 23,259 shares of the underlying award will vest on October 27, 2011, and the remaining 69,777 shares of the stock options will vest on a monthly basis thereafter over a 36 month period.

3/17/10	The grant of 61,500 stock options vests as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the remaining options every month thereafter for three years. An additional 40,000 options will vest on April 1, 2011 if the average closing price of the GigOptix’ common stock during March 2011 is equal to or greater than $2.50; if not, then these options will be cancelled; an additional 43,000 options will vest on April 1, 2012 if the average closing price of the GigOptix’ common stock during March 2012 is equal to or greater than $3.50; if not, then these options will be cancelled; and an additional 17,500 options will vest on April 1, 2013 if the average closing price of the GigOptix’ common stock during March 2013 is equal to or greater than $5.00; if not, then these options will be cancelled.

11/9/09	The grant of 38,011 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

3/19/09	The grant of 36,025 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

Grant Date	Vesting Schedule for Mr. Betti-Berutto
12/16/08	The grant of 238,913 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

11/6/08	Warrant to purchase 22,900 shares was fully vested as of the grant date.

8/1/07	The grant of 68,200 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years, and then 50% of the unvested option were fully vested upon the closing of the GigOptix LLC merger with Lumera Corporation and the other 50% will be vested on 12/31/2009. The grant of 44,412 stock options was fully vested on the grant date.

Grant Date	Vesting Schedule for Mr. Shelton
10/27/10	The vesting of 12,248 shares of the grant of 36,744 stock options is subject to GigOptix’ meeting certain financial goals for the first two quarters of 2011, and if these goals are met, then 3,062 shares of the underlying award will vest on July 27, 2011, and an additional 9,186 shares will vest on a monthly basis thereafter over a 39 month period, and if these goals are not met, 116,115 shares of the underlying award will be cancelled; in addition and irrespective of GigOptix’ meeting these certain financial goals, 6,124 shares of the underlying award will vest on October 27, 2011, and the remaining 18,372 shares of the stock options will vest on a monthly basis thereafter over a 36 month period.

3/17/10	The grant of 100,000 stock options vests as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the remaining options every month thereafter for three years. An additional 20,000 options will vest on April 1, 2011 if the average closing price of the GigOptix’ common stock during March 2011 is equal to or greater than $2.50; if not, then these options will be cancelled; an additional 20,000 options will vest on April 1, 2012 if the average closing price of the GigOptix’ common stock during March 2012 is equal to or greater than $3.50; if not, then these options will be cancelled; and an additional 17,000 options will vest on April 1, 2013 if the average closing price of the GigOptix’ common stock during March 2013 is equal to or greater than $5.00; if not, then these options will be cancelled.

Employment Arrangements with Named Executive Officers

GigOptix does not have deferred compensation plans, pension plans or other similar arrangements or plans for GigOptix’ executive officers, except a tax-qualified 401(k) Plan, which is available generally to all of GigOptix’ employees.

On February 3, 2011, GigOptix entered into a new employment agreement with Dr. Katz, GigOptix’ Chief Executive Officer. The term of the agreement is through December 31, 2014, and it establishes his annual salary, bonuses and eligibility for health benefits, among other provisions. The agreement also provides for severance payments under certain circumstances. In the event that he terminates his employment by reason of death or disability, Dr. Katz (or his estate) is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary and continued health benefits (or the cash value in the case of death). If Dr. Katz is terminated without cause (as defined in the agreement) or terminates his employment for good reason (as defined in the agreement), he is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary, a lump sum equal to 18 months of his salary, vesting of 75% of his outstanding unvested equity awards and continued health benefits. In the event of termination in connection with a change in control (as defined in the agreement), Dr. Katz is be entitled to his annual bonus (pro rata based on amount of time employed), three years of his annual salary and bonus, vesting of all of his outstanding unvested equity awards and continued health benefits.

GigOptix has entered into a standard employment agreement with all of GigOptix’ other executive officers. The standard employment agreement sets forth certain provisions regarding annual salary, bonuses and eligibility for health benefits among other provision. According to the terms of the agreement, if the executive officer’s employment terminates because of death or disability, he (or his estate) is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary and continued health benefits (or the cash value in the case of death). In the event of termination by us for reasons other than cause (as defined in the agreement) or termination by the executive officer for good reason (as defined in the agreement), the executive officer is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary, vesting of 25% of the executive officer’s outstanding unvested equity awards and continued health benefits. The standard employment agreement has no special provisions for terminations in connection with a change in control.

The GigOptix, Inc. 2008 Equity Incentive Plan contains certain provisions for change in control transactions. In the event of a Covered Transaction (as defined in the plan), the outstanding awards must either be assumed or substituted by the successor company or will be fully accelerated prior to the closing of the Covered Transaction.

Director Compensation

The following table sets forth the compensation earned for services performed for GigOptix as a director by each member of GigOptix’ board of directors, other than any directors who are also GigOptix’ named executive officers, during the fiscal year ended December 31, 2010.

2010 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
C. James Judson	—	$64,683	$64,683
Kimberly D.C. Trapp	—	$59,086	$59,086
Neil J. Miotto	—	$64,683	$64,683
Frank Schneider		$117,036	$117,036
Dr. Joseph J. Vallner (2)	—	$22,387	$22,387

(1)	The amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9, “Stockholders’ Equity ,” to GigOptix’ audited financial statements for the fiscal year ended December 31, 2010 included in this proxy statement/prospectus.
(2)	Dr. Joseph J. Vallner resigned as a member of GigOptix’ board of directors effective June 7, 2010.

As of December 31, 2010, each director held option awards as follows:

Name	Aggregate Number of Shares Underlying Stock Options (#)
C. James Judson	113,125
Kimberly D.C. Trapp	97,001
Neil J. Miotto	106,000
Frank Schneider	65,000

Related Person Transactions

As a result of the acquisition of ChipX on November 9, 2009, National Instruments Corporation, a former stockholder of ChipX, currently holds 1,066,265 shares of GigOptix’ common stock or 8.7% of GigOptix’ common stock. GigOptix generated revenue of $1.6 million and $231,000 from sales to National Instruments Corporation during the years ended December 31, 2010 and 2009, respectively.

GIGOPTIX’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with GigOptix’ consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. GigOptix’ actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” beginning on page 19 of this proxy statement/prospectus and GigOptix’ consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus. GigOptix assumes no obligation to update the forward-looking statements or such risk factors. Please see “Special Cautionary Note Regarding Forward-Looking Statements” on page 49 of this proxy statement/prospectus.

Overview

GigOptix is a leading supplier of electronic and electro-optical components that enable high-speed telecommunications and data-communications networks globally. GigOptix’ strategy is to apply GigOptix’ core technical expertise in optical, electro-optical and high speed analog technology to develop products that address high growth product and market opportunities.

The following sets forth GigOptix’ significant corporate and product milestones:

•	In 2007, GigOptix LLC was formed and received initial funding.

•	GigOptix LLC acquired the assets of iTerra Communications LLC in July 2007 and Helix Semiconductors AG in January 2008.

•	In March 2008, GigOptix, Inc. was formed to facilitate a combination with Lumera Corporation. The combined company began trading on the OTCBB under the symbol GGOX in December 2008.

•	In November 2009, GigOptix acquired ChipX, a leading high speed analog semiconductor manufacturer specializing in Analog and Mixed Signal custom ASICs.

•	In January 2010, GigOptix announced that GigOptix had shipped GigOptix’ one millionth production chip for multichannel optical interconnects.

•	In March 2010, GigOptix announced that it intends to commercialize GigOptix’ proprietary polymer based modulator for all 40Gbps and 100Gbps modulation formats during 2010.

•

In July 2010, GigOptix completed a follow on public offering of GigOptix’ common stock resulting in gross proceeds to GigOptix of approximately $4.8 million, before deducting underwriting discounts and commissions and offering expenses.

•	In February 2011, GigOptix entered into its merger agreement with Endwave.

GigOptix focuses on the specification, design, development and sale of analog semiconductor ICs, MCMs, polymer modulators, and analog and mixed signal custom ASICs. GigOptix believes that it is an industry leader in the fast growing market for electronic solutions that enable high-bandwidth optical connections found in telecom systems, data-com and storage systems, and, increasingly, in CE and computing systems.

GigOptix’ products fall into the following main categories:

•	Laser and modulator Driver ICs and MCMs;

•	Transimpedance and Limiting Amplifier ICs;

•	Optical Modulators;

•	Broadband Radio Frequency Amplifiers; and

•	Custom analog and mixed signal ASICs.

These products are capable of performing in various applications, demanding a wide range of data processing speeds, from consumer electronics, which perform at data processing speeds of 3Gbps to 10Gbps, to sophisticated ultra-long haul submarine telecommunications systems, which require performance at data processing speeds from 10Gbps and 40Gbps to 100Gbps.

GigOptix has incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, GigOptix incurred net losses of $4.4 million and $10.0 million respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, GigOptix had an accumulated deficit of $73.4 million and $69.0 million, respectively.

GigOptix’ fiscal year ends on December 31. The consolidated financial statements include GigOptix’ accounts and GigOptix’ wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

GigOptix markets and sells GigOptix’ products in North America, Asia and Europe and other locations through GigOptix’ direct sales force, distributors and sales representatives. The percentage of GigOptix’ revenue generated from shipments outside North America was approximately 49% and 51% in fiscal 2010 and fiscal 2009, respectively. GigOptix measures sales location by the shipping destination, even if the customer is headquartered in the U.S. GigOptix anticipates that sales to international customers will continue to represent a significant percentage of GigOptix’ revenue. The percentages of GigOptix’ revenue by region are set forth in the following table:

	2010	2009
North America	51%	49%
Asia	25	24
Europe	24	27

Total	100%	100%

Customer purchase orders are generally used to establish terms of sales. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog may not be a good indicator of GigOptix’ future sales. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing GigOptix sufficient time to reduce its inventory and operating expenses.

Since a significant portion of GigOptix’ revenue is from the digital consumer electronics market, GigOptix’ business may be subject to seasonality, with increased revenues in the third and fourth calendar quarters of each year, when customers place orders to meet year-end holiday demand. However, due to the complex nature of the markets GigOptix serves and the broad fluctuations in economic conditions in the U.S. and other countries, it is difficult for GigOptix to assess the impact of seasonal factors on GigOptix’ business.

GigOptix is subject to the risks of conducting business internationally, including economic conditions in Asia, particularly Taiwan and China, changes in trade policy and regulatory requirements, duties, tariffs and other trade barriers and restrictions, the burdens of complying with foreign laws and, possibly, political instability. Most of GigOptix’ foundries and all of GigOptix’ assembly and test subcontractors are located in Asia. Although GigOptix’ international sales are largely denominated in U.S. dollars, GigOptix also enters into sales transactions in New Taiwan dollars, in Hong Kong dollars and in Chinese renminbi. In addition, GigOptix has foreign operations where expenses are generally denominated in the local currency. Such transactions expose GigOptix to the risk of exchange rate fluctuations. GigOptix monitors its exposure to foreign currency fluctuations, but has not adopted any hedging strategies to date. There can be no assurance that exchange rate fluctuations will not harm GigOptix’ business and operating results in the future.

Due to the continued uncertain economic conditions, GigOptix’ current or potential customers may delay or reduce purchases of GigOptix’ products, which would adversely affect GigOptix’ revenues and harm GigOptix’ business and financial results. GigOptix expects its business to be adversely impacted by any future downturn in the U.S. or global economies. In the past, industry downturns have resulted in reduced demand and declining average selling prices for GigOptix’ products which adversely affected GigOptix’ business.  GigOptix expects to continue to experience these adverse business conditions in the event of further downturns.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses GigOptix’ consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, inventories, asset impairments, deferred tax assets, accrued warranty reserves, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect GigOptix’ more significant judgments and estimates used in the preparation of GigOptix’ consolidated financial statements.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. GigOptix also has other key accounting policies that are less subjective, and, therefore, their application would not have a material impact on GigOptix’ reported results of operations. The following is a discussion of GigOptix’ critical accounting policies, as well as the estimates and judgments involved.

Revenue Recognition

Revenue from sales of optical modulator drivers and receivers, MCMs, and other products is recognized when persuasive evidence of a sales arrangement exists, transfer of title occurs, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured. Revenue for product shipments is recognized upon shipment of the product to the customer. Provisions are made for warranties at the time revenue is recorded.

Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of GigOptix’ standard product warranty. GigOptix assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction. Collectability is assessed based primarily on the credit worthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

Revenue generated from engineering product development projects and research and development cost reimbursement contracts, cost plus fixed fee type contracts, for the United States government is recorded in accordance with accounting guidance for contract accounting, using the percentage of completion method measured on a cost-incurred basis. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. In the quarter ended December 31, 2009, GigOptix recorded a reserve of $1.3 million associated with a change in estimated rates under which GigOptix could bill for the work GigOptix performed under various government contracts during fiscal 2009. Profit incentives are included in revenue when realization is assured. Losses, if any, are recognized in full as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed the unrecognized revenue on the contract. GigOptix evaluates the reserve for contract losses on a contract-by-contract basis. No losses have been incurred on any contracts to date.

Contract Estimates

GigOptix estimates contract costs based on the experience of its professional researchers, the experience GigOptix has obtained in internal research efforts, and GigOptix’ performance on previous contracts. GigOptix believes this allows it to reasonably estimate the tasks required and the contract costs; however, there are uncertainties in estimating these costs, such as the ability to identify precisely the underlying technical issues hindering development of the technology; the ability to predict all the technical factors that may affect successful completion of the proposed tasks; and the ability to retain researchers having enough experience to complete the proposed tasks in a timely manner. Should actual costs differ materially from GigOptix’ estimates, GigOptix may have to adjust the timing and amount of revenue it recognizes. To date, GigOptix has mitigated the risk of failing to perform under these contracts by negotiating best efforts provisions, which do not obligate GigOptix to complete contract deliverables.

Inventories

Inventories are stated at the lower of cost or market value, with cost computed on an average-cost basis. Cost includes labor, material and overhead costs, including product and process technology costs. Determining fair market value of inventories involves numerous judgments, including projecting average selling prices and sales volumes for future periods and costs to complete products in work in process inventories. As a result of this analysis, when fair market values are below GigOptix’ costs, GigOptix records a charge to cost of revenue in advance of when the inventory is scrapped or sold.

GigOptix evaluates its ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales quantities by product. Inventories on hand in excess of forecasted demand are written down. In addition, GigOptix writes off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Increases to the provision for excess and obsolete inventory are charged to cost of revenue. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, the related provision is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

GigOptix’ inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than GigOptix’ estimates, it may be required to take additional inventory write-downs.

Long-Lived Assets and Intangible Assets

Long-lived assets include equipment, furniture and fixtures, leasehold improvements and intangible assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, GigOptix tests for recoverability based on an estimate of undiscounted cash flows as compared to the asset’s carrying amount. If the carrying value exceeds the estimated future cash flows, the asset is considered to be impaired. The amount of impairment is measured as the difference between the carrying amount and the fair value of the impaired asset. Factors GigOptix considers important that could trigger an impairment review include continued operating losses, significant negative industry trends, significant underutilization of the assets and significant changes in the way GigOptix plans to use the assets.

The estimation of future cash flows involves numerous assumptions, which require GigOptix’ judgment, including, but not limited to, future use of the assets for GigOptix’ operations versus sale or disposal of the assets, future-selling prices for GigOptix’ products and future production and sales volumes. In addition, GigOptix must use its judgment in determining the groups of assets for which impairment tests are separately performed.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination and is not subject to amortization. GigOptix evaluates goodwill for impairment on an annual basis or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. GigOptix operates in one reporting unit.

Income Taxes

As part of the process of preparing GigOptix’ consolidated financial statements, GigOptix is required to estimate GigOptix’ income taxes in each of the jurisdictions in which it operates. This process involves estimating GigOptix’ current tax exposure and assessing temporary differences resulting from differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and liabilities. GigOptix then assess the likelihood that GigOptix’ deferred tax assets will be recovered from future taxable income and to the extent GigOptix establishes a valuation allowance or increase this allowance in a period, GigOptix will include an additional tax provision in GigOptix’ consolidated statement of operations.

In June 2006, the Financial Accounting Standards Board, or FASB, issued accounting guidance which provides for a two-step approach to recognize and measure uncertain tax positions. GigOptix considers many factors when evaluating and estimating GigOptix’ tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. Whether the more-likely-than-not recognition threshold is met for a tax position is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence.

Stock-based Compensation

Stock-based compensation is measured at the date of grant, based on the fair value of the award. GigOptix amortizes the compensation costs on a straight-line basis over the requisite service period of the option, which is generally the option vesting term of four years. The benefits of tax deductions in excess of recognized compensation expense must be reported as a financing cash flow, rather than as an operating cash flow. This may reduce future net cash flows from operations and increase future net financing cash flows.

GigOptix estimates the fair value of stock options granted using a Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, along with certain policy elections, including the options’ expected life and the price volatility of GigOptix’ underlying stock options. Actual volatility, expected lives, interest rates and forfeitures may be different from GigOptix’ assumptions, which would result in an actual value of the options being different from estimated. This fair value of stock option grants is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

From time to time GigOptix also issues stock option grants to directors and employees that have a market condition. In such cases stock options will vest only if the average price of our stock is at or exceeds a certain price threshold during a specific, previously defined period of time. To the extent that the market condition is not met, the options do not vest and are cancelled. In these cases, GigOptix cannot use the Black-Scholes model; GigOptix must use a Monte Carlo simulation. GigOptix engages a third party valuation firm to support management’s valuation of these options using Monte Carlo simulation techniques that incorporate assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the market condition is either met or not met. Certain stock options granted on March 17, 2010 were classified as option grants having a market condition.

GigOptix also issues stock options which have company specific financial performance criteria. In this case, GigOptix makes a determination regarding the probability of the performance criteria being achieved and use a Black-Scholes model to value the options incorporating assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the performance criteria is met or not met. Certain stock options granted on October 27, 2010 were classified as option grants having a performance condition.

Expected Term—GigOptix’ expected term used in the Black-Scholes valuation method represents the period that GigOptix’ stock options are expected to be outstanding and is derived from the historical expected terms of “guideline” companies selected based on similar industry and product focus.

Expected Volatility—GigOptix’ expected volatility used in the Black-Scholes valuation method is derived from a combination of historical and implied volatility of “guideline” companies selected based on similar industry and product focus.

Expected Dividend—GigOptix has never paid dividends and currently do not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—GigOptix bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

GigOptix makes an estimate of expected forfeitures and recognizes compensation costs only for those equity awards expected to vest. When estimating forfeitures, GigOptix considers voluntary termination behavior as well as an analysis of actual option forfeitures.

Recent Accounting Pronouncements

In April 2010, the FASB updated its guidance related to the milestone method of revenue recognition. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The updated guidance became effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. We do not expect adoption to have a material impact on our consolidated results of operations or financial condition.

In July 2010, the FASB issued new standards which amend the receivable disclosure requirements, including the credit quality of financing receivables and the allowance for credit losses. These standards require additional disclosures that will facilitate financial statement user’s evaluation of the nature of credit risk inherent in financing receivables, how that risk is analyzed in arriving at the allowance for credit losses, and the reason for any changes in the allowance for credit losses. These new standards are required to be adopted for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of these standards will not have a material impact on our consolidated financial statements.

In December 2010, the FASB updated its guidance related to when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The updated guidance requires that for any reporting unit with a zero or negative carrying amount, and entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We do not expect adoption to have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB updated its guidance related to disclosure of supplementary pro forma information for business combinations. The updated guidance requires that if comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period only. The updated guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. We will adopt the updated guidance and we do not expect adoption to have an impact on our consolidated results of operations or financial condition as the updated guidance only affects disclosures related to future business combinations.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table sets forth GigOptix’ consolidated results of operations for the fiscal years ended December 31, 2010 and December 31, 2009, and the year-over-year increase (decrease) in GigOptix’ results, expressed both in dollar amounts (thousands) and as a percentage of total revenues, except where indicated:

	Years ended December 31,
	2010		2009		Change
	(Thousands)%		(Thousands)%		(Thousands)%
Revenue
Product	$23,070	86	$11,290	76	$11,780	104
Government contract	3,806	14	4,811	32	(1,005)	(21)
Effect of change in estimated billing rates under government contracts	—	—	(1,275)	(8)	1,275	100

Total revenue	26,876	100	14,826	100	12,050	81
Cost of revenue
Product	11,629	43	5,996	40	5,633	94
Government contract	922	4	2,137	15	(1,215)	(57)

Total cost of revenue	12,551	47	8,133	55	4,418	54

Gross profit	14,325	53	6,693	45	7,632	114

Research and development expense	8,659	32	6,264	42	2,395	38
Selling, general and administrative expense	8,889	33	9,922	67	(1,033)	(10)
Restructuring expense	388	1	884	6	(496)	(56)

Total operating expenses	17,936	66	17,070	115	866	5

Loss from operations	(3,611)	(13)	(10,377)	(70)	6,766	65
Interest expense, net	(450)	(2)	(68)	0	(382)	(562)
Other income (expense), net	(248)	(1)	335	2	(583)	(174)

Loss before benefit from income taxes	(4,309)	(16)	(10,110)	(68)	5,801	57
Benefit from (provision against) income taxes	(51)	0	69	0	(120)	(174)

Net loss	$(4,360)	(16)	$(10,041)	(68)	$5,681	57

Revenue

Revenue for the periods reported was as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Product	$23,070	$11,290
Government contract	3,806	4,811
Effect of change in estimated billing rates under government contracts	—	(1,275)

Total revenue	$26,876	$14,826
Increase in total revenue period over period	$12,050
Percentage increase in total revenue, period over period	81%

Revenue for the year ended December 31, 2010 was $26.9 million, an increase of $12.1 million or 81% compared with $14.8 million for the year ended December 31, 2009. Revenue increased in 2010 primarily due to sales of products related to our acquisition of ChipX in November 2009, as well as an 8% increase in revenue related to contracts with the U.S. Government. Government contract revenue was reduced in 2009 due to a change in estimated billing rates.

Gross Profit

Gross profit consists of revenue, less cost of revenue, which includes amortization of certain identified intangible assets. Cost of revenue consists primarily of the costs to manufacture saleable chips, including outsourced wafer fabrication and testing. Amortization expense of identified intangible assets, namely existing technology, is also presented within cost of revenue, as the intangible assets were determined to be directly attributable to revenue generating activities.

Cost of revenue and gross profit for the periods presented were as follows (in thousands, except percentages):

Cost of Revenue

	Years ended December 31,
	2010	2009
Product	$11,629	$5,996
Government contract	922	2,137

Total cost of revenue	$12,551	$8,133
Percentage of revenue	47%	55%
Increase in total cost of revenue period over period	$4,418
Percentage increase in total cost of revenue, period over period	54%

Gross Profit

	Years ended December 31,
	2010	% of Revenue	2009	% of Revenue
Product	$11.441	50%	$5,294	47%
Government contract	2,884	76%	1,399	40%

Total gross profit	$14,325	53%	$6,693	45%
Increase in gross profit, period over period	$7,632
Percentage increase in gross profit, period over period	114%

Gross profit for the year ended December 31, 2010 was $14.3 million, or 53% of revenue, an increase of $7.6 million or 114% as compared to a gross profit of $6.7 million, or 45% of revenue, for the year ended December 31, 2009. The increase in gross profit in 2010 from 2009 resulted primarily from a full year of revenue resulting from products acquired from ChipX in November 2009, increased gross profit related to billings on contracts to the U.S. government and a reduction in intangible amortization classified as cost of revenue. Gross profit in 2009 was reduced due to a change in estimated billing rates on government contracts. Gross profit on contracts with the U.S. Government increased in 2010 compared to 2009 as GigOptix began to charge only those direct costs related to government contracts to cost of revenue.

Research and Development Expense

Research and development expenses are expensed as incurred. Research and development costs consist primarily of employee compensation, consulting and engineering design, non-capitalized tools and equipment and equipment depreciation.

Research and development expense for the periods presented was as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Research and development expense	$8,659	$6,264
Percentage of revenue	32%	42%
Increase in research and development expense, period over period	$2,395
Percentage increase in research and development expense, period over period	38%

Research and development expense for the year ended December 31, 2010 was $8.7 million compared to $6.3 million for the year ended December 31, 2009, an increase of $2.4 million or 38%. The increase in research and development expense primarily resulted from an increase in payroll of $1.9 million, an increase in stock-based compensation of $0.3 million, and increased expense related to outside services of $0.2 million.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of salaries and benefits for management, marketing and administration personnel, as well as fees for consultants supporting the sales, marketing and administrative functions.

Selling, general and administrative expense for the periods presented was as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Selling, general and administrative expense	$8,889	$9,922
Percentage of revenue	33%	67%
Decrease in selling, general and administrative expense, period over period	$(1,033)
Percentage decrease in selling, general and administrative expense, period over period	(10)%

Selling, general and administrative expense for the year ended December 31, 2010 was $8.9 million compared to $9.9 million for the year ended December 31, 2009, a decrease of $1.0 million or (10)%. This decrease is primarily due to reduced professional fees, including legal, accounting and auditing services of $1.4 million, a decrease in facility costs of $0.2 million, a decrease in the amortization of employment escrow of $0.1 million, and a decrease in investor relations costs of $0.1 million, offset by increases in payroll expense, including stock-based compensation, of $0.8 million.

Restructuring Expense

Restructuring expense for the periods presented was as follows (in thousands):

	Years ended December 31,
	2010	2009
Restructuring Expense	$388	$884

In the first quarter of 2010, GigOptix decided to close its R&D design center in Haifa, Israel which was acquired as part of the merger with ChipX in 2009. GigOptix took a restructuring charge of $388,000 to account for employee severance of $156,000, future facility rent expense of $61,000 for the remainder of the lease term through the end of fiscal 2010, a write-down of fixed assets of $121,000, and accounting and legal expenses of $50,000. At December 31, 2010, GigOptix’ remaining accrued restructuring liability relating to closing the design center in Israel was $34,000.

In December 2009, GigOptix adopted a plan to reduce the size of GigOptix’ facilities in Bothell, Washington, from approximately 32,000 square feet to approximately 12,000 square feet and took a restructuring charge of $424,000 to reflect the proportionate share of remaining lease expense GigOptix will incur for the unoccupied space of the facility and costs associated with improvements needed to segregate the facility. Of this amount, $396,000 was paid out in 2010 and the remaining $28,000 balance will be paid in 2011. The existing lease on the facility expires in 2014. Although GigOptix made available for sublease approximately 20,000 square feet, it did not receive any sublease income associated with this space prior to expiration of the reduction in space, which occurred in February 2011.

In October 2009, in anticipation of its acquisition by GigOptix, ChipX incurred severance costs of $0.4 million in connection with a reduction in its work force. GigOptix recognized this expense in GigOptix’ consolidated statement of operations after the acquisition date as a restructuring expense. All amounts were paid in 2009.

Other (Expense) Income

Other expense, net and interest expense, net for the periods presented were as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Interest expense, net	$(450)	$(68)
Other income (expense), net	(248)	335

Total other (expense) income	$(698)	$267

Interest expense, net for the year ended December 31, 2010 increased by $0.4 million primarily due to interest expense associated with GigOptix’ line of credit and term loan with Silicon Valley Bank, interest incurred on loans with Bridge Bank and Agility Capital during the first two quarters of fiscal 2010 and interest incurred on a capital lease for engineering design software. Other income of $0.3 million in 2009 changed by $0.6 million in 2010 to a recognized expense of $0.3 million. The expense recognized during 2010 was due primarily to the change in fair value related to warrants accounted for under liability accounting. The $0.3 million of income recognized in 2009 was primarily related to the sale of the assets of GigOptix’ Plexera Bioscience LLC subsidiary, including all patents and trademarks related to the Plexera business, on February 17, 2009. The assets were sold “as is” to Plexera, LLC, a newly formed company, for $0.3 million and GigOptix recorded a gain of $0.3 million. GigOptix does not expect to receive any further consideration from the sale of the Plexera assets.

Income Taxes

Provision for income taxes was approximately $51,000 in the year ended December 31, 2010, and the benefit from income taxes was $69,000 in the year ended December 31, 2009. The effective tax rate was (1.18)% and 0.68% for the years ended December 31, 2010 and 2009, respectively. Income taxes during 2010 primarily relate to ASC740 reserves and state tax true ups. Income taxes during 2009 relate primarily to the amortization of a deferred tax liability, established upon the acquisition of GigOptix’ Swiss subsidiary in 2008, partially offset by current taxes payable related to a foreign subsidiary.

Liquidity and Capital Resources

Cash and cash equivalents and cash flow data for the periods presented were as follows (in thousands):

	December 31,
	2010	2009
Cash and cash equivalents	$4,502	$3,583

	Years ended December 31,
	2010	2009
Net cash used in operating activities	$(3,785)	$(4,099)
Net cash (used in) provided by investing activities	(907)	1,294
Net cash provided by (used in) financing activities	5,583	(482)

In April 2010, GigOptix entered into a loan and security agreement with Silicon Valley Bank. Pursuant to the loan and security agreement, GigOptix is entitled to borrow from Silicon Valley Bank up to $3.0 million, based on net eligible accounts receivable after an 80% advance rate and subject to limits based on GigOptix’ eligible accounts as determined by Silicon Valley Bank. Interest on extensions of credit under this revolving loan is equal to the prime rate of Silicon Valley Bank, which at December 31, 2010 was 4.0% per annum, plus 1.5% per annum, or the applicable rate. In addition, a monthly collateral handling fee of 0.30% per each gross financed account receivable shall apply, or the collateral handling fee. If GigOptix achieves certain quarterly financial performance targets as stated in the loan and security agreement, the applicable rate and the collateral handling fee shall be reduced to the prime rate of Silicon Valley Bank plus 1.0% per annum and 0.20%, respectively. This revolving loan was used by GigOptix to replace its revolving accounts receivable credit line with Bridge Bank. With the initial funding by Silicon Valley Bank of the revolving loan, GigOptix terminated its loan and security agreement with Bridge Bank, which is discussed below, as having been fully performed by GigOptix. The loan and security agreement also contains events of default customary for credit facilities of this type, including, among other things, nonpayment of principal or interest when due. The loan and security agreement will expire on April 23, 2012. The amount outstanding on GigOptix’ line of credit on December 31, 2010 was $3.0 million.

Pursuant to the loan and security agreement, Silicon Valley Bank is making available a term loan in an amount up to $400,000, subject to the satisfaction of terms and conditions of the loan and security agreement, which can be drawn down one time for the purpose of refinancing GigOptix’ outstanding obligations to Agility Capital. The term loan is repayable in eighteen equal monthly installments and interest is fixed at a rate per annum of 9.0%. GigOptix used the proceeds of the term loan to pay off its loan and terminate its loan agreement with Agility Capital. The amount outstanding on the term loan on December 31, 2010 was $0.2 million. The weighted average interest rate on GigOptix’ loans outstanding on December 31, 2010 is 5.7%.

The loan and security agreement with Silicon Valley Bank is secured by all of GigOptix’ assets, including all accounts, equipment, inventory, receivables and intangibles. The loan and security agreement contains certain restrictive covenants that will impose significant operating and financial restrictions on GigOptix’ operations, including, but not limited to:

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Merge or consolidate, or permit any of GigOptix’ subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of GigOptix’ subsidiaries to acquire, all or substantially all of the capital stock or property of another person;

•	Create, incur, assume or be liable for any indebtedness, other than certain indebtedness permitted under the loan and security agreement; or

•	Pay any dividends or make any distribution or payment on, or redeem, retire, or repurchase, any capital stock.

The receipt of Silicon Valley Bank’s prior written approval of the proposed merger with Endwave is a condition to Endwave’s obligation to effect the closing of the merger.

In connection with the loan and security agreement, GigOptix granted Silicon Valley Bank (i) a warrant to purchase 125,000 shares of GigOptix’ common stock at an exercise price equal to $4.00 per share, or the Warrant, and (ii) a warrant to purchase a second tranche of up to 100,000 shares of GigOptix’ common stock which shall vest 15,000 shares per month incrementally beginning September 1, 2010 (although the last monthly incremental vesting amount shall be 10,000 shares) at an exercise price equal to the closing market price on each date of vesting, or the Second Tranche Warrant. In the event that either GigOptix closes an equity investment of at least $4.0 million or it has been EBITDA positive for the preceding three months, then vesting shall cease, and all unvested shares under the Second Tranche Warrant shall lapse. In July 2010, GigOptix satisfied the requirements of closing an equity investment of at least $4.0 million and the Second Tranche Warrant expired. The Warrant includes anti-dilution provisions and “piggy-back” registration rights permitting registration in a future public offering by GigOptix. The shares underlying the Warrant were registered on a Registration Statement on Form S-1 that was declared effective by the Securities and Exchange Commission on July 2, 2010. The Warrant may either be (i) converted, on a cashless, net settlement basis, based on the fair market value as determined pursuant to the terms of the Warrant, or (ii) exercised by delivering a duly executed notice of exercise. The Warrant has a term of seven years; the fair value of the Warrant has been determined using a Black-Scholes option pricing model. The full fair value of the warrant has been classified as a non-current asset and as equity on the balance sheet and is being amortized over two years. GigOptix has recorded interest expense of $0.1 million during fiscal 2010 related to these warrants. The balance of the asset is $0.2 million as of December 31, 2010.

In November 2009, GigOptix entered into a loan and security agreement with Bridge Bank under which it could borrow up to $4.0 million, based on net eligible accounts receivable. Borrowings under the line of credit bore interest at the bank’s prime rate plus 2.50% (6.50% as of December 31, 2009), provided that in no event would the prime rate be less than 4.0%. Borrowings under the line were collateralized by a security interest in all of GigOptix’ assets. On April 28, 2010, GigOptix paid Bridge Bank approximately $1.6 million to fully repay GigOptix’ liabilities covering principal, accrued interest and various fees related to GigOptix’ line of credit. At this time the loan and security agreement with Bridge Bank was cancelled. At December 31, 2009 GigOptix had an outstanding balance on GigOptix’ line of credit of approximately $1.5 million which was offset by a loan discount of $152,000.

On January 29, 2010, GigOptix entered into a loan agreement for a secured line of credit facility with Agility Capital, LLC, or Agility Capital, to pay for transaction expenses incurred by GigOptix in GigOptix’ acquisition of ChipX. The secured credit facility provided that GigOptix may borrow one advance of up to $500,000 and had a maturity date of December 1, 2010. Borrowings incurred interest at 14.0% per annum. Beginning March 1, 2010, and on the first day of each month thereafter, $50,000 plus accrued but unpaid interest was to be paid to Agility Capital, and all amounts outstanding on December 1, 2010 were due and payable at that time. In the event of a default, the interest rate will be increased to 5.0% above the rate that would otherwise apply, and in addition, Agility would receive a fee of $5,000, with an additional fee of $5,000 on each thirtieth day thereafter for so long as the event of default continues. Under the terms of this secured credit facility, GigOptix paid Agility Capital a $20,000 fee. On April 28, 2010, GigOptix paid Agility Capital $0.4 million to fully repay GigOptix’ liabilities covering principal and accrued interest related to GigOptix’ short-term loan. At this time this secured credit facility was cancelled.

Operating Activities

Operating activities used cash of $3.8 million in the year ended December 31, 2010. This resulted primarily from a net loss of $4.4 million, an increase in accounts receivable of $1.6 million, an increase in inventories of $0.2 million, a decrease in accounts payable and accrued expenses of $2.6 million, and a decrease in other non-current liabilities of $0.5 million. These uses were partially offset by the following non-cash expenses:

depreciation and amortization of $2.4 million, stock-based compensation of $1.5 million, change in fair value of warrants recorded as a liability of $0.1 million, amortization of a discount on a loan of $0.4 million, warrant expense recorded in equity of $0.1 million, amortization of an acquisition related payment of $0.6 million, and the write-down of certain fixed assets and inventories of $0.2 million. The net loss decreased in 2010 from 2009 as a result of an 81% increase in revenues in 2010 compared to 2009. GigOptix was also able to reduce its accounts payable and current liabilities as a result of GigOptix’ equity raise in the third quarter of 2010.

Operating activities used cash in the year ended December 31, 2009 of $4.1 million, a result of a net loss of $10.0 million, decreases in inventories, prepaid expenses and other current assets totaling $0.7 million, partially offset by non-cash expenses for depreciation and amortization, stock-based compensation and intangible asset impairment of $1.1 million, $0.9 million and $0.4 million, respectively, an increase of $1.4 million in accrued and other current liabilities and an increase in accounts payable of $0.8 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 was $0.9 million and consisted of purchases of fixed assets of $1.2 million offset by refunds of restricted cash of $0.3 million related to GigOptix’ leased facilities in Bothell, WA. GigOptix reduced its square footage in Bothell by approximately 63% resulting in lower facility rent expense which led to a reduction in required restricted cash.

Net cash provided by investing activities for the year ended December 31, 2009 was $1.3 million and primarily consisted of net cash acquired in the acquisition of ChipX of $1.7 million, the sale of assets of Plexera for $0.3 million, and refunds of restricted cash of $0.1 million, offset by purchases of property and equipment of $0.8 million.

Financing Activities

Net cash provided by financing activities was $5.6 million during the year ended December 31, 2010 and consisted of $4.1 million in proceeds from the issuance of common stock and the exercise of stock options, proceeds of $3.4 million from a line of credit and term loan from Silicon Valley Bank and Agility Capital, offset by repayments of loans to Bridge Bank, Agility Capital, and Silicon Valley Bank and the repayment of a capital lease obligation for engineering design software.

Net cash used in financing activities during the year ended December 31, 2009 was $0.5 million and consisted of $1.0 million in proceeds from the issuance of common stock and warrants, net proceeds from the line of credit of $2.1 million, offset by repayments under the line of credit and capital lease obligations of $3.5 million and $0.1 million, respectively.

GigOptix has incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, GigOptix incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million respectively. As of December 31, 2010 and 2009, GigOptix had an accumulated deficit of $73.4 million and $69.0 million, respectively. GigOptix has incurred significant losses since inception, attributable to GigOptix’ efforts to design and commercialize GigOptix’ products. GigOptix has managed GigOptix’ liquidity during this time through a series of cost reduction initiatives and through increasing GigOptix’ line of credit with Silicon Valley Bank. GigOptix’ ability to continue as a going concern is dependent on many events outside of GigOptix’ direct control, including, among other things; obtaining additional financing either privately or through public markets and consumers’ purchasing GigOptix’ products in substantially higher volumes. During 2010, GigOptix raised approximately $3.9 million in additional equity capital from institutional investors which stabilized GigOptix’ cash position. GigOptix has used that cash to substantially reduce its outstanding accounts payable and accrued expenses balances. In addition, GigOptix has access to a line of credit with Silicon Valley Bank which enables GigOptix to borrow up to $3 million based on 80% of eligible invoiced amounts to customers. GigOptix also was close to breakeven, incurring a loss of

$97,000, on an operating income basis in the fourth quarter of 2010. Additionally, GigOptix’ pending merger with Endwave upon closing will provide GigOptix with additional cash and equivalents which should mitigate near-term liquidity issues. Based on these events and factors, GigOptix believes it can continue as a going concern over the next 12 months.

Off-Balance Sheet Arrangements

GigOptix does not use off-balance-sheet arrangements with unconsolidated entities or related parties, nor does it use other forms of off-balance-sheet arrangements such as special purpose entities and research and development arrangements. Accordingly, GigOptix is not exposed to any financing or other risks that could arise if it had such relationships.

INFORMATION ABOUT ENDWAVE CORPORATION

Introduction

Endwave designs, manufactures and markets radio frequency, or RF, products that enable the transmission, reception and processing of high frequency RF signals. Endwave’s products consist of two key product lines, semiconductor devices and integrated transceiver modules:

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Endwave’s semiconductor product line consists of a wide variety of MMICs, including amplifiers, voltage controlled oscillators, up and down converters, variable gain amplifiers, voltage variable attenuators, fixed attenuators and filters. These types of devices are widely used in telecommunications, satellite, defense, security, instrumentation, scientific and consumer systems. While Endwave has developed, produced and sold such devices for several years as components of Endwave’s module products, Endwave first offered them for sale as stand-alone products in the latter part of 2009 and they have not yet become a significant source of revenue for Endwave.

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Endwave’s integrated transceiver modules combine several electronic functions into a single RF sub-system. Historically, Endwave’s main customers for these products have been telecommunication network OEMs, and system integrators that utilize them in digital microwave radios. More recently Endwave has identified and pursued uses for these products in additional product areas; however these alternate applications have not yet become a significant source of revenue for Endwave.

Endwave was originally incorporated in California in 1991 and reincorporated in Delaware in 1995. In March 2000, Endwave merged with TRW Milliwave Inc., a RF sub-system supplier that was a wholly-owned subsidiary of TRW Inc. In connection with the merger, Endwave changed its name from Endgate Corporation to Endwave Corporation. On October 17, 2000, Endwave successfully completed the initial public offering of its common stock. Endwave’s principal executive offices are located at 130 Baytech Drive, San Jose, CA 95134 and its main telephone number is (408) 522-3100.

Industry Background and Markets

High-Frequency RF Technology

The applications of RF technology are broad, extending from terrestrial AM radio at the low end of the frequency spectrum, which is less than 1 MHz, to atmospheric monitoring applications at the high end of the frequency spectrum, which is around 100 GHz. Microwave technology refers to technology for the transmission of signals at high frequencies, from approximately 1 GHz to approximately 20 GHz and millimeter wave technology refers to technology for the transmission of signals at very high frequencies, from approximately 20 GHz to beyond 100 GHz. Endwave’s products employ both microwave and millimeter wave technology. The term microwave, however, is commonly understood in the industries Endwave serves, and that term is used in this prospectus/proxy statement as meaning both microwave and millimeter wave.

Endwave’s products are typically designed to operate at frequencies between 1 GHz and 100 GHz, which are referred to in this report as high-frequency RF. Due to their physical attributes, these frequencies are well-suited for numerous applications requiring the transmission of data at high speeds, detection of physical movement, imaging of inorganic and organic objects and various other types of physical measurements.

Telecommunication Networks

High-frequency transceiver modules and their key constituent components, MMICs, are an integral part of microwave radios, which in turn play a key role in many telecommunication networks. Microwave radio links have a number of applications:

Cellular Telephone Backhaul. The communication link between the cellular base station site and the overall telephone network is referred to as cellular backhaul. This is the most common use of microwave radios. In most parts of the world, cellular backhaul is typically accomplished through the use of microwave radios either because of their ease of deployment and low overall cost relative to available wireline options or because adequate wireline facilities are not available. While in the United States and Canada cellular backhaul has typically been accomplished through the use of wireline facilities, there is a growing trend to migrate to microwave backhaul because wireline systems are not a practical alternative to provide the extremely high backhaul data rates necessitated by contemporary “smart phones” and similar devices.

Carrier Class Trunking. To deploy their networks, communications carriers require high capacity links, or trunk circuits, between major voice and data switching centers. While fiber optic cables are the most common type of trunk circuit facility, microwave radios are often used for portions of these circuits when the intervening terrain, such as mountains or bodies of water, is difficult to traverse or as redundant backup links for the fiber optic network.

Private Voice and Data Networks. When private users, such as companies and universities, deploy stand-alone campus area or metropolitan area voice and data networks, they often encounter situations where it is not possible to access a direct physical path between their facilities due to distance or intervening structures and roads. If third-party wireline facilities are not available or cost-effective, a microwave radio link is often used to provide the network connection. In addition, companies often implement microwave facilities as redundant backup links for their wireline facilities.

Fixed Wireless Access Network Backhaul. Similar to the situation in cellular telephone networks, fixed wireless access networks require a backhaul infrastructure to move the data from individual access points to an internet portal. Various approaches are being considered for the widespread implementation of fixed wireless access networks, including the IEEE 802.16 WiMAX standard and LTE technology. Regardless of the underlying access technology, all such fixed wireless access networks will face the technological and cost issues associated with connecting individual access points to the wireline network infrastructure. Endwave believes this need for backhaul represents an opportunity for microwave radios, particularly because the anticipated high bandwidth requirements of fixed wireless access networks are served more cost-effectively by microwave radios than by wireline alternatives.

While transient economic conditions and changing deployment schedules may cause short-term market fluctuations, Endwave believes the long-term prospects for the use of its products and technology in telecommunications networks are good. The continued deployment of mobile networks in developing countries, the continued enhancement of networks in developed regions and the ongoing rate of increases in data traffic all work to increase demand for the types of products Endwave offers.

Defense Systems

High-frequency RF technology is an integral part of various defense systems. Key applications in these markets include:

Radar Systems. Traditional radar systems are configured to detect large objects at significant distances. To add to this capability, many new systems employ complementary high frequency RF radar systems designed to detect small vehicles and personnel. These new systems often use these higher frequencies in order to provide greater resolution. A further use of high frequency radar is airborne imaging equipment that allows pilots to see through low-lying haze and dust much in the same way night vision goggles permit one to see in the dark.

Signal Intelligence Systems. Information about an opposing force can be gathered by monitoring their electronic communications. Systems that gather such information utilize a variety of RF and microwave components to monitor and interpret information over a broad spectrum of potential frequencies that a hostile force might use.

High Capacity Communications. A modern, widely-dispersed military or security force requires communication systems to transmit voice, video and data wherever and whenever it is needed. Many military or security communication systems, whether terrestrial, airborne or satellite, employ microwave technology to meet these requirements. As the data rates in these systems increase, the systems must be able to operate at higher frequencies to take advantage of the transmission bandwidth that is available at those frequencies.

Security Systems

Because millimeter wave energy is both emitted by and reflected off of the human body, various sensors and imaging systems can be constructed to enhance the capability of personnel security systems.

Long Distance Personnel Detection. High-frequency RF signals can be used to detect the presence of humans at significant distances, much in the same way lower frequency radar systems can detect metal objects at a distance. This phenomenon can be employed as a “radar fence” to detect intrusion along lengthy security perimeters such as airport runways, secure compounds and international borders.

Security Portals. Using high-frequency RF signals and holographic image processing techniques, it is possible to create images of the human body through garments and thus detect if the individual is carrying contraband objects or weapons. These systems are used in airport security lanes and for the interdiction of contraband or controlled materials in or out of secure facilities.

Security Cameras. Utilizing security cameras that are capable of detecting and forming images with the high-frequency RF energy emitted by the human body it is possible to observe large areas in search of contraband objects or weapons in a stand-off mode that does not require one to pass through a security portal. These systems are used for loss prevention in warehouse facilities and in large public spaces to protect against terrorist activities.

The increasing concern over terrorist attacks in various public spaces is driving demand for these types of security systems and Endwave believes is creating new opportunities for its products.

Other Applications

Scientific Sensors. Various sorts of physical phenomena can be detected and measured using high-frequency RF signals. In particular, they can detect earth movements, both seismic and volcanic, through cloud cover and can also be used to measure atmospheric disturbances at upper altitudes to aid in weather prediction.

Through-wall Imagers. High-frequency RF energy has the capability to see through common building materials and detect if hidden obstructions, electrical lines, pipes or conduits exist inside of a wall. Devices employing this technology are used to avoid disruptions caused by damaging these hidden items during subsequent construction activities.

Automotive Radar. Advanced automotive radar systems utilize high-frequency RF energy to detect road hazards, other vehicles and roadway barriers and signal the power train to take appropriate action to reduce the risk of a collision or other hazardous event.

The range and breadth of applications for high-frequency RF systems continues to grow. Thus, Endwave believes there will be significant market opportunities for its products and technologies going forward.

Endwave’s Business Approach

Historically, when OEMs and other system integrators incorporated high-frequency RF technology into their products, they designed and manufactured all the requisite hardware internally. However, when faced with the need to generate cost efficiencies and technological innovations with fewer resources, OEMs and system integrators frequently look to suppliers for these items. Endwave believes there are several key characteristics that define an attractive supply partner for fulfilling these requirements, including:

Technical Depth. OEMs and system integrators seek suppliers that have significant experience in and understanding of the overall system design. This depth and breadth of understanding is crucial to optimizing the system design and making appropriate overall system level tradeoffs, thereby enabling the OEM or system integrator to design and deploy its systems more cost-effectively.

Innovative Technology. New technology is the key to providing enhanced performance and continued cost reduction. Thus, OEMs and system integrators value this capability and prefer partners that create new technologies offering additional functionality, higher reliability, lower cost and better performance.

Semiconductor Devices. Beyond seeking complete hardware sub-systems, OEMs and system integrators may seek technologically advanced and cost effective semiconductor devices including custom design capabilities that meet their unique technological needs on existing or next generation hardware platforms.

Low Cost. OEMs and system integrators are under increasing pricing pressure from their customers and expect effective and persistent cost-reduction programs from their suppliers. These cost-reduction programs require suppliers to mount a comprehensive effort at multiple levels, including integration of multiple functions, efficient manufacturing, effective supply chain management, streamlined life cycle support and use of low cost sub-contractors.

Flexible Supply Chain Capabilities. Volatility of demand is common in the markets Endwave serves. Therefore OEMs and system integrators need suppliers that can accommodate fluctuations in the demand, whether in mix and/or quantity, and that can flexibly scale their manufacturing to match these fluctuating demands.

Endwave believes that few suppliers comprehensively address all of these requirements. Many of the suppliers that populate the industry are small and lack the requisite operational strength and technical capability to address these extensive needs and requirements. Further, many suppliers use labor-intensive assembly and test methods that limit their ability to produce high-frequency RF products in high volumes and at a low cost. Others do not possess the breadth of component-to-system expertise that is desired by OEMs and system integrators. In contrast, Endwave believes that it possesses several key strengths that enable it to provide its customers with superior products and services. These strengths include:

Extensive Technical Expertise. Endwave has extensive experience in all aspects of high frequency design and manufacturing. Its body of intellectual property and a highly-skilled technical team are critical when dealing with the higher frequencies required by emerging applications. Endwave’s technical team has broad expertise in device physics, semiconductor device and circuit design, system engineering, test engineering and other critical disciplines. In addition, its large library of proprietary designs enables it to introduce new products rapidly and cost-effectively. Endwave believes the depth and breadth of its technical expertise differentiates it from many of its competitors, enabling it to optimize its products for critical performance factors and to assist its customers in developing an optimal overall design.

A Commitment to Develop Next-Generation Technology. A key component of Endwave’s value proposition is providing its customers with powerful and cost-effective technologies that offer them a major technical and economic advantage. Endwave has invested in the development of next-generation circuit and packaging technologies that allow it to provide its customers with high-performance and low-cost solutions. Its ability to develop semiconductor devices on a custom basis provides Endwave greater flexibility to optimize product designs for its customers and their specific applications. Endwave intends to continue to invest in research and development, maintain a team of talented engineers, and build on its manufacturing technologies.

Comprehensive Approach to Cost-Effective Manufacturing. Endwave has taken a comprehensive approach to developing a cost-effective, outsourced manufacturing capability that allows it to compete on a worldwide basis and to offer its customers product solutions at attractive prices:

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Endwave designs its products to be readily manufacturable and able to tolerate a wide range of material and manufacturing process variations. This speeds the flow of work, reduces the required level of touch labor and minimizes rework.

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Semiconductors are both a critical technical element and a major cost component of Endwave’s products. Endwave’s ability to custom design these devices allows it to optimize them for cost and performance and to achieve significant cost savings by having them fabricated in low cost, third-party foundries.

•	For many of its products, Endwave has implemented automated assembly techniques that reduce labor content and enhance both product uniformity and quality.

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Testing is a large part of the manufacturing process and Endwave has developed extensive automated testing capabilities that speed this process and differentiate Endwave from the labor-intensive methods often used in its industry. Endwave uses state of the art information technology systems to store, analyze and transmit test data.

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Because Endwave’s products are highly manufacturable, it has been able to contract with third-party, primarily offshore, manufacturers for even greater cost savings. Endwave began the transition to outsourced manufacturing in 2002, most notably to HANA Microelectronics Co., Ltd., or HANA, a Thailand-based contract manufacturer, and today almost all of its manufacturing operations utilize an outsourced approach. This transition has significantly improved Endwave’s product margins and enables it to adjust rapidly, efficiently and flexibly to its customers’ varying quantity and product mix requirements, which are often created by unexpected needs and variations in demand.

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The cost of raw materials and components employed in high frequency devices and products are a major part of the overall manufacturing cost. Endwave has reduced the cost of these items by re-designing them, leveraging its purchasing power and selecting more cost-effective suppliers. As an outgrowth of its operational presence in Asia, Endwave continues to identify low-cost, high-quality Asian-based suppliers for several of the raw materials and components used in its products.

Products and Technology

Integrated Transceiver Sub-system Modules

Integrated transceiver sub-system modules combine several functional RF blocks, such as amplifiers, mixers, switches or oscillators, with various types of control and support circuitry, such as a microprocessor or a power supply, to form a stand-alone transceiver sub-system. These complex modules, generally comprising hundreds of individual components, combine RF functions with sophisticated analog and digital system interface and control capabilities.

Within these modules, the core RF functions are performed with one of two circuit technologies:

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MMIC (Monolithic Microwave Integrated Circuit). In this RF semiconductor technology, individual devices, components and interconnects are patterned onto a semiconductor substrate (typically gallium arsenide, or GaAs) in a manner similar to industry standard integrated circuit fabrication techniques. Endwave has developed a large repertoire of custom designed MMICs that have been optimized for cost, performance and manufacturability.

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MLMS™ (Multi-Lithic Micro System). This is a proprietary RF semiconductor circuit technology that Endwave has developed to overcome the shortcomings of conventional circuit technologies. This technology consists of a small multi-layer RF substrate onto which individual devices (transistors and diodes) are attached and electrically connected without the use of bond wires. The features of this technology include reduced design difficulty, elimination of individual tuning, low cost substrate materials, automated manufacture, use of multiple semiconductor technologies in the same circuit (i.e. multi-lithic), integrated passive circuit elements and the ability to provide a complete “system on a chip” functionality.

In high-frequency RF modules, the circuit packaging technology also significantly impacts cost and performance. Many of Endwave’s newer products employ a unique packaging technology named Epsilon™. In this approach, MMIC or MLMS circuits are directly mounted to a composite printed wiring board and then enclosed with a metalized molded plastic or machined cover. The composite wiring board consists of a top RF circuit layer built on a low loss substrate with lower layers of the board consisting of conventional printed wiring board substrates for power and control circuitry. This approach reduces the size, weight and cost of the packaging components.

Semiconductor Devices

As noted above, in the course of developing several different transceiver module variants to meet a range of customer requirements, Endwave has designed a broad range of semiconductor devices including a large number of MMIC devices. The breadth and depth of this repertoire is such that Endwave can fulfill the requirements for most circuit functions in the frequency range of 10 GHz to 100 GHz. Endwave’s motivation to design these circuits has been to both achieve superior electrical performance and to reduce costs through vertical integration. Once designed, these devices are fabricated in several merchant foundries throughout the world. By using a mixture of foundries, Endwave is able to select the best foundry and fabrication process to achieve the desired performance in the most cost-effective manner. Endwave’s devices have been particularly designed to meet the high frequency and high bandwidth requirements of contemporary systems. In addition to the core devices, Endwave has developed a range of device packaging technologies that allow its circuits to be installed using industry standard surface mount technology, or SMT, assembly processes. Endwave has extended this technology such that devices operating at frequencies up to 50 GHz can be assembled in the SMT format, thus facilitating ease of downstream assembly of the sub-system module. In addition to supporting its transceiver product line, Endwave now offer these devices as stand-alone products to the various markets and applications noted above.

Sales and Marketing

Endwave sells its products through direct sales efforts, a network of independent domestic and international representatives and a domestic distributor of semiconductor devices. For each of its major customers, Endwave assigns a technical account manager, who has responsibility for developing and expanding Endwave’s relationship with that customer. Endwave’s direct, representative and distributor sales efforts are augmented by traditional marketing activities, including advertising, participation in industry associations and presence at major trade shows.

Endwave’s products are highly technical and the sales cycle can often be long. Endwave’s sales efforts typically involve a collaborative and iterative process with its customers to determine their specific requirements, verify a product design and develop an effective manufacturing approach matched to the application. Depending on the product type and market, the sales cycle can typically take anywhere from 2 to 24 months.

Customers

In 2010, revenues from Endwave’s telecom OEM customers comprised nearly all of its total revenues. In 2010, three customers each accounted for greater than 10% of Endwave’s total revenues and combined they accounted for 93% of Endwave’s total revenues, the largest of which was Nokia Siemens Networks, which accounted for 52% of Endwave’s total revenues. Endwave expects revenues from its telecom OEM customers to comprise the large majority of its revenues in the immediate future. In the telecom market, Endwave’s revenues are attributable to a limited number of telecom OEMs and Endwave expects this pattern to remain for the foreseeable future.

Competition

The markets for Endwave’s products are extremely competitive, are characterized by rapid technological change and continuously evolving customer requirements and many of its competitors have significantly greater resources than Endwave does.

Among suppliers of transceiver modules in the telecommunication network market, Endwave competes with Compel Electronics SpA, Filtronic plc, Microelectronics Technology Inc., and Remec Broadband Wireless, Inc., among others. In addition to these companies, there are telecom OEMs, such as Ericsson and NEC Corporation, that use their own captive resources for the design and manufacture of transceiver modules, rather than using suppliers such as Endwave. While Endwave has limited opportunities to supply transceiver modules to these telecom OEMs, it believes that it has opportunities to supply them semiconductor devices for their captive products.

In the case of Endwave’s semiconductor product line, it competes with Avago Technologies, Ltd., Hittite Microwave Corp., MIMIX Broadband, Inc., RF Micro Devices, Inc., TriQuint Semiconductor, Inc. and United Monolithic Semiconductors, S.A.S., among others.

Endwave believes that the principal competitive factors in its industry are:

•	Product pricing and the ability to offer low-cost solutions;

•	Technical leadership and product performance;

•	Strong customer relationships;

•	Product breadth;

•	Time-to-market in the design and manufacturing of products; and

•	Logistical flexibility, manufacturing capability and scalable capacity.

Research and Development

Endwave directs its research efforts towards developing advanced device, circuit and packaging technologies, creating new proprietary circuit designs and integrating these technologies and designs into the semiconductor devices it provides to its customers. Endwave’s product development activities focus on designing products to meet specific customer and market needs and introducing these products to manufacturing.

Endwave’s technical approach emphasizes the following capabilities:

Semiconductor Design Capabilities. Endwave’s ability to design semiconductor devices allows it to optimize and reduce the cost of designs beyond what is possible with standard off-the-shelf semiconductor devices.

Breadth of Expertise. Endwave is experienced in a broad range of technical disciplines and possesses the know-how to design products at multiple levels of integration.

Computer Modeling Capabilities. Endwave’s extensive computer modeling capabilities allow it to create designs quickly and to minimize the number of iterations required to develop specification compliant, cost-effective designs.

Extensive Library of Designs. Endwave’s extensive library of device, circuit and sub-system designs enables it to generate new products and produce prototypes quickly to meet its customers’ time-to-market demands.

Automated Testing Processes. High-frequency RF products require extensive testing after assembly to verify compliance with customer specifications. Endwave uses high speed, custom-designed, automated test sets that are capable of rapidly testing devices and modules. This increases throughput in the manufacturing process and reduces the skill level required to conduct the tests. Concurrently with the development of these test methods, Endwave develops data analysis and reporting tools to facilitate rapid communication of test data to its customers.

Endwave’s investment in research and development and related engineering projects has resulted in research and development expenses from continuing operations of $6.8 million, $5.5 million and $4.6 million in 2008, 2009 and 2010, respectively.

Patents and Intellectual Property Rights

Endwave’s success depends, in part, on its ability to protect its intellectual property. Endwave relies primarily on a combination of patent, copyright, trademark and trade secret laws to protect its proprietary technologies and processes. As of December 31, 2010, Endwave had 43 United States patents issued, many with associated foreign filings and patents. Endwave’s issued patents include those relating to basic circuit and device designs, semiconductors, MLMS technology and system designs. Endwave’s United States patents expire between 2013 and 2028. Endwave does not anticipate the expiration of patents over the near term to have a significant impact on its research and development or operations. Endwave also licenses technology from other companies, including Northrop Grumman Corporation. There are no limitations on Endwave’s rights to make, use or sell products Endwave may develop in the future using the technology licensed to it by Northrop Grumman Corporation.

Endwave maintains a vigorous technology development program that routinely generates potentially patentable intellectual property. Its decisions as to whether to seek formal patent protection, and the countries in which to seek it, are taken on a patent-by-patent basis and are based on the economic value of the intellectual property, the anticipated strength of the resulting patent, the cost of pursuing the patent and an assessment of using a patent as an implement to protect the underlying intellectual property. With regard to Endwave’s pending patent applications, it is possible that no patents may be issued as a result of these or any future applications or the allowed patent claims may be of reduced value and importance. Further, any existing or future patents may be challenged, invalidated or circumvented thus reducing or eliminating their commercial value.

To protect its intellectual property, Endwave enters into confidentiality and assignment of rights to inventions agreements with its employees, and confidentiality and non-disclosure agreements with its strategic partners, and generally controls access to and distribution of its documentation and other proprietary information. These measures may not be adequate in all cases to safeguard the proprietary technology underlying Endwave’s products. It may be possible for a third party to copy or otherwise obtain and use Endwave’s products or technology without authorization, develop similar technology independently or attempt to design around its patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the United States, Europe and Japan.

Operations

All of Endwave’s manufacturing operations are located in Lamphun, Thailand and utilize the facilities of its contract manufacturing partner, HANA. Under its manufacturing contract, HANA supplies the physical plant, direct labor, basic assembly equipment and warehousing functions. Endwave supplements those activities with its own full-time, in-country staff consisting of 15 people who provide production planning, process engineering, test engineering, product support, design engineering and quality assurance support. Endwave owns certain assets held securely in HANA’s factory, including specialized test and assembly equipment and various raw material and product inventories. Endwave’s arrangement with HANA allows it to reduce its labor and facility expenses while maintaining tight control of process and quality. To reduce its costs further, Endwave has identified lower cost Asian sources for various raw materials, especially basic metal and circuit board components. Endwave’s manufacturing agreement with HANA currently expires in October 2011, but will renew automatically for successive one-year periods unless either party notifies the other of its desire to terminate the agreement at least one year prior to the expiration of the term. In addition, either party may terminate the agreement without cause upon 365 days prior written notice to the other party, and either party may terminate the agreement if the non-terminating party is in material breach and does not cure the breach within 30 days after notice of the breach is given by the terminating party. There can be no guarantee that HANA will not seek to terminate its agreement with Endwave.

Endwave uses both industry-standard and Endwave-designed semiconductor devices. Endwave obtains industry-standard devices from various suppliers of these parts and contracts with various third-party foundries to produce Endwave’s own designs. Endwave’s use of third-party foundries for custom designed devices gives it the flexibility to use the process technology that is best suited for each application and eliminates the need for Endwave to invest in and maintain its own semiconductor facilities. While the loss of Endwave’s relationship with or Endwave’s access to any of the semiconductor foundries it currently uses, and any resulting delay or reduction in the supply of semiconductor devices to Endwave, would severely impact Endwave’s ability to fulfill customer orders and could damage its relationships with its customers, Endwave estimates that it could shift production to a new foundry within six months. Endwave currently uses the foundry services of Global Communication Semiconductors, Inc., M/A-COM Technology Solutions Inc., Northrop Grumman Space Technology, TriQuint Semiconductors and WIN Semiconductors Corp.

All of the manufacturing facilities Endwave operates or uses worldwide are registered under ISO 9001-2000, an international certification standard of quality for design, development and business practices. Additionally, Endwave is certified under AS-9100 in support of its defense industry market initiatives. Endwave maintains comprehensive quality systems at all of its facilities to ensure compliance with customer specifications, configuration control, documentation control and supplier quality conformance.

Endwave maintains raw materials, work-in-process and finished goods inventory in Thailand at HANA’s plant. In order to maintain and enhance its competitive position, Endwave must be able to satisfy its customers’ short lead-times and rapidly-changing needs. Meeting this requirement necessitates that Endwave maintain significant raw material and finished goods inventories. Maintaining these inventories is costly and requires significant working capital and may increase Endwave’s capital needs in the future.

Backlog

Endwave’s backlog at January 15, 2011 for shipments expected to occur through December 31, 2011 was approximately $8.0 million. By comparison, Endwave’s backlog as of February 19, 2010 for shipments expected to occur through December 31, 2010 was approximately $23.4 million.

Endwave’s order backlog consists of a combination of conventional purchase orders and formal forecasts given to it under annual and multi-year agreements. Typically, the forecast portion of the backlog is the significantly larger amount. The forecasts Endwave receives normally have a firm commitment portion of one to three months in duration that obligate the customer to accept at least some portion of the amount forecasted for that period, with the remainder of the forecast including no such obligation. These forecasts are subject to change on a regular basis and Endwave has experienced significant forecast variations in both unit volumes and product mix. As a result, Endwave does not believe that backlog is a reliable indicator of future revenues.

Governmental Regulation

Government regulations indirectly affect Endwave’s business. The frequencies at which wireless systems transmit and receive data are dictated by government licensing agencies in the location where they are deployed. Unexpected difficulties in obtaining licenses or changes in the operating frequencies allowed can halt or delay microwave radio deployments and therefore halt or delay the need for Endwave’s products. Both national and international regulatory bodies have set stringent standards on the performance of microwave radios, especially spurious emissions and their potential to cause interference in other systems. Meeting these regulations is technologically challenging and changes in the regulations could require a re-design of Endwave’s products to achieve compliance. Also, on occasion Endwave is required to obtain various export permissions from the U.S. government to ship product to overseas customers.

Executive Officer and Director Compensation

Specified Executive Officer Compensation

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to the Chief Executive Officer and Chief Financial Officer of Endwave for all services rendered in all capacities to Endwave during 2008, 2009 and 2010. Endwave refers to these executive officers as Endwave’s specified executive officers. Mr. Mikulsky and Mr. Sacks are specified in this proxy statement/prospectus because they are expected to serve as a director and as an executive officer, respectively, of GigOptix, upon consummation of the merger.

Summary Compensation Table

Name and Principal Position	Year (1)	Salary	Bonus	Stock Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total Compensation
John J. Mikulsky	2010	$282,000	0	$267,504	$0	$9,496	$559,000
President and Chief Executive Officer	2009	$282,000	0	$130,576	$0	$2,618	$415,194
	2008	$280,385	0	$222,316	$42,300	$7,287	$552,288

Curt P. Sacks	2010	$213,462	0	$77,128	$0	$1,471	$292,061
Senior Vice President and Chief Financial Officer	2009	$199,615	0	$112,430	$0	$9,718	$321,763

(1)	Mr. Mikulsky has held the position of Chief Executive Officer since December 2009, and prior to that, Mr. Mikulsky was an executive officer for Endwave since 2001. Mr. Sacks has held the position of Chief Financial Officer since June 2009.

(2)	The amounts in this column represent the compensation cost related to stock option and restricted stock unit awards issued to the specified executive officers. For purposes of this table, the fair value excludes the impact of estimated forfeitures. For a discussion of other valuation assumptions, see Note 7 to Endwave’s consolidated financial statements included in this proxy statement/prospectus.

(3)	The amounts in this column represent all other compensation payments. Also included are total payments made by Endwave for group insurance and educational reimbursement.

The following table provides information with regard to potential cash bonuses paid or payable in 2010 under Endwave’s performance-based, non-equity incentive plan, and with regard to stock option and restricted stock units granted to each specified executive officer during 2010.

Grants of Plan-Based Awards in Fiscal 2010

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	All Other Stock Awards: Number of Shares of Restricted Stock Units	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Closing Market Price of Securities Underlying Stock and Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
John J. Mikulsky	2/5/10	$0	$0	$0	50,000		$2.65	$2.58	$74,683	(2)
John J. Mikulsky	2/5/10	$0	$0	$0	60,000		$2.65	$2.58	$89,620	(2)
John J. Mikulsky	2/5/10	$0	$0	$0		40,000	—	$2.58	$103,200	(3)
Curt P. Sacks	2/5/10	$0	$0	$0	24,000		$2.65	$2.58	$35,848	(2)
Curt P. Sacks	2/5/10	$0	$0	$0		16,000	—	$2.58	$41,280	(3)

(1)	The exercise price for option awards is determined as the closing price on the day prior to grant. Therefore, the grant date closing price of the security underlying the option can differ materially, positively or negatively, from the exercise price of the option award. The restricted stock unit awards do not have an exercise price.

(2)	Each option vests as to 1/8 of the shares of common stock underlying it on the six month anniversary of the grant date, with the remaining seven-eighths of the grant vesting in equal quarterly installments over the remaining four-year vesting period. For the purposes of this table, the value excludes the impact of estimated forfeitures. For a discussion of other valuation assumptions, see Note 7 to Endwave’s consolidated financial statements included in this proxy statement/prospectus.

(3)	Each restricted stock unit vests as to 50% of the shares of common stock underlying it on the one year anniversary of the grant date, with the remainder vesting on the second anniversary of the grant date. For the purposes of this table, the value excludes the impact of estimated forfeitures.

The following table provides information regarding each unexercised stock option and unvested restricted stock units held by each of Endwave’s specified executive officers as of December 31, 2010. Other than stock options/restricted stock units, or RSUs, as noted, there were no other stock awards outstanding at December 31, 2010.

Outstanding Equity Awards at December 31, 2010

	Number of Securities Underlying Unexercised Options/ (1)(2)(3)			Option Exercise Price	Option Expiration Date	Number of Securities Underlying Unvested RSUs/ (4) Unvested
Name and Principal Position	Exercisable		Unexercisable
John J. Mikulsky	5,860		0	$1.17	1/30/2013	0
	13,894		0	$1.93	6/05/2013	0
	40,000		0	$1.81	2/05/2019	0
	13,333	(3)	0	$2.53	9/10/2019	0
	1,552	(3)	0	$2.53	9/10/2019	0
	3,447	(3)	0	$2.53	9/10/2019	0
	10,000	(3)	0	$2.53	9/10/2019	0
	10,000	(3)	0	$2.53	9/10/2019	0
	5,000	(3)	0	$2.53	9/10/2019	0
	2,038	(3)	0	$2.53	9/10/2019	0
	6,295	(3)	0	$2.53	9/10/2019	0
	1,641	(3)	0	$2.53	9/10/2019	0
	13,333	(3)	0	$2.53	9/10/2019	0
	50,000	(2)	0	$2.65	2/04/2020	0
	60,000	(2)	0	$2.65	2/04/2020	0
						40,000	(4)
Curt P. Sacks	20,000		0	$1.81	2/05/2019	0
	40,000		0	$2.40	7/30/2019	0
	6,666	(3)	0	$2.53	9/10/2019	0
	875	(3)	0	$2.53	9/10/2019	0
	1,000	(3)	0	$2.53	9/10/2019	0
	2,500	(3)	0	$2.53	9/10/2019	0
	13,333	(3)	0	$2.53	9/10/2019	0
	833	(3)	0	$2.53	9/10/2019	0
	6,666	(3)	0	$2.53	9/10/2019	0
	24,000	(2)	0	$2.65	2/04/2020	0
						16,000	(4)

(1)	Each option vests as to 1/8 of the shares of common stock underlying it on the six month anniversary of the grant date, with the remaining seven-eighths of the grant vesting in equal quarterly installments over the remaining four-year vesting period. Each option expires ten years after the date of grant or, if earlier, three months after termination of employment in most cases.

(2)	All options described in the above table are reflected as exercisable because all options granted to Endwave’s executive officers have an “early exercise” feature that allows optionees to exercise unvested options, subject to Endwave’s right to repurchase the unvested shares at cost upon the optionee’s termination of employment. Options unvested as of December 31, 2010 are as follows: Mikulsky, 136,865; Sacks, 67,703.

(3)	This option was replaced in Endwave’s 2009 option exchange program for an option with an exercise price per share of $2.53. As required by such program, the new option vests over two years beginning in September, 2009.

(4)	Each restricted stock unit vests as to 50% of the shares of common stock underlying it on the one year anniversary of the grant date, with the remainder vesting at the second anniversary of the grant date. The restricted stock units do not have early exercisability rights. Restricted Stock Units unvested as of December 31, 2010 are as follows: Mikulsky, 40,000; and Sacks, 16,000.

2010 Option Exercises

There were no stock options exercised by Endwave’s specified executive officers during 2010.

Elements of Executive Compensation

Endwave’s executive compensation consists of base salary, annual cash incentive, equity plan participation and customary broad-based employee benefits. Consistent with Endwave’s pay for performance philosophy, the Endwave Compensation Committee believes that Endwave can better motivate executive officers to enhance stockholder return if a portion of their compensation is “at risk”— that is, contingent upon the achievement of performance objectives and overall strong company performance. The mix of base salary, annual cash bonus opportunity based on achievement of objectives and anticipated long-term stock-based compensation incentive (in the form of appreciation in shares underlying stock options) varies depending on the officer’s position level. Long-term stock-based compensation has always been a significant component of executive compensation, as Endwave believes that best aligns its executive officers’ interests with that of its stockholders. An annual cash bonus opportunity has historically also formed a significant component of executive compensation; however, as explained in more detail below, it was not a component of executive compensation in 2010 and is not likely to form a significant component of executive compensation in 2011.

Base Salary: Base salaries for Endwave executives are established based on the scope of their responsibilities, taking into account market compensation paid by comparable companies for equivalent positions. Base salaries are reviewed on an annual basis and any increases are similar in scope to the overall corporate salary increase of Endwave. For comparison purposes, Endwave has utilized compensation survey data from Radford. Endwave’s philosophy is to target executive base salaries near the median range of salaries for executives in equivalent positions at comparable companies. Endwave believes targeting executive salaries at the median relative to comparable companies reflects its best efforts to ensure it is neither overpaying nor underpaying its executives.

Annual Cash Incentive: Endwave’s executive cash incentive compensation plan typically provides for a cash bonus award, payable once per year, that is dependent, in part, upon attaining stated corporate objectives for the prior fiscal year. The goal of our executive cash incentive compensation plan is to reward executives in a manner that is commensurate with the level of achievement of certain financial and strategic goals that Endwave believes, if attained, result in greater long-term shareholder value. The Compensation Committee of Endwave approves these financial and strategic goals on an annual basis. These financial and strategic goals typically have a one-year time horizon. During 2009, and continuing through 2010, Endwave’s Compensation Committee suspended the cash incentive compensation plan due to the difficult economic environment and its impact on Endwave’s financial performance. Therefore, the Compensation Committee determined there would be no payment of 2010 annual bonuses for Endwave’s Chief Executive Officer or its other officers. For 2011, Endwave’s Compensation Committee has not established any cash incentive program, but may determine to award bonuses on a discretionary basis, which it currently does not intend to do unless Endwave is profitable in 2011.

Stock Options and Restricted Stock Units: Endwave believes that stock ownership is an important factor in aligning corporate and individual goals. Therefore, Endwave utilizes stock options and, beginning in 2010, restricted stock units, to encourage long-term performance, with excellent corporate performance (as manifested in our common stock price) and extended officer tenure producing potentially significant value. Upon joining Endwave, executive officers have received an initial stock option grant. This grant has been based on relevant industry comparisons, including data from Radford, and was intended to be commensurate with the experience level and scope of responsibilities of the incoming executive officer. In addition, all executive officers receive annual option grants, and beginning in 2010, restricted stock unit grants. On an annual basis, the Compensation Committee reviews with the Board the percentage ownership of Endwave held by employees, and compares that to the employee ownership of comparable companies. The Compensation Committee uses this metric because it is easy to measure and compare to comparable companies. Based on its review, the Compensation Committee approves an annual grant. For 2010, the aggregate annual grant to all employees was approximately 3.6% of fully-diluted shares.

All option and restricted stock unit grants are approved by the Compensation Committee at Endwave’s regular quarterly Board of Directors meeting. The options and restricted stock units are approved so that the grant date is three days after the release of our financial results for the preceding quarter. The exercise price for option awards is determined as the closing price on the day prior to grant. As permitted under U.S. generally accepted accounting principles, Endwave has historically determined fair market value under its stock option plans based upon the closing market price as reported by the Nasdaq Global Market for the day preceding the date of grant.

Other Benefits: Executive officers are eligible to participate in all of Endwave’s employee benefit plans, such as medical, dental, group life, disability, and accidental death and dismemberment insurance, Endwave’s 401(k) plan and its 2000 Employee Stock Purchase Plan. During 2010, Endwave made group life insurance payments as reflected in the Summary Compensation Table. Endwave does not maintain any pension plan, retirement benefit or deferred compensation arrangements other than its 401(k) plan. During 2009, and continuing into 2010, Endwave suspended its program applicable to all of its 401(k) plan participants under which it matched 50% of employee contributions up to a maximum of 4% of base salary.

Chief Executive Officer Compensation

In general, the factors utilized in determining Mr. Mikulsky’s compensation were similar to those applied to the other executive officers in the manner described in the preceding paragraphs. A significant percentage of his potential compensation was, and continues to be, subject to consistent, positive, long-term company performance. Based on a review of the above mix of factors, for 2010, the Compensation Committee granted to Mr. Mikulsky compensation as detailed in the Summary Compensation Table. Based on these figures, over 47% of Mr. Mikulsky’s total compensation (measured according to the Summary Compensation Table and reflecting the Estimated Possible Target Payout as discussed in the Grants of Plan-Based Awards Table) was based on variable components such as stock options.

Employment, Severance and Change in Control Agreements

Endwave believes that the retention of its executive officers is critical to its business. Given the competitive nature of the technology industry, the demand for experienced executives is high. Moreover, the level of involuntary terminations of executives in the technology industry is high. In order to encourage Endwave’s key employees to remain with Endwave, Endwave’s board of directors has established and maintains its Senior Executive Officer Severance and Retention Plan and its Executive Officer Severance Plan. Endwave’s Chief Executive Officer participates in the Senior Executive Officer and Retention Plan and Endwave’s Senior Vice Presidents participate in the Executive Officer Severance Plan.

Executive Officer Severance and Retention Plan Assuming No Change of Control: Under the Senior Executive Officer Severance and Retention Plan, if Endwave’s Chief Executive Officer is terminated without cause, or resigns for certain specified reasons constituting constructive termination, the executive officer will receive (i) salary and benefits continuation based on the executive officer’s position and length of service with Endwave and (ii) acceleration of vesting of all of his stock options. The salary and benefits continuation period for Endwave’s Chief Executive Officer will be equal to the greater of 1.5 months for every year of service to Endwave, or a total of nine months, if the termination of employment does not occur in connection with a change of control transaction.

Under the Executive Officer Severance Plan, if a participating executive officer is terminated without cause, or resigns for certain specified reasons constituting constructive termination, the executive officer will receive salary and benefits continuation based on the executive officer’s position and length of service with Endwave. In the case of the participating Senior Vice Presidents, the salary and benefits continuation period will be equal to the greater of six months or one month for every year of service to a maximum of twelve months, if the termination of employment does not occur in connection with a change of control transaction.

Potential 2010 Severance and Retention Benefits Assuming No Change of Control

The following table shows the potential payout to Endwave’s Chief Executive Officer and Chief Financial Officer assuming termination does not occur in connection with, or within six months after, a change of control. The analysis assumes the employees were terminated without cause on December 31, 2010:

Name	Salary (1)	COBRA Benefits (2)	Option Awards (3)	Total Benefit
John J. Mikulsky	$493,500	$52,500	$30,168	$576,168
Curt P. Sacks	$110,000	$7,500	$4,113	$121,613

(1)	Reflects the greater of 9 months’ salary or 1.5 months’ salary for each full year of employment for Mr. Mikulsky (21 months) and the greater of 6 months’ salary or 1 month salary for each full year of employment up to a maximum of 12 months for Mr. Sacks.
(2)	Reflects the greater of 9 months coverage or 1.5 months coverage for each full year of employment for Mr. Mikulsky (21 months) and the greater of 6 months coverage or 1 month coverage for each full year of employment up to a maximum of 12 months for Mr. Sacks.
(3)	Reflects value of options accelerated in the event of termination without cause without a change of control. Since the closing price of Endwave’s common stock on December 31, 2010, was $2.28 and the exercise prices of certain options outstanding and in-the-money on December 31, 2010, were below the closing price, the value of the in-the-money options that would have been accelerated are reflected above.

Executive Officer Severance and Retention Plan Assuming a Change of Control: The Compensation Committee believes that it is in the best interests of stockholders if Endwave’s executive officers are able to focus on Endwave’s business during both strong and weak business cycles without being distracted by the near-term financial impact that a potential termination of employment might have on them personally. The Compensation Committee also believes it is in the best interests of stockholders if Endwave’s executive officers are able to evaluate the potential merits of a change of control transaction objectively without being distracted by the potentially adverse personal impact on themselves. The Compensation Committee believes that the total potential value of all change of control agreements with Endwave’s executive officers is not disproportionate to the overall market value of Endwave.

Under the Senior Executive Officer Severance and Retention Plan, if Endwave’s Chief Executive Officer is terminated without cause, or resigns for certain specified reasons constituting constructive termination, he will receive (i) salary and benefits continuation based on his length of service with Endwave and (ii) acceleration of vesting of all of his stock options. If Endwave’s Chief Executive Officer’s employment is terminated by Endwave without cause or by the Chief Executive Officer for certain specified reasons in connection with, or within six months after, the change of control transaction, the Chief Executive Officer will receive salary continuation for twice the period that would have applied had such termination not occurred in connection with a change of control as well as the acceleration of vesting of all of his stock options.

Under the Executive Officer Severance Plan, if an executive officer is terminated without cause, or resigns for certain specified reasons constituting constructive termination, the participating Senior Vice Presidents will receive salary and benefits continuation based on the length of service with Endwave. Upon the closing of a change of control transaction, if an executive officer’s employment is terminated by Endwave without cause or by the executive officer for certain specified reasons in connection with, or within six months after, the change of control transaction, the executive officer will receive salary continuation for twelve months and the accelerated vesting for all of the executive officer’s outstanding stock options.

The following table shows the potential payout to the specified executive officers under Endwave’s Senior Executive Officer Severance and Retention Plan and Endwave’s Executive Officer Severance and Retention Plan assuming termination occurs in connection with, or within six months after, a change of control. The analysis assumes the employees were terminated without cause on December 31, 2010:

Name	Salary (1)	COBRA Benefits (2)	Option Awards (3)	Total Benefit
John J. Mikulsky	$987,000	$105,000	$30,168	$1,122,168	(4)
Curt P. Sacks	$220,000	$15,000	$9,400	$244,400

(1)	Reflects the greater of 18 months’ salary or three months’ salary for each full year of employment for Mr. Mikulsky (42 months) and 12 months’ salary for Mr. Sacks.
(2)	Reflects the greater of nine months coverage or 1.5 months coverage for each full year of employment for Mr. Mikulsky (21 months) and 12 months coverage for Mr. Sacks.
(3)	Reflects value of options accelerated in the event of termination without cause in connection with a change of control. Since the closing price of Endwave’s common stock on December 31, 2010, was $2.28 and the exercise prices of certain options outstanding and in-the-money on December 31, 2010 were below the closing price, the value of the in-the-money options that would have been accelerated are reflected above.
(4)	In connection with the proposed Merger with GigOptix, it is anticipated that Mr. Mikulsky’s benefit will be reduced to an amount that maximizes the aggregate present value of such benefit without causing any payment to create an excise tax liability under Section 4999 of the Internal Revenue Code of 1986, as amended.

Compensation of Non-Employee Directors

The following table provides information regarding compensation paid to Joseph J. Lazzara, a non-employee director who served on Endwave’s board as of December 31, 2010. Mr. Lazzara is expected to be appointed as a director of GigOptix upon closing of the merger.

Name	Fees Paid In Cash	Restricted Stock Awards (1)	Total Compensation
Joseph J. Lazzara	$50,500	$31,500	$82,000

(1)	The amounts included in the “Restricted Stock Unit Awards” column represent the compensation cost related to restricted stock units issued in 2010. For purposes of this table, the value excludes the impact of estimated forfeitures. For a discussion of other valuation assumptions, see Note 7 to Endwave’s consolidated financial statements in this proxy statement/prospectus.

Seasonality

Although Endwave has experienced significant quarterly fluctuations in revenue at times over the past several years, it does not believe that volatility was primarily attributable to seasonality in its business.

Employees

As of December 31, 2010, Endwave had 51 regular employees, including 33 in product and process engineering, 8 in sales and marketing and 10 in general and administrative. Of its regular employees, 15 are based in Endwave’s Chiang Mai, Thailand office. Endwave’s employees are not subject to any collective bargaining agreement with Endwave and it believes that its relations with its employees are good.

Properties

Endwave’s main facilities include:

•

Endwave’s principal executive offices located in San Jose, California, where it leases approximately 33,000 square feet, which encompasses its corporate headquarters and research and development facilities. This lease expires in August 2011.

•	During 2008, Endwave moved its Northeast operations to Salem, New Hampshire where it leases approximately 5,000 square feet. This lease expires in November 2013.

•	In Folsom, California, Endwave leases approximately 1,600 square feet under an office lease that expires in June 2013.

•

In Chiang Mai, Thailand, near the facilities of its contract manufacturer, HANA, Endwave leases approximately 3,000 square feet under an office lease that expires in March 2013. Endwave believes that these facilities are adequate to meet its current and near term future needs.

Legal Proceedings

On October 31, 2008, Endwave filed a complaint with the Canadian Superior Court in Montreal, Quebec alleging that Advantech Advanced Microwave Technologies Inc., or Advantech, the parent company of Allgon Microwave Corporation AB, or Allgon, had breached its contractual obligations with Endwave and owes Endwave $994,500 in a note receivable, purchased inventory and authorized and accepted purchase orders resulting in shippable finished goods. Endwave cannot predict the outcome of these proceedings. An adverse decision in these proceedings could harm its consolidated financial position and results of operations.

In a related action, Endwave has filed a creditor’s claim for $994,500 against Allgon in the composition of creditors’ proceedings now pending in a Stockholm, Sweden bankruptcy court. Although a recovery under Swedish bankruptcy law is not assured, if it occurs any recovery will be a set-off in the Montreal action against Allgon’s parent, Advantech.

Endwave is not a party to any other material legal proceeding ths is expected to have a material adverse effect on its consolidated financial statements or results of operations. From time to time, Endwave may be subject to legal proceedings and claims in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial resources and diversion of management efforts.

ENDWAVE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Endwave designs, manufactures and markets RF products that enable the transmission, reception and processing of high frequency RF signals. Endwave’s products consist of two key product lines, semiconductor devices and integrated transceiver modules:

•

Endwave’s semiconductor product line consists of a wide variety of MMICs including amplifiers, voltage controlled oscillators, up and down converters, variable gain amplifiers, voltage variable attenuators, fixed attenuators and filters. These types of devices are widely used in telecommunications, satellite, defense, security, instrumentation, scientific and consumer systems. While Endwave has developed, produced and sold such devices for several years as components of Endwave’s module products, Endwave first offered them for sale as stand-alone products in the latter part of 2009 and they have not yet become a significant source of revenue for Endwave.

•

Endwave’s integrated transceiver modules combine several electronic functions into a single RF sub-system. Historically, Endwave’s main customers for these products have been telecommunication network OEMs, and system integrators that utilize them in digital microwave radios. More recently Endwave has identified and pursued uses for these products in additional product areas; however these alternate applications have not yet become a significant source of revenue for Endwave.

Markets and Outlook

Telecommunications market. Most of Endwave’s RF modules are deployed in telecommunication networks, carrier class trunking networks and point-to-point transmission networks. Its target customers for these applications are telecom OEMs. Telecom OEMs provide the equipment used by service providers to deliver voice, data and video services to businesses and consumers.

Non-telecommunication markets. Endwave’s RF semiconductors are also designed into various applications outside of the telecommunication network market, including defense and homeland security markets. Endwave’s target customers in the defense market include defense systems integrators and their subcontractors that design aerospace systems, defense systems and weapons and electronics platforms for both domestic and foreign defense customers. Endwave’s target customers in the homeland security market include those utilizing the properties of high-frequency RF energy to create systems designed to detect and identify security threats.

2010 revenues. During 2010, total revenues decreased by $2.8 million, or 14%, from 2009. Endwave believes the demand for its products has declined relative to prior periods due to a rapid drop in demand for legacy radio platforms and the decline of its key customers’ market share in the face of increasing competition. During 2010, Endwave began the production ramp of its new module designs supporting next-generation radios, but the revenues from the new module designs did not offset the decline in revenues from its legacy products.

Current market outlook. Endwave depends on a small number of key customers in the mobile communication industry for a significant portion of its revenues. Over the past year, Endwave’s customers have faced increasing competition, which Endwave believes has resulted in their loss of market share. The decline in Endwave’s key customers’ market share has led to decreased demand for Endwave’s products and contributed to the reduced revenues it experienced in 2010. Endwave is uncertain about its customers’ ability to regain market share given the competitive nature of the industry and therefore has limited visibility to its financial performance in 2011. Endwave currently believes that first quarter 2011 revenues will be significantly below the $4.1 million in revenue that it experienced in both the third and fourth quarters of 2010 and that revenues for all of 2011 will decrease from 2010.

Divestiture of Endwave’s Defense and Security RF Module Business

On April 30, 2009, Endwave entered into an Asset Purchase Agreement with Microsemi Corporation, or Microsemi, pursuant to which Microsemi purchased Endwave’s Defense and Security RF module business, including all of the outstanding capital stock of its subsidiary, Endwave Defense Systems Incorporated. As consideration, Microsemi assumed certain liabilities associated exclusively with the Defense and Security RF module business and paid $28.0 million in cash. Additionally, as part of the sale, approximately 130 employees associated with the Defense and Security RF module business transferred to Microsemi. Accordingly, Endwave reclassified the results of its Defense and Security RF module business as a discontinued operation in its consolidated statements of operations for all periods presented in this proxy statement/prospectus, and all amounts set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation reflect such reclassification.

Critical Accounting Policies and Estimates

General

This management’s discussion and analysis of Endwave’s financial condition and results of operations is based upon Endwave’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires Endwave to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Endwave evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, warranty obligations, inventories, stock-based compensation, income taxes, asset impairments and other commitments and contingencies. Endwave bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates or Endwave’s estimates may be affected by different assumptions or conditions. These policies, as well as the estimates and judgments involved, are discussed below.

Revenue Recognition

Endwave’s primary customers are telecom OEMs and other systems integrators that incorporate Endwave’s products into their systems. Endwave recognizes product revenues at the time title passes, which is generally upon product shipment, coupled with persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, Endwave’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Revenues under development contracts are generally recorded on a percentage of completion basis, using project hours as the basis to measure progress toward completing the contract and recognizing revenues. Alternatively, where a development contract specifies defined progress gates or milestones tied to payments, revenue is recognized on a pro rata basis matching the milestones. Revenues attributable to development fees were insignificant during 2008, 2009 and 2010. The costs incurred under these development agreements are included in research and development expenses.

Allowance for Doubtful Accounts

Endwave makes ongoing assumptions relating to the collectibility of its accounts receivable in its calculation of the allowance for doubtful accounts. In determining the amount of the allowance, Endwave makes judgments about the creditworthiness of customers based on ongoing credit evaluations and assesses current economic trends affecting its customers that might impact the level of credit losses in the future and result in different rates of bad debts than previously seen. Endwave also considers its historical level of credit losses. At December 31, 2009 and 2010, Endwave’s allowances were $19,000 and $18,000, respectively. If actual credit losses were to be significantly greater than the reserves Endwave has established, its selling, general and administrative expenses would increase.

Warranty Reserves

Endwave generally offers a 12 to 30 month warranty on all of its products. Endwave records a liability based on estimates of the costs that may be incurred under its warranty obligations and charges to cost of product revenues the amount of such costs at the time revenues are recognized. Endwave’s warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Its estimates of anticipated rates of warranty claims and costs per claim are primarily based on historical information and future forecasts. At December 31, 2009 and 2010, Endwave’s warranty reserves were $1.1 million and $614,000, respectively. Endwave periodically assesses the adequacy of its recorded warranty reserve and adjusts the amounts as necessary. If actual warranty claims are significantly higher than forecasted, or if the actual costs incurred to provide the warranty is greater than the forecast, Endwave’s gross margins could be adversely affected.

Inventory Valuation

Endwave evaluates its ending inventories for excess quantities and obsolescence at each balance sheet date. This evaluation includes review of materials usage, market conditions and product life cycles and an analysis of sales levels by product and projections of future demand and market conditions. Endwave adjusts inventory balances to approximate the lower of its manufacturing cost or market value. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required, and would be reflected in cost of product revenues in the period the revision is made. This would have a negative impact on Endwave’s gross margins in that period. At the time of write down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If in any period Endwave is able to sell inventories that were not valued or that had been written off in a previous period, related revenues would be recorded without any offsetting charge to cost of product revenues, resulting in a net benefit to its gross margin in that period. To the extent these factors materially affect its gross margins, Endwave discloses them. During 2010 and 2009, Endwave recorded $1.8 million and $878,000, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

Stock-Based Compensation

Endwave’s stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of Endwave’s stock compensation is accounted for as an equity instrument.

For restricted stock units, stock-based compensation is based on the fair value of Endwave’s common stock at the grant date.

Endwave estimates the fair value of stock options and shares under its stock purchase plan using the Black-Scholes valuation model. The fair value of each option grant and the right to purchase shares under Endwave’s stock purchase plan are estimated on the date of grant using the Black-Scholes option valuation model and the graded-vesting method with assumptions concerning expected dividend yield, stock price volatility, risk free interest rate and expected life of the award.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As Endwave’s stock option awards have characteristics that differ significantly from traded options, and as changes in the subjective assumptions can materially affect the estimated value, its estimate of fair value may not accurately represent the value assigned by a third party in an arms-length transaction. There currently is no market-based mechanism to verify the reliability and accuracy of the estimates derived from the Black-Scholes option valuation model or other allowable valuation models, nor is there a means to compare and adjust the estimates to actual values. While Endwave’s estimate of fair value and the associated charge to earnings materially affects its results of operations, it has no impact on its cash position.

Deferred Taxes

Endwave currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Endwave records a valuation allowance to reduce its deferred tax assets to the amount that it believes to be more likely than not realizable. Endwave has recorded a valuation allowance in an amount equal to the net deferred tax assets to reflect uncertainty regarding future realization of these assets based on past performance and the likelihood of realization of its deferred tax assets.

Goodwill, Intangible and Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received.

During the fourth quarter of 2008, Endwave determined that indicators of potential impairment were present based on the fair value of its common stock relative to its book value, revised estimates for future revenues and the continued worsening of the global economy. As a result, Endwave assessed the carrying value of acquired goodwill and intangible assets with an indefinite life for impairment. Based on the fair market value of the business and its discounted future cash flow and revenue projections, Endwave recorded non-cash impairment charges of $3.0 million for goodwill and $1.1 million for intangible assets with an indefinite life. These impairment charges are included in discontinued operations.

Endwave reviews long-lived assets for impairment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, or a significant reduction in projected future cash flows.

For long-lived assets used in operations, Endwave records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by discounted future cash flows, appraisals, or other methods. For assets to be disposed of other than by sale, impairment losses are measured as the excess of their carrying amount over the salvage value, if any, at the time the assets cease to be used.

During the fourth quarter of 2008, Endwave reviewed its long-lived assets for indicators of impairment. Based on reduced estimates of future revenues and future negative cash flow, Endwave identified potential indicators of impairment. As a result, Endwave compared the fair value of its long-lived assets to their carrying value. Based on its discounted future cash flow and revenue projections, Endwave recorded non-cash impairment charges of $2.1 million for intangible assets with a defined useful life. These impairment charges are included in discontinued operations and represent the excess of the carrying value of these assets over their fair value.

These impairment charges are not expected to result in any future cash expenditures.

Fair Value Measurement

Endwave’s financial assets and liabilities are valued using market prices on both active markets (Level 1) and less active markets (Level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from readily-available pricing sources for comparable instruments. As of December 31, 2010, Endwave did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (Level 3).

Business Combinations

For Endwave’s business combinations, the purchase price of an acquired company is allocated between the intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The valuation of intangible assets is based on an income approach methodology that values the intangible assets based on the future cash flows that could potentially be generated by the asset over its estimated remaining life discounted to its present value utilizing an appropriate weighted average cost of capital. As a result of business acquisitions, the allocation of the purchase price to goodwill and intangible assets could have a significant impact on Endwave’s future operating results.

Results of Operations

The following tables set forth selected consolidated statements of operations data for each of the periods indicated in dollars and as a percentage of total revenues.

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Revenues:
Product revenues	$16,716	$19,502	$38,593
Development fees	—	—	103

Total revenues	16,716	19,502	38,696

Costs and expenses:
Cost of product revenues	14,002	14,791	26,227
Research and development	4,607	5,483	6,764
Sales and marketing	2,154	2,183	3,446
General and administrative	3,951	5,577	7,531
Restructuring	49	2,408	—

Total costs and expenses	24,763	30,442	43,968

Loss from operations	(8,047)	(10,940)	(5,272)
Interest and other income (expense), net	(45)	209	1,242

Loss from continuing operations before benefit for income taxes	(8,092)	(10,731)	(4,030)
Benefit for income taxes	—	(105)	(66)

Loss from continuing operations	(8,092)	(10,626)	(3,964)
Income (loss) from discontinued operations, net of tax	—	17,571	(10,787)

Net income (loss)	$(8,092)	$6,945	$(14,751)

	Year Ended December 31,
	2010	2009	2008
	(As a percentage of total revenues)
Revenues:
Product revenues	100.0%	100.0%	99.7%
Development fees	—	—	0.3

Total revenues	100.0	100.0	100.0

Costs and expenses:
Cost of product revenues	83.8	75.9	67.8
Research and development	27.6	28.1	17.5
Sales and marketing	12.9	11.2	8.9
General and administrative	23.6	28.6	19.4
Restructuring	0.3	12.3	—

Total costs and expenses	148.1	156.1	113.6

Loss from operations	(48.1)	(56.1)	(13.6)
Interest and other income, net	(0.3)	1.1	3.2

Loss from continuing operations before benefit for income taxes	(48.4)	(55.0)	(10.4)
Benefit for income taxes	—	(0.5)	(0.2)

Loss from continuing operations	(48.4)	(54.5)	(10.2)
Income (loss) from discontinued operations, net of tax	—	90.1	(27.9)

Net income (loss)	(48.4)%	35.6%	(38.1)%

Results of Operations

Year ended December 31, 2010 compared to year ended December 31, 2009

Total revenues

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Total revenues	$16,716	$19,502	(14.3)%

Total revenues primarily consist of product revenues for sales of Endwave’s transceiver module and semiconductor products.

Total revenues decreased by $2.8 million, or 14%, from 2009 to 2010 due to a rapid drop in demand for legacy radio platforms and the decline of Endwave’s key customers’ market share in the face of increasing competition. During 2010, Endwave began the production ramp of its new module designs supporting next-generation radios but, the revenues from the new module designs did not offset the decline in revenues from its legacy product.

Over the past year, Endwave’s customers have faced increasing competition, which Endwave believes has resulted in their loss of market share. The decline in Endwave’s key customers’ market share has led to decreased demand for Endwave’s products and contributed to the reduced revenues it experienced in 2010. Endwave is uncertain about its customers’ ability to regain market share given the competitive nature of the industry and therefore has limited visibility to its financial performance in 2011. Endwave currently believes that first quarter 2011 revenues will be significantly below the $4.1 million in revenue that it experienced in both the third and fourth quarters of 2010 and that revenues for all of 2011 will decrease from 2010.

Cost of product revenues

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Cost of product revenues	$14,002	$14,791	(5.3)%
Percentage of revenues	83.8%	75.9%

Cost of product revenues consists primarily of: costs of direct materials; equipment depreciation; costs associated with procurement, production control, quality assurance and manufacturing engineering; fees paid to Endwave’s offshore manufacturing vendor; reserves for potential excess or obsolete material; costs related to stock-based compensation; and accrued costs associated with potential warranty returns offset by the benefit of usage of materials that were previously written off.

During 2010, the cost of product revenues as a percentage of revenues increased compared to 2009, primarily due to the write-off of inventory associated with excess material related to a rapid drop in sales of a legacy product for a major customer’s radio platform, the decreased absorption of Endwave’s overhead costs resulting from decreased production and continued pricing pressure resulting in lower product margins. During 2010 and 2009, Endwave recorded $1.8 million and $878,000, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform. The cost of product revenues in both periods was favorably impacted by the utilization of inventory that was previously written off, amounting to approximately $524,000 during 2010 and $100,000 during 2009.

Endwave continues to focus on reducing the cost of product revenues as a percentage of total revenues through the introduction of new designs and technology and further improvements to its offshore manufacturing processes. In addition, its product costs are impacted by the mix and volume of products sold and will continue to fluctuate as a result.

Research and development expenses

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Research and development expenses	$4,607	$5,483	(16.0)%
Percentage of revenues	27.6%	28.1%

Research and development expenses consist primarily of salaries and related expenses for research and development personnel, outside professional services, prototype materials, supplies and labor, depreciation for related equipment, allocated facilities costs and expenses related to stock-based compensation.

During 2010, research and development costs decreased in absolute dollars compared to 2009 primarily due to a $528,000 decrease in personnel-related expenses, a $290,000 decrease in stock-based compensation expenses and a $25,000 decrease in project related expenses. The decrease in personnel-related expenses is primarily due to the restructuring activities undertaken during fiscal 2009.

Endwave has limited visibility to its research and development expenses for 2011 because it and GigOptix are in the process of determining the structure for the combined companies.

Sales and marketing expenses

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Sales and marketing expenses	$2,154	$2,183	(1.3)%
Percentage of revenues	12.9%	11.2%

Sales and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, professional fees, facilities costs, expenses related to stock-based compensation and promotional activities.

During 2010, sales and marketing expenses were comparable to the expenses in 2009 primarily due to a $320,000 decrease in stock-based compensation and a $107,000 decrease in bad debt expense, which were offset by a $259,000 increase in sales commissions, a $92,000 increase in marketing expenses, a $47,000 increase in travel expenses and a $29,000 increase in personnel-related expenses.

Endwave has limited visibility to its sales and marketing expenses for 2011 because it and GigOptix are in the process of determining the structure for the combined companies.

General and administrative expenses

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
General and administrative expenses	$3,951	$5,577	(29.2)%
Percentage of revenues	23.6%	28.6%

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, legal, information technology and human resources personnel, professional fees, facilities costs, and expenses related to stock-based compensation.

During 2010, general and administrative expenses were $4.0 million compared to $5.6 million in 2009. The decrease in general and administrative expenses was primarily due to a $846,000 decrease in personnel-related expenses and a $815,000 decrease in stock-based compensation, which were partially offset by a $28,000 increase for professional fees. The decrease in personnel-related expenses is primarily due to the restructuring activities undertaken during fiscal 2009.

Endwave has limited visibility to its general and administrative expenses for 2011 because it and GigOptix are in the process of determining the structure for the combined companies.

Restructuring

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Restructuring	$49	$2,408	(98.0)%

During the first quarter of 2009, Endwave undertook certain restructuring activities to reduce expenses. These terminations affected all areas of Endwave’s operations. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities in the first quarter of 2009 was $1.2 million and all cash payments have been made. Of this amount, approximately $182,000 has been included in income from discontinued operations. During the first quarter of 2010, Endwave recorded a $14,000 positive adjustment as a result of lower benefit charges in connection with its first quarter 2009 restructuring plan than were originally anticipated.

During the second quarter of 2009, Endwave undertook certain additional restructuring activities to reduce expenses. These terminations affected all areas of its operations. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with the employee terminations. The net charge for these restructuring activities was $243,000 and all cash payments have been made. Of this amount, approximately $39,000 has been included in the discontinued operations line item on the consolidated statements of operations.

During the fourth quarter of 2009, Endwave undertook certain additional restructuring activities, including the departure of a senior executive, to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $1.2 million. The remaining restructuring liability of $665,000 at December 31, 2010 is expected to be substantially paid by the end of the third quarter of 2012.

During the third quarter of 2010, Endwave undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with an employee termination. The net charge for these restructuring activities was $63,000 and all cash payments have been made.

Although Endwave currently anticipates the integration of Endwave and GigOptix to include some restructuring activities, Endwave and GigOptix have not yet determined the final structure for the combined companies.

Interest and other income (expense), net

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Interest and other income (expense), net	$(45)	$209	(121.5)%

Interest and other income, net consists primarily of interest income earned on Endwave’s cash, cash equivalents and investments, the amortization of the deferred gain from the sale of its Diamond Springs, California location, which ended in June 2009, and gains and losses related to foreign currency transactions.

The decrease in interest and other income from 2009 to 2010 was primarily the result of decreased interest earned on Endwave’s investments and increased interest expense for Endwave’s long-term restructuring liability.

During 2010, Endwave earned $80,000 of interest income, which was offset by interest expense, banking charges and losses on foreign currency transactions. During 2009, Endwave earned $205,000 of interest income and recognized $76,000 of other income from the amortization of the deferred gain from the sale of its Diamond Springs, California location, which was partially offset by banking charges and losses on foreign currency transactions.

Endwave’s functional currency is the U.S. Dollar. Transactions in foreign currencies other than the functional currency are remeasured into the functional currency at the time of the transaction. Foreign currency transaction losses consist of the remeasurement gains and losses that arise from exchange rate fluctuations related to its operations in Thailand. During 2010 and 2009, Endwave recorded foreign currency transaction losses of $6,000 and $15,000, respectively.

Benefit for income taxes

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Benefit for income taxes	$—	$(105)	(100.0)%

During 2009, Endwave recorded an income tax benefit of $105,000, due to a benefit from refundable research and development tax credits in the United States. During 2010, Endwave did not record any income tax benefit because the research and development tax credit was not refundable.

No other income tax expense (benefit) has been recorded because Endwave has incurred operating losses that cannot be benefitted due to a full valuation allowance.

Discontinued Operations

	Year Ended December 31,
	2010	2009	% Change
	(In thousands)
Income (loss) from discontinued operations, net of tax	$—	$17,571	(100.0)%

On April 30, 2009, Endwave entered into an Asset Purchase Agreement with Microsemi pursuant to which Microsemi purchased its Defense and Security RF module business including all of the outstanding capital stock of Endwave Defense Systems Incorporated. As consideration, Microsemi assumed certain liabilities associated exclusively with the Defense and Security RF module business and paid $28.0 million in cash.

Endwave classified the results of the Defense and Security RF module business as a discontinued operation in its consolidated statements of operations for all periods presented. During 2009, Endwave recognized income from discontinued operations of $17.6 million net of tax expenses. The income was a result of the gain on sale of the discontinued operations of $19.6 million partially offset by a $2.0 million loss from the discontinued operations in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Total revenues

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Total revenues	$19,502	$38,696	(49.6)%
Product revenues	$19,502	$38,593	(49.5)%
Development fees	$—	$103	(100.0)%

Total revenues decreased by $19.2 million, or 50%, from 2008 to 2009. The demand for Endwave’s products has declined relative to prior periods as the mobile communication industry has been impacted to a significant degree by the current global economic downturn and credit crisis. Additionally, during the second half of 2009 a key legacy product for a major customer’s radio platform experienced a rapid and unanticipated drop in sales while sales of Endwave’s new module designs supporting next-generation radios were just beginning their production ramp. The revenues from the new module designs did not offset the decline in revenues from the legacy product.

Cost of product revenues

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Cost of product revenues	$14,791	$26,227	(43.6)%
Percentage of revenues	75.9%	67.8%

During 2009, the cost of product revenues as a percentage of revenues increased compared to 2008, primarily due to the decreased absorption of Endwave’s overhead costs resulting from decreased production, continued pricing pressure resulting in lower product margins, an $878,000 increase in inventory reserves due to excess material related to a rapid and unanticipated drop in sales of a legacy product for a major customer’s radio platform and an $86,000 increase in reserve for material related to a product built for a customer currently in bankruptcy liquidation. The cost of product revenues in both periods was favorably impacted by the utilization of inventory that was previously written off, amounting to approximately $100,000 during 2009 and $85,000 during 2008.

Research and development expenses

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Research and development expenses	$5,483	$6,764	(18.9)%
Percentage of revenues	28.1%	17.5%

During 2009, Endwave undertook certain restructuring activities to reduce expenses, which resulted in a decrease of 21 product and process engineering employees and $808,000 in associated personnel-related expenses. In addition, during 2009, research and development costs decreased compared to 2008 due to a decrease of $317,000 for stock-based compensation expenses and a decrease of $209,000 for project-related expenses.

Sales and marketing expenses

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Sales and marketing expenses	$2,183	$3,446	(36.7)%
Percentage of revenues	11.2%	8.9%

During 2009, sales and marketing expenses were $2.2 million compared to $3.4 million in 2008. During 2009, Endwave undertook certain restructuring activities to reduce expenses, which resulted in a decrease of three sales and marketing employees and $498,000 in associated personnel-related expenses. In addition, during 2009 sales and marketing expenses decreased compared to 2008 due to a decrease of $250,000 for stock-based compensation expenses and a decrease of $184,000 for bad debt expenses.

General and administrative expenses

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
General and administrative expenses	$5,577	$7,531	(25.9)%
Percentage of revenues	28.6%	19.5%

During 2009, general and administrative expenses were $5.6 million compared to $7.5 million in 2008. During 2009, Endwave undertook certain restructuring activities to reduce expenses, which resulted in a decrease of ten general and administrative employees and $798,000 in associated personnel-related expenses. In addition, during 2009, general and administrative expenses decreased compared to 2008 primarily due to a decrease of $468,000 for professional fees and a decrease of $320,000 for stock-based compensation expenses.

Restructuring

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Restructuring	$2,408	$—	100.0%

During the first quarter of 2009, Endwave undertook certain restructuring activities to reduce expenses. These terminations affected all areas of its operations. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities in the first quarter of 2009 was $1.2 million and all cash payments have been made. Of this amount, approximately $182,000 has been included in income (loss) from discontinued operations.

During the second quarter of 2009, Endwave undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities in the second quarter of 2009 was $243,000 and all cash payments have been made. Of this amount, approximately $39,000 has been included in income (loss) from discontinued operations.

During the fourth quarter of 2009, Endwave undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities in the fourth quarter of 2009 was $1.2 million and is expected to be substantially completed by the end of the third quarter of 2012.

At December 31, 2008, Endwave had 228 employees. At December 31, 2009, Endwave had 54 employees. The decrease in employees was due to the restructuring mentioned above and the sale of Endwave’s Defense and Security RF module business to Microsemi.

Interest and other income (expense), net

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Interest and other income (expense), net	$209	$1,242	(83.2)%

The decrease in interest and other income from 2008 to 2009 was primarily the result of decreased interest earned on Endwave’s investments. Interest rates decreased significantly from the prior year, especially on the highest rated investment vehicles, leading to lower interest income.

During 2009, Endwave earned $205,000 of interest income and recognized $76,000 of other income from the amortization of the deferred gain from the sale of its Diamond Springs, California location, which was partially offset by banking charges and losses on foreign currency transactions. During 2008, Endwave earned $1.1 million of interest income and recognized $154,000 of other income from the amortization of the deferred gain from the sale of its Diamond Springs, California location, which was partially offset by banking charges and losses on foreign currency transactions.

During 2009 and 2008, Endwave recorded foreign currency transaction losses of $15,000 and $59,000, respectively.

Benefit for income taxes

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Benefit for income taxes	$(105)	$(66)	59.1%

During 2009 and 2008, Endwave recorded an income tax benefit of $105,000 and $66,000, respectively, due to a benefit from refundable research and development tax credits in the United States. No other income tax expense (benefit) has been recorded because Endwave incurred operating losses that cannot be benefitted due to a full valuation allowance.

Discontinued Operations

	Year Ended December 31,
	2009	2008	% Change
	(In thousands)
Income (loss) from discontinued operations, net of tax	$17,571	$(10,787)	(262.9)%

Endwave classified the results of the Defense and Security RF module business as a discontinued operation in its consolidated statements of operations for all periods presented. During 2009, Endwave recognized income from discontinued operations of $17.6 million net of tax expenses. The income was a result of the gain on sale of the discontinued operations of $19.6 million partially offset by a $2.0 million loss from the discontinued operations in 2009. During 2008, Endwave recognized loss from discontinued operations of $10.8 million, which included $6.1 million of impairment charges for the Defense and Security RF module business’ goodwill and intangible assets.

Liquidity and Capital Resources

At December 31, 2010, Endwave had $7.1 million of cash and cash equivalents, $16.4 million in short-term investments, working capital of $26.6 million and no long-term or short-term debt outstanding. The following table sets forth selected consolidated statements of cash flows data for Endwave’s three most recent fiscal years.

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Net cash provided by (used in) operating activities	$(5,523)	$(4,098)	$2,373
Net cash provided by (used in) investing activities	(6,538)	27,892	(4,072)
Net cash provided by (used in) financing activities	(35,950)	632	417
Net cash used in discontinued operations	—	(3,266)	(3,724)
Cash, cash equivalents, restricted cash, short-term and long-term investments at end of period	$23,527	$66,465	$45,948

During 2010, operating activities used $5.5 million of cash compared to $4.1 million of cash in 2009. Endwave’s net loss from continuing operations, adjusted for depreciation and other non-cash items, was a loss of $6.5 million in 2010 as compared to $7.5 million in 2009. The remaining provision of $1.0 million of cash in 2010 was primarily due to a $1.2 million decrease in inventory, a $409,000 decrease in accounts receivable and a $387,000 decrease in other assets which were partially offset by a $603,000 decrease in accrued compensation, restructuring and other current and long term liabilities and a $473,000 decrease in accrued warranty.

During 2009, operating activities used $4.1 million of cash as compared to generating $2.4 million of cash in 2008. Endwave’s net loss from continuing operations, adjusted for depreciation and other non-cash items, was a loss of $7.5 million in 2009 as compared to $375,000 in 2008. The remaining provision of $3.4 million of cash in 2009 was primarily due to a $4.7 million decrease in inventory and a $665,000 increase in accounts payable, which were partially offset by a $767,000 increase in other assets, a $706,000 decrease in accrued warranty and a $462,000 increase in accounts receivable.

During 2010, investing activities used $6.5 million of cash compared to generating $27.9 million of cash in 2009. The use of cash by investing activities in 2010 was primarily due to a net $5.4 million purchase of investments and a purchase of $1.1 million of property and equipment.

During 2009, investing activities provided $27.9 million of cash compared to using $4.1 million of cash in 2008. The source of cash in 2009 was due to the $28.0 million proceeds from the sale of its Defense and Security RF module business and a $600,000 decrease in restricted cash which were partially offset by a purchase of $396,000 of property and equipment and a net $312,000 purchase of investments.

During 2010, financing activities used $36.0 million of cash primarily due to the $36.2 million preferred stock repurchase which was partially offset by $172,000 from the exercise of stock options and $129,000 from the proceeds of stock issuance. In January 2010, Endwave entered into a Stock Purchase Agreement with Oak Investment Partners XI, Limited Partnership, or Oak, pursuant to which it repurchased the 300,000 shares of Endwave Series B Preferred Stock held by Oak for $36.2 million, which included fees and expenses. Such shares had entitled Oak to a liquidation preference equal to its original investment of $45.0 million before any proceeds from a liquidation or sale of Endwave would have been paid to the holders of Endwave’s common stock.

During 2009, financing activities provided cash of $632,000 as compared to $417,000 in 2008. During 2009, Endwave received $331,000 from the exercise of stock options and $317,000 from the proceeds of stock issuance which was partially offset by capital lease payments.

At December 31, 2010, Endwave had a net unrealized loss of $1,000 related to $16.4 million of investments in twenty-nine debt securities. The decrease in the value of these investments is primarily related to changes in interest rates. The investments all mature during 2011 and Endwave believes that it has the ability and intent to hold these investments until the maturity date. Realized gains were $57,000 in 2008. Realized gains and losses were insignificant for the years ended December 31, 2010 and 2009.

Endwave believes that its existing cash and investment balances will be sufficient to meet its operating and capital requirements for at least the next 12 months. With the exception of operating leases discussed in the notes to the consolidated financial statements included in this proxy statement/prospectus, Endwave has not entered into any off-balance sheet financing arrangements and has not established or invested in any variable interest entities. Endwave have not guaranteed the debt or obligations of other entities or entered into options on non- financial assets. The following table summarizes Endwave’s future cash obligations for operating leases, capital leases and purchase obligations, excluding interest, at December 31, 2010:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Contractual Obligations:
Capital lease obligations, including interest	$2	$2	$—	$—	$—
Operating lease obligations	738	443	295	—	—
Purchase obligations	1,418	1,418	—	—	—

Total	$2,158	$1,863	$295	$—	$—

Endwave has purchase obligations to certain suppliers. In some cases the products Endwave purchases are unique and have provisions against cancellation of the order. At December 31, 2010, Endwave had approximately $1.4 million of purchase obligations that are due within the following 12 months.

At December 31, 2010, Endwave had $358,000 of other long-term liabilities consisting of a $234,000 long-term liability for restructuring and $124,000 for income taxes.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued new standards for fair value measurement and disclosures. These new standards require disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. These standards were required to be adopted in the first quarter of 2010. Endwave adopted these standards, which did not have a material impact on its consolidated financial statements.

In February 2010, the FASB issued new standards that amend the subsequent event disclosure requirements for public company filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. These standards were effective upon issuance and did not have a material impact on Endwave’s consolidated financial statements.

In July 2010, the FASB issued new standards that amend the receivable disclosure requirements, including the credit quality of financing receivables and the allowance for credit losses. These standards require additional disclosures that will facilitate financial statement user’s evaluation of the nature of credit risk inherent in financing receivables, how that risk is analyzed in arriving at the allowance for credit losses, and the reason for any changes in the allowance for credit losses. These new standards are required to be adopted for interim and annual reporting periods beginning on or after December 15, 2010. Endwave adopted these standards ,which did not have a material impact on its consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial statements of GigOptix and Endwave as if the merger had occurred on the dates specified below.

Pro Forma Combined Information

The following unaudited pro forma condensed combined balance sheet as of December 31, 2010 is based on (i) the historical consolidated balance sheet of GigOptix as of December 31, 2010 and (ii) the historical consolidated balance sheet of Endwave as of December 31, 2010. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 is based on (i) the historical consolidated statement of operations of GigOptix for the year ended December 31, 2010 and (ii) the historical consolidated statement of operations of Endwave for the year ended December 31, 2010.

The unaudited pro forma condensed combined financial information also reflects the effects of acquiring Endwave for an aggregate estimated consideration of approximately 9.2 million shares of GigOptix common stock based on the closing GigOptix share price of $2.55 on April 28, 2011. If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. The total number of shares GigOptix will issue to holders of outstanding Endwave in-the-money options is determined by a formula that is based on the closing price of Endwave and GigOptix common stock on the trading day immediately preceding the date the merger is completed. The number of GigOptix shares to be issued to holders of Endwave common stock and Endwave restricted stock units is determined according to a separate formula set forth in the merger agreement. The intent of this formula is for GigOptix to issue a total number of shares in exchange for Endwave common stock and Endwave restricted stock units equal to 42.5% of the outstanding stock of the combined company, minus 42.5% of the number derived from the formula used in calculating the number of the shares of GigOptix common stock to be issued to holders of outstanding Endwave in-the-money options. The specific number of shares of GigOptix common stock to be issued in the merger, as well as the conversion ratio for Endwave shares and the value of the shares GigOptix will issue, cannot be determined until the time the merger is completed because the number of shares of GigOptix common stock and Endwave common stock, restricted stock units and in-the-money options outstanding at the time the merger is completed, and the closing prices of both Endwave’s and GigOptix’ common stock on the trading day immediately prior to the date the merger is completed, cannot be determined until such time.

Pro forma combined adjustments and the assumptions related to the Endwave acquisition were prepared using the purchase method of accounting and are based on the assumption that the acquisition of Endwave took place as of December 31, 2010 for purposes of the pro forma condensed combined balance sheet and January 1, 2010 for purposes of the pro forma condensed combined statement of operations.

In accordance with the purchase method of accounting, the actual consolidated financial statements of GigOptix will reflect the Endwave acquisition only from and after the date of acquisition. GigOptix has not yet undertaken any detailed analysis of the fair value of Endwave’s assets and liabilities and will not finalize the purchase price allocation related to the Endwave acquisition until after the merger is consummated. As such, the following pro forma condensed combined balance sheet includes balances for Endwave as of December 31, 2010 without any adjustments to reflect the fair value of the balances as would be required with the purchase method of accounting.

For purposes of the pro forma condensed combined financial information, adjustments for estimated transaction and integration costs for the Endwave acquisition have been excluded. These aggregate estimated transaction costs are expected to be approximately $2.4 million and include estimated costs associated with investment banker advisory fees and legal fees of both companies. In addition, the combined company will incur integration costs related to system conversions and certain employee-related severance costs. The specific details of these integration plans will continue to be refined over the next couple of quarters.

The unaudited pro forma condensed combined financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the Endwave acquisition, including but not limited to those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions and (iii) increased operational efficiencies through the adoption of best practices and capabilities from each company.

The pro forma condensed combined financial information has been prepared in accordance with the rules and regulations of the SEC. The pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future operating results or financial position.

You are urged to read the pro forma condensed combined financial information below together with GigOptix’s and Endwave’s historical consolidated financial statements and accompanying notes, included elsewhere in this proxy statement/prospectus.

GIGOPTIX, INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2010

	GigOptix	Endwave	Pro Forma Combined Adjustments		Pro Forma Combined
	(in thousands)
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,502	$7,147	$—		$11,649
Short-term investments	—	16,380			16,380
Accounts receivable, net	5,366	2,600			7,966
Inventory	1,609	3,719			5,328
Other current assets	405	554			959

Total current assets	11,882	30,400			42,282
Property and equipment, net	3,717	2,048			5,765
Goodwill, intangible assets, net and in-process research and development	11,268	—			11,268
Restricted cash	356	—			356
Other assets	653	26			679

Total assets	$27,876	$32,474	$—		$60,350

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,960	$1,837	$—		$4,797
Accrued and other current liabilities	4,761	1,560			6,321
Line of credit	2,999	—			2,999
Restructuring liabilities, short-term	62	431			493
Long-term debt, current portion	227	—			227

Total current liabilities	11,009	3,828			14,837
Pension liabilities	211	—			211
Restructuring liabilities, long-term	—	234			234
Other long-term liabilities	1,266	124			1,390

Total liabilities	12,486	4,186	—		16,672
Stockholders’ equity:
Common stock	12	10	(1	)(A)	21
Additional paid-in capital	88,553	317,291	(293,867	)(A)	111,977
Other comprehensive income (loss)	178	(1)	1	(A)	178
Accumulated deficit	(73,353)	(289,012)	293,867	(A)	(68,498)

Total stockholders’ equity	15,390	28,288	—		43,678

Total liabilities and stockholders’ equity	$27,876	$32,474	$—		$60,350

See accompanying notes to unaudited pro forma condensed combined financial information.

GIGOPTIX, INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

	GigOptix	Endwave	Pro Forma Combined Adjustments		Pro Forma Combined
	(in thousands, except per share data)
	(unaudited)
Revenue	$26,876	$16,716	$—		$43,592
Cost of revenue	12,551	14,002	—		26,553

Gross profit	14,325	2,714	—		17,039
Operating expenses:
Research and development	8,659	4,607	—		13,266
Selling, general and administrative	8,889	6,105	—		14,994
Negative goodwill	—	—	(4,855	)(B)	(4,855)
Restructuring expense	388	49	—		437

Total operating expenses	17,936	10,761	(4,855)		23,842

Loss from operations	(3,611)	(8,047)	4,855		(6,803)
Interest and other expense, net	(698)	(45)	—		(743)

Net loss before provision for income taxes	(4,309)	(8,092)	4,855		(7,546)
Provision for income taxes	(51)	—	—		(51)

Net loss	$(4,360)	$(8,092)	$4,855		$(7,597)

Net loss per common share:
Basic and diluted	$(0.41)	$(0.83)			$(0.39)

Weighted-average number of shares used to compute net loss per share:
Basic and diluted	10,689	9,774	(749	)(C)	19,714

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1) Basis of Preliminary Purchase Price Allocation

The following preliminary allocation of the Endwave purchase price is based on GigOptix’s preliminary estimates of the fair value of the tangible and intangible assets and liabilities of Endwave as of December 31, 2010. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the acquisition and will be completed after the acquisition is consummated. Such final determination of the purchase price allocation may be different than the preliminary estimates used in these pro forma condensed combined financial statements.

The estimated purchase price of Endwave (as calculated in the manner described above) is allocated to the assets to be acquired and liabilities to be assumed based on the following preliminary basis as of December 31, 2010 (amounts in thousands):

Cash, investments, accounts receivable, inventory and other current assets	$30,400
Net property, plant and equipment	2,048
Other non-current assets	26
Current liabilities	(3,828)
Non-current liabilities	(358)
Negative goodwill	(4,855)

Total estimated purchase price	$23,433

(2) Pro Forma Combined Adjustments

The following pro forma combined adjustments have been reflected in the unaudited pro forma condensed combined financial information. These adjustments give effect to pro forma events that are (i) directly attributable to the Endwave merger, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have continuing impact on the combined company.

All adjustments are based on current assumptions and are subject to change upon completion of the final purchase price allocation based on the intangible assets and liabilities of Endwave at the merger closing date.

Balance Sheet Adjustments

(A) To reflect the elimination of Endwave’s stockholders’ equity balances as of December 31, 2010 and to reflect the issuance of 9.2 million shares of GigOptix common stock (valued at $23.4 million for purposes of this pro forma combined information based on the GigOptix stock price on April 28, 2011) as consideration delivered to acquire Endwave.

Income Statement Adjustments

(B) To reflect the expense associated with the estimated negative goodwill. For purposes of the pro forma financial statements, it was assumed that the amount of estimated identifiable intangible assets was zero and that the full $4.9 million related to negative goodwill. Therefore, there were no adjustments to the pro forma condensed combined balance sheet related to intangible assets and no adjustments to the pro forma condensed combined statement of operations related to the amortization of intangible assets.

(C) To reflect (i) the elimination of Endwave’s basic common shares outstanding, net of (ii) the assumed issuance of basic common shares as a result of the transaction, assuming this transaction occurred at the beginning of the period.

For purposes of preparing these pro forma condensed combined financial statements, the fair value of Endwave’s inventory, accounts receivable and property, plant and equipment were estimated to approximate their carrying value on the date of acquisition. To the extent that the final purchase price allocation causes GigOptix’s cost of revenue, depreciation and amortization expense to differ from the amount presented in the accompanying pro forma condensed combined statement of income information, earnings per common share will be affected.

THE ENDWAVE CORPORATION SPECIAL STOCKHOLDERS MEETING

This section contains information about the special meeting of Endwave stockholders that has been called to adopt the merger agreement and approve the adjournment proposal. This proxy statement/prospectus is being furnished to Endwave stockholders in connection with the solicitation of proxies by the Endwave board of directors to be used at the special meeting. Endwave is first mailing this proxy statement/prospectus and enclosed proxy card on or about [—], 2011.

Date, Time and Place

A special meeting of the Endwave stockholders will be held on June 10, 2011, starting at 8:00 a.m., local time (unless it is adjourned or postponed to a later date) at Endwave’s offices at 130 Baytech Drive, San Jose, California 95134.

Purpose of Special Meeting

The purpose of the special meeting is for Endwave stockholders to consider and vote upon proposals to adopt the merger agreement and approve the potential adjournment of the special meeting.

Recommendation of the Endwave Board of Directors

The Endwave board of directors unanimously recommends that Endwave stockholders vote “FOR” the adoption of the merger agreement and “FOR” the adjournment proposal.

As discussed elsewhere in this document, at a meeting duly called and held, the Endwave board of directors has (i) unanimously determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of the Company’s stockholders, (ii) unanimously approved and adopted the merger agreement and the transactions contemplated thereby and (iii) unanimously resolved to recommend adoption of the merger agreement by the stockholders of Endwave.

Endwave stockholders should carefully read this document in its entirety for more detailed information concerning the merger agreement. In particular, Endwave stockholders are directed to the merger agreement, which is attached hereto as Annex  A.

Endwave Record Date; Shares Entitled to Vote

The Endwave board has chosen the close of business on April 15, 2011 as the record date that will determine the stockholders who are entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement of the special meeting. Only holders of record at the close of business on the record date are entitled to vote at the special meeting. At the close of business on the record date, there were 9,890,382 shares of Endwave common stock outstanding, held by approximately 78 holders of record. A list of the names of Endwave stockholders of record will be available at the special meeting and for 10 days prior to the special meeting for any purpose related to the special meeting during regular business hours at Endwave’s principal executive offices located at 130 Baytech Drive, San Jose, California 95134. Each holder of shares of Endwave common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of the special meeting.

Quorum

In order for Endwave to satisfy its quorum requirements, the holders of a majority of the total number of outstanding shares of Endwave common stock entitled to vote at the special meeting must be present in person or represented by proxy. Shares of Endwave common stock represented at the meeting but not voted, including shares for which proxies have been received but for which stockholders have abstained on either or both of the matters, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum. “Broker non-votes” will also be counted for the purpose of determining a quorum at the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

Required Vote

•

The merger agreement proposal requires the affirmative vote of a majority of outstanding shares. The affirmative vote of a majority of the shares of Endwave common stock outstanding and entitled to vote as of the record date is required to adopt the merger agreement.

•

The adjournment proposal requires the affirmative vote of a majority of votes present at the special meeting. The affirmative vote of the holders of a majority of the voting power of the shares of Endwave common stock present in person or represented by proxy at the Endwave special meeting is required to approve one or more adjournments of the Endwave special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the other proposals.

Abstentions

Abstentions will be counted towards the vote total for each proposal, and will have the same effect as “Against” votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

Shares Held in Street Name

If you are the beneficial owner of shares held by a broker, bank or other agent as your nominee, please follow the instructions given by your broker to vote included with these proxy materials, or to vote in person at the annual meeting, request a valid proxy from your agent. If you do not give any voting instructions to your agent, your agent can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. Discretionary items are proposals considered “routine” under the rules of the New York Stock Exchange, or NYSE, on which your agent may vote shares held by it in the absence of your voting instructions. Non-discretionary items are proposals considered “non-routine” under the rules of the NYSE, including those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or stockholder proposals. On non-discretionary items for which you do not give your agent instructions, the shares will be treated as broker non-votes.

Voting of Proxies by Holders of Record

If you are a record holder of shares of Endwave common stock, you may submit your proxy, or vote, in either of the following ways:

•	To vote in person, come to the annual meeting and Endwave will give you a ballot when you arrive.

•

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to Endwave before the special meeting, Endwave will vote your shares as you direct.

All shares of Endwave common stock entitled to vote and represented by properly completed proxies received prior to the special meeting and not properly revoked, will be voted at the special meeting as instructed on the proxies. If Endwave stockholders submit a properly completed proxy but do not indicate how their shares of Endwave common stock should be voted on a matter, the shares of Endwave common stock represented by their properly completed proxy will be voted as the Endwave board recommends and therefore, FOR the adoption of the merger agreement and FOR the adjournment proposal. Proxy materials are available at https://materials.proxyvote.com/29264A.

Revocability of Proxies

If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•	You may submit another properly completed proxy card with a later date.

•	You may send a timely written notice that you are revoking your proxy to Endwave’s Corporate Secretary at 130 Baytech Drive, San Jose, California 95134.

•	You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent as a nominee, you should follow the instructions provided by your broker, bank or other agent.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting of the time, date and place of the adjourned meeting. For the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes at the time of such adjournment to adopt the merger agreement, you may vote FOR, AGAINST or ABSTAIN. Any signed proxies received by Endwave for which no voting instructions are provided on such matter will be voted FOR the adjournment proposal. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Endwave stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

Solicitation of Proxies

Endwave will pay for the entire cost of soliciting proxies. In addition to these proxy materials, Endwave’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Endwave may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and is qualified in its entirety by reference to, the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference.

Description of the Merger

Under the terms of the merger agreement, Merger Sub will be merged with and into Endwave. As a result of the merger, the separate corporate existence of Merger Subsidiary will cease and Endwave will survive as a wholly-owned subsidiary of GigOptix.

Upon consummation of the merger, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. The total number of shares GigOptix will issue to holders of outstanding Endwave in-the-money options is determined by a formula that is based on the closing price of Endwave and GigOptix common stock on the trading day immediately preceding the date the merger is completed. The number of GigOptix shares to be issued to holders of Endwave common stock and Endwave restricted stock units is determined according to a separate formula set forth in the merger agreement. The intent of this formula is for GigOptix to issue a total number of shares in exchange for Endwave common stock and Endwave restricted stock units equal to 42.5% of the outstanding stock of the combined company, minus 42.5% of the number derived from the formula used in calculating the number of shares of GigOptix common stock to be issued to holders of outstanding Endwave in-the-money options. Endwave stockholders will receive cash for any fractional share of GigOptix common stock that they would otherwise receive in the merger based on the closing price of GigOptix’ common stock as reported on the OTC Bulletin Board on the trading day immediately prior to the effective time of the merger.

In addition, Endwave restricted stock units and options to acquire Endwave common stock outstanding immediately prior to the consummation of the Merger will be converted into shares of GigOptix common stock based on formulas contained in the merger agreement and as described under “The Merger Agreement—Treatment of Endwave Stock Options” and “The Merger Agreement—Treatment of Restricted Stock Units” beginning on page 161 of this proxy statement/prospectus such that following the merger, the pre-merger holders of common stock and restricted stock units of Endwave will own approximately 42.5% of the combined company, less 42.5% of the shares issued in the merger in respect of Endwave stock options.

Background of the Merger

The board of directors of each of Endwave and GigOptix has from time to time engaged with senior management of its respective company in reviews and discussions of potential strategic alternatives, and has considered ways to enhance each company’s performance and prospects in light of competitive and other relevant developments. These reviews have included periodic discussions with regard to potential transactions that would further the company’s strategic objectives and the potential benefits and risks of those transactions.

In 2008 and 2009, senior executives of GigOptix and Endwave met periodically to discuss their respective companies and potential strategic relationships between GigOptix and Endwave, but none of these discussions progressed beyond the preliminary stage.

In April 2009, Endwave sold its defense and homeland security business to Microsemi Corporation.

In late 2009, Endwave explored the possible sale of its remaining telecommunications business assets to a non-U.S. microwave and millimeterwave component and sub-system supplier, which we refer to as Party A.

Party A’s offer, which was subject to Party A’s satisfactory completion of a “due diligence” review and negotiation of a mutually-agreeable asset purchase agreement, was to purchase such assets for approximately $6,000,000 in cash, and to assume only certain specified Endwave liabilities. The transaction would have necessitated a post-closing liquidation of Endwave in which Endwave would not be able to distribute cash to any of its stockholders until satisfaction of Endwave’s retained liabilities. The Endwave board of directors, after considering the risks and merits of the proposed transactions, determined that it was in the best interest of Endwave’s stockholders not to proceed with the proposed transactions.

On January 27, 2010, Dr. Katz sent an email to John Mikulsky, Endwave’s President and Chief Executive Officer, and suggested to meet and discuss prospects of mutual interest. On February 9, 2010, the email sent by Dr. Katz to Mr. Mikulsky was forwarded to a representative of Merriman. In response, the representative of Merriman contacted Dr. Katz and the two met on February 11, 2010 to discuss potential strategic relationships between GigOptix and Endwave, including interest in a merger or acquisition transaction.

On March 5, 2010, Mr. Mikulsky and a representative of Merriman met with Dr. Katz in person. At this meeting, Dr. Katz expressed an interest in a strategic combination of GigOptix and Endwave.

On July 1, 2010, the Endwave board of directors held a meeting at which all members of the Endwave board of directors were present. A representative of Merriman and a representative of Cooley LLP, or Cooley, Endwave’s outside counsel, were also present. At such meeting, Endwave management reported to the Endwave board of directors on recent developments in Endwave’s business, including recent declines in sales of radio module products to Endwave’s largest customer. The Endwave board of directors then engaged in a discussion of Endwave’s strategic alternatives to address the business developments outlined by management. As a part of such discussion, a representative of Cooley advised the Endwave directors of their fiduciary duties in pursuing a potential sale of Endwave. After discussion, the Endwave board of directors authorized management and Merriman to pursue discussions with potential strategic partners.

From July 2010 through September 2010, Endwave and Merriman contacted approximately 30 companies that had been identified by Endwave and Merriman as potentially interested in an acquisition of or by Endwave. During this process, of the companies contacted, only GigOptix, Party A and a company that is referred to in this proxy statement/prospectus as Party B engaged in discussions with Endwave that progressed beyond the preliminary stages.

As a part of this process, on July 12, 2010, a representative of Merriman contacted Dr. Katz by telephone to inquire as to whether GigOptix continued to be interested in a potential strategic transaction with Endwave.

On July 21, 2010, the Endwave board of directors held its regular quarterly in-person board meeting at which all members of the board of directors, members of Endwave management, a representative of Merriman and a representative of Cooley were present. At that meeting, a Merriman representative reported to the board of directors on the status of its contacts with the potential strategic partners discussed at the July 1 board of directors meeting.

On August 11, 2010, the Endwave board of directors held a telephonic board meeting at which all members of the board of directors, Curt Sacks, Endwave’s Chief Financial Officer, a representative of Merriman and a representative of Cooley were present. At that meeting, Merriman’s representative reported to the board of directors on Endwave’s discussions with potential strategic partners.

On September 23, 2010, a representative of Merriman and Dr. Katz met in person to discuss a potential strategic combination of Endwave and GigOptix.

On September 28, 2010, Mr. Ron Shelton, who was then GigOptix’ Chief Financial Officer, contacted Wade Meyercord, Endwave’s Chairman of the Board, to encourage Endwave to consider a strategic combination with GigOptix.

On October 2, 2010, Mr. Mikulsky met with representatives of Party A to discuss Party A’s level of interest in a potential strategic transaction with Endwave.

On October 15, 2010, Mr. Mikulsky, a representative of Merriman and Dr. Katz met in GigOptix’ offices, and Dr. Katz presented a potential acquisition scenario.

On October 20, 2010, the Endwave board of directors held its regular quarterly in-person board meeting at which all members of the board of directors, members of Endwave management, a representative of Merriman and a representative of Cooley were present. At that meeting, Merriman’s representative reported to the board of directors on the status of Endwave’s discussions with potential strategic partners.

On October 22, 2010, Mr. Mikulsky, a representative of Merriman and Dr. Katz met in person to discuss Endwave’s and GigOptix’ respective business and whether there was a strategic fit between Endwave and GigOptix.

On October 25, 2010, Dr. Katz sent a representative of Merriman an email indicating GigOptix’ desire to move forward with discussions regarding a potential combination of Endwave and GigOptix. In a subsequent email to Merriman’s representative that day, Dr. Katz outlined a potential schedule for review of each company’s financial projections and GigOptix’ submission of a nonbinding letter of intent setting forth the terms on which GigOptix would be prepared to negotiate a definitive merger agreement.

On November 2, 2010, Mr. Mikulsky and a representative of Merriman met with a representative of Party B to discuss Party B’s level of interest in a potential strategic transaction with Endwave.

On November 11, 2010, Mr. Sacks, Mr. Shelton and a representative of Merriman met in person to review each company’s financial projections for fiscal years 2010 through 2012.

On November 18, 2010 and November 19, 2010, Mr. Mikulsky, Mr. Sacks and a representative from Merriman met in person with representatives of Party A.

On November 24, 2010, Mr. Mikulsky, Dr. Katz and a representative of Merriman met in person to discuss the potential benefits of a stock-for-stock merger between Endwave and GigOptix.

On November 29, 2010, the GigOptix board of directors held a meeting at which all members of the GigOptix board of directors were present. A representative of Nixon Peabody LLP, or Nixon Peabody, GigOptix’ outside counsel, was also present. At such meeting, GigOptix management reported to the GigOptix board of directors on the discussions held to date regarding a potential stock-for-stock merger between Endwave and GigOptix. The GigOptix board of directors discussed the possibility of a combination of the two companies, and authorized management of GigOptix to present a nonbinding letter of intent for a stock-for-stock merger in which Endwave’s stockholders would receive approximately 50% of the outstanding shares of the combined company. After the meeting of the GigOptix board of directors, Dr. Katz sent Mr. Mikulsky such nonbinding letter of intent.

On December 2, 2010, Party A sent a non-binding indication of interest to a representative of Merriman reiterating Party A’s interest in proceeding with an asset purchase transaction as originally discussed in late 2009. This indication of interest was forwarded by Merriman’s representative to Mr. Mikulsky and Mr. Sacks. The indication of interest made it clear that, in light of Endwave’s decreased forecasts as compared to those in late 2009, the purchase price to be paid by Party A would have been less than the $6,000,000 offered in 2010.

On December 7, 2010, a representative of Merriman provided Endwave’s board of directors with a status report on Endwave’s meetings with various potential strategic partners, in which GigOptix was identified as the only company that had been identified as interested in pursuing an acquisition of all of Endwave’s outstanding stock. Merriman’s representative reviewed the terms of the letter of intent and compared and contrasted them with the terms discussed with Party A in late 2009.

On December 9, 2010, Endwave received a decreased revenue forecast from its largest customer, as well as a telephone inquiry from a U.S. microwave and millimeterwave sub-system supplier, which we refer to as Party B, regarding a potential stock-for-stock merger.

On December 14, 2010, Endwave sent revised financial projections to GigOptix and Party B.

On December 15, 2010, Dr. Katz met with all members of the Endwave board of directors in person. Earlier that day, a financial advisor to Party B had contacted Merriman’s representative by telephone outlining the terms on which Party B would be willing to acquire Endwave. Party B’s initial offer, which was subject to Party B’s satisfactory completion of a “due diligence” review and negotiation of a mutually-agreeable merger agreement, would have entailed the issuance of shares of Party B common stock to Endwave’s stockholders having a value of approximately $15 million as of such date.

On December 16, 2010, Mr. Mikulsky met with the Chief Executive Officer of Party B in person to discuss a potential strategic combination of Endwave and Party B in view of Endwave’s revised financial projections. That same day, the GigOptix board of directors held a meeting at which all members of the GigOptix board of directors were present. A representative of Nixon Peabody was also present. At such meeting, GigOptix management reported to the GigOptix board of directors on the revised financial projections that Endwave had provided to GigOptix, as well as the meeting between Dr. Katz and the members of the Endwave board of directors. The GigOptix board of directors discussed revising the terms set forth in the nonbinding letter of intent to reduce the number of shares in the combined company that Endwave’s stockholders would receive to 40% of the outstanding shares of the combined company. Following the meeting of the GigOptix board of directors, Dr. Katz sent Mr. Mikulsky a revised nonbinding letter of intent providing for a stock-for-stock merger in which Endwave’s stockholders would receive approximately 40% of the outstanding shares of the combined company, with the reduction attributable to Endwave’s reduced revenue forecast.

On December 17, 2010, Mr. Shelton sent revised financial projections to Endwave.

On December 20, 2010, the Endwave board of directors held a telephonic meeting at which all members of the Endwave board of directors other than John McGrath, Mr. Sacks, a representative of Merriman and a representative of Cooley were present. Merriman’s representative reported to the board of directors regarding Endwave’s negotiations with GigOptix and Party B. The Endwave board of directors engaged in a full discussion of the risks and merits of the proposed transaction with GigOptix and Party B, as well as of Endwave as a stand-alone company. After full discussion, the Endwave board of directors determined that the proposed transaction with GigOptix was likely to be more advantageous to Endwave’s stockholders than the proposed transaction with Party B or Endwave remaining as a stand-alone company, and accordingly directed Endwave management to proceed with its negotiations.

On December 23, 2010, Party B’s financial advisor contacted a representative of Merriman by telephone to convey revised terms on which Party B would be willing to acquire Endwave in a stock-for-stock merger transaction. Party B’s revised offer, which was subject to Party B’s satisfactory completion of a “due diligence” review and negotiation of a mutually-agreeable merger agreement, would have entailed the issuance of shares of Party B common stock to Endwave’s stockholders having a value of approximately $19 million as of such date.

On December 28, 2010, Dr. Katz contacted a representative of Merriman by telephone to indicate GigOptix’ willingness to increase the number of shares to be issued to Endwave’s stockholders from approximately 40% of the outstanding shares of the combined company to approximately 45% of the outstanding shares of the combined company.

The Endwave board of directors held a series of telephonic meetings on December 28, 29 and 30, 2010, at which all members of the Endwave board of directors, Mr. Sacks, a representative of Merriman and a representative of Cooley were present. During this series of meetings, Merriman’s representative made a presentation to the Endwave board of directors comparing the risks and merits of Endwave remaining as a stand-alone company, engaging in the potential transaction with GigOptix, engaging in the potential transaction with Party B, or selling its assets to Party A on the terms discussed in 2009. The Endwave board of directors engaged in full discussions of the risks and merits of the possible transactions, as well as of Endwave as a stand-alone company. After these discussions, the Endwave board of directors determined that the proposed transaction with GigOptix was likely to be more advantageous to Endwave’s stockholders than the proposed transaction with Party B or Endwave remaining as a stand-alone company and directed Endwave management to enter into a nonbinding letter of intent with GigOptix on the terms conveyed by Dr. Katz on December 28, 2010.

On December 30, 2010, Dr. Katz communicated with each of the members of the GigOptix board of directors that additional discussions had been held with Endwave’s management and a representative of Merriman regarding increasing the number of shares to be issued to Endwave’s stockholders from approximately 40% of the outstanding shares of the combined company to approximately 45% of the outstanding shares of the combined company. After discussions between the members of the GigOptix board of directors, it was decided that Dr. Katz should send a revised nonbinding letter of intent providing for a stock-for-stock merger in which Endwave’s stockholders would receive approximately 45% of the outstanding shares of the combined company, and providing further that the merger would be conditioned on Endwave maintaining a minimum but unspecified level of cash and working capital at closing. Later that day, Dr. Katz sent such revised nonbinding letter of intent to a representative of Merriman, signed by GigOptix.

On December 31, 2010, Endwave and GigOptix entered into the nonbinding letter of intent in the form most recently proposed by GigOptix.

During the month of January 2011, Endwave and GigOptix and their respective financial and legal advisors conducted mutual “due diligence” reviews and negotiated the terms and conditions set forth in a draft merger agreement prepared by Nixon Peabody, including, among other things, whether there would be any closing conditions or purchase price adjustments with regard to Endwave’s or GigOptix’ cash or working capital at closing and the treatment of Endwave options and restricted stock units.

On January 27, 2011, the GigOptix board of directors held a meeting at which all members of the GigOptix board of directors and a representative of Nixon Peabody were present. GigOptix management reported to the GigOptix board of directors on the status of the ongoing negotiations, including outstanding issues with regard to the percentage of the number of shares that Endwave’s stockholders would received in the combined company, closing conditions or purchase price adjustments with regard to Endwave’s or GigOptix’ cash or working capital at closing and the treatment of Endwave options and restricted stock units. The GigOptix board of directors directed the GigOptix management in accordance with its views on these outstanding issues.

On January 27 and 28, 2011, GigOptix and Endwave and their respective financial and legal advisors continued to negotiate the terms and conditions of the merger as set forth in the draft merger agreement. It was ultimately negotiated that there would be no purchase price adjustment or closing conditions relating to either company’s cash or working capital, but the number of shares to be issued to Endwave’s stockholders would be reduced to account for Endwave’s cash and working capital at closing being significantly lower than GigOptix had anticipated. Specifically, the merger agreement was revised between January 28, 2011 and February 3, 2011 to provide that upon consummation of the merger, the outstanding shares of Endwave common stock (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Sub, GigOptix or any subsidiary of GigOptix), including shares issued upon settlement of all outstanding restricted stock units to acquire Endwave common stock, would be converted into the right to receive an aggregate number of shares of GigOptix common stock equal to the product of (0.425/0.575) and the number of shares of GigOptix common stock outstanding immediately prior to consummation of the merger, less 42.5% of the shares of GigOptix common stock to be issued to holders of options to acquire Endwave common stock in the merger.

On February 3, 2011, the GigOptix board of directors held a meeting at which all members of the GigOptix board of directors, a representative of Roth (which was engaged only in the capacity of rendering a fairness opinion to the GigOptix board of directors, and was not an advisor on the transaction) and a representative of Nixon Peabody were present. In that meeting, the representative of Roth presented its financial analysis and delivered Roth’s oral opinion to the GigOptix board of directors (which opinion was confirmed in writing by delivery of Roth’s written opinion dated February 4, 2011) as to the fairness of the merger consideration to the holders of GigOptix stock, from a financial point of view, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Roth in rendering its opinion. The representative of Nixon Peabody provided the GigOptix board of directors with a detailed summary of the most recent draft of the proposed merger agreement, reminded the board members of their fiduciary duties in the context of the proposed merger, and reviewed the matters proposed to be approved by the GigOptix board of directors, including increasing the size of the board and electing John Mikulsky and Joseph Lazzara to become members of the GigOptix board of directors at the closing of the merger. The GigOptix board of directors discussed the proposed merger, and unanimously (i) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interest of GigOptix and its stockholders, (ii) deemed it advisable to enter into the merger agreement and to proceed with the merger, (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and (iv) increased the size of the board to seven members, with vacancies in Class I and Class II of the GigOptix board of directors and elected John Mikulsky and Joseph Lazzara, subject to the consummation of the merger, to serve on the GigOptix board of directors, effective as of the effective time of the merger.

On February 4, 2011, the Endwave board of directors held a meeting at which all members of the Endwave board of directors, representatives of Merriman and a representative of Cooley were present. In that meeting:

•

A representative of Cooley provided the Endwave board of directors with a detailed summary of the most recent draft of the proposed merger agreement, reminded the board members of their fiduciary duties in the context of a sale of Endwave and reviewed the matters proposed to be approved by the Endwave board of directors;

•

Representatives of Merriman presented its financial analysis and delivered Merriman’s oral opinion to the Endwave board of directors, which opinion was subsequently confirmed in writing that, as of the date of the written opinion, and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders of Endwave common stock pursuant to the merger agreement was fair from a financial point of view to such holders;

•

The Endwave board of directors compared the risks and merits of the proposed transaction to the transaction proposed by Party B and Endwave’s prospects as a stand-alone company and unanimously (i) determined that the merger agreement is advisable, (ii) determined that the merger agreement and the transactions contemplated thereby are in the best interests of Endwave and the holders of shares of its commons tock, and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger.

Later that same day, Endwave, GigOptix and Merger Subsidiary executed the merger agreement.

On February 7, 2011, GigOptix issued a joint press release announcing the transaction and the execution of the merger agreement.

GigOptix’ Reasons for the Merger

GigOptix’ board of directors believes that the merger agreement and the merger are fair to and in the best interests of GigOptix and its stockholders. Accordingly, GigOptix’ board of directors unanimously approved the merger and the merger agreement at a meeting held on February 3, 2011.

In reaching its decision to approve the merger, GigOptix’ board of directors, with the assistance of its financial and legal advisers, considered and analyzed a number of factors, including those reviewed by GigOptix’

board of directors at the meetings described above. The following were the material factors that GigOptix’ board of directors considered in determining to approve the merger agreement and the merger:

•

the merger would address GigOptix’ customers’ growing needs for high speed solutions in both wireless mobile backhaul and optical networks by providing a one-stop-shop with a comprehensive solution portfolio to consolidate and simplify supply chains;

•

the merger would strengthen GigOptix’ financial condition, with estimated post-merger consolidated cash and liquid investments estimated by GigOptix’ board of directors to be approximately $16 million after payment of such closing expenses and severance. These estimates are based upon a review of the December 31, 2010 balance sheets of GigOptix and Endwave, projected payments of closing expenses (including to legal, accounting and financial advisors of the parties) and severance, then-current revenue and operating cost expectations of GigOptix for 2011 and 2012, and estimates of potential revenue and operational costs of Endwave both before and after the merger for such time periods based upon information obtained during the “due diligence” review process;

•

the merger would strengthen GigOptix’ high speed design capabilities in both point to point radio and optical networks while providing advanced and low cost assembly, testing and production through Endwave’s facility in Thailand;

•

the merger would allow GigOptix to leverage its high speed broadband ICs, mixed signal technologies, and TFPS™ technology and Endwave’s MLMS™ system-on-chip technology to further increase the level of integration of electro-optical front ends;

•

the merger would enable GigOptix to develop electro-optical systems-on-a-chip such as integrated drivers and modulators, electro-optical transceivers on a chip and microwave photonic transceivers for base stations;

•

the merger would allow GigOptix to consolidate its microwave products with Endwave’s MMIC product line for commercial and military applications with the potential for expansion into the high speed instrumentation market;

•

the merger would strengthen the combined company’s IC design capabilities in both GaAs and SiGe manufacturing processes, which will enable additional integration, functionality and cost reductions for products targeting microwave/millimeter wave and broadband fiber optic applications; and

•	the merger would strengthen GigOptix’ 40G, 100Gbps and next generation 400G SMT packaging capabilities by leveraging Endwave’s expertise in millimeter wave SMD packaging.

GigOptix’ board of directors also considered a number of potentially negative factors, including those listed below:

•	the technical risks associated with developing and commercializing new products and technologies;

•	the expected synergies from combining the two companies may not be realized;

•	that GigOptix may not successfully integrate Endwave’s business with its own;

•	the possibility of losing key employees as a result of the merger;

•	that the combined company may have difficulty managing its growth;

•	that the merger may damage the ability of the combined company to maintain current relationships with customers and suppliers; and

•	that the merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement.

The foregoing list comprises the material factors considered by GigOptix’ board of directors in its consideration of the merger and is a summary and not intended to be an exhaustive list. In view of the variety of factors and information considered in connection with the evaluation of the merger, GigOptix’ board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights or values to the specific factors considered in reaching its decision. Rather, the decision was made after an overall analysis and consideration of all of the factors as a whole. In addition, individual members of GigOptix’ board of directors may have given different weights to different factors. There can be no assurance that the benefits of the potential growth, synergies or opportunities considered by GigOptix’ board of directors will be achieved through consummation of the merger. Instead, this explanation of GigOptix’ reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under the heading “Special Cautionary Note Regarding Forward-Looking Statements” on page 195 of this proxy statement/prospectus.

Endwave’s Reasons for the Merger

In evaluating the merger, the Endwave board of directors consulted extensively with Endwave’s management and financial and legal advisors and considered a number of alternatives to enhance Endwave’s competitive position in the markets it serves and to increase stockholder value. Of such alternatives, the Endwave board of directors believes the proposed merger is in the best interest of Endwave and its stockholders. The Endwave board of directors’ decision to approve the merger agreement and the merger and to recommend to Endwave’s stockholders that they vote for the adoption of the merger agreement was based on a number of factors. These factors included the following:

Endwave as a Stand-Alone Company

The Endwave board of directors considered the current and historical financial condition and results of operations and anticipated future performance of Endwave, as well as the risks and uncertainties associated with continuing to operate Endwave as a stand-alone company, including the following:

•	Endwave’s decrease in revenues in recent periods and diminished prospects for revenue growth in the near term resulting in large part from the decreasing market share of Endwave’s largest customer;

•

the need to increase the scale of Endwave’s business and expand Endwave’s customer base, either through organic growth, strategic acquisitions by Endwave or a sale of Endwave in order to become more competitive and offset the decrease in revenues from its largest customer;

•

the need to develop new products, particularly Endwave’s new semiconductor product line for the defense and security markets, the substantial required investment and long lead times associated with such product development and the risks and uncertainties associated with developing and selling new technologies and products;

•

the challenges of acquisitions made to increase the scale of Endwave’s business and expand its customer base, including identifying suitable acquisition candidates, financing such acquisitions and integrating acquired businesses with Endwave’s business; and

•	the general risks associated with Endwave’s ability to create stockholder value in excess of the value of the merger consideration being offered by GigOptix.

Other Available Alternatives

The Endwave board of directors also considered the possibility of Endwave being acquired by another company and the risks and uncertainties associated with any such alternative acquisition, including the following:

•	the fact that after a comprehensive search for potential acquirors, only Party A and Party B had indicated any significant level of interest in a strategic combination with Endwave, and as a result of the comprehensive nature of the search, the Endwave board of directors determined that it was unlikely that any additional bidders would be identified;

•

the Endwave board of directors’ determination that the value offered by GigOptix was in excess of the greatest amount the Endwave board of directors determined could be expected to be negotiated with Party A and Party B; and

•

the fact that the transaction with Party A would require Endwave to liquidate and dissolve in accordance with Delaware law, which would require the payment of all creditors before any proceeds would be available to Endwave’s stockholders and would likely require that at least some of Endwave’s remaining assets be held for up to three years.

Analyses and Presentations of Management

The analyses and presentations by Endwave management regarding the business, operations, sales, management and competitive position of Endwave and forecasts regarding profitability under various scenarios.

Strategic Considerations

The Endwave board of directors considered their expectations that the merger would result in a larger, more competitive combined company, better positioned to compete in the markets served by the combined company. The Endwave board of directors also considered the benefits of a broader product portfolio and customer base, operational cost savings and scale that would accrue to the combined company and also considered that the opportunities for strategic investment, customer expansion and new growth would be significantly greater for the combined company compared to what Endwave would likely achieve as a stand-alone company.

Merger Consideration

The Endwave board of directors considered the opportunity for Endwave’s stockholders to participate in the potential appreciation of the common stock of the combined company, in light of the perceived benefits of the merger of creating a more competitive and efficient company. The Endwave board of directors also determined that, while the conversion ratio in the merger agreement was not likely to give rise to the Endwave stockholders receiving any meaningful premium to Endwave’s recent common stock trading prices, the shares to be received by the Endwave stockholders in the merger are much more likely to appreciate in value over time than the shares of Endwave common stock and the consideration offered by Party A and Party B.

Financial Analysis and Opinion of Merriman

The Endwave board of directors considered the financial analysis by Merriman, Endwave’s financial advisor, of the proposed consideration and the opinion of Merriman, dated February 4, 2011, to the effect that, as of that date, and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by holders of Endwave common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Terms of the Merger Agreement

The Endwave board of directors considered the terms and conditions of the merger agreement, including but not limited to the following:

•	the belief that the terms of the merger agreement, including the parties’ mutual representations, warranties, covenants and closing conditions, are reasonable;

•	Endwave’s ability, under certain conditions, to provide information to and negotiate with a third party that has made an acquisition proposal; and

•	the ability of Endwave’s board of directors, under certain circumstances, to make a change of recommendation and/or terminate the merger agreement.

Risks and Potentially Negative Factors

The Endwave board of directors also identified and considered a number of uncertainties, risks and other potentially negative factors in its consideration of the merger and merger agreement, including but not limited to the following:

•

the degree of volatility in the recent trading prices of GigOptix common stock, and the risk that the price of GigOptix common stock at the time of the closing of the merger could be lower than the price of such stock as of the time of signing the merger agreement, and accordingly, the value of the stock consideration received by the Endwave stockholders in the merger could be materially less than the value of such stock consideration as of the date that the merger agreement was signed;

•

the possibility that the merger might not be consummated, as a result of the failure to obtain the requisite vote of the stockholders of Endwave, and the potential adverse effects of the failure to consummate the merger on Endwave’s business, customers, revenues, financial condition, operating results, employees and overall competitive positioning and prospects;

•

the risk that as a result of the announcement of the merger, Endwave’s existing relationships with customers could be significantly disrupted and Endwave might have increased difficulty attracting new customers after such announcement;

•

the risk that certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions involving Endwave, including the restriction on Endwave’s ability to solicit proposals for alternative transactions and the requirement that Endwave pay a termination fee of $1.0 million plus certain reasonable documented expenses to GigOptix in certain circumstances following the termination of the merger agreement;

•

the risk that as a result of the announcement or the completion of the merger, key employees of Endwave might terminate their employment with the company and the risk of the transaction diverting management’s attention from the day-to-day operation of Endwave’s business during the pendency of the merger;

•	the fees and expenses associated with completing or attempting to complete the merger;

•

the potential impacts of the restrictions under the merger agreement on Endwave’s ability to take certain actions during the period prior to the closing of the merger (which may delay or prevent Endwave from undertaking business opportunities that may arise pending completion of the merger); and

•

the fact that certain of Endwave’s directors and officers may have interests in the merger as individuals that are in addition to or different from the interests of Endwave’s stockholders, as further described in the section entitled “Proposal One—Adoption of the Merger Agreement—Interests of Certain Persons in the Merger” beginning on page 153 of this proxy statement/prospectus.

The foregoing list comprises the material factors considered by Endwave’s board of directors in its consideration of the merger and is a summary and not intended to be an exhaustive list. In view of the variety of factors and information considered in connection with the evaluation of the merger, Endwave’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights or values to the specific factors considered in reaching its decision. Rather, the decision was made after an overall analysis and consideration of all of the factors as a whole. In addition, individual members of Endwave’s board of directors may have given different weights to different factors. There can be no assurance that the benefits of the potential growth, synergies or opportunities considered by Endwave’s board of directors will be achieved through consummation of the merger. Instead, this explanation of Endwave’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under the heading “Special Cautionary Note Regarding Forward-Looking Statements” on page 49 of this proxy statement/prospectus.

Opinion of Endwave’s Financial Advisor

Merriman was retained to act as financial advisor to Endwave in connection with the merger and, if requested, to render to the board of directors of Endwave an opinion as to the fairness, from a financial point of view, of the consideration to be received by Endwave stockholders in the merger. The merger consideration was determined through arm’s length negotiations between Endwave and GigOptix and not by Merriman, although Merriman assisted Endwave in these negotiations.

At the February 4, 2011 meeting of Endwave’s board of directors, Merriman delivered its oral opinion, subsequently confirmed in writing as of the same date, to Endwave’s board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Merriman, the merger consideration was fair, from a financial point of view, to the holders of the outstanding shares of Endwave common stock.

The complete text of Merriman’s written opinion, dated February 4, 2011, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Merriman in connection with its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Merriman provided its opinion for the information and assistance of Endwave’s board of directors in connection with its consideration of the merger. Merriman’s opinion is not a recommendation as to how any holder of shares of Endwave common stock should vote with respect to the merger or any other matter. Endwave stockholders are urged to read Merriman’s opinion in its entirety. The summary of Merriman’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Merriman’s opinion.

In connection with Merriman’s role as financial advisor to Endwave, and in arriving at its opinion, Merriman has, among other things:

•	reviewed a draft of the merger agreement dated February 4, 2011 and the financial terms and conditions set forth therein;

•

reviewed certain financial information, including information with respect to the historical and projected financial performance of both Endwave and GigOptix as prepared and furnished to Merriman by Endwave management for the information as it pertains to Endwave, and as prepared and furnished to Endwave by GigOptix for the information as it pertains to GigOptix.

•	interviewed Endwave’s Chief Executive Officer and Chief Financial Officer and discussed with them the business and prospects of Endwave;

•	interviewed members of GigOptix’ management as it deemed appropriate;

•

reviewed certain publicly available information concerning Endwave and GigOptix, including information set forth in each company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, as well as any other additional information disclosed to the United States Securities and Exchange Commission as Merriman deemed fit;

•	reviewed certain publicly available information with respect to Endwave and certain other companies deemed to be comparable to Endwave;

•	reviewed the publicly available information concerning the nature and terms of certain other transactions that Merriman considered to be relevant;

•	reviewed certain historical acquisition premiums for transactions that Merriman deemed appropriate; and

•

reviewed other financial studies, analyses and investigations, and considered such other information Merriman deemed necessary or appropriate, including GigOptix’ assessment of general financial, economic, market and other conditions.

In Merriman’s review and analysis and in arriving at its opinion, Merriman has relied upon, without any independent verification or liability therefore, the accuracy and completeness of all of the financial and other information that was publicly available or supplied or otherwise made available to Merriman by or on behalf of Endwave, and upon the assurances of the management of Endwave that no relevant information has been omitted or remains undisclosed to Merriman. Merriman has also relied upon the management of Endwave as to the reasonableness of the assumptions, and bases therefore, of the financial and operating projections provided to Merriman. Merriman also has held discussions with members of the management of Endwave regarding their views with respect to a number of risks and uncertainties associated with projections provided to Merriman. Merriman has not been engaged to assess the reasonableness of such projections, of the timeframe for achieving them or of the assumptions on which they were based. Merriman expresses no view as to such projections or assumptions. Merriman has assumed that they have been reasonably prepared based on assumptions reflecting the best current available estimates and judgments by managements of Endwave and GigOptix as to the expected future results of operations and financial condition of Endwave and GigOptix to which such analyses or forecasts relate.

In preparing its opinion, Merriman performed a variety of financial and comparative analyses. The following is a summary of the material financial analyses presented by Merriman to Endwave’s board of directors in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Merriman and is qualified in its entirety by reference to the full text of its opinion. Some of the financial analyses summarized below include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Merriman’s financial analyses.

Pro Forma Contribution Analysis

Merriman reviewed combined operating results for the calendar year ended December 31, 2010, projected calendar year 2011 and 2012 and combined balance sheet data as of December 31, 2010 and analyzed the relative contribution of each of Endwave and GigOptix. In calculating the relative contribution, Merriman used financial forecasts prepared by Endwave management and GigOptix management and assumed no cost savings or other synergies. Merriman reviewed the contributions to revenues, gross profit, cash and cash equivalents net of debt, total tangible assets and stockholders’ equity. This analysis indicated that Endwave would contribute the percentages shown in the following table:

	CY 2010	CY2011	CY2012
Endwave Contribution to Combined Revenues	38.3%	30.1%	28.0%
Endwave Contribution to Combined Gross Profit	16.1%	17.1%	17.5%

The results of this analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

This analysis also indicated that Endwave would have contributed:

•	94.9% of Cash, Net of Debt

•	66.2% of Total Tangible Assets

•	64.4% of Total Stockholders Equity

Based on the merger consideration defined in the merger agreement, an assumed Endwave stock price of $2.25 on February 4, 2011, an assumed GigOptix stock price of $2.50 on February 4, 2011 and using the treasury stock method to calculate the numbers of shares of GigOptix common stock outstanding after taking into account outstanding options and warrants, Endwave’s stockholders will own approximately 39.1% of GigOptix after the merger.

Analysis of Selected Publicly Traded Companies

Merriman compared certain financial information and commonly used valuation measurements for Endwave to corresponding information and measurements for a group of seven publicly traded small and medium size wireless communications-related communications companies, consisting of Alvarion Ltd, Aviat Networks, Inc., Ceragon Networks Ltd., DragonWave Inc., Filtronic plc, Frequency Electronics Inc., and RF Monolithics Inc., which are collectively referred to in this discussion as the Selected Companies. This financial information and valuation measurements included, among other things the ratio of common equity market value as adjusted for debt and cash, which is referred to in this discussion as Enterprise Value, to revenues. Endwave did not have positive earnings per share so it was not possible to utilize that measure of financial performance. Merriman calculated multiples for the selected companies based on the closing stock prices for those companies as of February 3, 2011.

	Low	Mean	Median	High
Enterprise Value as Multiple of Latest 12 Months Revenue	0.1x	0.8x	0.8x	1.4x
Enterprise Value as Multiple of 2010 Revenue	0.1x	0.7x	0.6x	1.4x
Enterprise Value as Multiple of 2011 Revenue	0.1x	0.5x	0.6x	0.8x

Based upon the proposed merger consideration, the implied enterprise value of Endwave on February 3, 2011 was approximately $300,000. As a result, the implied multiple of enterprise value to revenue rounds to zero for all periods.

None of the Selected Companies is identical to Endwave. Accordingly, Merriman believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, which are reflected in Merriman’s opinion, concerning differences in financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies.

Analysis of Selected Precedent Transactions

Merriman reviewed the financial terms, to the extent publicly available, of 10 merger and acquisition transactions that it deemed comparable to the transaction between Endwave and GigOptix, which are referred to in this discussion as the Selected Precedent Transactions. Merriman selected these transactions by searching SEC filings, news stories, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were completed since the beginning of 2008;

•	transactions involving technology-related targets with characteristics deemed comparable to Endwave;

•	transactions involving public target companies and public acquiring companies; and

•	transactions with an enterprise value of less than $100 million.

The Selected Precedent Transactions reviewed were:

Date Completed	Target Name	Acquirer Name
11/30/10	Microtune Inc.	Zoran Corporation
02/18/10	Zilog, Inc.	IXYS Corp.
02/16/10	Merix Corp.	ViaSystems Group Inc.
06/26/09	SiRF Technology Holdings	CSR plc
04/27/09	Avanex Corp.	Bookham Inc.
04/02/09	Hifn, Inc.	Exar Corp.
10/24/08	Centillium Communications, Inc.	TranSwitch Corp.
10/10/08	Catalyst Semiconductor Inc.	ON Semiconductor Corp.
05/22/08	WJ Communications Inc.	TriQuint Semiconductor, Inc.
04/30/08	Sigmatel Inc.	Freescale Semiconductor

For each of the Selected Precedent Transactions, Merriman calculated and compared transaction value as a multiple of latest twelve months revenue and next twelve months revenues relative to the completion date. Endwave did not have positive operating income or net income, so no attempt was made to utilize those measures of financial performance. The range of values calculated is set forth in the following table:

	Low	Mean	Median	High
Enterprise Value as Multiple of Latest 12 Months Revenue	0.0x	0.6x	0.8x	1.2x
Enterprise Value as Multiple of Next 12 Months Revenue	0.0x	0.5x	0.7x	0.9x

By way of comparison, the implied enterprise value of Endwave on February 3, 2011 was approximately $300,000. As a result, the implied multiple of enterprise value to revenue rounds to zero for both periods.

No company or transaction used in the analysis of Selected Precedent Transactions is identical to Endwave, GigOptix or the merger. An evaluation of this analysis is not entirely mathematical but rather involves complex considerations and judgments concerning differences in the financial, operating and other characteristics and factors that could affect the subject companies business or values. All multiples for the Selected Precedent Transactions were based on public information available at the time of the announcement of each transaction, without taking into account differing market and other conditions during the period in which the Selected Precedent Transactions occurred.

Analysis of Premiums Paid

As an aspect in rendering its opinion, Merriman reviewed the premiums paid in 31 merger and acquisition transactions involving technology companies announced from March 2007 through November 2010 with enterprise values at the time of announcement of less than $100 million, which are referred to in this discussion as the Selected Transactions. Merriman selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Merriman compared the acquisition price to the price of the target’s common stock on the trading day prior to the date of the announcement of each transaction, on the trading day one week prior to the date of the announcement of each transaction and the trading day one month prior to the date of the announcement of each transaction. Merriman then examined the range of premiums for one day, one week, and one month. The results are set forth in the following table:

	Low	Mean	Median	High
One Day Stock Price Premium	(4.8%)	32.1%	29.0%	90.5%
Seven Day Stock Price Premium	(6.3%)	34.2%	28.1%	104.3%
30 Day Stock Price Premium	(21.1%)	33.2%	33.3%	110.7%

By way of comparison, the range of premiums for Endwave derived from the offer from GigOptix, as of February 3, 2011, was 0.0% premium for one day prior, 0.0% premium for one week prior and 2.2% discount for one month prior. Merriman noted that for all periods considered the implied premiums and discount for the merger were within the range of calculated values.

No company or transaction used in the analysis of Premiums Paid is identical to Endwave, GigOptix or the merger. An evaluation of this analysis is not entirely mathematical but rather involves complex considerations and judgments concerning differences in the financial, operating and other characteristics and factors that could affect the subject companies business or values. All premiums for the Selected Transactions were based on public information available at the time of announcement of each transaction, without taking into account differing market and other conditions during the period during which the Selected Transactions occurred.

Endwave Historical Stock Price Trend Analysis

Merriman reviewed the stock price performance of Endwave common stock relative to the Nasdaq Composite Index, the Russell 5000 Index, and an index comprised of the seven publicly traded companies used in the prior analysis. It was noted that Endwave’s stock price had fallen over 5% in the 60 days preceding the date of the analysis while all other all other indices had gained during this same period.

The following table sets forth the stock price performance of Endwave and each of the abovementioned indices:

	Historical Trends in Price
	-1 day	-7 days	-30 days	-60 days
Endwave	0.0%	0.0%	(2.2%)	(5.9%)
Nasdaq Composite	0.2%	(0.1%)	1.9%	6.3%
Russell 5000	0.3%	0.4%	0.4%	5.6%
Selected Comparable Companies	(1.3%)	(3.2%)	(5.1%)	0.5%

Merriman did not conduct a discounted cash flow analysis due to the lack of predictability of future cash flows for Endwave.

The summary set forth above does not purport to be a complete description of the analyses performed by Merriman in connection with rendering its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Merriman believes that its analyses must be considered as a whole and that considering any portion of its analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Merriman did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Merriman utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Merriman to provide its opinion to Endwave’s board of directors as to the fairness of the merger consideration, from a financial point of view, to the holders of the outstanding shares of Endwave common stock, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Merriman made, and was provided by Endwave’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Endwave’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Endwave or its advisors, neither Endwave nor Merriman nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between Endwave and GigOptix and were approved by Endwave’s board of directors. Although Merriman provided advice to Endwave during the course of these negotiations, the decision to enter into the merger was solely that of Endwave’s board of directors. As described above, the opinion and presentation of Merriman to Endwave’s board of directors were only one of a number of factors taken into consideration by Endwave’s board of directors in making its determination to approve the merger. Merriman’s opinion was provided to Endwave’s board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of Endwave common stock as to how to vote with respect to the merger.

Under the terms of its engagement letter with Merriman, Endwave has paid to Merriman a nonrefundable fee of $175,000 for rendering Merriman’s fairness opinion and $70,000 as a retainer for its financial advisory services. In addition, contingent upon the closing of the Merger, Merriman will become entitled to receive a cash payment calculated by reference to the aggregate value of the GigOptix common stock to be issued in the Merger. Assuming 9,189,580 shares of GigOptix common stock are issued in the merger and using the value of such shares on April 27, 2011, such contingent fee would be approximately $578,000, less the $70,000 retainer previously paid by Endwave.

Endwave’s board of directors selected Merriman as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to this transaction. As part of its investment banking business, Merriman is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Merriman has had no other investment banking relationship with Endwave. However, from October 27, 2004 to June 19, 2009, Merriman made a market in the common stock of Endwave. Merriman has had no investment banking relationship with GigOptix. Merriman may in the future provide investment banking and financial advisory services to Endwave or GigOptix unrelated to the proposed merger, for which Merriman would expect to receive compensation.

Opinion of GigOptix’ Financial Advisor

The full text of the written opinion of Roth Capital Partners, which is referred to in this proxy statement/prospectus as Roth, dated as of February 4, 2011, is attached to this proxy statement/prospectus as Annex C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Roth in rendering its opinion. You are encouraged to read the entire opinion carefully and in its entirety.

Roth’s opinion is directed to the GigOptix board of directors and addresses only the fairness from a financial point of view of the consideration to be paid pursuant to the merger agreement as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of GigOptix common stock or whether to take any other action with respect to the merger. The summary of the opinion of Roth set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Roth, among other things:

•	reviewed a draft of the merger agreement dated January 31, 2011;

•	reviewed certain publicly available business and financial information of GigOptix and Endwave that Roth believed to be relevant to its inquiry;

•	reviewed certain internal financial statements and other financial and operating data concerning GigOptix;

•	reviewed certain financial forecasts of Endwave prepared by GigOptix management taking into account the merger, which is referred to in this proxy statement/prospectus as the “transaction forecast”;

•	discussed the past and current operations, financial condition and prospects of GigOptix and Endwave with GigOptix management;

•	discussed with management of GigOptix the strategic rationale for, and the potential benefits of, the merger transaction, and the information referenced in the clauses above;

•	reviewed the reported prices and trading activity for GigOptix and Endwave common stock;

•	compared the financial performance of Endwave with that of certain publicly traded companies Roth deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Roth deemed relevant;

•	participated in discussions among representatives of GigOptix regarding the merger; and

•	performed such other analyses and considered such other information, financial studies, analyses, investigations and factors, and financial, economic and market criteria, as Roth deemed appropriate.

In arriving at its opinion, Roth assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Roth by GigOptix and Endwave and formed a substantial basis for its opinion.

With respect to the financial projections, Roth assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of GigOptix’ management as to the future financial performance of the company. In addition, Roth assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, and in compliance with applicable law. Roth assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed or waivers made that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Roth is not a legal, tax or regulatory advisor.

Roth was not an advisor on the transaction with Endwave and was engaged only in the capacity of rendering a fairness opinion to the GigOptix board of directors. Roth relied upon, with the consent of GigOptix management, the foregoing information being supplied to Roth being accurate and complete in all material respects, and Roth further relied upon the assurances of management of GigOptix that they were not aware of any facts that would make any of the information reviewed by Roth to be inaccurate, incomplete or misleading in any material respect. Further, Roth did not independently verify any such information. With respect to the transaction forecast, Roth assumed, at the direction of GigOptix management, that it has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management as to the future financial performance of Endwave. Roth did not make any independent valuation or appraisal of the GigOptix or Endwave assets or liabilities, nor was Roth furnished with any such appraisals. Roth’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Roth as of, February 4, 2011.

Events occurring after February 4, 2011 may affect its opinion and the assumptions used in preparing it, and Roth did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of each of the material analyses performed by Roth in connection with its oral opinion and the preparation of its written opinion letter dated February 4, 2011.

The various analyses summarized below were based on the closing price of $2.50 per share of GigOptix common stock as of February 3, 2011, the last full trading day prior to the meeting of GigOptix’ board of directors to consider and approve, adopt and authorize the merger agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Roth, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Comparable Company Analysis

Roth performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Roth compared certain Endwave financial information with comparable publicly available consensus revenue estimates for companies that shared similar business characteristics with Endwave, which are referred to in this proxy statement/prospectus as the “comparable companies.” These companies comprised the following:

•	Anadigics, Inc.

•	Anaren, Inc.

•	Avago Technologies Limited

•	Hittite Microwave Corporation

•	Integrated Device Technology, Inc.

•	Linear Technology Corporation

•	Powerwave Technologies, Inc.

•	RF Micro Devices, Inc.

•	Semtech Corporation

•	Skyworks Solutions, Inc.

•	Spreadtrum Communications, Inc.

•	TriQuint Semiconductor, Inc.

For purposes of this analysis, Roth analyzed the following statistics of each of these companies for comparison purposes:

•

the ratio of aggregate value, defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimated last twelve month (LTM) revenue, and actual and estimated revenue for fiscal years 2010 and 2011;

	Maximum Comparable Company Multiple	Mean Comparable Company Multiple	Median Comparable Company Multiple	Minimum Comparable Company Multiple
LTM Revenue	7.3x	3.1x	2.6x	1.1x
2010A Revenue	6.6x	2.9x	2.5x	1.1x
2011E Revenue	5.9x	2.7x	2.0x	1.0x

Based on the analysis of the relevant metrics for each of the comparable companies, Roth selected representative ranges of financial multiples and applied these ranges of multiples to the relevant financial statistics of Endwave. For purposes of estimated fiscal years 2010 and 2011 revenue, Roth utilized estimates prepared by the GigOptix management team.

Based on its analysis, Roth estimated the implied value of Endwave equity as of February 3, 2011 to be as follows:

Endwave Corp.		Mean Comparable Company Multiple	Median Comparable Company Multiple	Implied Mean Enterprise Valuation	Implied Median Enterprise Valuation	Net Debt	Implied Mean Equity Valuation	Implied Median Equity Valuation
LTM Revenue	$16,741	3.1x	2.6x	$52,188	$43,947	$(16,000)	$36,188	$27,947
2010A Revenue	$16,741	2.9x	2.5x	$49,269	$41,131	$(16,000)	$33,269	$25,131
2011E Revenue	$10,285	2.7x	2.0x	$27,346	$20,122	$(16,000)	$11,346	$4,122
			Median	$38,307	$30,626		$22,307	$14,626

No company utilized in the comparable company analysis is identical to Endwave. In evaluating comparable companies and selecting representative ranges of financial multiples, Roth made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond GigOptix’ control, such as the impact of competition on GigOptix’ business and the industry generally, industry growth and the absence of any adverse material change in GigOptix’ financial condition and prospects or in the industry or financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow

Roth performed a discounted cash flow analysis, which is designed to provide insight into the estimated value of a company’s equity as a function of the company’s estimated future free cash flows. The resulting value is subsequently discounted to arrive at an enterprise value for such company. Based on the closing price of GigOptix common stock as of February 3, 2011 of $2.50 per share which Roth used in conducting its analyses, Roth attributed a total value to the consideration being paid by GigOptix of approximately $22.8 million. The equity value of a company is determined by subtracting both total debt and cash and cash equivalents from the enterprise value of a company. As a result, the equity value component of the $22.8 million price being paid by GigOptix would subtract the amount of cash and cash equivalents which Endwave would hold upon consummation of the merger from the $22.8 million.

To calculate Endwave’s equity value, Roth used fiscal year 2011 to 2014 financial forecasts for Endwave prepared by GigOptix management. Roth then applied discount rates ranging from 20% to 24% based on the estimated cost of capital for Endwave and a terminal growth rate of Endwave free cash flow of 1% to 5%. Based on the discounted cash flow analysis, Roth estimated a current equity value ranging from $9.9 million to $17.4 million, and a enterprise value in excess of that amount by the amount of the cash and cash equivalents which Endwave would hold upon consummation of the merger. Such enterprise value was higher than the $22.8 million value of the consideration being paid by GigOptix.

Analysis of Precedent Transactions

Roth performed a precedent transactions analysis, which is designed to imply a value of a company based on applying publicly available financial terms of selected prior transactions that share some characteristics with this transaction. In connection with its analysis of precedent transactions, Roth compared publicly available statistics for selected technology sector transactions occurring between January 1, 2008 and February 3, 2011 in the semiconductor and electronics areas.

In connection with its analysis of precedent transaction multiples, Roth compared publicly available statistics for 29 selected transactions involving companies that shared certain similar business characteristics with Endwave occurring between January 1, 2008 and February 3, 2011. The following is a list of these transactions:

Selected Transactions:

Target	Buyer
Microtune Inc.	Zoran Corporation (NasdaqGS:ZRAN)
Beceem Communications Inc.	Broadcom Corp. (NasdaqGS:BRCM)
Wintegra, Inc.	PMC-Sierra Inc. (NasdaqGS:PMCS)
Symwave, Inc.	Standard Microsystems Corp. (NasdaqGS:SMSC)
Actel Corporation	Microsemi Corp. (NasdaqGS:MSCC)
Teranetics, Inc.	PLX Technology Inc. (NasdaqGM:PLXT)
Trendchip Technologies Corp.	Ralink Technology, Corp. (TSEC:3534)
Virage Logic Corporation	Synopsys Inc. (NasdaqGS:SNPS)
White Electronic Designs Corp.	Microsemi Corp. (NasdaqGS:MSCC)
Techwell, Inc.	Intersil Corporation (NasdaqGS:ISIL)
Zilog Inc.	IXYS Corp. (NasdaqGS:IXYS)
California Micro Devices Corporation	ON Semiconductor Corp. (NasdaqGS:ONNN)
Intellon Corporation	Atheros Communications Inc. (NasdaqGS:ATHR)
Sierra Monolithics, Inc.	Semtech Corp. (NasdaqGS:SMTC)
CopperGate Communications Ltd.	Sigma Designs, Inc. (NasdaqGS:SIGM)
ChipX, Inc.	GigOptix, Inc. (OTCBB: GGOX)
RMI Corporation	NetLogic Microsystems Inc. (NasdaqGS:NETL)
ARC International Limited	Virage Logic Corporation
Auvitek International, Ltd.	Microtune Inc.
Tundra Semiconductor Corporation	Integrated Device Technology, Inc. (NasdaqGS:IDTI)
Prism Circuits, Inc.	MoSys, Inc. (NasdaqGM:MOSY)
Hifn, Inc.	Exar Corp. (NasdaqGS:EXAR)
Catalyst Semiconductor, Inc.	ON Semiconductor Corp. (NasdaqGS:ONNN)
SIMTEK Corp.	Cypress Semiconductor Corporation (NasdaqGS:CY)
Star Semiconductor Corporation	Cavium Networks, Inc. (NasdaqGS:CAVM)
Sigmatel Inc.	Freescale Semiconductor Inc.
Vativ Technologies, Inc.	Entropic Communications, Inc. (NasdaqGS:ENTR)
AMIS Holdings, Inc.	ON Semiconductor Corp. (NasdaqGS:ONNN)
Quantum Research Group Ltd.	Atmel U.K. Holdings Limited

For each transaction referenced above, Roth noted the following financial statistic where available

•	the ratio of aggregate value of the transaction to LTM revenue

Based on an analysis of the relevant metrics and time frame for each transaction referenced above, Roth selected ranges of financial multiples of the transactions and applied these ranges of financial multiples to the relevant financial statistic of Endwave.

Endwave Corp.		3 Yr Median Comparable Transaction Multiple	LTM Median Comparable Transaction Multiple	Implied 3 Yr Median Enterprise Valuation	Implied LTM Median Enterprise Valuation	Net Debt	Implied 3 Yr Median Equity Valuation	Implied LTM Median Equity Valuation
2010A Revenue	$16,741	2.4x	4.0x	$40,848	$67,466	$(16,000)	$24,848	$51,466
			Equity Value	$40,848	$67,466		$24,848	$51,466

No company or transaction utilized in the precedent transactions analysis is identical to Endwave or the transaction at hand. In evaluating the precedent transactions and selecting ranges of implied premiums and financial multiples, Roth made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond its control, such as the impact of competition on Endwave’s business or its industry generally, industry growth and the absence of any material adverse change in its financial condition or in its industry or financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

In connection with the review of the merger by the GigOptix’ board of directors, Roth performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Roth considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Roth believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Roth may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Roth’s view of the actual value of Endwave. In performing its analyses, Roth made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond its control. Any estimates contained in Roth’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Roth conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration paid pursuant to the merger agreement from a financial point of view to holders of shares of GigOptix common stock and in connection with the delivery of its opinion, dated February 4, 2011, to the GigOptix board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Endwave or GigOptix common stock might actually trade.

The consideration was determined through arm’s length negotiations between GigOptix and Endwave and was approved by the GigOptix and Endwave boards of directors. Roth did not provide advice to GigOptix’ board of directors during these negotiations.

Roth’s opinion and its presentation to GigOptix’ board of directors was one of many factors taken into consideration by the GigOptix board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of GigOptix’ board of directors with respect to the merger consideration or of whether GigOptix’ board of directors would have been willing to agree to different consideration.

The GigOptix board of directors retained Roth based upon Roth’s qualifications, experience and expertise. Roth is a recognized investment banking and advisory firm. Roth, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Roth’s trading, brokerage, and financing activities, Roth, its affiliates, directors and officers may at any time invest on a principal basis, hold long or short positions, finance positions and may trade or otherwise effect transactions, for their own account or for the accounts of customers in the debt or equity securities or senior loans of GigOptix, Endwave or any other parties, commodities or currencies that may be involved in the transactions contemplated by the merger agreement or any related derivative instrument. In the two years prior to the date of its opinion, Roth has provided financial advisory or financing services for GigOptix and has received fees in connection with such services.

GigOptix’ engagement letter with Roth provides that Roth will receive fees for its services that are not contingent upon the closing of any business combination. As compensation for Roth’s services and its delivery of a fairness opinion in connection with the transaction, GigOptix has agreed to pay Roth a fee of $150,000.

In addition, GigOptix has agreed to indemnify Roth and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Roth or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Roth’s engagement or any related transactions. Roth’s opinion was not approved by any committee at Roth.

Indemnification of Executive Officers and Directors

The merger agreement provides that GigOptix will, or cause Endwave as the surviving corporation in the merger to, after the effective time of the merger, fulfill and honor the obligation of Endwave to indemnify Endwave’s present and former directors and officers pursuant to the terms of Endwave’s amended and restated certificate of incorporation and bylaws as in effect on the date of the merger agreement.

The merger agreement also provides that neither GigOptix nor Endwave as the surviving corporation in the merger will take any action to terminate any liability insurance that Endwave acquires and fully pays for prior to the effective time of the merger with respect to claims arising against Endwave’s officers and directors with respect to their acts and omissions as directors and officers of Endwave occurring prior to the effective time of the merger. However, Endwave as the surviving corporation in the merger may substitute a policy of at least the same coverage containing terms and conditions that, in the aggregate, are no less advantageous.

Board of Directors and Executive Officers of GigOptix Following the Merger

It is expected that Dr. Avi Katz will maintain his position as Chairman of the Board of Directors, Chief Executive Officer and President of the combined company. Curt P. Sacks, the current Chief Financial Officer of Endwave, is expected to serve as the Chief Financial Officer of the combined company. Andrea Betti-Berutto, the current Chief Technology Officer of GigOptix, is expected to serve as the Chief Technology Officer of the combined company. Other key executives from both companies will be combined to serve on the management team. GigOptix’ new board of directors is expected to consist of all five existing GigOptix directors and two Endwave directors, John Mikulsky and Joseph Lazzara. Information about the current GigOptix directors and executive officers, as well as board nominees Mr. Mikulsky and Mr. Lazzara, can be found at “Information About GigOptix, Inc.—Directors and Executive Officers” and “Information About GigOptix, Inc.—Anticipated Executive Officers of GigOptix Following the Merger” beginning on pages 67 and 69 of this proxy statement/prospectus, respectively.

I nterests of Certain Persons in the Merger

Endwave’s executive officers and directors have financial interests in the merger that are different from, or in addition to, their interests as Endwave stockholders generally. The Endwave board of directors was aware of and considered these interests, among other matters, in evaluating the merger agreement and in recommending that the Endwave stockholders adopt the merger agreement.

The compensation committee of Endwave’s board of directors believes that it is in the best interests of stockholders if Endwave’s executive officers are able to focus on Endwave’s business during both strong and weak business cycles without being distracted by the near-term financial impact that a potential termination of employment might have on them personally. The compensation committee of Endwave’s board of directors also believes it is in the best interests of stockholders if Endwave’s executive officers are able to evaluate the potential merits of a change of control transaction objectively without being distracted by the potentially adverse personal impact on themselves. The compensation committee of Endwave’s board of directors believes that the total potential value of all change of control agreements with Endwave’s executive officers is not disproportionate to the overall market value of Endwave.

Under Endwave’s Senior Executive Officer Severance and Retention Plan, if Mr. Mikulsky’s employment is terminated by Endwave or its successor without cause, or Mr. Mikulsky terminates his employment for certain specified reasons in connection with, or within six months after, the merger, he will receive salary continuation for 42 months and acceleration of vesting of all of his stock options and restricted stock units. Under Endwave’s Executive Officer Severance Plan, if the employment of any of Mr. Sacks, Dan Teuthorn, Endwave’s Senior Vice President of Engineering, or Steve Layton, Endwave’s Senior Vice President of Sales, is terminated by Endwave or its successor without cause, or by the executive officer for certain specified reasons in connection with, or within six months after, the merger, the executive officer will receive salary continuation for 12 months and the accelerated vesting for all of the executive officer’s outstanding stock options and restricted stock units.

Endwave’s directors and executive officers each hold restricted stock units and options to acquire shares of Endwave common stock. Under the terms of the merger agreement and Endwave’s equity incentive plan, the vesting of all options and restricted stock units to acquire Endwave common stock, not just options and restricted stock units held by directors and executive officers, will accelerate in connection with the transaction regardless of whether the holder’s employment or other service relationship with Endwave terminates. The completion of the merger will result in, among other things, the conversion of restricted stock units and in-the-money options to acquire Endwave common stock into shares of GigOptix common stock as described in this proxy statement/prospectus.

The following table shows the potential payout to Endwave’s named executive officers under its Senior Executive Officer Severance and Retention Plan and its Executive Officer Severance and Retention Plan in connection with the merger, assuming the closing of the merger and termination of employment occurred on December 31, 2010:

Name	Salary (1)	COBRA Benefits (2)	Option Awards (3)	Total Benefit
John J. Mikulsky(4)	$987,000	$105,000	$30,168	$1,122,168
Curt P. Sacks	$220,000	$15,000	$9,400	$244,400
Daniel P. Teuthorn	$229,000	$15,000	$10,441	$254,441

(1)	Reflects the greater of 18 months’ salary or three months’ salary for each full year of employment for Mr. Mikulsky (42 months) and 12 months’ salary for Mr. Sacks and Mr. Teuthorn.
(2)	Reflects the greater of nine months coverage or 1.5 months coverage for each full year of employment for Mr. Mikulsky (21 months) and 12 months coverage for Mr. Sacks and Mr. Teuthorn.
(3)	Reflects value of options accelerated in the event of termination without cause in connection with a change of control. Because the closing price of Endwave’s common stock on December 31, 2010 was $2.28 and the exercise prices of certain options outstanding and in-the-money on December 31, 2010 were below the closing price, the value of the options that would have been accelerated are reflected above.
(4)	In connection with the proposed merger with GigOptix, it is anticipated that Mr. Mikulsky’s benefit will be reduced to a total of $881,867 in order to maximize the aggregate present value of such benefit without causing any payment to create an excise tax liability under Section 4999 of the Internal Revenue Code of 1986, as amended.

Certain of Endwave’s executive officers will be employed by GigOptix after the merger. Agreements with these executive officers are being negotiated but have not yet been entered into.

Delisting and Deregistration of Endwave Common Stock

If the merger is completed, Endwave common stock will be delisted from the Nasdaq Global Market and deregistered under the Exchange Act.

Restrictions on Sales of Shares of GigOptix Common Stock Received in the Merger

The shares of GigOptix common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of GigOptix for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, GigOptix and may include the executive officers, directors and significant stockholders of GigOptix.

Accounting Treatment

Following the merger, the pre-merger holders of Endwave common stock and restricted stock units will own that number of shares equal to approximately 42.5% of the outstanding stock of the combined company, less 42.5% of the shares issued in respect of Endwave stock options. If the transaction were closed on March 2, 2011, approximately 9,035,557 shares of GigOptix common stock would be issued in connection with the merger to the holders of Endwave common stock and restricted stock units, and approximately 121,736 shares of GigOptix common stock would be issued in connection with the merger to the holders of Endwave stock options. The merger will be accounted for using the purchase method of accounting. GigOptix will be the acquiring entity for purposes of applying the purchase method of accounting. As GigOptix will be the accounting acquirer, the historical statements of GigOptix will become the historical financial statements of the combined entity. The net assets, including identified intangible assets and liabilities of Endwave at the effective time of the merger, will be recorded at their respective fair values. The fair value of the consideration at the time of the merger will be the fair value of the shares issued to Endwave based on the closing market price per share of GigOptix shares on the date of the merger. The purchase price will be allocated to the identified tangible and intangible assets acquired and liabilities assumed in the merger; to the extent that the purchase price exceeds the net assets acquired, goodwill will be recorded. GigOptix management will determine the fair value of the identified tangible and intangible assets acquired and liabilities assumed using established valuation techniques.

Appraisal Rights

Endwave stockholders will be entitled to appraisal rights under the DGCL and receive payment for the fair value of their Endwave shares if the merger is completed and the dissenting stockholders follow the requirements of Section 262 of the DGCL.

A holder of record of shares of Endwave common stock outstanding immediately prior to the effective time of the merger who has not voted in favor of, or consented in writing to, the approval and adoption of the merger agreement, and who has delivered a written demand for appraisal of such shares executed by or on behalf of the stockholder of record in accordance with Section 262 of the DGCL, will not have his, her or its shares converted into the right to receive the merger consideration unless and until the dissenting stockholder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. If, after the effective time of the merger, a dissenting stockholder fails to perfect or otherwise waives, or withdraws or loses his, her or its right to appraisal, or a court determines that such holder is not entitled to relief under the DGCL, then such holder or holders (as the case may be) will forfeit such rights and his, her or its shares of Endwave common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration (in the form of shares of GigOptix common stock) without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares.

The following discussion is not a complete statement of appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which explains the procedures and requirements for exercising statutory appraisal rights and which is attached as Annex D to this joint proxy statement/prospectus and incorporated herein by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” are, unless otherwise indicated, to the record holder of the shares of Endwave’s common stock as to which appraisal rights are asserted. Stockholders intending to exercise appraisal rights should review Annex D carefully. This joint proxy statement/prospectus constitutes notice to Endwave’s stockholders concerning the availability of appraisal rights under Section 262 of the DGCL.

An Endwave stockholder who wishes to exercise appraisal rights should review carefully the following discussion and Annex D to this joint proxy statement/prospectus, because failure to comply timely and fully with the procedures required by Section 262 of the DGCL will result in the loss of any available appraisal rights.

Endwave stockholders who do not wish to accept shares of GigOptix common stock as the merger consideration will be entitled to, subject to compliance with the requirements summarized below, demand an appraisal by the Delaware Court of Chancery of the “fair value” of their shares of Endwave common stock and be paid in cash such amount in lieu of the merger consideration that they would otherwise be entitled to receive if the merger is consummated. For this purpose, the fair value of shares of Endwave common stock will be their fair value, excluding any element of value arising from the consummation or expectation of consummation of the merger, but including, unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment compounded quarterly and accruing at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262 of the DGCL, including:

•

A stockholder must deliver to Endwave a written demand for appraisal meeting the requirements of Section 262 of the DGCL before Endwave stockholders vote on the approval and adoption of the merger agreement at Endwave’s special meeting. Voting against or abstaining with respect to the approval and adoption of the merger agreement, failing to return a proxy or returning a proxy voting against or abstaining with respect to the proposal to approve and adopt the merger agreement will not constitute the making of a written demand for appraisal. The written demand for appraisal must be separate from any proxy, abstention from the vote on the merger agreement or vote against the merger agreement. The written demand must reasonably inform Endwave of the identity of the stockholder of record and of that stockholder’s intent to demand appraisal of his, her or its shares. Failure to timely deliver a written demand for appraisal will cause a stockholder to lose his, her or its appraisal rights.

•

In addition to making a written demand for appraisal, a stockholder must not vote his, her or its shares of Endwave common stock in favor of the approval and adoption of the merger agreement. A submitted proxy not marked “AGAINST” or “ABSTAIN” will be voted in favor of the proposal to approve and adopt the merger agreement and will result in the waiver of appraisal rights. A stockholder that has not submitted a proxy will not waive his, her or its appraisal rights solely by failing to vote if the stockholder satisfies all other provisions of Section 262 of the DGCL.

•

A stockholder must also continuously hold his, her or its shares of Endwave common stock from the date the stockholder makes the written demand for appraisal through the effective time of the merger. Accordingly, a stockholder who is the record holder of shares of Endwave common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective time of the merger will lose any right to appraisal with respect to such shares.

•

Within 120 days after the effective date of the merger (but not thereafter), either the surviving corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL, which are briefly summarized above, must file a petition in the Delaware Court of Chancery demanding a judicial determination of the fair value of the shares of Endwave common stock held by all stockholders who are entitled to appraisal rights. This petition in effect initiates a court proceeding in Delaware. If no stockholder files such a petition with the Delaware Court of Chancery within 120 days after the effective date of the merger, any available appraisal rights will be lost, even if a stockholder has fulfilled all other requirements to exercise appraisal rights. If such a petition is filed, the Delaware Court of Chancery could determine that the fair value of shares of Endwave common stock is more than, the same as or less than the merger consideration. Notwithstanding that a demand for appraisal must be executed by or on behalf of a stockholder of record, a beneficial owner of shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of that beneficial owner may, in that beneficial owner’s own name, file a petition for appraisal with respect to the shares beneficially owned by that person and as to which appraisal rights have been properly perfected.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate and must state that such person intends to demand appraisal of his, her or its shares of Endwave common stock. If the shares are owned of record by a person other than the beneficial owner, including a bank broker, custodian or other nominee, depositary or other nominee, this demand must be executed by or for the record owner. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Endwave common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized herein in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Endwave’s principal executive offices at 130 Baytech Drive, San Jose, CA 95134, Attention: Corporate Secretary. The written demand for appraisal should state the stockholder’s name and mailing address, the number of shares of Endwave common stock owned by the stockholder and must reasonably inform Endwave that the stockholder intends thereby to demand appraisal of his, her or its shares of Endwave common stock. Within ten days after the effective date of the merger, Endwave will provide notice of the effective date of the merger to all Endwave stockholders who have complied with Section 262 of the DGCL and have not voted for the merger. A record holder, such as a broker, custodian or other nominee, depositary or other nominee, who holds shares of Endwave common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which that person is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. When the number of shares is not expressly stated, the demand will be presumed to cover all shares of Endwave common stock outstanding in the name of that record owner.

Within 120 days after the effective date of the merger (but not thereafter), any stockholder (including any beneficial owner of shares entitled to appraisal rights) who is entitled to appraisal rights in connection with the merger and has satisfied the requirements of Section 262 of the DGCL may deliver to Endwave a written demand for a statement listing the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of those shares. Endwave, as the surviving corporation in the merger, must mail that written statement to the stockholder within ten days after the stockholder’s request is received by Endwave or within ten days after the latest date for delivery of a demand for appraisal under Section 262 of the DGCL, whichever is later. If a petition for appraisal rights is timely filed in the Court of Chancery of the State of Delaware as set forth above and a copy is served on Endwave, Endwave must then, within 20 days after service, file in the office of the Delaware Register in Chancery, a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached with Endwave. If Endwave files a petition, the petition must be accompanied by the duly verified list. The Register in Chancery, if so ordered by the court, will give notice of the time and place fixed for the hearing of that petition by registered or certified mail to Endwave and to the stockholders shown on the list at the addresses therein stated, and notice also will be given by publishing a notice at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the court deems advisable. The court must approve the forms of the notices by mail and by publication, and Endwave must bear the costs of the notices.

At the hearing on the petition, the Court of Chancery of the State of Delaware will determine which stockholders have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares (and who hold stock represented by certificates) to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings and the Court of Chancery of the State of Delaware may dismiss the proceedings as to any stockholder that fails to comply with that direction.

After determining which stockholders are entitled to appraisal rights, the court will appraise the shares owned by those stockholders, determining the “fair value” of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. In determining the fair value, the court must take into account all relevant factors. Endwave stockholders considering seeking appraisal of their shares should note that the fair value of their shares determined under Section 262 of the DGCL could be more than, the same as or less than the value they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

The costs of the appraisal proceeding may be determined by the court and taxed against the parties as the court deems equitable under the circumstances. However, costs do not include attorney’s and expert witness fees. Each dissenting stockholder is responsible for his, her or its attorney’s and expert witness fees, although, upon application of a stockholder who has perfected appraisal rights, the court may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal.

If a stockholder demands appraisal rights in compliance with the requirements of Section 262 of the DGCL, then, after the effective time of the merger, that stockholder will not be entitled to: (i) vote that stockholder’s shares of Endwave common stock for any purpose; (ii) receive payment of dividends or other distributions on that stockholder’s shares that are payable to stockholders of record at a date after the effective time of the merger; or (iii) receive payment of any consideration provided for in the merger agreement. A stockholder may withdraw his, her or its demand for appraisal rights by a writing withdrawing his, her or its demand for appraisal and accepting the merger consideration at any time within 60 days after the effective time of the merger, or at any time thereafter with Endwave’s written approval. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court and that approval may be conditioned upon such terms as the court deems just, but this rule does not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw that stockholder’s demand for appraisal and to accept the terms offered in the merger agreement within 60 days after the effective date of the merger. Subject to the foregoing, if any Endwave stockholder withdraws his, her or its demand for appraisal rights, then his, her or its shares of Endwave common stock will be automatically converted into the right to receive shares of GigOptix common stock, as the merger consideration, without interest.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to do so. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of any available appraisal rights.

Listing of GigOptix Common Stock

The merger agreement requires GigOptix to use commercially reasonable efforts to cause its common stock to be issued in the merger to be authorized for listing on the NYSE AMEX, subject to official notice of issuance, prior to the closing of the merger, and if that is not reasonably possible, then as soon thereafter as is reasonably possible. If within 60 days following the effective time of the merger, such shares of GigOptix common stock have not been so authorized, then the board of directors of GigOptix will use its best efforts to take further actions as appropriate to achieve such listing on NYSE AMEX, subject to official notice of issuance. GigOptix has submitted an application to list its common stock on the NYSE AMEX. However, GigOptix and Endwave cannot assure you that the listing will be effected. Approval of the listing is not a condition to the parties’ obligations to complete the merger.

Regulatory Matters

There are no regulatory consents or approvals required to complete the merger.

GigOptix Stockholder Approval Not Required

In order to complete the merger, GigOptix stockholders will not need to approve and adopt the merger agreement or the transactions contemplated thereby.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified in its entirety by reference to the complete merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

The summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding GigOptix, Endwave or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

The representations, warranties and covenants contained in the merger agreement and described in this proxy statement/prospectus (i) were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments; (ii) were made solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to disclosures, for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts; and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of GigOptix or Endwave or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by GigOptix and Endwave.

The Merger

At the effective time of the merger, Merger Sub will be merged with and into Endwave. As a result of the merger, the separate corporate existence of Merger Subsidiary will cease and Endwave will survive as a wholly-owned subsidiary of GigOptix. Upon effectiveness of the merger, each Endwave stockholder will have the right to receive the merger consideration described below under “—Merger Consideration.”

Closing

The closing of the merger will take place at 8:00 a.m., Pacific time, on a date to be agreed by the parties, but not before May 1, 2011, which if not so agreed will be the third business day after satisfaction or waiver of the conditions to closing set forth in the merger agreement, other than those conditions that by their terms are to be satisfied at the closing. The closing will be held at the offices of GigOptix’ counsel in Palo Alto, California, unless the parties agree to another place.

Merger Consideration

If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. At the effective time of the merger, each share of Endwave common stock issued and outstanding immediately prior to the effective time of the merger (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Sub, GigOptix or any subsidiary of GigOptix, including shares issued upon settlement of all outstanding restricted stock units to acquire Endwave common stock, will be automatically converted into the right to receive the number of shares of GigOptix common stock based on a conversion ratio, which will be calculated as follows:

(i)

that number of shares of GigOptix common stock equal to (A) the number of shares of GigOptix common stock outstanding immediately prior to the effective time of the merger, multiplied by (0.425/0.575) rounded up to the nearest whole share, so that immediately following the effective time of the merger, such number of shares represents 42.5% of the outstanding shares of GigOptix common stock, less (B) 42.5% of the shares of GigOptix common stock to be issued to holders of Endwave stock options in the merger as described under “—Treatment of Endwave Stock Options.”

Divided by

(ii)	the sum of (x) the aggregate number of shares of Endwave common stock issued and outstanding immediately prior to the effective time of the merger (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Sub, GigOptix or any subsidiary of GigOptix) and (y) the aggregate number of shares of Endwave common stock issuable upon settlement of each restricted stock unit of Endwave common stock that is outstanding immediately prior to the effective time of the merger, whether or not vested.

Treatment of Endwave Stock Options

At the effective time of the merger, each outstanding option to purchase Endwave common stock shall terminate and cease to represent a right to acquire Endwave common stock, and each holder of an Endwave stock option will be entitled to receive a number of shares of GigOptix common stock equal to (a) the product of (i) the difference between the closing price of Endwave’s common stock as reported on the Nasdaq Global Market on the trading day immediately prior to the effective time of the merger and the per-share exercise price of the applicable Endwave stock option and (ii) the number of whole shares of Endwave common stock (with any fractional shares being settled in cash) that were issuable upon exercise of the applicable Endwave stock option, whether or not vested, divided by (b) the closing price per share of GigOptix common stock as reported on the OTC Bulletin Board on the trading day immediately preceding the effective time of the merger. Holders of Endwave stock options with an exercise price equal to or greater than the closing price of Endwave’s common stock as reported on the Nasdaq Global Market on the trading day immediately prior to the effective time of the merger, will not be entitled to receive any shares of GigOptix common stock for those stock options.

Treatment of Endwave Restricted Stock Units

At the effective time of the merger, each restricted stock unit of Endwave common stock that is outstanding as of immediately prior to the effective time of the merger will terminate and cease to represent a right to acquire Endwave common stock, and each holder of an Endwave restricted stock unit will be entitled to receive a number of shares of GigOptix common stock equal to (a) the product of (i) the number of shares of Endwave common stock issuable upon settlement of the applicable Endwave restricted stock unit, whether or not vested, and (ii) the conversion ratio described above under “—Merger Consideration.”

Dissenting Shares

In certain circumstances, holders of Endwave common stock who have not voted in favor of or consented to the merger, and have otherwise complied with the provisions of Section 262 of the DGCL as to appraisal rights, will be entitled to such rights as are granted by Section 262 of the DGCL. Any shares of Endwave common stock held by an Endwave stockholder who has demanded and perfected appraisal rights for such shares in accordance with the DGCL and who, as of the effective time of the merger, has not effectively withdrawn or lost such appraisal rights, will not be converted into or represent a right to receive the merger consideration, but instead shall be converted into the right to receive only the consideration as may be determined to be due with respect to such dissenting shares under the laws of the State of Delaware. From and after the effective time of the merger, a holder of dissenting shares will not be entitled to exercise any of the voting rights or other rights of a stockholder of Endwave as the surviving corporation in the merger.

If any Endwave stockholder who demands appraisal of such shares under DGCL effectively withdraws or loses (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the effective time of the merger and the occurrence of such event, that Endwave stockholder’s shares will no longer be dissenting shares and will automatically be converted into and represent only the right to receive the merger consideration in the merger, without interest thereon, upon surrender of the certificate representing such shares. The merger agreement restricts Endwave from, except with the prior written consent of GigOptix, voluntarily making any payment with respect to any demands for appraisal of Endwave common stock or offer to settle or settle any such demands.

Procedures for Exchange of Stock Certificates; Fractional Shares

At or prior to the effective time of the merger, GigOptix shall supply to American Stock Transfer & Trust Company, LLC, as the exchange agent for the merger, in trust for the benefit of the holders of Endwave common stock, certificates (or, at the holder’s request, direct registration) evidencing the shares of GigOptix common stock to be exchanged for outstanding shares of Endwave common stock in the merger, and cash to be distributed to Endwave stockholders in lieu of fractional shares in the merger.

Promptly (and in no event more than five business days) after the effective time of the merger, GigOptix shall mail to each holder of Endwave common stock a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Endwave common stock certificates shall pass, only upon proper delivery of the Endwave common stock certificates to the exchange agent) and instructions for surrender of the Endwave common stock certificates. Upon surrender to the exchange agent of an Endwave common stock certificate (if any), together with such letter of transmittal duly executed, the holder of Endwave common stock will be entitled to receive in exchange for the holders Endwave common stock certificate (no later than five business days after the exchange agent’s receipt of the duly executed letter of transmittal and, if applicable, Endwave common stock certificate): (i) certificates evidencing that number of shares of GigOptix common stock issuable to the holder of Endwave common stock in connection with the merger; (ii) any dividends or other distributions that the holder of Endwave common stock has the right to receive pursuant to merger agreement; and (iii) cash in respect of fractional shares as provided in merger agreement, and such Endwave common stock certificate so surrendered will be cancelled. No certificate representing shares of GigOptix common stock will be issued to a person who is not the registered owner of a surrendered Endwave common stock certificate unless (i) the Endwave common stock certificate so surrendered has been properly endorsed or otherwise is in proper form for transfer, and (ii) such person shall either pay any transfer or other tax required by reason of the issuance or establish to the reasonable satisfaction of the Endwave as the surviving corporation in the merger that the tax has been paid or is not applicable. Until surrendered in accordance with the provisions of the merger agreement, from and after the effective time of the merger, each Endwave common stock certificate (except an Endwave common stock certificate representing dissenting shares) shall be deemed to represent, for all purposes other than payment of dividends, the right to receive a certificate representing the number of full shares of GigOptix common stock as determined in accordance the merger agreement and cash in lieu of fractional shares.

No dividend or other distribution will be paid or declared with respect to GigOptix common stock prior to the effective time of the merger. No dividend or other distribution declared with respect to GigOptix common stock with a record date after the effective time of the merger will be paid to holders of unsurrendered Endwave common stock certificates until the holders surrender their Endwave common stock certificates. Upon the surrender of the Endwave common stock certificates, there will be paid to such Holders, promptly after surrender of their Endwave common stock certificates, the amount of dividends or other distributions, excluding interest, declared with a record date after the effective time of the merger and not paid because of the failure to surrender Endwave common stock certificates for exchange.

In the event that any Endwave common stock certificates are lost, stolen or destroyed, the exchange agent will issue and pay in respect of the lost, stolen or destroyed Endwave common stock certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of GigOptix common stock as may be required pursuant to merger agreement and cash in lieu of fractional shares, if any and any dividends or distributions as described in the previous paragraph; provided, however, that GigOptix may, in its discretion and as a condition precedent to the issuance thereof, require the owner of lost, stolen or destroyed Endwave common stock certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against GigOptix or the exchange agent with respect to the Endwave common stock certificates alleged to have been lost, stolen or destroyed.

No fraction of a share of GigOptix common stock will be issued by virtue of the merger. Instead, each holder of Endwave common stock who would otherwise be entitled to a fraction of a share of GigOptix common stock (after aggregating all fractional shares of GigOptix common stock to be received by such holder) will receive from GigOptix an amount of cash (rounded down to the nearest whole cent) based on the closing price per share of GigOptix common stock as reported on the OTC Bulletin Board on the trading day immediately preceding the effective time of the merger.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by both GigOptix and Endwave that are subject in some cases to exceptions and qualifications including exceptions that do not result in, and would not, individually or in the aggregate, reasonably be expected to have a “material adverse effect”. See also “—Definition of ‘Material Adverse Effect’” below. The representations and warranties in the merger agreement relate to, among other things:

•	organization and good standing;

•	subsidiaries;

•	authority to enter into and perform the merger agreement;

•	enforceability of the merger agreement;

•	capitalization;

•	absence of conflicts between the merger agreement the applicable party’s organizational documents, applicable laws, material contracts or any privacy policy of the applicable party;

•	absence of litigation;

•	taxes;

•	financial statements and books and records;

•	title to properties;

•	absence of certain changes since December 31, 2010;

•	material contracts;

•	absence of restrictions on the applicable party’s ability to conduct its business;

•	intellectual property;

•	compliance with laws;

•	transactions with affiliates or subsidiaries;

•	employees and ERISA matters;

•	merger expenses;

•	insurance;

•	environmental matters;

•	customers and suppliers;

•	fairness opinion;

•	inventory;

•	disclosure; and

•	absence of any action that could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Endwave also makes representations and warranties relating to, among other things, approval and recommendation to Endwave stockholders of the merger agreement and the merger by its board of directors and the accuracy of the information supplied by Endwave for inclusion in the registration statement of which this proxy statement/prospectus is a part.

GigOptix also makes representations and warranties relating to, among other things, the activities of Merger Sub and the accuracy and timeliness of its filings with the SEC.

The representations and warranties in the merger agreement do not survive after the completion of the merger.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by “material adverse effect.” In addition, there are separate standalone conditions to completion of the merger relating to the absence of any event or occurrence or circumstance that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a material adverse effect on the other party.

For purposes of the merger agreement, “material adverse effect” means, with respect to Endwave or GigOptix, as the case may be, any change, event, circumstance, condition or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse in relation to the condition (financial or otherwise), capitalization, properties, products, assets (including intangible assets), intellectual property, liabilities, business, operations, or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such change, event, condition or effect directly results from:

•	the direct effect of actions by Endwave or GigOptix taken at the direction or request of the other party or prohibited from being taken pursuant to the merger agreement;

•

changes affecting any of the industries in which such entity operates generally or the United States or worldwide economy generally (which changes in each case do not disproportionately affect such entity in any material respect);

•

the loss, diminution or disruption of the Endwave and/or GigOptix’ existing or prospective customers, suppliers or employees arising from, or reasonably attributable to, the announcement and the pendency of the merger and the related transactions, or

•	any changes in general economic, market or political conditions (including any changes relating to or arising out of war, actors of terrorism or pandemic).

Conduct of Endwave’s Business Pending the Merger

Except as expressly permitted by the merger agreement or as expressly consented to in writing by GigOptix, which consent shall not be unreasonably withheld, conditioned or delayed, until the earlier of the termination of the merger agreement or the effective time of the merger, each of Endwave and its subsidiaries must:

•	conduct its operations according to its ordinary and usual course of business consistent with past practice;

•

use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

•	not take any action that would reasonably be expected to adversely affect its ability to consummate the merger.

In addition, except as otherwise expressly provided in the merger agreement, prior to the earlier of the termination of the merger agreement or effective time of the merger, neither Endwave nor any of its subsidiaries may, without the prior written consent of GigOptix (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

•	enter into, violate, extend, amend or otherwise modify or waive any of the terms of any contract that is material to Endwave or any of its subsidiaries;

•	split, combine or reclassify any shares of its capital stock;

•

authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any material partnership, association, joint venture, joint development, technology transfer, or other material business alliance;

•

fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to GigOptix;

•	maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

•

enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

•

institute any change in its accounting methods, principles or practices or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than as required by GAAP or the rules and regulations promulgated by the SEC;

•

in respect of any taxes, make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment except as required by applicable law;

•	suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities;

•

issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, other than pursuant to the exercise or conversion of Endwave stock awards outstanding as of the date of the merger agreement, including as such Endwave stock awards may have vesting accelerated pursuant to the terms of Endwave’s option plan; or

•

take or agree to take, the actions described above or any action that would make any of its representations or warranties contained in the merger agreement untrue or incorrect such that the conditions set forth in the merger agreement would not be satisfied or prevent it from performing or cause it not to perform its covenants in the merger agreement such that the conditions set forth in the merger agreement would not be satisfied.

Conduct of GigOptix’ Business Pending the Merger

Except as expressly permitted by the merger agreement or as expressly consented to in writing by Endwave, which consent shall not be unreasonably withheld, conditioned or delayed, until the earlier of the termination of the merger agreement or the effective time of the merger, each of GigOptix and its subsidiaries must:

•	conduct its operations according to its ordinary and usual course of business consistent with past practice;

•

use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

•	not take any action that would reasonably be expected to adversely affect its ability to consummate the merger.

In addition, except as otherwise expressly provided in the merger agreement, prior to the earlier of the termination of the merger agreement or effective time of the merger, neither GigOptix nor any of its subsidiaries may, without the prior written consent of Endwave (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

•	enter into, violate, extend, amend or otherwise modify or waive any of the terms of any contract that is material to GigOptix or any of its subsidiaries;

•	split, combine or reclassify any shares of its capital stock;

•

authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any material partnership, association, joint venture, joint development, technology transfer, or other material business alliance;

•

fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to Endwave;

•	maintain its books and records in a manner other than in the ordinary course of business and consistent with past practice;

•

enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

•

institute any change in its accounting methods, principles or practices or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than as required by GAAP or the rules and regulations promulgated by the SEC;

•

in respect of any taxes, make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment except as required by applicable law;

•	suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities;

•

issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, other than pursuant to the exercise or conversion of GigOptix stock awards outstanding as of the date of the merger agreement, including as such GigOptix stock awards may have vesting accelerated pursuant to the terms of GigOptix’ option plans; or

•

take or agree to take, any of the actions described above, or any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect such that the conditions set forth in the merger agreement would not be satisfied or prevent it from performing or cause it not to perform its covenants in the merger agreement such that the conditions set forth in the merger agreement would not be satisfied.

No Solicitation by Endwave

Until the effective time of the merger or termination of the merger agreement, Endwave and its subsidiaries have agreed that they will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly:

•

solicit, initiate, encourage or induce the making, submission or announcement of any offer or proposal (other than an offer or proposal by GigOptix) relating to any Endwave acquisition transaction (as described below);

•

participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any offer or proposal (other than an offer or proposal by GigOptix) relating to any Endwave acquisition transaction;

•

engage in discussions with any person with respect to any offer or proposal (other than an offer or proposal by GigOptix) relating to any Endwave acquisition transaction, except as to the existence of these provisions in the merger agreement;

•	approve, endorse or recommend any offer or proposal (other than an offer or proposal by GigOptix) relating to any Endwave acquisition transaction; or

•	enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Endwave acquisition transaction.

An “Endwave acquisition transaction” is any transaction or series of related transactions involving:

•

any purchase from Endwave or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of Endwave or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of Endwave or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Endwave;

•

any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of Endwave; or

•	any liquidation or dissolution of Endwave.

The merger agreement, however, provides that Endwave and its board of directors: (i) may furnish information to, or participate in discussions with, any third party that has made an unsolicited acquisition proposal that the board of directors reasonably concludes may lead to an Endwave superior offer (as described below); and (ii) may participate in discussions or negotiations with any potential acquirer or approve an unsolicited acquisition proposal if the board of directors is advised by its financial advisor that the potential acquirer submitting the acquisition proposal has the financial wherewithal to be reasonably capable of consummating the acquisition proposal, and the board of directors determines in good faith, after receiving advice from its financial advisor that the acquisition proposal is an Endwave, and after consultation with its legal counsel, that the failure to participate in discussions or negotiations with the potential acquirer or to furnish such information or approve an acquisition proposal would be inconsistent with the board of directors’ fiduciary duties under applicable law.

An “Endwave superior offer” is an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Endwave pursuant to which the stockholders of Endwave immediately preceding the transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Endwave), directly or indirectly, of ownership of 90% of the then outstanding shares of capital stock of Endwave, on terms that the board of directors of Endwave determines, in its reasonable judgment (based on the written advice of its financial advisor) to be more favorable to Endwave stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be an “Endwave superior offer” if any financing required to consummate the transaction contemplated by the offer is not committed and is not likely in the reasonable judgment of Endwave’s board of directors (based on the advice of its financial advisor) to be obtained by such third party on a timely basis.

In the event that Endwave decides to provide any information as described above, or receives any acquisition proposal (or any material amendment to an acquisition proposal previously received), it must promptly, and in any event within 24 hours, inform GigOptix in writing as to that fact and furnish to GigOptix the identity of the recipient of the information to be provided and the potential acquirer and the terms of the acquisition proposal (or material amendment).

In addition, Endwave as promptly as practicable must advise GigOptix orally and in writing of any acquisition proposal or any request for non-public information or inquiry that Endwave reasonably believes would lead to an any Endwave acquisition transaction, the material terms and conditions of such Endwave Acquisition Proposal, request or inquiry, and the identity of the person or group making any such offer or proposal relating to any Endwave acquisition transaction, request or inquiry. Endwave must keep GigOptix informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any offer or proposal relating to any Endwave acquisition transaction, request or inquiry.

Changes in Endwave’s Board of Directors’ Recommendation

On February 4, 2011, the Endwave board of directors unanimously adopted a resolution recommending that the Endwave stockholders adopt the merger agreement. Endwave’s board of directors has agreed to call a meeting of its stockholders to consider adoption of the merger agreement. The merger agreement does not prevent the board of directors of Endwave from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the merger if (i) an Endwave superior offer is made to Endwave and is not withdrawn, (ii) Endwave has provided written notice to GigOptix advising GigOptix that Endwave has received an Endwave superior offer, specifying the material terms and conditions of such Endwave superior offer and identifying the person or entity making such Endwave superior offer, (iii) GigOptix has not within five business days of GigOptix’ receipt of the notice of Endwave superior offer, made an offer that the board of directors of Endwave by a majority vote determines in its good faith judgment (based on the written advice of its financial advisor) to be at least as favorable to Endwave’s stockholders as the Endwave superior offer, (iv) the board of directors of Endwave concludes in good faith, after consultation with its outside counsel, that, in light of such Endwave superior offer, the failure to withhold, withdraw, amend or modify its recommendation would be inconsistent with the fiduciary obligations of the board of directors of Endwave to Endwave’s stockholders under applicable law and (v) Endwave has not have violated any of the restrictions set forth in the merger agreement regarding non-solicitation or changing its recommendation. Endwave must provide GigOptix with at least three business days prior notice (or a lesser prior notice as provided to the members of Endwave’s board of directors but in no event less than twenty-four hours) of any meeting of Endwave’s board of directors at which Endwave’s board of directors is reasonably expected to consider any Endwave acquisition transaction.

No Solicitation by GigOptix

Until the effective time of the merger or termination of the merger agreement, GigOptix and its subsidiaries have agreed that they will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly:

•

solicit, initiate, encourage or induce the making, submission or announcement of any offer or proposal (other than an offer or proposal by GigOptix) relating to any GigOptix acquisition transaction (as described below);

•

participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any offer or proposal (other than an offer or proposal by GigOptix) relating to any GigOptix acquisition transaction;

•

engage in discussions with any person with respect to any offer or proposal (other than an offer or proposal by GigOptix) relating to any GigOptix acquisition transaction, except as to the existence of these provisions in the merger agreement;

•	approve, endorse or recommend any offer or proposal (other than an offer or proposal by GigOptix) relating to any GigOptix acquisition transaction; or

•	enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any GigOptix acquisition transaction.

A “GigOptix acquisition transaction” is any transaction or series of related transactions involving:

•

any purchase from GigOptix or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of GigOptix or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of GigOptix or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving GigOptix;

•

any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of GigOptix; or

•	any liquidation or dissolution of GigOptix.

The merger agreement, however, provides that, prior to the effective time of the merger, GigOptix may furnish nonpublic information regarding GigOptix to, and enter into discussions or negotiations with, any person in response to an unsolicited, bona fide written offer or proposal relating to any GigOptix acquisition transaction made or received after the date of the merger agreement, which GigOptix’ board of directors determines in good faith constitutes, or is reasonably likely to result in, a GigOptix superior offer and is not withdrawn (as described below) if: (A) neither GigOptix nor any representative of GigOptix shall have failed to comply with this provision of the merger agreement; (B) the board of directors of GigOptix concludes in good faith, after consultation with outside counsel, that the failure to take such action would result in a breach of the fiduciary duties of the board of directors of GigOptix under applicable law; (C) within 24 hours following the furnishing of any such nonpublic information to, or entering into discussions with, such person, GigOptix gives Endwave written notice of the identity of the Person and of GigOptix’ intention to furnish nonpublic information to, or enter into discussions with, such person or has furnished, or entered into discussions with, such person.

A “GigOptix superior offer” is an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving GigOptix pursuant to which the stockholders of GigOptix immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving GigOptix), directly or indirectly, of ownership of 90% of the then outstanding shares of capital stock of GigOptix, on terms that the board of directors of GigOptix determines, in its reasonable judgment (based on the advice of counsel and the written advice of its financial advisor) to be an offer that the GigOptix board of directors must consider in order to fulfill its fiduciary duties; provided, however, that any such offer shall not be deemed to be an “GigOptix superior offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of GigOptix board of directors (based on the advice of its financial advisor) to be obtained by such third party on a timely basis.

Indemnification and Insurance

The merger agreement provides that GigOptix will, or cause Endwave as the surviving corporation in the merger to, after the effective time of the merger, fulfill and honor the obligation of Endwave to indemnify Endwave’s present and former directors and officers pursuant to the terms of Endwave’s amended and restated certificate of incorporation and bylaws as in effect on the date of the merger agreement.

The merger agreement also provides that neither GigOptix nor Endwave as the surviving corporation in the merger will take any action to terminate any liability insurance that Endwave acquires and fully pays for prior to the effective time of the merger with respect to claims arising against Endwave’s officers and directors with respect to their acts and omissions as directors and officers of Endwave occurring prior to the effective time of the merger. However, Endwave as the surviving corporation in the merger may substitute a policy of at least the same coverage containing terms and conditions that, in the aggregate, are no less advantageous.

Listing of GigOptix Common Stock

The merger agreement requires GigOptix to use commercially reasonable efforts to cause the its common stock to be issued in the merger to be authorized for listing on the NYSE AMEX, subject to official notice of issuance, prior to the closing of the merger, and if that is not reasonably possible, then as soon thereafter as is reasonably possible. If within 60 days following the effective time of the merger, such shares of GigOptix common stock has not been so authorized, then the board of directors of GigOptix will use its best efforts to take further actions as appropriate to achieve such listing on NYSE AMEX, subject to official notice of issuance.

Conditions to the Completion of the Merger

Unless waived by the parties, the respective obligations of each party to the merger Agreement to effect the merger will be subject to the fulfillment of each of the following conditions on or before the effective time of the merger:

•	adoption of the merger agreement by holders of a majority of the outstanding shares of Endwave common stock entitled to vote thereon;

•

effectiveness of the registration statement of which this proxy statement/prospectus is a part and the absence of any stop order suspending such effectiveness or pending proceeding for the purpose of obtaining any such stop order;

•

all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any government entity, the failure of which to obtain or comply with would be reasonably likely to have a material adverse effect on GigOptix or Endwave, shall have been obtained or filed;

•

GigOptix shall have obtained all necessary permits and qualifications required by any state blue sky laws, or otherwise secured an exemption therefrom, in connection with the issuance of GigOptix common stock in the transactions contemplated by the merger agreement, the failure of which to obtain would be reasonably likely to have a material adverse effect on GigOptix or Endwave; and

•

absence of any writ, order, temporary restraining order, preliminary injunction or injunction prohibiting completion of the merger and the absence of any pending action, suit or proceeding instituted by a governmental agency seeking any such writ, order, temporary restraining order, preliminary injunction or injunction that is reasonably likely to be successful.

Additionally, unless waived by Endwave, the obligations of Endwave to effect the merger will be subject to the fulfillment of each of the following additional conditions on or before the effective time of the merger:

•

certain of the representations and warranties of GigOptix and Merger Sub being true and correct in all respects, and the remaining representations and warranties being true and correct in all material respects, both as of the date of the merger agreement and the date of the closing of the merger, except (i) for changes specifically permitted by the merger agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of the representations and warranties to be so true and correct does not have a material adverse effect on GigOptix;

•

GigOptix and Merger Sub will have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the date of the closing of the merger;

•	GigOptix will have furnished a certificate of GigOptix executed by one of its officers to evidence compliance with the conditions set forth in the previous two items;

•

the absence of any event or occurrence taking place after the date of the merger agreement and the absence of any circumstance that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a material adverse effect on GigOptix; and

•	GigOptix shall have obtained the consent of its lender to the completion of the merger.

Further, unless waived by GigOptix, the obligations of GigOptix and Merger Sub to effect the merger will be subject to the fulfillment of each of the following additional conditions on or before the effective time of the merger:

•

certain of the representations and warranties of Endwave being true and correct in all respects, and the remaining representations and warranties being true and correct in all material respects, both as of the date of the merger agreement and the date of the closing of the merger, except (i) for changes specifically permitted by the merger agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and (iii) where the failure of the representations and warranties to be so true and correct does not have a material adverse effect on Endwave;

•

Endwave will have performed and complied in all material respects with all agreements and obligations required by the merger agreement to be performed or complied with by it on or prior to the date of the closing of the merger;

•	Endwave will have furnished a certificate of Endwave executed by one of its officers to evidence compliance with the conditions set forth in the previous two items;

•

the absence of any event or occurrence taking place after the date of the merger agreement and the absence of any circumstance that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a material adverse effect on Endwave; and

•

as of the closing of the merger, the aggregate number of Endwave shares for which valid demands for appraisal under Delaware law have been made and not withdrawn shall not exceed 10% of the number of issued and outstanding shares of Endwave common stock on the record date for the Endwave special meeting.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval and adoption of the merger agreement by Endwave stockholders:

•	by mutual written agreement of GigOptix and Endwave duly authorized by the board of directors of each company; or

•	by either Endwave or GigOptix if:

•

the merger shall not have been consummated by June 30, 2011 for any reason; provided, however, that the right to terminate the merger agreement under this provision will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before June 30, 2011 and the action or failure to act constitutes a material breach of a covenant of the party set forth in the merger agreement;

•

if a court of competent jurisdiction or other government entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable;

•

if Endwave’s stockholders do not adopt the merger agreement by reason of the failure to hold a meeting or the failure to obtain the required vote at a meeting of Endwave stockholders; provided, however, that the right to terminate the merger agreement under this provision will not be available to Endwave where the failure to hold a meeting or the failure to obtain the requisite stockholder approval is caused by the action or failure to act of Endwave and the action or failure to act constitutes a material breach by Endwave of its covenants set forth in the merger agreement;

•

(i) the board of directors of Endwave or any committee thereof withdraws or amends or modifies in a manner adverse to GigOptix its recommendation in favor of, the adoption and approval of the merger agreement or the approval of the merger; (ii) Endwave fails to include in this proxy statement/prospectus the recommendation of the board of directors of Endwave in favor of the adoption and approval of the merger agreement and the approval of the merger; (iii) the board of directors of Endwave fails to reaffirm its recommendation in favor of the adoption and approval of the merger agreement and the approval of the merger within ten days after GigOptix requests in writing that such recommendation be reaffirmed at any time following the public announcement of a proposal to acquire Endwave (other than an offer or proposal by GigOptix); (iv) the board of directors of Endwave or any committee thereof shall have approved or recommended any acquisition proposal (other than an offer or proposal by GigOptix); or (v) a tender or exchange offer relating to securities of Endwave is commenced by a person unaffiliated with GigOptix and Endwave does not send to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after the tender or exchange offer is first published, sent or given, a statement disclosing that Endwave recommends rejection of such tender or exchange offer; or

•

by Endwave, upon a breach of any representation, warranty, covenant or agreement on the part of GigOptix set forth in the merger agreement, or if any representation or warranty of GigOptix becomes untrue, in either case such that the conditions set forth in the merger agreement would not be satisfied as of the time of the breach or as of the time the representation or warranty becomes untrue, provided that the inaccuracy in GigOptix’ representations and warranties or breach by GigOptix remains uncured on the date that is 20 business days following written notice of the breach or inaccuracy from Endwave to GigOptix. Endwave may not terminate the merger agreement pursuant to this provision if it has materially breached any of its covenants in the merger agreement and remains in breach of the applicable covenants as of the date of the termination; or

•

by GigOptix, upon a breach of any representation, warranty, covenant or agreement on the part of Endwave set forth in the merger agreement, or if any representation or warranty of Endwave becomes untrue, in either case such that the conditions set forth in the merger agreement would not be satisfied as of the time of the breach or as of the time such representation or warranty becomes untrue, provided that the inaccuracy in Endwave’s representations and warranties or breach by Endwave remains uncured on the date that is 20 business days following written notice of the breach or inaccuracy from GigOptix to Endwave. GigOptix may not terminate the merger agreement pursuant to this provision if it has materially breached any of its covenants in the merger agreement and remains in breach of the applicable covenants as of the date of such termination.

Termination Fee and Expenses

Endwave will be obligated to pay a $1,000,000 termination fee plus certain reasonable documented expenses of GigOptix if GigOptix or Endwave terminates the merger agreement because:

•

the board of directors of Endwave or any committee thereof withdraws or amends or modifies in a manner adverse to GigOptix its recommendation in favor of, the adoption and approval of the merger agreement or the approval of the merger;

•

Endwave fails to include in this proxy statement/prospectus the recommendation of the board of directors of Endwave in favor of the adoption and approval of the merger agreement and the approval of the merger;

•

the board of directors of Endwave fails to reaffirm its recommendation in favor of the adoption and approval of the merger agreement and the approval of the merger within ten days after GigOptix requests in writing that such recommendation be reaffirmed at any time following the public announcement of a proposal to acquire Endwave (other than an offer or proposal by GigOptix);

•	the board of directors of Endwave or any committee thereof shall have approved or recommended any acquisition proposal (other than an offer or proposal by GigOptix); or

•

a tender or exchange offer relating to securities of Endwave is commenced by a person unaffiliated with GigOptix and Endwave does not send to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after the tender or exchange offer is first published, sent or given, a statement disclosing that Endwave recommends rejection of such tender or exchange offer.

The merger agreement provides that each of GigOptix and Endwave will pay its own fees and expenses in connection with the merger agreement, whether or not the merger is consummated. However, the merger agreement also provides that GigOptix and Endwave will share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing (with the SEC) of this proxy statement/prospectus and any amendments or supplements thereto.

Amendments and Waivers

Subject to applicable law, the merger agreement may be amended, modified or supplemented only by written agreement of GigOptix, Merger Sub and Endwave at any time prior to the effective time of the merger. However, after approval of the merger agreement by the Endwave stockholders, no such amendment or modification shall change the amount or form of the consideration to be received by the Endwave stockholders in the merger. Any failure of GigOptix or Merger Sub, on the one hand, or Endwave, on the other hand, to comply with any obligation, covenant, agreement or condition in the merger agreement may be waived by Endwave (with respect to any failure by GigOptix or Merger Sub) or GigOptix and Merger Sub (with respect to any failure by Endwave), respectively, only by a written instrument signed by the party granting such waiver.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary of the opinion of Nixon Peabody LLP, counsel to GigOptix, and Cooley LLP, counsel to Endwave (collectively referred to in this discussion as “counsel”), as to the material U.S. federal income tax consequences of the mergers to certain U.S. Holders (as defined below) of Endwave common stock. Counsel’s opinions are subject to the limitations, exceptions, assumptions and conditions set forth in this discussion and in the tax opinions filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. The discussion below is based upon the best judgment of counsel regarding the application of the provisions of the Code, applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. GigOptix and Endwave have not sought any rulings from the Internal Revenue Service, or the IRS, with respect to the statements and conclusions reached in this summary. No assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion addresses only those Endwave stockholders that hold their Endwave common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular holder, does not consider any aspects of U.S. federal tax law other than income taxation and does not address all the U.S. federal income tax consequences that may be relevant to particular Endwave stockholders in light of their individual circumstances or to Endwave stockholders that are subject to special rules, such as:

•	financial institutions or financial services entities;

•

entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of Endwave common stock that hold their shares through entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	insurance companies, banks, thrifts, and other financial institutions;

•	tax-exempt organizations;

•	qualified retirement plans;

•	individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	corporations subject to Section 7874 of the Code;

•	persons that hold Endwave common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	non-U.S. Holders;

•	expatriates and certain former citizens or residents of the United States; and

•	stockholders who acquired their shares of Endwave common stock through the exercise of an employee stock option, the settlement of a restricted stock unit, or otherwise as compensation.

Determining the actual tax consequences of the mergers to you may be complex. Such tax consequences will depend on your specific situation and on factors that are not within GigOptix’ and Endwave’s control. GigOptix and Endwave urge you to consult your own tax advisor concerning your particular U.S. federal, state, local and non-U.S. tax consequences of the merger.

For purposes of this discussion, the term “U.S. Holder” is used to mean a beneficial owner of Endwave common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or any of its political subdivisions;

•

a trust that (1) is subject to the primary supervision of a court within the United States over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (2) validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income tax on its income regardless of its source.

The merger of Merger Sub with and into Endwave is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and the merger has been structured consistently with such intent.

Based on (i) the representations of GigOptix and Endwave, (ii) the merger being completed in accordance with the merger agreement, and (iii) subject to the assumptions and limitations discussed in such opinions, Nixon Peabody LLP, counsel to GigOptix, and Cooley LLP, counsel to Endwave, have provided opinions that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions were based upon representations and covenants made by GigOptix and Endwave, including representations in certificates of officers of GigOptix and Endwave delivered to tax counsel, and upon certain assumptions, including the absence of changes in facts or in law between the date of the issuance of such opinions and the completion of the merger. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the merger could differ materially from those summarized below. There can be no assurance that the merger will be completed. These opinions are also subject to the limitations discussed above in the first two paragraphs of this part. It is possible that the merger may not qualify as a reorganization, and the tax consequences of the merger could differ materially from those summarized below. For a further discussion, see the section entitled “Taxable Acquisition” below.

Endwave stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including any applicable federal, state, local and foreign tax consequences.

The following summary sets forth certain material U.S. federal income tax considerations for Endwave stockholders and the corporate parties to the merger if, as planned and expected, the merger is completed in accordance with the merger agreement and the conditions to the tax opinions are otherwise satisfied:

•

Endwave stockholders will not recognize any gain or loss upon the receipt of GigOptix common stock in exchange for Endwave stock in connection with the merger (except to the extent of cash received in lieu of a fractional share of GigOptix common stock, as discussed below).

•

Cash payments received by an Endwave stockholder for a fractional share of GigOptix common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by GigOptix for cash. Endwave stockholders will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share. The gain or loss will generally be long-term capital gain or loss, if, as of the effective date of the merger, the holding period for the Endwave stock is longer than one year. The deductibility of capital losses is subject to limitation.

•

The aggregate tax basis of the GigOptix common stock received by an Endwave stockholder in connection with the merger will be the same as the aggregate tax basis of the Endwave stock surrendered in exchange for GigOptix common stock, reduced by any amount allocable to a fractional share of GigOptix common stock for which cash is received.

•

The holding period of the GigOptix common stock received by an Endwave stockholder in connection with the merger will include the holding period of the Endwave stock surrendered in connection with the merger.

•

A dissenting stockholder who perfects appraisal rights will generally recognize gain or loss with respect to his or her shares of the Endwave stock equal to the difference between the amount of cash received and his or her basis in such shares. Such gain or loss will generally be long term capital gain or loss, provided the shares were held for more than one year before the disposition of the shares. Interest, if any, awarded in an appraisal proceeding by a court would be included in such stockholder’s income as ordinary income.

GigOptix, Merger Sub and Endwave will not recognize gain or loss solely as a result of the merger.

Backup Withholding

If you are a non-corporate holder of Endwave stock you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in GigOptix common stock or cash payments for perfecting appraisal rights. You will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish timely the required information to the IRS.

Tax Return Reporting Requirements

If you receive GigOptix common stock as a result of the merger, you will be required to retain records pertaining to the merger, and you will be required to file with your U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

Taxable Acquisition

The failure of the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code would result in an Endwave stockholder recognizing gain or loss with respect to the shares of Endwave stock surrendered by such stockholder equal to the difference between the stockholder’s basis in the shares and the fair market value, as of the effective time of the merger, of the GigOptix stock received in exchange for the Endwave stock (and the cash received in lieu of a fractional share of Endwave stock). In such event, a stockholder’s aggregate basis in the GigOptix common stock so received would equal its fair market value, and such stockholder’s holding period would begin the day after the merger. The gain or loss would generally be long-term capital gain or loss, if, as of the effective date of the merger, the holding period for the Endwave stock is longer than one year. The deductibility of capital losses is subject to limitations. A dissenting stockholder who receives cash will be required to recognize gain or loss in the same manner as described above (see discussion of dissenters in a reorganization above).

The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Endwave stockholders are urged to consult with their own tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences to them of the merger.

ADDITIONAL INFORMATION REGARDING ENDWAVE

NET OPERATING LOSS CARRYFORWARDS

As of December 31, 2010, Endwave had a federal net operating loss carryforward of approximately $205.6 million. As of this date, Endwave also had federal research and development tax credit carryforwards of approximately $2.2 million. These net operating loss and credit carryforwards are currently expiring and will continue to do so through 2030, if not utilized.

As of December 31, 2010, Endwave had a California net operating loss carryforward of approximately $82.2 million. These state net operating losses will begin expiring in 2012, if not utilized. As of such date, Endwave also had California state research and development tax credit carryforwards and miscellaneous credit carryforwards of approximately $2.4 million. The credits will carry forward indefinitely, if not utilized.

From time to time, Endwave has commissioned third-party analyses of whether its substantial federal and state net operating loss carryforwards are subject to an annual limitation on utilization due to the ownership change provisions of Section 382 of the Internal Revenue Code and similar state provisions. Section 382 imposes a limitation on the amount of income that a corporation may offset with net operating losses and certain other tax attributes following an “ownership change.” In general, an “ownership change” is an aggregate increase of more than 50% of the ownership of a corporation (by value) over a prescribed period by the corporation’s “5% shareholders” from the lowest percentage of ownership of these shareholders in that period. In general, the prescribed ownership change testing period is the lesser of three years or the period between a prior ownership change and the given testing date. The term “5% shareholder,” for the purpose of Section 382, is a term of art and involves the operation of complex shareholder attribution, aggregation and segregation rules. If an ownership change occurs, the resulting Section 382 limitation, for each year after the ownership change, will generally be equal to the value of all the stock of the corporation (at the time of the ownership change), as adjusted under applicable rules, multiplied by a published IRS interest rate in effect at the time of the ownership change. The Section 382 limitation is subject to a number of special adjustment rules, one of which allows a Section 382 limitation to be increased by any built-in gain that economically accrued at the time of the ownership change and that is recognized within five years of such ownership change. Endwave’s analyses of its net operating loss carryforwards have been based on the best information available to Endwave and its management at the time, based in large part upon Schedules 13D and 13G and amendments thereto filed with the Securities and Exchange Commission by Endwave’s shareholders. As discussed in previous reports Endwave filed with the Securities and Exchange Commission, two hedge funds, Wood River Partners, L.P. and Wood River Partners Offshore Ltd., or Wood River Funds, accumulated a large amount of Endwave stock during 2005 without making required Schedule 13D filings with the Securities and Exchange Commission. As a result, Endwave has obtained the Wood River Funds’ share ownership information from other documents available to it, including a Securities and Exchange Commission complaint and supporting affidavits filed in such matter.

Based on Endwave’s most recent Section 382 analysis, Endwave has experienced ownership changes (within the meaning of Section 382) and, as a result of these changes, Endwave’s realizable federal net operating loss carryforward is approximately $61.8 million. Of this amount, $29.9 million is currently available to offset taxable income and this amount will increase (to the extent not utilized) by $4.4 million in 2011 and 2012 and by $1.5 million per year for the years 2013 through 2027. This limitation resulting from the above changes in ownership will result in approximately $143.8 million of federal net operating losses expiring unutilized.

Endwave also believes that its California net operating loss carryforward utilization is limited in a manner similar to its federal net operating loss carryforwards. Based on Endwave’s most recent analysis, its remaining utilizable California net operating loss carryforwards are $37.3 million. However, the California net operating loss carryforward deduction was suspended for both the 2010 and 2011 tax years for any corporate taxpayer with annual Federal taxable income, modified by any state adjustments, in excess of $300,000. As a result, Endwave will be unable to make any use of its California net operating loss carryforward in 2011 unless its annual taxable income is less than $300,000. Further, Endwave will be unable to carry back any California net operating losses to earlier years until at least 2013. As a result of the foregoing, it is expected that a substantial portion of Endwave’s California net operating losses will expire before utilization.

Upon the consummation of Endwave’s proposed merger with GigOptix or any other acquisition of 100% of Endwave’s stock by another third party at this time, Endwave’s realizable net operating loss carryforwards would be significantly limited as a result of such merger or other acquisition. Based on Endwave’s most recent Section 382 analysis and Endwave’s estimate of the value of the shares to be issued in the merger and its balance sheet as of the closing of the merger, and assuming no further ownership changes until the date the merger is consummated, Endwave believes the completion of the merger with GigOptix would have the effect of decreasing the amount of realizable federal net operating loss carryforwards to approximately $400,000 per year, which would have the effect of reducing Endwave’s total realizable federal net operating loss carryforwards from approximately $61.8 million to $7.8 million.

In addition, based on Endwave’s most recent Section 382 analysis, a relatively small change in its ownership by 5% stockholders at this time, including an accumulation of additional shares by its existing 5% stockholders, would result in a further ownership change within the meaning of Section 382, which would have the effect of significantly limiting Endwave’s realizable net operating loss carryforwards even if the merger with GigOptix were not consummated. Changes in ownership are largely beyond Endwave’s control and thus Endwave can give no assurance that it will continue to have realizable net operating loss carryforwards whether or not the merger with GigOptix is consummated.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF GIGOPTIX

The following table sets forth information regarding the beneficial ownership of GigOptix’ common stock as of April 28, 2011 by:

•	each person known by GigOptix to be the beneficial owner of more than 5% of GigOptix’ outstanding shares of common stock;

•	each of GigOptix’ named executive officers and directors; and

•	all of GigOptix’ executive officers and current directors, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentages are based on 12,374,947 shares of GigOptix common stock outstanding as of April 28, 2011, adjusted as required by such rules. As provided by such rules, shares of GigOptix common stock issuable pursuant to options to purchase or other rights to acquire shares of common stock that are exercisable within 60 days of April 28, 2011 are deemed to be both beneficially owned by the person holding such options and outstanding for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. Except as indicated by footnote, to GigOptix’ knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

	Beneficial Ownership of GigOptix’ Common Stock as of April 28, 2011 Common Stock (1)
	Shares	Percent of Class
5% Stockholders
DBSI Liquidating Trust (2)	1,715,161	13.86%
National Instruments Corporation (3)	1,066,270	8.62%
Named Executive Officers and Directors
Dr. Avi Katz (4)	902,108	6.82%
Andrea Betti-Berutto (4)	379,362	2.91%
Ron Shelton (4)	—	—
C. James Judson (4)	153,645	1.24%
Kimberly D.C. Trapp (4)	62,375	*
Frank Schneider (4)	41,667	*
Neil J. Miotto (4)	65,594	*
All current directors and executive officers as a group (8 persons) (5)	1,781,924	12.71%

*	Represents less than 1% of GigOptix’ outstanding common stock.
(1)	Unless otherwise indicated, each person’s address is c/o GigOptix, Inc., 2300 Geng Road, Suite 250, Palo Alto, California 94304.
(2)

According to a Schedule 13G filed with the SEC on November 4, 2010, Conrad Myers, Liquidating Trustee (the “Trustee”) of the DBSI Liquidating Trust (the “Trust”), is acting under the terms and conditions of the DBSI Liquidating Trust Agreement and Declaration of Trust dated October 29, 2010, by and among DBSI Consolidated Debtors, as substantively consolidated debtors and debtors in possession under the “Second Amended Joint Chapter 11 Plan of Liquidation filed by the Chapter 11 Trustee and the Official Committee of Unsecured Creditors” (the “Plan of Liquidation”), confirmed by Order dated October 29, 2010 in the Chapter 11 Cases In re DBSI, Inc. et al., Case No. 08-12687 (PJW), the United States Bankruptcy Court, District of Delaware. Pursuant to the Plan of Liquidation, the Trust now holds 972,612 shares of GigOptix’

common stock formerly held by Stellar Technologies LLC, an Idaho limited liability company and 742,549 shares of GigOptix’ common stock formerly held by iTerra Communications LLC, an Idaho limited liability company. The Trustee has sole dispositive power and sole voting power with respect to 1,715,161 shares. The Trustee disclaims beneficial ownership of such shares and warrants. The address for the Trust and the Trustee is 6327 SW Capitol Hwy, PMB 221, Portland, Oregon 97239.

(3)	The information as to National Instruments Corporation is derived from a Schedule 13D filed with the SEC on November 19, 2009 and from communications with National Instruments Corporation. Alexander M. Davern, the Chief Financial Officer, Chief Operating Officer and Executive Vice President of National Instruments Corporation, has voting and investment power with respect to shares held by National Instruments Corporation.
(4)	Includes options to purchase shares of common stock exercisable within 60 days of February 25, 2011 as follows: 84,000 for Mr. Judson; 62,219 for Ms. Trapp; 64,875 for Mr. Miotto, 15,000 for Mr. Schneider; 825,260 for Dr. Katz; and 356,462 for Mr. Betti-Berutto. Also includes warrants to purchase shares of common stock exercisable within 60 days of February 25, 2011 as follows: 22,900 for Mr. Betti-Berutto and 37,048 for Dr. Katz. Mr. Shelton, GigOptix’ former Chief Financial Officer who resigned from the company effective as of February 1, 2011, does not hold any options to purchase shares of GigOptix’ common stock.
(5)	Includes shares held by the following individuals as of April 28, 2011: Dr. Avi Katz, Andrea Betti-Berutto, Julie Tipton, Jeff Parsons, C. James Judson, Kimberly D.C. Trapp, Frank Schneider and Neil J. Miotto. Mr. Parsons currently serves as GigOptix’ Acting Chief Financial Officer. Ms. Tipton is GigOptix’ Senior Vice President of Operations.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF ENDWAVE

The following table sets forth certain information regarding the ownership of our common stock as of April 28, 2011 by: (i) each of our named executive officers; (ii) each director; (iii) our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Except as otherwise indicated, the address of each of the persons set forth below is c/o Endwave Corporation, 130 Baytech Drive, San Jose, California 95134.

	Common Stock
Name and Address	Number (1)	Percent (2)
Entities affiliated with Empire Capital Management, LLC (3)	1,336,592	13.51
1 Gorham Island, Suite 201 Westport, CT 06880
Entities affiliated with Dimensional Fund Advisors LP (4)	731,826	7.40
1299 Ocean Avenue Santa Monica, CA 90401
Entities affiliated with Steel Partners II, L.P (5)	644,988	6.52
590 Madison Avenue, 32nd Floor New York, NY 10022
Entities affiliated with ERIP LLC	622,329	6.29
104 West 27th Street, 6th Floor (6) New York, NY 10001
Entities affiliated with Wells Fargo Investments LLC (7)	615,270	6.22
420 Montgomery Street San Francisco, CA 94104
John J. Mikulsky (8)	321,882	3.25
Curt P. Sacks (9)	135,593	1.37
Daniel P. Teuthorn (10)	109,801	1.11
Steven F. Layton (11)	107,302	1.09
Joseph J. Lazzara (12)	33,385	*
John F. McGrath, Jr. (13)	32,752	*
Wade Meyercord (13)	32,473	*
All directors and executive officers as a group (7 persons) (14)	773,188	7.82

*	Less than one percent.
(1)	This table is based upon information supplied to us by our officers, directors and principal stockholders and upon any Schedules 13D or 13G filed with the Securities and Exchange. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.
(2)	Applicable percentages are based on 9,892,120 shares outstanding on April 28, 2011, adjusted as required by rules promulgated by the Securities and Exchange Commission.
(3)

Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock. Empire Management, the investment manager of the Empire Overseas Fund has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock. Empire Management, pursuant to investment management agreements with Charter Oak, Charter Oak II and Charter Oak Master, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets of the Charter Oak Funds under its discretion. Empire Management, pursuant to an investment management agreement with the Enhanced Master Fund, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets under its discretion. Scott A. Fine and Peter J. Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management. Messrs. Fine and Richards have shared voting and dispositive power with respect to 1,336,592 shares.

(4)	Dimensional Fund Advisors LP (formerly, Dimensional Fund Advisors, Inc.) (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds”. In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. Mr. Christopher Crossan, Global Chief Compliance Officer, is a General Partner of Dimensional Holdings Inc.
(5)	The shares are held by Steel Partners II, L.P. and Warren G. Lichtenstein. By virtue of their relationships with Steel Partners II, each of Steel Holdings, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the shares owned by Steel Partners II. No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares. Mr. Lichtenstein has shared voting and dispositive power with respect to 644,988 shares.
(6)	The shares are held by ERIP LLC and Ms. Chernaya, the manager of ERIP LLC. Ms. Chernaya is the beneficial owner of 622,329 shares of the issuer’s common stock and has the sole power to vote or to direct the vote of 622,329 shares of the issuer’s common stock. Rina Chernaya has voting and dispositive power with respect to 622,329 shares.
(7)	Wells Fargo & Company is the beneficial owner of 615,270 shares of the issuer’s common stock on behalf of Wells Fargo Investments LLC.
(8)	Includes 236,393 shares issuable upon exercise of options exercisable within 60 days of the date of this table. If exercised in full within 60 days of the date of this table, 101,456 shares would be subject to repurchase by us.
(9)	Includes 115,873 shares issuable upon exercise of options exercisable within 60 days of the date of this table. If exercised in full within 60 days of the date of this table, 49,237 shares would be subject to repurchase by us.
(10)	Includes 75,456 shares issuable upon exercise of options exercisable within 60 days of the date of this table. If exercised in full within 60 days of the date of this table, 29,068 shares would be subject to repurchase by us.
(11)	Includes 91,821 shares issuable upon exercise of options exercisable within 60 days of the date of this table.
(12)	Includes 10,000 restricted stock units releasable within 60 days of the date of this table. Also includes, 22,385 shares issuable upon exercise of options exercisable within 60 days of the date of this table, and 1,000 shares held jointly in the name of Joseph J. and Nancy B. Lazzara.
(13)	Represents restricted stock units releasable within 60 days of the date of this table and shares issuable upon exercise of options within 60 days of the date of this table.
(14)	See footnotes 8 through 13 above, as applicable. Includes 587,153 shares issuable upon exercise of options exercisable within 60 days of the date of this table. If exercised in full within 60 days of the date of this table, 179,761 shares would be subject to a repurchase right by us.

DESCRIPTION OF THE CAPITAL STOCK OF GIGOPTIX

The following is a summary of the material terms of the capital stock of GigOptix under its amended and restated certificate of incorporation and amended and restated bylaws. This summary is not complete and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware, or the DGCL, its amended and restated certificate of incorporation and amended and restated bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information” on page 195 of this proxy statement/prospectus.

Authorized and Outstanding Capital Stock

GigOptix is authorized to issue 51,000,000 shares of capital stock, each with a par value of $0.001, consisting of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. There were 12,374,947 shares of common stock outstanding and no shares of preferred stock outstanding as of April 28, 2011.

Notwithstanding the provisions of the DGCL, the number of authorized shares of common stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of the outstanding capital stock of GigOptix entitled to vote, voting together as a single class.

Description of Common Stock

Voting Rights

Each holder of shares of the common stock of GigOptix is entitled to attend all special and annual meetings of the stockholders of GigOptix. In addition, each such holder is entitled, together with the holders of all other classes of capital stock entitled to attend special and annual stockholder meetings (subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter), to cast one vote for each outstanding share of common stock of GigOptix held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the common stock of GigOptix, as such, are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including the certificate of designation of any series of its preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock of GigOptix if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the amended and restated certificate of incorporation (including the certificate of designation of any series of its preferred stock) or pursuant to the DGCL.

Liquidation Rights

The holders of the common stock of GigOptix and the holders of any class or series of stock entitled to participate with the holders of the common stock of GigOptix as to the distribution of assets in the event of any liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, will become entitled to participate in the distribution of any of GigOptix’ assets remaining after it has paid, or provided for the payment of, all of its debts and liabilities and after GigOptix has paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends

Dividends may be paid on the common stock of GigOptix and on any class or series of preferred stock entitled to participate with the common stock of GigOptix as to dividends on an equal per-share basis, but only when, as and if declared by the board of directors of GigOptix. Holders of GigOptix’ common stock will be entitled to receive any such dividends out of any assets legally available for the payment of dividends only after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after GigOptix has complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of the preferred stock of GigOptix.

Other Rights

Holders of the common stock of GigOptix do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Anti-Takeover Effects of Provisions of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

GigOptix’ amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or deferring a change in control of the company. These provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 10 directors;

•	limit the types of persons who may call a special meeting of stockholders; and

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings.

Description of Preferred Stock

GigOptix’ amended and restated certificate of incorporation authorizes its board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights. GigOptix’ board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of any shares of preferred stock outstanding from time to time.

The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that the board of directors may designate and GigOptix may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of GigOptix, even if such a transaction would be beneficial to the interests of the stockholders of GigOptix.

COMPARISON OF STOCKHOLDER RIGHTS

General

GigOptix and Endwave are corporations incorporated under the laws of the State of Delaware. Following the merger, equity holders of Endwave, whose rights are currently governed by the DGCL and Endwave’s amended and restated certificate of incorporation and amended and restated by-laws, will become holders of GigOptix common stock, and their rights as such will be governed by the DGCL, the amended and restated certificate of incorporation of GigOptix and the by-laws of GigOptix, as amended.

The following is a summary of the material differences between the rights of a holder of:

•	GigOptix common stock under the DGCL and GigOptix’ amended and restated certificate of incorporation and by-laws, as amended; and

•	Endwave common stock under the DGCL and Endwave’s amended and restated certificate of incorporation, as amended, and amended and restated by-laws.

The following summary does not purport to be a complete statement of the rights of holders of GigOptix common stock or Endwave common stock. This discussion is qualified in its entirety by the DGCL, and the governing instruments of Endwave and GigOptix. Although Endwave and GigOptix believe that this summary covers the material differences between the governing corporate documents of the three companies, this summary may not contain all of the information that is important to you. Stockholders of Endwave and GigOptix should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a common stockholder of GigOptix and being a common stockholder of Endwave. See also “Description of Company Capital Stock.” Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information” on page 195 of this proxy statement/prospectus.

Authorized Capital Stock; Authority to Issue Capital Stock

GigOptix

GigOptix’ authorized capital stock will consist of 51,000,000 shares, of which 50,000,000 shares are common stock, par value $0.001 per share, and 1,000,000 shares are preferred stock, par value $0.001 per share.

As of April 28, 2011, 12,374,947 shares of GigOptix common stock were outstanding and no shares of GigOptix preferred stock were outstanding. Based on the numbers of shares of Endwave common stock outstanding as of April 28, 2011, GigOptix anticipates that approximately 21,564,527 shares of GigOptix common stock will be outstanding following completion of the merger, without taking into account shares of GigOptix common stock subject to issuance after the merger pursuant to options, warrants, restricted units and other rights to acquire GigOptix common stock.

Endwave

Endwave’s authorized capital stock consists of 55,000,000 shares, 50,000,000 of which are common stock, par value $0.001 per share, and 5,000,000 shares of which are preferred stock, par value $0.001 per share.

As of April 28, 2011, 9,892,120 shares of Endwave common stock and no shares of Endwave preferred stock were outstanding.

Dividends and Other Distributions

GigOptix

Under the DGCL, GigOptix’ board of directors may declare and pay dividends on the common stock out of surplus or current net profits. During the time that any series of GigOptix’ preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by GigOptix’ board of directors on Company common stock, unless dividends on all outstanding shares of the relevant series of GigOptix’ preferred stock for the current and all past dividends periods have been declared and paid or provision made for the payment of those dividends. In addition, GigOptix’ ability to pay any dividends on its common stock is subject to applicable provisions of state law and to the terms of its credit agreements.

Endwave

Under the DGCL, the Endwave board of directors may declare and pay dividends on the common stock out of surplus or current net profits. During the time that any series of Endwave preferred stock is outstanding, the preferred stock is not entitled to receive dividends, except as declared, and at such rates per share, as may be specified by Endwave’s board of directors. In addition, Endwave’s ability to pay any dividends on its common stock is subject to applicable provisions of state law and to the terms of its credit agreements.

Voting Rights

GigOptix

Subject to the voting rights of holders of any then-outstanding preferred stock of GigOptix, each share of GigOptix common stock is entitled to one vote on each matter submitted to a vote of the stockholders of GigOptix. Shares of GigOptix common stock are not entitled to cumulative voting rights.

Endwave

Each share of Endwave common stock is entitled to one vote on each matter submitted to a vote of the stockholders of Endwave. Any outstanding Endwave preferred stock may be voted equally with the shares of Endwave common stock and not as a separate class. Shares of Endwave common stock are not entitled to cumulative voting rights.

Size and Composition of the Board of Directors

GigOptix

The size of the GigOptix’ board of directors is determined by resolution of GigOptix’ board of directors, subject to requirements of GigOptix’ amended and restated By-laws. Under GigOptix’ amended and restated certificate of incorporation, the number of directors constituting GigOptix’ board of directors may not be fewer than two nor more than ten. GigOptix’ amended and restated certificate of incorporation provides that GigOptix’ board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible, subject to the special rights of holders of any class or series of stock to elect directors. GigOptix’ board of directors is authorized to include seven members (five of which are currently in office), divided into three classes serving staggered three-year terms. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

Endwave

The size of the Endwave board of directors is determined by resolution of the Endwave board of directors. The Endwave board of directors currently is composed of six members. The directors hold office until the next special meeting or until such director’s successor has been elected and qualified. Endwave’s amended and restated certificate of incorporation provides that Endwave’s board of directors is to be divided into three classes of directors.

Removal of Directors

GigOptix

The directors of GigOptix may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of the capital stock of GigOptix.

Endwave

The directors of Endwave may be removed only for cause by a majority of the voting power of the corporation entitled to vote at an election of directors.

Vacancies on the Board

GigOptix

Vacancies and newly-created directorships will be filled exclusively pursuant to a resolution adopted by the board of directors.

Endwave

Vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, will, unless the Endwave board of directors determines by resolution that any such vacancy or newly created directorship may be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the Endwave stockholders.

Appraisal Rights

GigOptix

GigOptix’ amended and restated certificate of incorporation does not provide for appraisal rights. The DGCL provides for appraisal rights only in the case of a merger or consolidation of a corporation where the petitioning stockholder does not consent to the transaction. No appraisal rights are available where the corporation is to be the surviving corporation and a vote of its stockholders is not required under the DGCL (except for a short form merger pursuant to Section 253 of the DGCL). There also are no appraisal rights, unless otherwise provided in a corporation’s certificate of incorporation, for shares of stock listed on a national securities exchange, or held by more than 2,000 holders of record, unless such stockholders would be required to accept any consideration other than shares of stock of the surviving corporation, shares of another corporation so listed or held by such number of holders of record, cash instead of fractional shares of such stock, or any combination of the foregoing. Unless otherwise provided in a corporation’s certificate of incorporation, stockholders are not entitled under Delaware law to appraisal rights upon a sale of all or substantially all of the assets of the corporation not made in the usual and regular course of its business.

Endwave

Endwave’s amended and restated certificate of incorporation does not provide for appraisal rights. The provisions of the DGCL with respect to appraisal rights, as described above, apply to Endwave.

Amendments to Charter or Bylaws

GigOptix

Under the DGCL, unless a greater vote is required by GigOptix’ amended and restated certificate of incorporation, an amendment to GigOptix’ amended and restated certificate of incorporation requires the approval of GigOptix’ board of directors and the approval of the holders of a majority of the outstanding

GigOptix common stock entitled to vote on the amendment and the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. The GigOptix’ amended and restated certificate of incorporation does not require a greater than majority vote, except for the following provisions, which require the affirmative vote of the holders of two-thirds of the shares of GigOptix in order to amend the following provisions of the certificate of incorporation: (1) amendments to certificate of incorporation, (2) limitation on director liability, (3) indemnification, (4) directors, (5) special voting requirements, and (6) special meeting of stockholders.

GigOptix’ amended and restated certificate of incorporation provides that the holders of GigOptix common stock are not entitled to vote on any amendment to GigOptix’ amended and restated certificate of incorporation, including any certificate of designation relating to any series of GigOptix’ preferred stock, that relates solely to the terms of one or more outstanding series of GigOptix’ preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote on the amendment pursuant to GigOptix’ amended and restated certificate of incorporation, including any certificate of designation relating to any series of GigOptix’ preferred stock, or pursuant to the DGCL.

GigOptix’ amended and restated certificate of incorporation and amended and restated bylaws provide that GigOptix’ amended and restated bylaws may be amended or new bylaws adopted by the affirmative vote of a majority of directors then in office, subject to the power of the stockholders.

Endwave

Under the DGCL, unless a greater vote is required by Endwave’s amended and restated certificate of incorporation, an amendment to Endwave’s amended and restated certificate of incorporation requires the approval of Endwave’s board of directors and the approval of the holders of a majority of the outstanding Endwave common stock entitled to vote on the amendment and the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. Endwave’s amended and restated certificate of incorporation does not require a greater than majority vote.

Endwave’s amended and restated bylaws provide that Endwave’s amended and restated bylaws may be altered or amended or new bylaws adopted by the affirmative vote of at least sixty-six and two-thirds percent of the voting power of all of the then-outstanding shares of the capital stock of Endwave entitled to vote. Endwave’s board of directors also has the power to adopt, amend, or repeal the amended and restated bylaws

Stockholder Meetings

GigOptix

GigOptix’ amended and restated bylaws provide that annual stockholder meetings are held on a date to be determined by the board of directors. GigOptix’ amended and restated certificate of incorporation provides that special meetings of stockholders may be called at any time and for any purpose by the chief executive officer, the president, the chairman of the board of directors, or by vote of a majority of the board of directors. Further, a special meeting of the stockholders may be called if the holders of not less than twenty-five percent of all the votes entitled to be cast on the issue proposed to be considered at such special meeting have dated, signed and delivered to the secretary one or more written demands for such meeting.

Endwave

Endwave’s amended and restated bylaws provide that annual stockholder meetings are held on a date to be determined by the board of directors. Endwave’s amended and restated certificate of incorporation provides that special meetings of stockholders may be called the chairman of the board of directors, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors

(whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption) or by the holders of the shares entitled to cast not less that ten percent of the votes at the meeting.

Notice of Stockholder Actions

GigOptix

GigOptix’ amended and restated bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors at any annual or special meeting of stockholders or to present any other business for consideration at any annual stockholder meetings.

The nominating procedures require a stockholder to submit written notice to GigOptix secretary not fewer than 60 days nor more than 90 days before the anniversary date of the prior year’s annual meeting with respect to an election to be held at an annual meeting, or by the close of business on the seventh business day following the date on which notice is first given with respect to an election to be held at a special meeting. The notice must include (a) the name and address of the stockholder who intends to make a nomination; (b) a representation that the stockholder is entitled to vote at such meeting and a statement of the number of shares of GigOptix that are beneficially owned by the stockholder; (c) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) as to each person the stockholder proposes to nominate for election or re-election as a director, the name and address of such person and such other information regarding such nominee as would be required in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated by the board of directors, and a description of any arrangements or understandings, between the stockholder and such nominee and any other persons (including their names), pursuant to which the nomination is to be made; and (e) the consent of each such nominee to serve as a director if elected. The board of directors or the chairman of a stockholders’ meeting at which directors are to be elected may disregard the nomination of any person not made in compliance with the forgoing procedure.

For a stockholder to properly bring business before an annual meeting, the procedures require a stockholder to submit written notice to GigOptix secretary not fewer than 60 nor more than 90 days prior to the anniversary date of the prior year’s annual meeting; provided that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the tenth day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made. The board of directors of the chairman of an annual meeting of the stockholders may disregard the business to be transacted if either determines that (x) a proposal does not constitute proper business to be transacted at the meeting or (y) business was not properly brought before the meeting in accordance with the foregoing procedure.

In addition to the procedures set forth above, a stockholder will also be required to comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Endwave

Endwave’s amended and restated bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors at any annual or special meeting of stockholders or to present any other business for consideration at any annual stockholder meetings.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Endwave’s amended and restated bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) the business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any proposal or nomination is made, has provided the corporation with a solicitation notice, the stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Endwave’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in the solicitation notice in the materials, and (iv) if no solicitation notice relating thereto has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice under Endwave’s amended and restated bylaws.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.

The stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act and Rule 14a-4(d) thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees.

Stockholder Action by Written Consent

GigOptix

The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. GigOptix’ amended and restated bylaws provide that, any action that is required or permitted to be taken by the stockholders of GigOptix at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting, if written consents signed and dated by holders of not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares of stock of GigOptix entitled to vote were present and voted are delivered to GigOptix within 60 days of the earliest dated consent is so delivered.

Endwave

Endwave’s amended and restated bylaws provides that no action may be taken by its stockholders by written consent.

Indemnification of Directors and Officers

GigOptix

The DGCL provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. The DGCL further provides that no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

GigOptix’ amended and restated certificate of incorporation provide that GigOptix will indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of GigOptix or, while a director or an officer of GigOptix, is or was serving at the request of GigOptix as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. GigOptix will not be obligated to indemnify such person in connection with a proceeding commenced by such person unless GigOptix’ board of directors has authorized the commencement of such a proceeding.

Endwave

The provisions of the DGCL with respect to indemnification of directors and officers, as described above, apply to Endwave.

Endwave’s amended and restated certificate of incorporation provides that Endwave will indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law.

Personal Liability of Directors, Stockholders and Officers

GigOptix

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions), and for any transaction from which the director derived an improper personal benefit.

GigOptix’ amended and restated certificate of incorporation provides that no director of GigOptix will be personally liable to GigOptix or its stockholders for monetary damages for any breach of fiduciary duty as a director.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification of this provision of the amended and restated certificate of incorporation will adversely affect any right or protection of any director of GigOptix existing at the date of such modification or repeal or create any liability or adversely affect any such right or protection for any acts or omissions of such director occurring before such modification or repeal.

Endwave

The provisions of the DGCL with respect to limitation on director liability, as described above, apply to Endwave.

Endwave’s amended and restated certificate of incorporation provides that its director shall not be personally liable to Endwave or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Endwave or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL.

Stockholder Agreements

GigOptix

GigOptix has no agreements or arrangements with any of its stockholders with respect to the transfer of its common stock.

Endwave

Endwave has no agreements or arrangements with any of its stockholders with respect to the transfer of its common stock.

Restrictions on Transfer

GigOptix

GigOptix’ amended and restated certificate of incorporation and amended and restated bylaws do not provide for restrictions on transfers of shares of Company common stock.

Endwave

Endwave’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for restrictions on transfers of shares of Endwave common stock.

Dissolution

GigOptix

GigOptix’ amended and restated certificate of incorporation does not provide for the dissolution of the corporation. Under Section 275 of the DGCL, a corporation may be dissolved upon the adoption of a resolution to that effect by a majority of the board, and the approval of a majority of the outstanding stock entitled to vote.

Endwave

Endwave’s amended and restated certificate of incorporation does not provide for the dissolution of the corporation. The provisions of the DGCL relating to corporate dissolution, as described above, apply to Endwave.

PROPOSAL TWO – ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING

Approval of Adjournment or Postponement of the Special Meeting of Endwave Stockholders

If Endwave fails to receive a sufficient number of votes to approve the terms of the merger, Endwave may propose to adjourn or postpone Endwave’s special meeting, whether or not a quorum is present, until a later time for the purpose of soliciting additional proxies to approve the terms of the merger. Endwave currently does not intend to propose adjournment or postponement at Endwave’s special meeting if there are sufficient votes to adopt the merger agreement. If approval of the proposal to adjourn or postpone Endwave’s special meeting for the purpose of soliciting additional proxies is submitted to Endwave’s stockholders for approval, such approval requires the affirmative vote of a majority of the votes cast at Endwave’s special meeting by the holders of shares of Endwave common stock present or represented by proxy and entitled to vote thereon.

Board Recommendation

The Endwave board unanimously recommends that the Endwave stockholders vote “FOR” the proposal to adjourn or postpone Endwave’s special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal regarding the adoption of the merger agreement.

FUTURE STOCKHOLDER PROPOSALS

It is not expected that Endwave will hold an annual meeting for stockholders for 2011 unless the merger transaction is not completed. In order to be considered for inclusion in the proxy statement for the 2011 annual meeting of stockholders, should one be held, stockholder proposals must have been submitted in writing by February 11, 2011 to Endwave’s Corporate Secretary at 130 Baytech Drive, San Jose, California, 95134. If you wish to submit a proposal that is not to be included in next year’s proxy materials or nominate a director, you must do so no earlier than March 24, 2011, and no later than by April 23, 2011, or within such other period as is specified in Endwave’s bylaws. You are advised to review Endwave’s bylaws, which contain additional requirements concerning stockholder proposals and director nominations.

OTHER MATTERS

As of the date of this proxy statement/prospectus, Endwave’s board of directors is not aware of any matter that will be presented for consideration at the Endwave special meeting other than as described in this proxy statement/prospectus.

LEGAL MATTERS

Nixon Peabody LLP, counsel to GigOptix, will issue a legal opinion concerning the validity of the GigOptix common stock offered by this proxy statement/prospectus and the federal income tax consequences of the merger. Cooley LLP, counsel to Endwave, will also issue a legal opinion concerning the federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of GigOptix, Inc. as of December 31, 2010 and for the year then ended included elsewhere in this proxy statement/prospectus have been so included in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of GigOptix, Inc. as of December 31, 2009 and for the year then ended included elsewhere in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Endwave Corporation as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 included elsewhere in this proxy statement/prospectus have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Each of GigOptix and Endwave is a public company and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document GigOptix and Endwave files at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like GigOptix and Endwave, who file electronically with the SEC. The address of the site is http://www.sec.gov.

In addition, each of GigOptix and Endwave maintains a website that contains information, including copies of reports, proxy statements and other information it files with the SEC. The address of GigOptix’ website is www.gigoptix.com. The address of Endwave’s website is www.endwave.com. Information contained on GigOptix’ or Endwave’s websites or that can be accessed through GigOptix’ or Endwave’s websites does not constitute a part of this proxy statement/prospectus.

GigOptix filed a registration statement on Form S-4 to register with the SEC its common stock to be issued to Endwave stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of GigOptix in addition to being a proxy statement of Endwave. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in GigOptix’ registration statement or the exhibits to the registration statement.

Endwave has supplied all information in this proxy statement/prospectus relating to Endwave, and GigOptix has supplied all information in this proxy statement/prospectus relating to GigOptix.

You should rely only on the information contained in this proxy statement/prospectus. No other person or entity has been authorized to provide you with information that is different from the information contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated April [•], 2011. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Endwave stockholders nor the issuance of GigOptix’ common stock in the merger creates any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GIGOPTIX, INC.

ENDWAVE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

GigOptix, Inc.

We have audited the accompanying consolidated balance sheet of GigOptix, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigOptix, Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

San Francisco, California

March 2, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GigOptix, Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended present fairly, in all material respects, the financial position of GigOptix, Inc. and its subsidiaries at December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1 in the Notes to the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2009, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

March 31, 2010

GIGOPTIX, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$4,502	$3,583
Accounts receivable, net	5,366	3,750
Inventories	1,609	1,457
Prepaid and other current assets	405	816

Total current assets	11,882	9,606
Property and equipment, net	3,717	4,334
Intangible assets, net	3,861	4,716
Goodwill	7,407	7,307
Restricted cash	356	601
Other assets	653	758

Total assets	$27,876	$27,322

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,960	$4,376
Accrued and other current liabilities	4,823	5,403
Line of credit	2,999	1,324
Long-term debt, current portion	227	—

Total current liabilities	11,009	11,103
Pension liabilities	211	186
Other long term liabilities	1,266	2,035

Total liabilities	12,486	13,324
Commitments and contingencies (Note 12)
Stockholders’ equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized as of December 31, 2010; no shares issued and outstanding as of December 31, 2010 and 2009	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized as of December 31, 2010; 12,210,264 and 9,289,682 shares issued and outstanding as of December 31, 2010 and 2009, respectively	12	9
Additional paid-in capital	88,553	82,814
Accumulated deficit	(73,353)	(68,993)
Accumulated other comprehensive income	178	168

Total stockholders’ equity	15,390	13,998

Total liabilities and stockholders’ equity	$27,876	$27,322

See accompanying Notes to Consolidated Financial Statements

GIGOPTIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years ended December 31,
	2010	2009
Revenue
Product	$23,070	$11,290
Government contract	3,806	4,811
Effect of change in estimated billing rates under government contracts	—	(1,275)

Total revenue	26,876	14,826
Cost of revenue
Product	11,629	5,996
Government contract	922	2,137

Total cost of revenue	12,551	8,133

Gross profit	14,325	6,693

Research and development expense	8,659	6,264
Selling, general and administrative expense	8,889	9,922
Restructuring expense	388	884

Total operating expenses	17,936	17,070

Loss from operations	(3,611)	(10,377)
Interest expense, net	(450)	(68)
Other income (expense), net	(248)	335

Loss before income taxes	(4,309)	(10,110)
(Provision for) benefit from income taxes	(51)	69

Net loss	$(4,360)	$(10,041)

Net loss per share—basic and diluted	$(0.41)	$(1.75)
Weighted average number of shares used in per share calculations—basic and diluted	10,689	5,723

See accompanying Notes to Consolidated Financial Statements

GIGOPTIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Loss
	Shares	Amount
Balance at December 31, 2008	5,173,223	$5	$68,576	$(58,952)	$183	$9,812	$(7,511)

Issuance of common stock and common stock warrants for cash	430,500	—	740	—	—	740
Issuance of common stock upon exercise of options	95,340	—	81	—	—	81
Issuance of common stock in connection with acquisition of ChipX	3,540,946	4	12,389	—	—	12,393
Issuance of common stock warrants in connection with entering into a line of credit agreement	—	—	152	—	—	152
Issuance of stock to employees	49,673	—	315	—	—	315
Issuance of common stock warrants to non-employees	—	—	48	—	—	48
Stock-based compensation	—	—	513	—	—	513
Foreign currency translation adjustment	—	—	—	—	(15)	(15)	(15)
Net loss	—	—	—	(10,041)	—	(10,041)	(10,041)

Balance at December 31, 2009	9,289,682	$9	$82,814	$(68,993)	$168	$13,998	$(10,056)

Issuance of common stock for cash	2,760,000	3	3,918	—	—	3,921
Issuance of common stock upon exercise of options	148,082	—	143	—	—	143
Issuance of common stock for services	12,500		40	—	—	40
Issuance of common stock warrants in connection with entering into lines of credit and term loan agreements	—	—	205	—	—	205
Stock-based compensation	—	—	1,433	—	—	1,433
Foreign currency translation adjustment	—	—	—	—	10	10	10
Net loss	—	—	—	(4,360)	—	(4,360)	(4,360)

Balance at December 31, 2010	12,210,264	$12	$88,553	$(73,353)	$178	$15,390	$(4,350)

See accompanying Notes to Consolidated Financial Statements

GIGOPTIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2010	2009
Cash flows from operating activities:
Net Loss	$(4,360)	$(10,041)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,442	1,149
Stock-based compensation expense	1,473	876
Amortization and change in fair value of warrants	492	—
Write-down of fixed assets	121	—
Impairment of intangible assets	—	436
Amortization of discount on loan	152	—
Deferred taxes	—	(133)
Prepaid escrow compensation	600	700
Provision for bad debt	9	154
Write-down of excess and obsolete inventory	121	303
Loss (gain) on sale of assets	64	(300)
Changes in operating assets and liabilities, net of acquisitions:
Account receivable, net	(1,608)	(128)
Inventories	(246)	83
Prepaid and other current assets	51	590
Other assets	(14)	(45)
Accounts payable	(1,446)	818
Accrued and other current liabilities	(1,161)	1,439
Other non-current liabilities	(475)	—

Net cash used in operating activities	(3,785)	(4,099)

Cash flows from investing activities:
Purchases of property and equipment	(1,157)	(834)
Change in restricted cash	250	149
Proceeds from sale of assets	—	300
Net cash received in the acquisition of ChipX	—	1,679

Net cash (used in) provided by investing activities	(907)	1,294

Cash flow from financing activities:
Proceeds from issuance of common stock	4,064	973
Proceeds from line of credit	3,000	2,114
Proceeds from short term loan	400	—
Repayment of line of credit	(1,477)	(3,469)
Repayment of short term loan	(173)	—
Repayment of capital lease obligations	(231)	(100)

Net cash provided by (used in) financing activities	5,583	(482)

Effect of exchange rates on cash and cash equivalents	28	(1)

Net increase (decrease) in cash and cash equivalents	919	(3,288)
Cash and cash equivalents at beginning of the year	3,583	6,871

Cash and cash equivalents at end of year	$4,502	$3,583

Supplemental disclosure of cash flow information:
Interest paid	$442	$91

Income tax paid	$—	$46

Supplemental disclosure of non-cash investing and financing activities:
Assets acquired under capital lease	$—	$1,653

Issuance of common stock in connection with acquisition of ChipX	$—	$12,393

See accompanying Notes to Consolidated Financial Statements

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Organization

We are a leading provider of electronic engines for the optically connected digital world and other advanced RF applications. We incorporated in March 2008 under the laws of the state of Delaware and upon completion of the merger of GigOptix LLC and Lumera Corporation (“Lumera”) on December 9, 2008, became a public reporting company on December 10, 2008. We are a successor registrant to Lumera.

Our business operations focus on the specification, design, development and sale of analog semiconductor integrated circuits, or ICs, multi-chip module solutions, or MCMs, and polymer modulators. We believe we are an industry leader in the fast growing market for electronic solutions that enable high-bandwidth optical connections found in telecommunications (“telecom”) systems, data communications (“data-com”) and storage systems, and, increasingly, in consumer electronics and computing systems.

We were formed in March 2008 in order to facilitate a combination between GigOptix LLC and Lumera. Before the combination, which was effected by two mergers, which is referred to collectively as the “Merger”, we were a wholly-owned subsidiary of Lumera, and were formed to complete the Merger. We had no operations or material assets before the Merger. As a result of the transaction set forth in the Agreement and Plan of Merger, dated as of March 27, 2008, among Lumera, GigOptix LLC, Galileo Merger Sub G, LLC and Galileo Merger Sub L, Inc., (the “Lumera Merger Agreement”) on December 9, 2008, the Merger was completed and Lumera and GigOptix LLC became our wholly owned subsidiaries and we became the successor public registrant to Lumera.

At the time of the Merger, Lumera was a developer of high performance proprietary electro-optic polymer materials and products based on these materials for various electro-optic applications and GigOptix LLC was a fabless semiconductor company specializing in the specification, design, development and sale of integrated circuits and electronic multi-chip module solutions.

Prior to the Merger, GigOptix LLC was an Idaho limited liability company, headquartered in Palo Alto, California. GigOptix LLC was the successor company of iTerra Communications LLC, or “ iTerra”, which was founded in 2000. In July 2007, as part of a reorganization plan, iTerra formed GigOptix LLC, a wholly-owned subsidiary. All of the assets and liabilities of iTerra, with the exception of the $45.8 million of debt and accrued interest due to iTerra’s primary member, were transferred to GigOptix LLC, along with all of iTerra’s operations and intellectual property.

In January 2008, GigOptix LLC acquired Helix AG, or Helix, a company based in Switzerland, which designed and sold optical receiver transmitter array products consisting of driver and receiver arrays for 4-channel and 12-channel modules running at 3Gbps to 10Gbps per channel. The acquisition of Helix enabled GigOptix LLC to expand its product offering into short reach devices and systems.

In November 2009 we acquired ChipX, Incorporated (“ChipX”), a leading independent fabless supplier specializing in analog and mixed signal custom ASICs. ChipX became our subsidiary as a result of the acquisition.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

course of business. We have incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, the Company incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, we had an accumulated deficit of $73.4 million and $69.0 million, respectively.

Our ability to continue as a going concern is dependent on many events outside of our direct control, including, among other things; obtaining additional financing either privately or through public markets and consumers’ purchasing its products in substantially higher volumes. During 2010 we raised approximately $3.9 million in additional equity capital from institutional investors which stabilized our cash position. We had a cash balance at December 31, 2010 of approximately $4.5 million. We have used some of the equity capital to substantially reduce our outstanding accounts payable and accrued expenses balances. In addition, we have access to a line of credit with Silicon Valley Bank which enables us to borrow up to $3 million based on 80% of eligible invoiced amounts to customers. During fiscal 2010 we had a net loss of $4.4 million. We also were close to breakeven in the fourth quarter of 2010, incurring a loss of $97,000, on an operating income basis. Additionally, our pending merger with Endwave will upon closing provide us with additional cash and equivalents which will mitigate any near-term liquidity issues. Based on these events and factors we believe the company can continue as a going concern for at least the next 12 months.

Reclassifications

Certain prior-year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current presentation. These reclassifications did not affect the prior period stockholders’ equity (deficit), net loss or net cash used in operating activities.

In connection with certain borrowings we had made from both Bridge Bank and Agility Capital, we issued warrants. Certain provisions in the warrant agreements provided for “down round” protection if we raised equity capital at a per share price which was less than the per share price of the warrants. Such down round protection requires us to classify the value of the warrants as a liability and record changes in the fair value through the statement of operations each reporting period until the warrants are either exercised or cancelled. We reclassified the fair value of these warrants from equity to non-current liabilities during the fourth quarter of 2010 and recorded expense of $87,000 as the change in value of the warrants in the fourth quarter of 2010, that should have been recorded in prior quarters of 2010. We determined the impact to the prior periods was not material.

Basis of Presentation

Our fiscal year ends on December 31. The consolidated financial statements include our accounts and our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowances for doubtful accounts, inventory write-downs, valuation of long-lived assets, including property and equipment and identified intangible assets, valuation of deferred taxes and contingencies. In addition, we use assumptions when employing the Black-Scholes option valuation model to calculate the fair value of stock options and warrants granted; and assumptions when employing the Monte Carlo simulation to estimate the fair value of our warrant liability. We

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results could differ from these estimates.

Certain Significant Risks and Uncertainties

We operate in a dynamic industry and, accordingly, our business can be affected by a variety of factors. For example, changes in any of the following areas could have a negative effect on us in terms of our future financial position, results of operations or cash flows: a downturn in the overall semiconductor industry or communications semiconductor market; regulatory changes; fundamental changes in the technology underlying telecommunications products or incorporated in customers’ products; market acceptance of our products under development; litigation or other claims against us; the hiring, training and retention of key employees; integration of businesses acquired by us; successful and timely completion of product development efforts; and new product introductions by competitors.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and common stock warrants. We believe that the carrying amounts of the financial instruments approximate their respective fair values. When there is no readily available market data, fair value estimates may be made by us, which may not necessarily represent the amounts that could be realized in a current or future sale of these assets.

Revenue Recognition

Revenue from sales of optical modulator drivers and receivers, MCMs, and other products is recognized when persuasive evidence of a sales arrangement exists, transfer of title occurs, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured. Provisions are made for warranties at the time revenue is recorded. See Note 12—Commitments and Contingencies for further detail related to the warranty provision.

Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of our standard product warranty. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction. Collectability is assessed based primarily on the credit worthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

Revenue generated from product development projects, research and development cost reimbursement contracts and cost plus fixed fee type contracts for the United States government, is recorded using the percentage of completion method measured on a cost-incurred basis. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured. Losses, if any, are recognized in full as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed the unrecognized revenue on the contract. We evaluate the reserve for contract losses on a contract-by-contract basis. No losses have been incurred on any contracts to date.

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the year ended December 31, 2009, we used provisional rates to bill amounts under government contracts. In March 2010, we received approved rates by the government for 2009 that were lower than those that had been used for billing purposes during each of the four quarters in fiscal 2009. As a result of the change in estimated billing rates, we recorded a reduction in revenue received under government contracts of $1.3 million and reflected such amount as a change in estimate and recorded it in the quarter ended December 31, 2009.

Unbilled accounts receivables, included as a component of accounts receivable on the balance sheet, comprises amounts of revenue recognized on contracts that we have not yet billed to a customer because the amounts were not contractually billable at the balance sheet date. We were contractually able to bill 91% of the unbilled accounts receivable balance at December 31, 2010 within 45 days of the year-end.

Valuation of Allowance for Doubtful Accounts.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers’ inability to make required payments for goods and services purchased from us. We make our estimates of the uncollectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. Once an account is deemed unlikely to be fully collected, we write down the carrying value of the receivable to the estimated recoverable value, which results in a charge to general and administrative expense, which decreases our profitability.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained at various financial institutions.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and accounts receivable. We maintain cash with various financial institutions. At any time, amounts held at any single financial institution may exceed federally insured limits. We believe that the concentration of credit risk in our accounts receivable is substantially mitigated by our credit evaluation process and the relatively short collection terms. We perform ongoing credit evaluations of our customers’ financial condition and limit the amount of credit extended when deemed necessary but generally we require no collateral.

As of December 31, 2010, two customers accounted for 25% and 17% of total accounts receivable. As of December 31, 2009, two customers accounted for 13% and 12% of total accounts receivable. For the year ended December 31, 2010, two customers accounted for 13% and 11% of total revenue, respectively. For the year ended December 31, 2009, three customers accounted for 24%, 23% and 10% of total revenue.

Inventories

Inventories are stated at the lower of cost or market value, with cost computed on an average-cost basis. Cost includes labor, material and overhead costs, including product and process technology costs. Determining fair market value of inventories involves numerous judgments, including projecting average selling prices and sales volumes for future periods and costs to complete products in work in process inventories. As a result of this analysis, when fair market values are below costs, we record a charge to cost of revenue in advance of when the inventory is scrapped or sold.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product against inventories on-hand. Inventories on-hand in excess of forecasted demand are reviewed by management to determine if a writedown is

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required. In addition, we write-off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Excess and obsolete inventories are charged to cost of revenue and a new, lower-cost basis for that inventory is established.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than forecasted amounts, we may be required to take additional inventory write-downs.

Property and Equipment

Property and equipment, including leasehold improvements, are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the remaining lease term.

Long-lived Assets

Long-lived assets include equipment, furniture and fixtures, leasehold improvements and intangible assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, we test for recoverability by comparing the estimate of undiscounted cash flows to be generated by the assets against the assets’ carrying amount. If the carrying value exceeds the estimated future cash flows, the assets are considered to be impaired. The amount of impairment equals the difference between the carrying amount of the assets and their fair value. Factors we consider important that could trigger an impairment review include continued operating losses, significant negative industry trends, significant underutilization of the assets and significant changes in how we plan to use the assets.

Intangible assets are amortized on a straight-line basis over their estimated economic lives of three to seven years for existing technology; five to sixteen years for patents; one year for order backlog; ten years for trade name; and three to eight years for customer relationships.

Goodwill

Goodwill is recorded when the purchase price of an acquisition exceeds the fair value of the net purchased tangible and intangible assets acquired and is carried at cost. Goodwill is not amortized, but is reviewed annually for impairment. We perform our annual goodwill impairment analysis in the fourth quarter of each year or more frequently if we believe indicators of impairment exist. Factors that we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

•	significant negative industry or economic trends; and

•	significant decline in the Company’s market capitalization.

The performance of the test involves a two-step process. The first step requires a comparison of the fair value of the reporting unit to its net book value, including goodwill. The fair value of the reporting unit is determined based on the present value of estimated future cash flows of the reporting unit. A potential

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair values of the reporting unit’s net assets, other than goodwill, and the fair value of the reporting unit, and, if the difference is less than the net book value of goodwill, an impairment charge is recorded. In the event that we determine that the value of goodwill has become impaired, we will record a charge for the amount of impairment during the fiscal quarter in which the determination is made. We operate in one reporting unit.

Restricted Cash

Restricted cash consists of $301,000 in satisfaction of the letter of credit provisions of the Company’s Bothell, Washington facility lease which has a remaining lease term of approximately 3 years and $55,000 held in an escrow account related to our facility lease in our Zurich, Switzerland facility for which it is management’s expectation to continue to renew this lease beyond the current year. Restricted cash is held in interest-bearing cash accounts and is classified as long term.

Pension Liabilities

We maintain a defined benefit pension plan covering minimum requirements according to Swiss law for our Zurich, Switzerland employees. We recognize the funded status of our defined benefit pension plan on our balance sheets and changes in the funded status are reflected in accumulated other comprehensive income.

Net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management’s judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans.

Foreign Currency

The financial position and results of operations of our foreign subsidiaries are measured using the local currency as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries’ financial statements are reported as a separate component of Accumulated other comprehensive income. We record foreign currency transaction gains and losses, realized and unrealized, in other income (expense), net in the consolidated statements of operations. We recorded approximately $33,000 of net transaction gains in 2010 and $35,000 of net transaction gains in 2009.

Product Warranty

Our products are generally subject to warranty, which provides for the repair, rework or replacement of products (at our option) that fail to perform within stated specification. We provide for the estimated cost to repair or replace the product at the time of sale. The warranty accrual is estimated based on historical claims and assumes that we will replace products subject to claims.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development Expense

Research and development expenses are expensed as incurred and consist primarily of mask costs, consulting and outside services, non-capitalized tools and equipment, equipment depreciation and employee compensation, which consists of salaries, benefits and stock-based compensation.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expenses, which are recorded in selling, general and administrative expenses, were approximately $32,000 and $30,000 for the years ended December 31, 2010 and 2009, respectively.

Stock-Based Compensation

Stock-based compensation expense is measured at grant date, based on the fair value of the awards ultimately expected to vest and is recognized as an expense, on a straight-line basis, over the requisite service period. We use the Black-Scholes valuation model to measure the fair value of our stock-based awards utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility and dividend yield.

Forfeitures are required to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on our operating results. The assumptions we use in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared to the awards granted previously.

From time to time we also issue stock option grants to directors and employees that have a market condition. In such cases stock options will vest only if the average price of our stock is at or exceeds a certain price threshold during a specific, previously defined period of time. To the extent that the market condition is not met, the options do not vest and are cancelled. In these cases, we cannot use the Black-Scholes model; we must use another model. We engage a third party valuation firm to support management’s valuation of these options using Monte Carlo simulation techniques that incorporate assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the market condition is either met or not met. Certain stock options granted on March 17, 2010 were classified as option grants having a market condition.

We also issue stock options which have company specific financial performance criteria. In this case, we make a determination regarding the probability of the performance criteria being achieved and use a Black-Scholes model to value the options incorporating assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the performance criteria is met or not met. Certain stock options granted on October 27, 2010 were classified as option grants having a performance condition.

Comprehensive Loss

Comprehensive loss is comprised of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. GAAP are recorded as an element of stockholders’ equity, but are excluded from net loss. Statements of comprehensive

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loss for the years ended December 31, 2010 and 2009 have been included within the consolidated statements of stockholders’ equity. Accumulated other comprehensive income in the accompanying consolidated balance sheets includes foreign currency translation adjustments arising from the consolidation of our foreign subsidiaries. Comprehensive loss is presented net of income tax.

Warrants

Warrants issued as equity awards are recorded based on the fair value the awards at the grant date. We use the Black-Scholes valuation model to measure the fair value of our equity warrant awards utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility and dividend yield.

Warrants with certain features, including down-round protection, are recorded as liability awards. These warrants are valued using a Monte Carlo simulation which requires various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility and dividend yield. The warrants are recorded as a liability each reporting period, and the change in the fair value of the liability is recorded as other income or expense until the warrant is exercised or cancelled.

Net Loss per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding. The number of shares used in the computation of diluted net loss per share is the same as those used for the computation of basic net loss per share as the inclusion of dilutive securities would be anti-dilutive because we are is in a loss position for the periods presented.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Recent Accounting Pronouncements

In April 2010, the FASB updated its guidance related to the milestone method of revenue recognition. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

all criteria to be considered substantive. The updated guidance became effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. We do not expect adoption to have a material impact on our consolidated results of operations or financial condition.

In July 2010, the FASB issued new standards which amend the receivable disclosure requirements, including the credit quality of financing receivables and the allowance for credit losses. These standards require additional disclosures that will facilitate financial statement user’s evaluation of the nature of credit risk inherent in financing receivables, how that risk is analyzed in arriving at the allowance for credit losses, and the reason for any changes in the allowance for credit losses. These new standards are required to be adopted for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of these standards will not have a material impact on our consolidated financial statements.

In December 2010, the FASB updated its guidance related to when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The updated guidance requires that for any reporting unit with a zero or negative carrying amount, and entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We do not expect adoption to have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB updated its guidance related to disclosure of supplementary pro forma information for business combinations. The updated guidance requires that if comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period only. The updated guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. We will adopt the updated guidance and we do not expect adoption to have an impact on our consolidated results of operations or financial condition as the updated guidance only affects disclosures related to future business combinations.

NOTE 2—FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our liabilities which are measured at fair value on a recurring basis as of December 31, 2010 and 2009 were determined using the inputs described above ($ in thousands):

		Fair Value Measurements Using
December 31, 2010:	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Classified as current liability:
Liability Warrants	$522			$522

Total, December 31, 2010	$522	$0	$0	$522

December 31, 2009:
Classified as non-current liabilities:
None	$0			$0

Total, December 31, 2009	$0	$0	$0	$0

The change in the fair value of level 3 liabilities during 2010 is as follows (in thousands):

Total, December 31, 2009	$0
Grant date fair value liability warrants	384
Change in fair value, 2010:	138

Total, December 31, 2010	$522

NOTE 3—BALANCE SHEET COMPONENTS

Accounts receivable, net, consisted of the following (in thousands):

	December 31,
	2010	2009
Billed accounts receivable	$4,572	$3,591
Unbilled accounts receivable	965	321
Allowance for doubtful accounts	(171)	(162)

	$5,366	$3,750

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories consisted of the following (in thousands):

	December 31,
	2010	2009
Raw materials	$609	$506
Work in process	250	238
Finished goods	750	713

	$1,609	$1,457

Prepaid and other current assets consisted of the following (in thousands):

	December 31,
	2010	2009
Escrow payment related to continued employment	$—	$600
Other prepaid expenses	405	216

	$405	$816

Property and equipment, net consisted of the following (in thousands, except depreciable life):

	Depreciable Life	December 31,
		2010	2009
	(in years)
Network and laboratory equipment	3 – 5	$6,286	$4,878
Computer software and equipment	2 – 3	3,006	3,019
Furniture and fixtures	3 – 10	159	152
Office equipment	3 – 5	107	50
Leasehold improvements	1 – 5	132	81
Construction-in-progress	—	77	229

Accumulated depreciation and amortization		9,767	8,409
		(6,050)	(4,075)

Property and equipment, net		$3,717	$4,334

Depreciation expense related to property and equipment was $1.6 million and $0.3 million for the years ended December 31, 2010 and 2009, respectively.

Other assets consisted of the following (in thousands):

	December 31,
	2010	2009
Severance fund in Israel	$275	$666
Debt issuance costs	234	0
Other	144	92

	$653	$758

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued and other current liabilities consisted of the following (in thousands):

	December 31,
	2010	2009
Amounts billed to the U.S. government in excess of approved rates	$1,154	$1,275
Accrued compensation and related taxes	705	1,007
Warrants liability	522	—
Accrued warranty	143	75
Customer deposit	522	467
Capital lease obligation—current portion	239	195
Deferred revenue	568	113
Accrued legal and professional services	147	1,079
Restructuring liability-current portion	62	339
Sales tax payable	6	183
Other	755	670

	$4,823	$5,403

Other long—term liabilities consisted of the following (in thousands):

	December 31,
	2010	2009
Capital lease obligation	$952	$1,227
Severance liability in Israel	276	722
Deferred income taxes	38	—
Restructuring liability	—	86

	$1,266	$2,035

NOTE 4—NET LOSS PER SHARE

The following table sets forth the calculation of basic and diluted net loss per common share (in thousands, except per share amounts):

	December 31,
	2010	2009
Net loss	$(4,360)	$(10,041)

Shares used in computation:
Weighted average shares outstanding—basic and diluted	10,689	5,723

Net loss per share—basic and diluted	$(0.41)	$(1.75)

The following table summarizes securities outstanding which were not included in the calculation of diluted net loss per share because to do so would have been anti-dilutive:

	December 31,
	2010	2009
Stock options	6,024,201	3,085,160
Common stock warrants	2,167,703	1,940,609

Total	8,191,904	5,025,769

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5—BUSINESS COMBINATIONS

Acquisition of ChipX, Incorporated

On November 9, 2009, we completed an acquisition of 100% of the voting equity interests of ChipX, Incorporated, (“ChipX”), a privately-held fabless supplier of analog and mixed signal custom Application Specific Integrated Circuits (“ASICs”). The acquisition of ChipX provided us with a rich portfolio of intellectual property and complementary skills that have enabled us to develop new products to expand our offering to the optically connected market. Under the terms of the ChipX Transaction, ChipX stockholders received, in aggregate, 3,540,946 shares of our common stock. The net assets, including identifiable tangible and intangible assets and liabilities, including interest bearing debt of ChipX assumed by us as of the effective time of the ChipX transaction, were recorded at their respective fair values. For accounting and financial reporting purposes, fair value is defined as the price that would be received upon sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. Use of different estimates and judgments could yield different results.

The fair values of identifiable intangible assets related to customer relationships, existing technology, trade name and order backlog were primarily determined by using an excess earnings or relief from royalty “income approach,” through which fair value is estimated based on each asset’s discounted projected net cash flows. The fair value of the acquired patents was determined by using a “market approach”, as there were no financial projections specifically related to the patents. Under the income approach, our estimates of market participant net cash flows considered historical and projected pricing, margins and expense levels; the performance of competing products where applicable; relevant industry growth drivers and factors; current and expected trends in technology and product life cycles; the time and investment that will be required to develop products and technologies; the ability to manufacture and commercialize the products; the extent and timing of potential new product introductions by our competitors; and the life of each asset’s underlying patent, if any. The net cash flows are then probability-adjusted where appropriate to consider the uncertainties associated with the underlying assumptions, as well as the risk profile of the net cash flows utilized in the valuation. The probability-adjusted future net cash flows are then discounted to present value utilizing an appropriate discount rate.

The purchase consideration for the merger in 2009 was approximately $12.4 million, which consisted of the fair value of 3.5 million shares of our common stock issued to ChipX’s stockholders, and was determined using a per share price of $3.50, which reflected the closing price of our common stock on November 9, 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The merger was accounted for using the purchase method of accounting. The total purchase price of $12.4 million was allocated to the assets acquired and liabilities assumed as follows (in thousands):

Net tangible assets acquired:
Cash	$1,679
Accounts receivable	1,300
Inventories	821
Other current assets	464
Property and equipment	1,598
Other long term assets	628
Accounts payable	(2,067)
Accrued and other current liabilities	(1,095)
Deferred revenue	(190)
Other long-term liabilities	(712)
Debt assumed	(1,877)

	549

		Estimated useful life
Intangible assets acquired:
Customer relationships	2,428	8 years
Existing technology	1,161	7 years
Trade name	576	10 years
Order backlog	292	< 1 year
Patents	80	16 years
Goodwill	7,307

	$12,393

Pro Forma Financial Information (Unaudited)

The results of ChipX operations have been included in our consolidated statements of operations since its acquisition date. The revenue of ChipX since the acquisition date through December 31, 2009 that was included in our consolidated statement of operations was $2.1 million. The unaudited pro forma financial information reflected the consolidated results of operations as if the acquisition of ChipX had occurred at the beginning of each period and included the amortization of the resulting identifiable acquired intangible assets for each period presented. The unaudited pro forma financial data is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or that actually would have been realized had the acquisition occurred at the beginning of each of the periods presented.

Year ended December 31, 2009
(In thousands, except per share amounts)
Pro forma revenue	$30,210
Pro forma net loss	$(14,041)
Pro forma basic and diluted loss per share	$(1.60)
Weighted average number of shares used in per share calculations—basic and diluted	8,760

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following ($ in thousands):

	Weighted- Average Amortization Period (in years)	December 31, 2010			December 31, 2009
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Existing technology	7.0	$2,328	$(1,356)	$972	$2,328	$(1,191)	$1,137
Order backlog	0.9	459	(459)	0	459	(211)	248
Customer relationships	8.0	2,558	(478)	2,080	2,558	(173)	2,385
Trade name	10.0	577	(67)	510	577	(8)	569
Patents	6.9	457	(158)	299	457	(80)	377

Total	7.2	$6,379	$(2,518)	$3,861	$6,379	$(1,663)	$4,716

Amortization expense of intangible assets included in cost of revenue and selling, general and administrative expenses was approximately $0.4 million and $0.5 million, respectively during the year ended December 31, 2010. Amortization expense of intangible assets included in cost of revenue and selling, general and administrative expenses was approximately $0.9 million and $0.1 million, respectively, during the year ended December 31, 2009. Estimated future amortization expense related to intangible assets as of December 31, 2010 is as follows (in thousands):

Years ending December 31,	Amount
2011	$607
2012	607
2013	606
2014	532
2015	532
Thereafter	977

Total	$3,861

We perform a review of the carrying value of our intangible assets, if circumstances warrant. In our review, we compare the gross, undiscounted cash flows expected to be generated by the underlying assets against the carrying value of those assets. To the extent such cash flows do not exceed the carrying value of the underlying asset, we will record an impairment charge. In fiscal 2009, we determined that due to a sharp decline in revenue in the fourth quarter, an impairment analysis of the intangibles relating to existing technology and customer relationships acquired in the acquisition of Helix was warranted. We estimated the fair value of the intangible assets using undiscounted forecasted cash flows; this represents a Level 3 fair value measurement. The analysis indicated that the carrying of the intangible assets should be reduced to zero and, accordingly, we recorded an impairment charge to cost of revenue of $0.4 million.

In connection with the acquisition of ChipX on November 9, 2009, we recorded goodwill of $7.3 million, which was the balance at December 31, 2009. The acquisition of ChipX provided us access to new customers and markets, broadens our portfolio of products, technology and customers, and also will enable us to integrate and leverage its technology into new products and solutions for the optical interconnect market. These factors primarily contributed to a purchase price that resulted in goodwill, which is not deductible for tax purposes. During fiscal 2010, we recorded an additional $0.1 million of goodwill which resulted from an increase in recognized accrued liabilities. The balance of goodwill as of December 31, 2010 was $7.4 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—LINE OF CREDIT

On April 23, 2010, we entered into a loan and security agreement with Silicon Valley Bank. Pursuant to the loan and security agreement, we are entitled to borrow from Silicon Valley Bank up to $3.0 million, based on 80% of eligible accounts receivable subject to limits based on our eligible accounts as determined by Silicon Valley Bank (the “Revolving Loan”). Interest on extensions of credit under the Revolving Loan is equal to the prime rate of Silicon Valley Bank, which at December 31, 2010 was 4.0% per annum, plus 1.5% per annum (the “Applicable Rate”). In addition, a monthly collateral handling fee of 0.30% per each gross financed account receivable shall apply (“Collateral Handling Fee”). If we achieve certain quarterly financial performance targets as stated in the loan and security agreement, the Applicable Rate and the Collateral Handling Fee shall be reduced to the prime rate of Silicon Valley Bank plus 1.0% per annum and 0.20%, respectively. The Revolving Loan was used by us to replace our revolving accounts receivable credit line with Bridge Bank. With the initial funding by Silicon Valley Bank of the Revolving Loan, we terminated our loan and security agreement with Bridge Bank, which is discussed below, as having been fully performed by us. The loan and security agreement also contains events of default customary for credit facilities of this type, including, among other things, nonpayment of principal or interest when due. The loan and security agreement will expire on April 23, 2012. The amount outstanding on our line of credit on December 31, 2010 was $3.0 million.

Pursuant to the loan and security agreement, Silicon Valley Bank is making available a term loan in an amount up to $400,000, subject to the satisfaction of terms and conditions of the loan and security agreement, which can be drawn down one time for the purpose of refinancing our outstanding obligations to Agility Capital. The term loan is repayable in eighteen equal monthly installments and interest is fixed at a rate per annum of 9.0%. We used the proceeds of the term loan to pay off our loan and terminate our loan agreement with Agility Capital. The amount outstanding on the term loan on December 31, 2010 was $0.2 million. The weighted average interest rate on our loans outstanding on December 31, 2010 is 5.7%. The average monthly balance on our short-term loans during 2010 was $2.1 million.

The loan and security agreement with Silicon Valley Bank is secured by all of our assets, including all accounts, equipment, inventory, receivables, and intangibles. The loan and security agreement contains certain restrictive covenants that will impose significant operating and financial restrictions on our operations, including, but not limited to:

•

Merge or consolidate, or permit any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of our subsidiaries to acquire, all or substantially all of the capital stock or property of another person;

•	Create, incur, assume or be liable for any indebtedness, other than certain indebtedness permitted under the loan and security agreement; or

•	Pay any dividends or make any distribution or payment on, or redeem, retire, or repurchase, any capital stock.

In connection with the loan and security agreement, we granted Silicon Valley Bank (i) a warrant to purchase 125,000 shares of our common stock at an exercise price equal to $4.00 per share (the “Warrant”), and (ii) a warrant to purchase a second tranche of up to 100,000 shares of our common stock which shall vest 15,000 shares per month incrementally beginning September 1, 2010 (although the last monthly incremental vesting amount shall be 10,000 shares) at an exercise price equal to the closing market price on each date of vesting (the “Second Tranche Warrant”). In the event that either we close an equity investment of at least $4.0 million or we have been EBITDA positive for the preceding three months, then vesting shall cease, and all unvested shares under the Second Tranche Warrant shall lapse. In July 2010, we satisfied the requirements of closing an equity investment of at least $4.0 million and the Second Tranche Warrant expired. The Warrant includes anti-dilution provisions and “piggy-back” registration rights permitting registration in a future public offering by us. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares underlying the Warrant were registered on a Registration Statement on Form S-1 that was declared effective by the Securities and Exchange Commission on July 2, 2010. The Warrant may either be (i) converted, on a cashless, net settlement basis, based on the fair market value as determined pursuant to the terms of the Warrant, or (ii) exercised by delivering a duly executed notice of exercise. The Warrant has a term of seven years; the fair value of the Warrant has been determined using a Black-Scholes option pricing model. The full fair value of the warrant has been classified as a non-current asset and as equity on the balance sheet and is being amortized over two years. We have recorded interest expense of $0.1 million during fiscal 2010 related to these warrants. The balance of the asset is $0.2 million as of December 31, 2010.

In November 2009, we entered into a loan and security agreement with Bridge Bank (Credit Agreement) under which we could borrow up to $4.0 million, based on net eligible accounts receivable. Borrowings under the line of credit bore interest at the bank’s prime rate plus 2.50%, provided that in no event would the prime rate be less than 4.0%. Borrowings under the line were collateralized by a security interest in all of our assets. On April 28, 2010, we paid Bridge Bank approximately $1.6 million to fully repay our liabilities covering principal, accrued interest and various fees related to our line of credit, at which time the Credit Agreement was terminated.

On January 29, 2010, we entered into a loan agreement for a secured line of credit facility (“Secured Credit Facility”) with Agility Capital, LLC (“Agility Capital”) to pay for transaction expenses incurred by us in our acquisition of ChipX. The Secured Credit Facility provided that we may borrow one advance of up to $500,000 and had a maturity date of December 1, 2010. Borrowings incurred interest at 14.0% per annum. Beginning March 1, 2010, and on the first day of each month thereafter, $50,000 plus accrued but unpaid interest was to be paid to Agility Capital, and all amounts outstanding on December 1, 2010 were due and payable at that time. In the event of a default, the interest rate will be increased to 5.0% above the rate that would otherwise apply, and in addition, Agility would receive a fee of $5,000, with an additional fee of $5,000 on each thirtieth day thereafter for so long as the event of default continues. Under the terms of the Secured Credit Facility, we paid Agility Capital a $20,000 fee. On April 28, 2010, we paid Agility Capital $0.4 million to fully repay our liabilities covering principal and accrued interest related to our short-term loan, and the Secured Credit Facility was terminated.

In connection with the Credit Agreement and the Secured Credit Facility, we issued warrants to both Bridge Bank and Agility Capital. Certain provisions in the warrant agreements provided for “down round” protection if we raised equity capital at a per share price which was less than the per share price of the warrants. Such down round protection also requires us to classify the value of the warrants as a liability on the issuance date and then record changes in the fair value through the statement of operations for each reporting period until the warrants are either exercised or cancelled. The fair value of the liability is recalculated and adjusted each quarter with the differences being charged to income. The fair value of these warrants was determined using a Monte Carlo simulation which requires the use of significant unobservable inputs to generate the fair value. As a result, these warrants would be classified as level 3 financial instruments. On July 7, 2010 we raised additional equity through an offering of 2,760,000 shares at $1.75 per share, thus triggering the down round protection and adjusting the number of warrants in each warrant agreement.

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the warrants subject to liability accounting:

Holder	Original Warrants	Adjusted Warrants	Grant Date	Expiration Date	Price per share	Grant date fair value	Fair value Dec 31, 2010	2010 change in fair value	Relates to
Bridge Bank	59,773	114,286	11/12/2009	11/12/2016	$1.75	$152,000	$240,000	$88,000	Credit Agreement
Bridge Bank	20,000	22,671	4/7/2010	7/7/2017	3.32	45,000	42,000	$(3,000)	Credit Agreement
Agility Capital	71,429	85,714	1/29/2010	1/29/2017	1.75	106,000	180,000	$74,000	Secured Credit Facility
Agility Capital	25,000	28,571	4/5/2010	4/5/2017	1.75	81,000	60,000	$(21,000)	Secured Credit Facility
Total	176,202	251,242				$384,000	$522,000	$138,000

NOTE 8—BENEFIT PLANS

In connection with the acquisition of Helix, we assumed a pension plan covering minimum requirements according to Swiss law. We have set up the occupational benefits by means of an affiliation to a collective foundation, the Swisscanto Foundation.

Funding Policy: The Company’s practice is to fund the pension plan in an amount at least sufficient to meet the minimum requirements of Swiss law.

Benefit Obligations and Plan Assets

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of the pension benefit plan as well as the components of net periodic benefit costs, including key assumptions (in thousands).

	Years ended December 31,
	2010	2009
Change in projected benefit obligation:
Beginning benefit obligation	$614	$545
Service cost	30	18
Interest cost	19	19
Plan participants’ contributions	27	28
Foreign exchange adjustments	69	12
Actuarial gain	(24)	(8)
Benefits paid	(4)	—

Ending benefit obligation	$731	$614

Change in plan assets:
Beginning fair value of plan assets	$428	$372
Employer contributions	27	28
Plan participants contributions	27	28
Foreign exchange adjustments	49	9
Expected return on plan assets	(7)	(9)
Benefits paid	(4)	—

Ending fair value of plan assets	$520	$428

Benefits paid	$(4)	$—

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the funding status as of December 31, 2010 (in thousands):

	December 31,
	2010	2009
Projected benefit obligation	$(731)	$(614)
Fair value of plan assets	520	428

Funded status of the plan at the end of the year, recorded as a long-term liability	$(211)	$(186)

The total net periodic pension cost for the year ending December 31, 2011 is expected to be approximately $43,000. The amount that will be amortized from accumulated other comprehensive income to net periodic benefit cost in 2011 is $0.

As of December 31, 2010, the total accumulated benefit obligation of $534,000 and the projected benefit obligation of $731,000 both exceeded the plan assets of $520,000. As part of other comprehensive income for 2010 we recognized an actuarial gain of $15,000 related to our defined benefit plan in Switzerland.

Assumptions

Weighted average assumptions used to determine benefit obligations as of December 31, 2010 for the plan were a discount rate at 3.00% and rate of compensation increase at 1.50% and an expected return on assets at 3.00%. The GigOptix-Helix Plan is reinsured with the Helvetia Swiss Life Insurance Company via the Swisscanto collective foundation. The expected return on assets as of December 31, 2010 and December 31, 2009 was derived as follows: Swiss pension law requires that the insurance company pay an interest rate of at least 2.0% per annum on old-age savings accounts. In addition to the mandatory rate, we expect 1.0% of surplus sharing from the insurance company.

Weighted average assumptions used to determine costs for the plan as of December 31, 2009 were a discount rate at 3.25%, rate of compensation increase at 1.50% and expected return on assets at 3.00%.

Net Periodic Benefit Cost

The net periodic benefit cost for the plan included the following components (in thousands):

	Years ended December 31,
	2010	2009
Service cost	$30	$18
Interest cost	19	19

Net periodic benefit cost	$49	$37

Plan Assets

The benefits are fully insured. There are no retirees and the plan assets are equal to the sum of the old-age savings and of various other accounts within the affiliation contract.

The allocation of the assets of the plan at the measurement dates were 100% in cash and cash equivalents. The Company is required by Swiss law to contribute to retirement funds for the employees of its Swiss subsidiary. Funds are managed by third parties according to statutory guidelines. Cash equivalents may be valued using quoted prices in markets that are not active, resulting in a Level 2 fair value measurement within the hierarchy set forth in the accounting guidance for fair value measurements.

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contributions

We expect to make contributions to the plan of approximately $30,000 in the year ending December 31, 2011. Actual contributions may differ from expected contributions due to various factors, including performance of plan assets, interest rates and potential legislative changes. We are not able to estimate expected contributions beyond fiscal year 2011.

Estimated Future Benefit Payments

We do not expect to make further benefit payments through 2018. Actual benefit payments may differ from our expectations.

Israel Severance Plan liability

Under Israeli law, we are required to make severance payments to our retired or dismissed Israeli employees and Israeli employees leaving our employment in certain other circumstances. Our severance pay liability to our Israeli employees is calculated based on the salary of each employee multiplied by the number of years of such employee’s employment and is presented in our balance sheet in long-term liabilities, as if it was payable at each balance sheet date on an undiscounted basis. This liability is partially funded by the purchase of insurance policies in the name of the employees. The surrender value of the insurance policies is presented in long-term assets. Severance pay expense for the year ended December 31, 2010 was $196,000. At December 31, 2010, accrued severance liability and severance assets were $276,000 and $275,000, respectively, resulting in an unfunded portion of the severance plan of $1,000.

GigOptix 401(k) Plan

We have a 401(k) retirement plan which was adopted by GigOptix, LLC as of January 4, 2008. This plan is intended to be a qualified retirement plan under the Internal Revenue Code. It is a defined contribution as opposed to a defined benefit plan. We have not made matching contributions to employees’ accounts during fiscal 2010 or 2009 and do not plan on making any matching contributions during fiscal 2011.

NOTE 9—STOCKHOLDERS’ EQUITY

Common and Preferred Stock

In December 2008, our stockholders approved an amendment to the Certificate of Incorporation to authorize 50,000,000 shares of common stock of par value $0.001. In addition, we are authorized to issue 1,000,000 shares of undesignated preferred stock of $0.001 par value, for which the Board of Directors is authorized to fix the designation, powers, preferences and rights. As of December 31, 2010 and December 31, 2009, there were no shares of preferred stock issued or outstanding. During the third quarter of fiscal 2010, we raised additional equity by selling an additional 2,760,000 shares to the public at a per share price of $1.75 resulting in gross proceeds of $4.8 million. We had 12,210,264 shares of common stock outstanding as of December 31, 2010.

Warrants

Under the terms of the Lumera Merger Agreement, upon completion of the merger with Lumera, existing members of GigOptix LLC became the owners of approximately 50% of the outstanding securities, including equity awards and warrants, of us. In December 2008, in connection with maintaining the 50% stock ownership, we issued warrants to purchase 660,473 shares of common stock to one of the members of Gigoptix LLC, Stellar Technologies LLC, as follows: 51,278 shares at $17.54 per share; 55,050 shares at $29.27 per share; 128,736

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares at $39.20 per share; 16,391 shares at $70.47 per share; 181,318 shares at $59.92 per share; 22,500 shares at $24.00 per share; and 205,200 shares at $6.08 per share. Such warrants are immediately exercisable at the date of grant and without any exchange of consideration. In addition, we issued additional warrants to purchase 79,800 shares of common stock to our executives. The warrants are immediately exercisable at the date of grant at an exercise price of $6.08 per share. The warrants expire on July 16, 2013. The estimated fair value of these warrants was approximately $39,000, determined at the date of grant, using the following assumptions: risk free interest rate of 1.55%, volatility of 75%, contractual life of five years, and dividend yield of zero. The fair value of these warrants was expensed within stock-based compensation expense in fiscal year 2008 with corresponding equity classification. As of December 31, 2010, all of these warrants remained outstanding.

In December 2008, we issued 361,866 shares of common stock and 217,120 warrants to purchase common stock to a private investor for consideration of $1.0 million. The warrants are immediately exercisable at the date of grant at an exercise price of $4.87 per share, subject to adjustment upon certain events. The warrants expire on December 4, 2011. The estimated fair value of the warrants was approximately $69,000, determined as the date of grant, using the following assumptions: risk free interest rate of 1.11%, volatility of 75%, contractual life of three years, and dividend yield of zero. We assessed the classification of the warrants in accordance with accounting guidance on derivative financial instruments, and determined that, due to their terms, they qualify for equity classification. As of December 31, 2010, 217,120 of these warrants remained outstanding.

In November 2009, we issued 25,000 warrants to purchase common stock to an investor relations advisor with an exercise price of $1.75 per share. The warrants have a five – year life from the date of issuance. The estimated fair value of these warrants was approximately $48,000, determined at the date of grant, using the following assumptions: risk free interest rate of 1.55%, volatility of 75%, contractual life of five years, and dividend yield of zero. The fair value of these warrants was expensed within sales, general and administrative expense in fiscal year 2009 with corresponding equity classification. As of December 31, 2010, all of these warrants remained outstanding.

In December 2009, we completed a private equity offering (the “Offering”) of units pursuant to securities purchase agreements by and between us and the purchasers listed therein. Pursuant to the Offering, we issued a total of 392,500 shares of common stock, $0.001 par value per share and 392,500 warrants to purchase shares of common stock at an exercise price of $2.50 per share, exercisable commencing six months from the closing date of the Offering and terminating four years from the closing date of the Offering. The total gross proceeds we received from this Offering was $785,000. 162,500 shares and 162,500 warrants purchased by certain investors in this Offering were granted piggyback registration rights and preemptive rights with respect to certain future offerings of equity securities by us. These preemptive rights terminate in the event we conduct a follow-on public offering which occurred on July 1, 2010, and the shares underlying the securities were registered on a Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on July 2, 2010. In addition, we incurred legal expenses of $19,000 and compensated Sandgrain Securities Inc., as placement agent (the “Placement Agent”), for assisting in the sale of the units by paying them commissions in the amount of $26,000, and issuing them 13,000 shares of common stock and warrants to purchase 13,000 shares of our common stock exercisable at $2.50 per share, exercisable commencing six months from the closing date of the Offering and terminating four years from the closing date of the Offering. The securities issued to the Placement Agent also have piggyback registration rights and preemptive rights with respect to certain future offerings of equity securities by us. These preemptive rights terminate in the event we conduct a follow-on public offering which occurred on July 1, 2010, and the shares underlying the securities were registered on a Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on July 2, 2010.

In connection with obtaining a line of credit in November 2009 as described in Note 7—Line of Credit, we issued warrants to purchase 59,773 shares of our common stock with an exercise price of $3.35 per share. In addition, as partial consideration for the waiver of certain events of default that arose under the line of credit, we

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issued a warrant dated April 7, 2010 to purchase 20,000 shares of our common stock with an exercise price of $3.65 per share. These warrants have a seven-year life from the date of issuance, and, as of December 31, 2010, all of these warrants remain outstanding. The fair value of the warrants issued was determined using a Monte Carlo simulation which requires the use of significant unobservable inputs to generate the fair value. As a result, these warrants would be classified as level 3 financial instruments. See Note 7—Line of Credit.

In connection with obtaining a line of credit that was terminated in 2009, we issued 4,125 warrants to purchase common stock with an exercise price of $0.73 per share. The warrants have a ten-year life from the date of issuance. As of December 31, 2010, these warrants were outstanding. The fair value of the warrants issued was insignificant.

In connection with the merger with Lumera, we issued warrants to purchase approximately 488,818 shares of common stock with exercise price range from $6.08 to $70.40. The estimated fair value of the warrants was determined as of December 9, 2008, the date the merger was completed, using the following assumptions: risk free interest rate of 1.61%, volatility of 75%, contractual life of five years, and dividend yield of zero. The fair value of the warrants was $173,000 and was included in the Lumera purchase price consideration. As of December 31, 2010, all of these warrants remained outstanding.

On January 29, 2010, in connection with a secured line of credit facility (Secured Credit Facility) with Agility Capital, LLC (Agility Capital) to pay for transaction expenses incurred by us in our acquisition of ChipX, we issued a warrant for the purchase of 71,429 shares of our common stock. The warrant may either be (i) converted, on a cashless, net settlement basis, based on the fair market value as determined pursuant to the terms of the warrant, or (ii) exercised at a price per share equal to the lower of $2.10 or the price paid in the next offering or issuance of the Company’s common stock, if such offering occurs by April 29, 2010. Events of default under our loan agreement with Agility Capital arose in March 2010 that Agility Capital agreed to waive. As partial consideration for the waiver, we issued an additional warrant dated April 5, 2010 for the purchase of 25,000 shares of our common stock with an exercise price of $2.00 per share. These warrants have a term of seven years, and as of December 31, 2010, all of these warrants remain outstanding. The fair value of the warrants issued was determined using a Monte Carlo simulation which requires the use of significant unobservable inputs to generate the fair value. As a result, these warrants would be classified as level 3 financial instruments. See Note 7—Line of Credit.

On April 23, 2010, in connection with a loan and security agreement with Silicon Valley Bank, we granted Silicon Valley Bank (i) a warrant to purchase 125,000 shares of our common stock at an exercise price equal to $4.00 per share (the “Warrant”), and (ii) a warrant to purchase a second tranche of up to 100,000 shares of our common stock which shall vest 15,000 shares per month incrementally beginning September 1, 2010 (although the last monthly incremental vesting amount shall be 10,000 shares) at an exercise price equal to the closing market price on each date of vesting (the “Second Tranche Warrant”). In the event that either we close an equity investment of at least $4.0 million or we have been EBITDA positive for the preceding three months, then vesting shall cease, and all unvested shares under the Second Tranche Warrant shall lapse. In July 2010, we satisfied the requirements of closing an equity investment of at least $4.0 million and the Second Tranche Warrant expired. The Warrant includes anti-dilution provisions and “piggy-back” registration rights permitting registration in a future public offering by us. The shares underlying the Warrant were registered on a Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on July 2, 2010. The Warrant may either be (i) converted, on a cashless, net settlement basis, based on the fair market value as determined pursuant to the terms of the Warrant, or (ii) exercised by delivering a duly executed notice of exercise. The Warrant has a term of seven years; the fair value of the Warrant has been determined using a Black-Scholes option pricing model. The Warrant has a fair value of $357,000 and is being amortized over a two year period. We recorded expense of $123,000 during the year ended December 31, 2010.

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2010, we had a total of 2,167,703 warrants to purchase common stock outstanding under all warrant arrangements. Many of the warrants have anti-dilution provisions which adjust the number of warrants available to the holder, such as, but not limited to, stock dividends, stock splits and certain reclassifications, exchanges, combinations or substitutions. These provisions are specific to each warrant agreement.

Equity Incentive Plan

As of December 31, 2010, there were 6,024,201 options and 4,125 warrants outstanding under all stock option plans. As of December 31, 2009, there were 3,085,160 options and 4,125 warrants outstanding under all stock option plans.

2007 Equity Incentive Plan

In August 2007, GigOptix LLC adopted the GigOptix LLC Equity Incentive Plan, or the “2007 Plan”. The 2007 Plan provided for grants of options to purchase membership units, membership awards and restricted membership units to employees, officers and non-employee directors, and upon the completion of the merger with Lumera were converted into grants of up to 632,500 shares of stock. Vesting periods are determined by our Board of Directors and generally provide for stock options to vest over a four-year period and expire ten years from date of grant. Vesting for certain shares of restricted stock are contingent upon both service and performance criteria. The 2007 Plan was terminated upon the completion of merger with Lumera on December 9, 2008 and the remaining 864 stock options not granted under the 2007 Plan were cancelled. No shares of our common stock remain available for issuance of new grants under the 2007 Plan other than for satisfying exercises of stock options granted under this plan prior to its termination. As of December 31, 2010, no shares of common stock have been reserved for issuance for new grants under the 2007 Plan and options to purchase a total of 453,432 shares of common stock and 4,125 warrants to purchase common stock were outstanding.

2008 Equity Incentive Plan

In December 2008, we adopted the 2008 Equity Incentive Plan, or the “2008 Plan”, for directors, employees, consultants and advisors to us or our affiliates. Under the 2008 Plan, 2,500,000 shares of common stock were reserved for issuance upon the completion of merger with Lumera on December 9, 2008. On January 1 of each year, starting in 2009, the aggregate number of shares reserved for issuance under the 2008 Plan increase automatically by the lesser of (i) 5% of the number of shares of common stock outstanding as of our immediately preceding fiscal year, or (ii) a number of shares determined by the Board of Directors. The maximum number of common stock to be granted is up to 21,000,000 shares. Forfeited options or awards generally become available for future awards. As of December 31, 2010, 9,223,166 shares have been authorized for future issuance, and 3,628,992 shares are available for future grants.

Awards under the 2008 Plan may be granted through June 30, 2018. Under the 2008 Plan, the exercise price of (i) an award is at least 100% of the stock’s fair market value on the date of grant, and (ii) an ISO granted to a 10% stockholder is at least 110% of the stock’s fair market value on the date of grant. Vesting periods for awards are determined by the CEO and generally provide for stock options to vest over a four-year period and have a maximum life of ten years from the date of grant. As of December 31, 2010, there were 5,418,446 options to purchase common stock outstanding and 3,628,992 options were available for issuance under the 2008 Plan.

Lumera 2000 and 2004 Stock Option Plan

In December 2008, in connection with the merger with Lumera, we assumed the existing Lumera 2000 Equity Incentive Plan, and the Lumera 2004 Stock Option Plan (the “Lumera Plan”). All unvested options granted under the Lumera Plan were assumed by us as part of the merger. All contractual terms of the assumed options remain the same, except for the converted number of shares and exercise price based on merger conversion ratio of 0.125. As of December 31, 2010, no additional options can be granted under the Lumera Plan

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and options to purchase a total of 152,323 shares of common stock were outstanding. including employee stock options, restricted stock units and employee stock purchase rights based on their estimated fair values. The fair value of equity-based awards is amortized on a straight-line basis over the requisite service period of the award which is generally the vesting period.

Stock-Based Compensation Expense

We grant stock-based compensation awards under our 2008 Equity Incentive Plan. We have outstanding grants under our prior plans, but no further grants can be made under those prior plans.

The following table summarizes our employee-related stock-based compensation expense for fiscal years 2010 and 2009:

	December 31,
	2010	2009
Cost of revenue	$12	$10
Research and development expense	545	246
Selling, general and administrative expense	916	620

	$1,473	$876

Management estimates expected forfeitures and it records compensation expense only for those equity awards expected to vest. When estimating forfeitures, we consider voluntary termination behavior as well as an analysis of actual option forfeitures.

As of December 31, 2010, the total compensation cost related to unvested stock options under our equity compensation plan, but not yet recognized, was approximately $3.6 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.2 years.

Determining Fair Value

We estimate the fair value of stock options granted using a Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, including the options’ expected life and the price volatility of our underlying stock options. Actual volatility, expected lives, interest rates and forfeitures may be different than our assumptions, which would result in an actual value of the options being different than estimated. This fair value of stock option grants is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period.

From time to time we also issue stock option grants to directors and employees that have a market condition. In such cases stock options will vest only if the average price of our stock is at or exceeds a certain price threshold during a specific, previously defined period of time. To the extent that the market condition is not met, the options do not vest and are cancelled. In these cases, we cannot use the Black-Scholes model; we must use a binomial model. We engage a third party valuation firm to support management’s valuation of these options using Monte Carlo simulation techniques that incorporate assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the market condition is either met or not met. Certain stock options granted on March 17, 2010 were classified as option grants having a market condition.

We also issue stock options which have company specific financial performance criteria. In this case, we make a determination regarding the probability of the performance criteria being achieved and use a Black-Scholes model to value the options incorporating assumptions as provided by management for the expected

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the performance criteria is met or not met. Certain stock options granted on October 27, 2010 were classified as option grants having a performance condition.

The fair value of our stock options granted to employees was estimated using the following weighted-average assumptions:

	December 31,
	2010	2009
Expected term	6.25 years	5 years
Expected volatility	75%	75%
Expected dividends	—	—
Risk-free interest rate	1.79% – 3.65%	1.90%
Weighted-average fair value	$1.32	$1.51

Expected Term—The Company’s expected term used in the Black-Scholes valuation method represents the period that our stock options are expected to be outstanding and is derived from the historical expected terms of “guideline” companies selected based on similar industry and product focus.

Expected Volatility—Our expected volatility used in the Black-Scholes valuation method is derived from a combination of historical and implied volatility of “guideline” companies selected based on similar industry and product focus. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Expected Dividend—We have never paid dividends and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—We base the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

Stock Option Activity

The following is a summary of option activity for our equity incentive plans:

	Years Ended December 31,
	2010				2009
	Shares	Weighted- average Exercise Price	Weighted- average Remaining Contractual Term, in Years	Aggregate Intrinsic Value, in Thousands	Shares	Weighted- average Exercise Price	Weighted- average Remaining Contractual Term, in Years	Aggregate Intrinsic Value, in Thousands
Outstanding, beginning of year	3,085,160	$3.58			2,827,470	$3.91
Granted	3,666,162	$2.10			602,495	$2.40
Exercised	(148,664)	$0.97			(95,340)	$0.85
Forfeited/Expired	(578,457)	$5.03			(249,465)	$5.37

Balance, end of year	6,024,201	$2.61	8.66	$6,018	3,085,160	$3.58	8.38	$2,753

Exercisable, end of year	1,670,813	$4.02	7.32	$2,545	1,204,487	$6.21	7.67	$1,213

Vested and expected to vest as of December 31, 2010	5,899,043	$2.63	8.64	$5,852

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about options granted and outstanding under our equity incentive plans as of December 31, 2010:

	Options Outstanding			Options Exercisable
	Number of Shares Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Exercisable	Weighted- Average Exercise Price
$0.73 – $1.10	2,206,960	7.70	$1.01	1,418,898	$0.97
$1.90 – $4.00	3,664,918	9.37	$2.22	117,051	$3.11
$7.84 – $18.16	30,892	6.05	$17.18	17,676	$16.77
$24.56 – $57.44	114,515	5.25	$37.20	110,272	$37.31
$80.00 – $80.00	6,916	.74	$80.00	6,916	$80.00

$0.73 – $80.00	6,024,201	8.66	$2.61	1,670,813	$4.02

The aggregate intrinsic value of options outstanding and exercisable based on the fair value of the underlying stock options as of December 31, 2010 was approximately $6.0 million and $2.5 million, respectively. The aggregate intrinsic value reflects the difference between the exercise price of the underlying stock options and our closing stock price of $2.75 as of December 31, 2010. The weighted average remaining contractual term of options exercisable as of December 31, 2010 was approximately 7.43 years.

The following is a summary of shares of restricted stock activity for the Company’s equity incentive plans:

	Years Ended December 31,
	2010		2009
Shares of Restricted Stock	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested, beginning of year	—	$—	54,629	$9.66
Granted	—	$—	—	$—
Vested	—	$—	(49,673)	$9.66
Forfeited/Expired	—	$—	(4,956)	$9.66

Unvested, end of year	—	$—	—	$—

The fair value of our shares of restricted stock is calculated based upon the fair market value of our underlying stock at the date of grant. As of December 31, 2010 and December 31, 2009, there was no unrecognized compensation cost related to unvested shares of restricted stock. As of December 31, 2010, we had no shares of unvested restricted stock outstanding.

NOTE 10—INCOME TAXES

The components of loss before provision for income taxes are as follows (in thousands):

	Years ended December 31,
	2010	2009
United States	$(2,911)	$(9,478)
International	(1,398)	(632)

Loss before income taxes	$(4,309)	$(10,110)

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of (provision for) benefit from income taxes are as follows (in thousands):

	Years ended December 31,
	2010	2009
Current
United States	$(38)	$—
International	3	(64)
State	(16)	—

Total	(51)	(64)

Deferred
United States	—	—
International	—	133

Total	—	133

Benefit from (provision for) from income taxes	$(51)	$69

Benefit from (provision for) income taxes differs from the amount computed by applying the statutory United States federal income tax rate to loss before taxes as follows:

	Years ended December 31,
	2010	2009
Income tax benefit at the federal statutory rate	34.00%	34.00%
Foreign tax benefit	(0.81)%	0.68%
State tax net of federal benefit	(0.37)%	—
Losses not benefited	(34.00)%	(34.00)%

Effective tax rate	(1.18)%	0.68%

The components of the net deferred tax assets and liabilities are as follows:

	December 31,
	2010	2009
Deferred tax assets
Net operating losses	$15,966	$13,609
Tax Credits	1,868	120
Accruals and reserves	1,075	1,636
Property and equipment	181	1,557
Other	180	216

Total deferred tax assets	19,270	17,138
Valuation allowance	(18,557)	(15,677)

Net deferred tax assets	713	1,461
Deferred tax liabilities
Intangible assets	(713)	(1,461)

Total deferred tax liabilities	(713)	(1,461)

Net deferred tax liabilities	$—	$—

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We provided a full valuation allowance on deferred tax assets in excess of deferred tax liabilities. Because of our limited operating history and cumulative losses, management believes it is more likely than not that the remaining deferred tax asset will not be realized. All U.S. deferred tax assets have a full valuation allowance at December 31, 2010.

We have approximately $34 million of federal net operating losses carryforwards at December 31, 2010. The net operating losses begin to expire in 2027. We have approximately $10 million of state net operating loss carryforwards at December 31, 2010. The net operating losses begin to expire in 2018. Utilization of a portion of the net operating losses and credit carryforwards are subject to an annual limitation due to the ownership change provision of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. We also have approximately $16 million of net operating loss carryforwards in Israel related to our acquisition of ChipX. These losses in that jurisdiction can be carried forward indefinitely.

Our unrecognized tax benefits at December 31, 2010 relate to various domestic and foreign jurisdictions. As of December 31, 2010, we had total gross unrecognized tax benefits of $1.6 million, which if recognized would not affect the effective tax rate. As of December 31, 2010, the amount of long-term income taxes payable for unrecognized tax benefits, including accrued interest, was $38,000. We do not anticipate any significant changes to our unrecognized tax benefits within the next 12 months.

A reconciliation of the December 31, 2009 through December 31, 2010 amount of unrecognized tax benefits is as follows: (in thousands)

Total
Balance at December 31, 2009	$—
Increases related to current year tax positions	1,644
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	—
Expiration of the statute of limitations for the assessment of taxes	—

Balance at December 31, 2010	$1,644

We have adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of our income taxes and would not affect the FIN rate amount. In 2010, we recorded $0 of such interest and penalty expense and as of December 31, 2010, the balance of such accrued balance and penalty was $0.

We file U.S. federal, U.S. state and foreign tax returns. Our major tax jurisdictions are the U.S., California, Switzerland, Israel and the UK. Our fiscal years through 2010 remain subject to examination by the tax authorities for U.S. federal, state, and foreign tax purposes.

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—SEGMENT AND GEOGRAPHIC INFORMATION

We have determined that we operate as a single operating and reportable segment. The following tables reflect the results of our reportable segment consistent with the management system used by our chief operating decision maker.

The following tables summarizes revenue by geographic region (in thousands)

	December 31,
	2010	2009
North America	$13,580	$7,324
Asia	6,723	3,507
Europe	6,442	3,957
South America	131	38

	$26,876	$14,826

We determine geographic location of our revenue based upon the destination of shipment of our products.

During fiscal year 2010, the United States and Japan accounted for 50% and 12% of revenue, respectively. During fiscal year 2009, the United States, Italy and Hong Kong accounted for 49%, 22% and 11% of revenue, respectively. No other countries accounted for more than 10% of our consolidated revenue during the periods presented.

The following table summarizes long-lived assets by country (in thousands):

	December 31,
	2010	2009
United States	$3,001	$3,679
Switzerland	716	322
Israel	—	333

	$3,717	$4,334

Long-lived assets, comprising property and equipment, are reported based on the location of the assets at end of each fiscal year.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Commitments

Leases

We lease our domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. In January 2009, the Company renewed its lease for its office facility located at Palo Alto, California. The new lease term will expire in December 2013. The Company also leases certain software licenses under operating leases. Total facilities rent expense for 2010 and 2009 was $0.6 million and $0.7 million, respectively.

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Aggregate non-cancelable future minimum lease payments under capital and operating leases are as follows (in thousands):

Years ending December 31,	Capital Leases	Operating Leases
2011	$401	$818
2012	400	641
2013	400	572
2014	406	53
2015	0	—

Total minimum lease payments	1,607	$2,084

Less: Amount representing interest	(416)

Total capital lease obligations	1,191
Less: Current portion	(239)

Long-term portion of capital lease obligations	$952

The gross and net book value of property and equipment purchased under capital lease was as follows (in thousands):

	December 31,
	2010	2009
Computer Software:
Acquired cost	$1,653	$1,653
Accumulated amortization	(388)	(48)

Net book value	$1,265	$1,605

The amortization of computer software acquired under capital lease is included in depreciation expense.

Contingencies

Tax Contingencies

Our income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due.

Legal Contingencies

From time to time, we may become involved in legal proceedings, claims and litigation arising in the ordinary course of business. When we believe a loss is probable and can be reasonably estimated, we accrue the estimated loss in our consolidated financial statements. Where the outcome of these matters is not determinable, we do not make a provision in our financial statements until the loss, if any, is probable and can be reasonable estimated or the outcome becomes known. We believe that there are currently no claims or legal actions that would, in management’s judgment based on information currently available, have a material adverse effect on GigOptix’ results of operations, financial condition or cash flows.

In or about November 2008, an entity named DBSI Inc., which at the time was the beneficial owner of membership units in a predecessor of ours, and which in December 2008 converted into 1,715,161 shares of our

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock (all of which are now held by the DBSI Liquidating Trust), filed for bankruptcy in the United States Bankruptcy Court for the District of Delaware (Case No. 08-12687 (PJW)). We understand that an affiliate of the DBSI Liquidating Trust, the DBSI Estate Litigation Trust, is currently evaluating claims that it may assert against a number of entities, including GigOptix and/or its predecessors and affiliates. In November 2010, we entered tolling agreements with the trustee of the DBSI Estate Litigation Trust to allow the parties to continue discussions in an attempt to avoid litigation. On March 3, 2011, we agreed to extend the expiration of the tolling agreement to April 21, 2011. Our management has engaged in discussions with the trustee regarding whether the DBSI Estate Litigation Trust has any claims against us, and intends to vigorously defend any claims made against us.

Product Warranties

Our products typically carry a standard warranty period of one year. The table below summarizes the movement in the warranty accrual, which is included as a component of accrued and other current liabilities, for the years ended December 31, 2010 and 2009 (in thousands):

	Year ended December 31,
	2010	2009
Beginning balance	$75	$120
Accrual for warranties issued during the year	68	50
Settlements made (in cash or in kind)	—	(95)

Ending balance	$143	$75

NOTE 13—RESTRUCTURING

Restructuring expense for the periods presented was as follows (in thousands):

	Years ended December 31,
	2010	2009
Restructuring expense	$388	$884

The following is a summary of our restructuring plans activity:

	ChipX Severance	Bothell Excess Space	Israel Restructuring
			Severance	Facilities	Equipment Write-down	Legal and Accounting	Israel Subtotal	Grand Total
Balance, December 31, 2008	$—	$—	$—	$—	$—	$—	$—	$—
Charges	460	424	—	—	—	—	—	884
Uses	(460)	—	—	—	—	—	—	(460)

Balance, December 31, 2009	—	$424	$—	$—	$—	$—	$—	$424
Charges	—	—	156	61	121	50	388	388
Uses	—	(396)	(135)	(61)	(121)	(37)	(354)	(750)

Balance, December 31, 2010	$—	$28	$21	$—	$—	$13	$34	$62

During the three months ended December 31, 2010, we reduced by $40,000 our previous estimate of Israel severance expense.

During the three months ended April 4, 2010, we decided to close our R&D design center in Haifa, Israel which was acquired as part of the merger with ChipX in 2009. We took a restructuring charge of $388,000 to

GIGOPTIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

account for employee severance of $156,000, future facility rent expense of $61,000 for the remainder of the lease term through the end of fiscal 2010, a write-down of fixed assets of $121,000, and accounting and legal expenses of $50,000. We paid out $354,000 during 2010 in connection with the Israel restructuring.

In December 2009, the Company adopted a plan to reduce the size of its facilities in Bothell, Washington. The Company reduced the amount of square footage it occupies from approximately 32,000 square feet to approximately 12,000 square feet and took a restructuring charge of $424,000 to reflect the proportionate share of remaining lease expense it will incur for the unoccupied space of the facility and costs associated with improvements needed to segregate the facility. The existing lease on the facility expires on March 31, 2014. Although the Company has made available for sub-lease approximately 20,000 square feet, it did not receive any sublease income associated with this space prior to a negotiated reduction in space, which occurred on February 1, 2011. The company paid out $396,000 related to unoccupied space in Bothell during 2010.

In October 2009, in anticipation of its acquisition by us, ChipX incurred severance costs of $0.4 million in connection with a reduction in its work force. We recognized this expense in its consolidated statement of operations after the acquisition date as a restructuring expense. All amounts were paid prior to December 31, 2009.

NOTE 14—RELATED PARTY TRANSACTIONS

As a result of the acquisition of ChipX on November 9, 2009, National Instruments Corporation, a former stockholder of ChipX, currently holds 1,066,265 shares of our common stock. Since the date of the acquisition, we generated revenue of $1.6 million and $231,000 from sales to National Instruments Corporation during the years ended December 31, 2010 and 2009, respectively.

NOTE 15—SUBSEQUENT EVENTS

On February 4, 2011, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endwave Corporation (“Endwave”) pursuant to which a wholly-owned subsidiary of ours will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the result of which the separate corporate existence of the wholly-owned subsidiary shall cease and Endwave will be the successor or surviving corporation of the merger (the “Merger”) and our wholly-owned subsidiary. Under the terms of the merger agreement, all outstanding shares of Endwave common stock, including those issuable upon settlement of outstanding restricted stock units, and outstanding in-the-money Endwave stock options, will be converted into shares of GigOptix common stock such that immediately after the merger, such shares represent approximately 42.5% of all outstanding GigOptix common stock. Based on the number of shares of Endwave and GigOptix common stock outstanding as of January 31, 2011, approximately 9.1 million shares of GigOptix common stock will be issued to holders of Endwave common stock, registered stock units and stock options. On February 3, 2011, the Board approved the establishment of a $500,000 retention bonus pool to be payable to our employees who are still so employed 15 days after the closing of the Merger. The Board has delegated to the Compensation Committee to approve the amounts that each officer and employee of ours is eligible to receive as part of such retention bonus pool, and such determination, including who will be an eligible participant in such retention bonus pool, has not yet been made, although it is anticipated that the named executive officers will be eligible participants. As of February 25, 2011, we have incurred accounting and banking fees of approximately $290,000 related to the Endwave transaction.

On February 25, 2011, Agility Capital net share exercised both of the warrants issued to it. See Note 7—Line of Credit and Note 9—Stockholders’ Equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Endwave Corporation:

We have audited the accompanying balance sheets of Endwave Corporation and its subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endwave Corporation and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    BURR PILGER MAYER, INC.

San Jose, California

February 24, 2011

ENDWAVE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$7,147	$55,158
Short-term investments	16,380	11,307
Accounts receivable, net of allowance for doubtful accounts of $18 in 2010 and $19 in 2009	2,600	3,009
Inventories	3,719	4,879
Other current assets	554	788

Total current assets	30,400	75,141
Property and equipment, net	2,048	1,796
Other assets	26	179

Total assets	$32,474	$77,116

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,837	$1,726
Accrued warranty	614	1,087
Accrued compensation	626	590
Restructuring liabilities, short-term	431	570
Other current liabilities	320	426

Total current liabilities	3,828	4,399
Restructuring liabilities, long-term	234	638
Other long-term liabilities	124	127

Total liabilities	4,186	5,164

Commitments and contingencies (Note 10)
Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized; zero and 300,000 shares issued and outstanding in 2010 and 2009, respectively	—	43,092
Common stock, $0.001 par value; 50,000,000 shares authorized; 9,832,684 and 9,684,756 shares issued and outstanding in 2010 and 2009, respectively	10	10
Additional paid-in capital, common stock	317,291	309,755
Accumulated other comprehensive income (loss)	(1)	15
Accumulated deficit	(289,012)	(280,920)

Total stockholders’ equity	28,288	71,952

Total liabilities and stockholders’ equity	$32,474	$77,116

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
Revenues:
Product revenues	$16,716	$19,502	$38,593
Development fees	—	—	103

Total revenues	16,716	19,502	38,696

Costs and expenses:
Cost of product revenues*	14,002	14,791	26,227
Research and development*	4,607	5,483	6,764
Sales and marketing*	2,154	2,183	3,446
General and administrative*	3,951	5,577	7,531
Restructuring	49	2,408	—

Total costs and expenses	24,763	30,442	43,968

Loss from operations	(8,047)	(10,940)	(5,272)
Interest and other income (expense), net	(45)	209	1,242

Loss from continuing operations before benefit for income taxes	(8,092)	(10,731)	(4,030)
Benefit for income taxes	—	(105)	(66)

Loss from continuing operations	(8,092)	(10,626)	(3,964)
Income (loss) from discontinued operations, net of tax* (Note 11)	—	17,571	(10,787)

Net income (loss)	$(8,092)	$6,945	$(14,751)

Basic net loss per share from continuing operations	$(0.83)	$(1.12)	$(0.43)
Basic net income (loss) per share from discontinued operations	$—	$1.85	$(1.17)
Basic net income (loss) per share	$(0.83)	$0.73	$(1.60)
Diluted net loss per share from continuing operations	$(0.83)	$(1.12)	$(0.43)
Diluted net income (loss) per share from discontinued operations	$—	$1.85	$(1.17)
Diluted net income (loss) per share	$(0.83)	$0.73	$(1.60)
Shares used in computing basic net income (loss) per share	9,774,161	9,526,358	9,211,110
Shares used in computing diluted net income (loss) per share	9,774,161	9,526,358	9,211,110

*	Includes the following amounts related to stock-based compensation:

Cost of product revenues	$(24)	$150	$385
Research and development	36	326	643
Sales and marketing	54	374	626
General and administrative	320	1,135	1,453
Income (loss) from discontinued operations, net of tax	—	355	988

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except for share data)

	Shares of Convertible Preferred Stock	Convertible Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance as of December 31, 2007	300,000	$43,092	9,174,622	$9	$301,946	$(79)	$(6)	$(273,114)	$71,848
Change in unrealized gain on short-term investments	—	—	—	—	—	—	36	—	36
Foreign currency translation adjustment	—	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	—	(14,751)	(14,751)

Comprehensive loss									(14,703)
Exercise of stock options	—	—	2,748	—	5	—	—	—	5
Retirement of common stock	—	—	(39,150)	—	(79)	79	—	—	—
Issuance of common stock under employee stock purchase plan	—	—	207,222	—	791	—	—	—	791
Stock-based compensation	—	—	—	—	4,100	—	—	—	4,100

Balance as of December 31, 2008	300,000	43,092	9,345,442	9	306,763	—	42	(287,865)	62,041
Change in unrealized gain on short-term investments	—	—	—	—	—	—	(27)	—	(27)
Net income	—	—	—	—	—	—	—	6,945	6,945

Comprehensive loss									6,918
Exercise of stock options	—	—	198,079	1	330	—	—	—	331
Issuance of common stock under employee stock purchase plan	—	—	141,235	—	317	—	—	—	317
Stock-based compensation	—	—	—	—	2,345	—	—	—	2,345

Balance as of December 31, 2009	300,000	43,092	9,684,756	10	309,755	—	15	(280,920)	71,952
Change in unrealized gain (loss) on short-term investments	—	—	—	—	—	—	(16)	—	(16)
Net loss	—	—	—	—	—	—	—	(8,092)	(8,092)

Comprehensive loss									(8,108)
Exercise of stock options	—	—	83,538	—	172	—	—	—	172
Issuance of common stock under employee stock purchase plan	—	—	64,390	—	129	—	—	—	129
Repurchase of preferred stock	(300,000)	(43,092)	—	—	6,854	—	—	—	(36,238)
Stock-based compensation	—	—	—	—	381	—	—	—	381

Balance as of December 31, 2010	—	$—	9,832,684	$10	$317,291	$—	$(1)	$(289,012)	$28,288

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(8,092)	$6,945	$(14,751)
Income (loss) from discontinued operations	—	17,571	(10,787)

Loss from continuing operations, net of tax	(8,092)	(10,626)	(3,964)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	890	779	595
Stock compensation expense	386	1,985	3,107
Amortization of investments, net	307	328	(43)
Gain on the sale of land and equipment	—	—	(13)
Gain on sale of investments	—	—	(57)
Changes in operating assets and liabilities:
Accounts receivable	409	(462)	4,963
Inventories	1,155	4,724	(308)
Other assets	387	(767)	251
Accounts payable	111	665	(1,675)
Accrued warranty	(473)	(706)	(600)
Accrued compensation, restructuring and other current and long term liabilities	(603)	(18)	117

Net cash provided by (used in) operating activities	(5,523)	(4,098)	2,373

Cash flows from investing activities:
Proceeds from sale of discontinued operations	—	28,000	—
Purchase of ALC Microwave, Inc., net of cash acquired	—	—	(1,027)
Change in restricted cash	—	600	(575)
Purchases of property and equipment	(1,142)	(396)	(1,295)
Proceeds from sale of property and equipment	—	—	74
Purchases of investments	(28,776)	(31,827)	(19,731)
Proceeds on sales and maturities of investments	23,380	31,515	18,482

Net cash provided by (used in) investing activities	(6,538)	27,892	(4,072)

Cash flows from financing activities:
Preferred stock repurchased	(36,238)	—	—
Common stock repurchased	—	—	(356)
Payments on capital leases	(13)	(16)	(23)
Proceeds from exercises of stock options	172	331	5
Proceeds from issuance of common stock	129	317	791

Net cash provided by (used in) financing activities	(35,950)	632	417

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	12

Cash flows from discontinued operations:
Operating activities	—	(2,472)	(2,526)
Investing activities	—	(794)	(1,198)
Financing activities	—	—	—

Net cash used in discontinued operations	—	(3,266)	(3,724)

Net change in cash and cash equivalents	(48,011)	21,160	(4,994)
Cash and cash equivalents at beginning of year	55,158	33,998	38,992

Cash and cash equivalents at end of year	$7,147	$55,158	$33,998

Supplemental disclosure of cash flow information:
Non-cash transactions:
Change in unrealized gain (loss) on investments	$(16)	$(27)	$36

Capitalized stock-based compensation	$(5)	$5	$5

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY

Endwave Corporation (“Endwave” or the “Company”) designs, manufactures and markets radio frequency (“RF”), products that enable the transmission, reception and processing of high frequency RF signals. The Company’s products consist of two key product lines, semiconductor devices and integrated transceiver modules:

•

The Company’s semiconductor product line consists of a wide variety of monolithic microwave integrated circuits (“MMICs”), including amplifiers, voltage controlled oscillators, up and down converters, variable gain amplifiers, voltage variable attenuators, fixed attenuators and filters. These types of devices are widely used in telecommunications, satellite, defense, security, instrumentation, scientific and consumer systems. While the Company has developed, produced and sold such devices for several years as components of the Company’s module products. They were first offered for sale as stand-alone products in the latter part of 2009 and they have not yet become a significant source of revenue for the Company.

•

The Company’s integrated transceiver modules combine several electronic functions into a single RF sub-system. Historically, the Company’s main customers for these products have been telecommunication network original equipment manufacturers and system integrators that utilize them in digital microwave radios. More recently the Company has identified and pursued uses for these products in additional product areas; however these alternate applications have not yet become a significant source of revenue for the Company.

On February 4, 2011, Endwave entered into an Agreement and Plan of Merger with GigOptix, Inc. (“GigOptix”), and Aerie Acquisition Corporation, a wholly-owned subsidiary of GigOptix (“Merger Subsidiary”), pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the separate corporate existence of Merger Subsidiary shall cease and Endwave will be the surviving corporation of the merger and a wholly-owned subsidiary of GigOptix. See additional discussion at Note 15, Subsequent Events.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

On April 30, 2009, the Company sold its Defense and Security RF module business to Microsemi Corporation (“Microsemi”). The Company’s financial statements have been presented to reflect the Defense and Security RF module business as a discontinued operation for all periods presented. See additional discussion at Note 11, Discontinued Operations.

The accompanying consolidated financial statements of Endwave include the financial results of its Defense and Security RF module business as a discontinued operation for all periods presented and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

Certain prior year financial statement amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on previously reported total assets, stockholders’ equity or total net income (loss).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s primary customers are telecom original equipment manufacturers (“OEM”) and other systems integrators that integrate the Company’s products into their systems. The Company recognizes product revenues at the time title passes, which is generally upon product shipment and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. After title passes, there are no customer acceptance requirements or other remaining obligations and customers do not have a right of return. Revenues under development contracts are generally recorded on a percentage of completion basis, using project hours as the basis to measure progress toward completing the contract and recognizing revenues. The costs incurred under these development agreements are expensed as incurred and included in research and development expenses.

Warranty

The warranty periods for the Company’s products are between 12 and 30 months from date of shipment. The Company provides for estimated warranty expense at the time of shipment. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, its warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from the estimates, revisions to the estimated warranty accrual and related costs may be required.

Changes in the Company’s accrued warranty during the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)
Balance at January 1	$1,087	$2,439
Warranties accrued	403	690
Warranties settled or reversed	(876)	(1,314)
Warranties transferred due to sale of the Defense and Security RF module business	—	(728)

Balance at December 31	$614	$1,087

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for other accounts based on historical collection and write-off experience. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Cash Equivalents and Short-Term Investments

The Company invests its excess cash primarily in highly liquid investment grade investments including: United States treasury notes, United States government agency notes, corporate notes, commercial paper and money market funds. The Company’s cash, cash equivalents and short-term investments are primarily held at three United States banks. The Company’s deposits are generally in excess of federally insured amounts.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents. Management has classified the Company’s short-term investments as available-for-sale securities in the accompanying consolidated financial statements. Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, net of tax, included in accumulated other comprehensive income (loss) in stockholders’ equity. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to interest income. Realized gains and losses and declines in the value of securities determined to be other-than-temporary are included in interest and other income. The cost of securities sold is based on the specific identification method.

Inventory Valuation

Inventories are stated at the lower of standard cost (determined on a first-in, first-out basis) or market (net realizable value). Standard costs approximate average actual costs. The Company makes inventory provisions for estimated excess and obsolete inventory based on management’s assessment of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During 2010 and 2009, the Company recorded $1.8 million and $878,000, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements and assets acquired under capital lease are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets. Repairs and maintenance costs are charged to expense as incurred.

Depreciable Life
Software	3 years
Leasehold improvements	2 to 5 years
Machinery and equipment	5 to 7 years

Goodwill, Intangible and Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received.

During the fourth quarter of 2008, the Company determined that indicators of potential impairment were present based on the fair value of the Company’s common stock relative to its book value, revised estimates for future revenues and the continued worsening of the global economy. As a result, the Company assessed the carrying value of acquired goodwill and intangible assets with an indefinite life for impairment. Based on the fair market value of the business and the Company’s discounted future cash flow and revenue projections, the Company recorded non-cash impairment charges of $3.0 million for goodwill and $1.1 million for intangible assets with an indefinite life. These impairment charges are included in discontinued operations.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company reviews long-lived assets for impairment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, or a significant reduction in projected future cash flows.

For long-lived assets used in operations, the Company records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by discounted future cash flows, appraisals, or other methods. For assets to be disposed of other than by sale, impairment losses are measured as the excess of their carrying amount over the salvage value, if any, at the time the assets cease to be used.

During the fourth quarter of 2008, the Company reviewed its long-lived assets for indicators of impairment. Based on reduced estimates of future revenues and future negative cash flow, the Company identified potential indicators of impairment. As a result, the Company compared the fair value of its long-lived assets to their carrying value. Based on the Company’s discounted future cash flow and revenue projections, the Company recorded non-cash impairment charges of $2.1 million for intangible assets with a defined useful life. The impairment charges are included in discontinued operations and represent the excess of the carrying value of these assets over their fair value.

These impairment charges are not expected to result in any future cash expenditures.

Income Taxes

Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has adopted the accounting standard which provides guidance on the provisions of accounting for uncertainty in income taxes. It provides guidance on accounting for uncertainty in income taxes recognized in the consolidated financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the Company’s accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company recognizes stock-based compensation for stock-based awards exchanged for employee services. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of the Company’s stock compensation is accounted for as an equity instrument.

The Company has elected the alternative transition method for calculating the tax effects of stock-based compensation. The alternative transition method provides a simplified method to establish the beginning balance of the additional paid-in capital pool, or APIC Pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company uses the “with and without” approach to determine the order in which its tax attributes are utilized. The “with and without” approach results in the recognition of the windfall stock option tax benefits after all other tax attributes have been considered in the annual tax accrual computation. The Company will only recognize a benefit from stock-based compensation in paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to it have been utilized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on items such as the alternative minimum tax, the research tax credit or the domestic manufacturing deduction through the consolidated statements of operations rather than through paid-in capital.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards also determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the Company’s consolidated statement of operations during the period the related services are rendered.

Research and Development Expenses

Research and development expenses are charged to operating expenses as incurred and consist primarily of salaries and related expenses for research and development personnel, outside professional services, prototype materials, supplies and labor, depreciation for related equipment, allocated facilities costs and expenses related to stock-based compensation.

Concentration of Risk

The Company is potentially subject to significant concentrations of credit risk including cash equivalents, short-term investment, trade receivables and inventories.

The Company sells its products primarily to telecom OEMs and other systems integrators. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and excess and obsolete inventory. Concentrations of credit risk with respect to trade accounts receivable and inventories are due to the low number of entities comprising the Company’s customer base.

For the year ended December 31, 2010, revenues from three customers each accounted for greater than 10% of total revenues and combined they accounted for 93% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 52% of the Company’s total revenues. For the year ended December 31, 2009, revenues from two customers each accounted for greater than 10% of total revenues and combined they accounted for 88% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 70% of the Company’s total revenues. For the year ended December 31, 2008, revenues from Nokia Siemens Networks accounted for 83% of total revenues and no other customer accounted for more than 10% of our total revenues. In addition, the Company has purchased significant inventory balances to support these customers.

In 2010, 2009, and 2008, 76%, 97% and 97%, respectively, of the Company’s total revenues were derived from sales invoiced and shipped to customers outside the United States.

As of December 31, 2010, two customers accounted for 58% and 28%, respectively, of the Company’s accounts receivable. As of December 31, 2009, two customers accounted for 47% and 39%, respectively, of the Company’s accounts receivable.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company designs custom semiconductor devices. However, the Company does not own or operate a semiconductor fabrication facility (a “foundry”) and depends upon a limited number of third parties to produce these components. The Company’s use of various third-party foundries gives it the flexibility to use the process technology that is best suited for each application and eliminates the need for the Company to invest in and maintain its own foundry. The loss of the Company’s relationship with or access to the foundries it currently uses, and any resulting delay or reduction in the supply of semiconductors to the Company, would severely impact the Company’s ability to fulfill customer orders and could damage its relationships with its customers.

The Company also may not be successful in forming alternative supply arrangements that provide a sufficient supply of gallium arsenide devices. Because there are limited numbers of third-party foundries that use the particular process technologies the Company selects for its products and have sufficient capacity to meet its needs, using alternative or additional third-party foundries would require an extensive qualification process that could prevent or delay product shipments and their associated revenues.

Because the Company does not own or control any of these third-party semiconductor suppliers, any change in the corporate structure or ownership of the corporations that own these foundries could have a negative effect on future relationships and the ability to negotiate favorable supply agreements.

The Company outsources the assembly and testing of most of its products to a Thailand facility of HANA Microelectronics Co., Ltd., (“HANA”) a contract manufacturer. The Company plans to continue this arrangement as a key element of its operating strategy. If HANA does not provide the Company with high quality products and services in a timely manner, or terminates its relationship with the Company, the Company may be unable to obtain a satisfactory replacement to fulfill customer orders on a timely basis. In the event of an interruption of supply from HANA, sales of the Company’s products could be delayed or lost and the Company’s reputation could be harmed. The Company’s manufacturing agreement with HANA currently expires in October 2011 but will renew automatically for successive one-year periods unless either party notifies the other of its desire to terminate the agreement at least one year prior to the expiration of the term. In addition, either party may terminate the agreement without cause upon 365 days prior written notice to the other party, and either party may terminate the agreement if the non-terminating party is in material breach and does not cure the breach within 30 days after notice of the breach is given by the terminating party. There can be no guarantee that HANA will not seek to terminate its agreement with the Company.

The Company utilizes a number of customized components that need to be qualified by our customers. This means that components in our products cannot be easily changed without the risks and delays associated with requalification. Accordingly, while a number of the components used in the Company’s products are made by multiple suppliers, the Company may effectively have single source suppliers for some of these components. In addition, the Company currently purchases a number of components from single source suppliers. Any delay or interruption in the supply of these or other components could impair the Company’s ability to manufacture and deliver products, harm the Company’s reputation and cause a reduction in revenues.

Fair Value of Financial Instruments

The amounts reported as cash and cash equivalents, accounts receivable, accounts payable and accrued warranty, compensation and other liabilities approximate fair value due to their short-term maturities. The fair value for the Company’s investments in marketable debt securities is estimated based on quoted market prices. Based upon borrowing rates currently available to the Company for capital leases with similar terms, the carrying value of its capital lease obligations approximates fair value.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following estimated fair value amounts have been determined using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Investments:
Commercial paper	$4,248	$—	$—	$4,248
United States government agencies	11,822	2	(3)	11,821
Corporate securities	311	—	—	311

Total	$16,381	$2	$(3)	$16,380

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Investments:
Commercial paper	$799	$—	$—	$799
United States government agencies	8,759	5	(2)	8,762
Corporate securities	1,734	12	—	1,746

Total	$11,292	$17	$(2)	$11,307

At December 31, 2010, the Company had $16.4 million of short-term investments with maturities of less than one year and no long-term investments.

At December 31, 2010, the Company had unrealized losses of $3,000 related to $8.3 million of investments in United States government agencies securities. These securities were in an unrealized loss position for a period of less than one year.

The investments mature through 2011 and the Company believes that it has the ability and intent to hold these investments until the maturity date. Realized gains were $57,000 for the year ended December 31, 2008. Realized gains and losses were insignificant for the years ended December 31, 2010 and 2009.

The Company reviews its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s intent and ability not to sell the investment for a period of time sufficient to allow for any anticipated recovery in market value. If the Company believes the carrying value of an investment is in excess of its fair value, and this difference is other-than-temporary, it is the Company’s policy to write down the investment to reduce its carrying value to fair value.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Balance as of December 31, 2010	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Cash equivalents:
Money market funds	$2,911	$2,911	$—
Commercial paper	2,454	—	2,454
Corporate bond	250	—	250
Short-term investments:
Commercial paper	4,248	—	4,248
United States government agencies	11,821	—	11,821
Corporate securities	311	—	311

Total	$21,995	$2,911	$19,084

Liabilities:	$—	$—	$—

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Balance as of December 31, 2009	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Cash equivalents:
Money market funds	$54,097	$54,097	$—
Short-term investments:
Commercial paper	799	—	799
United States government agency	8,762	—	8,762
Corporate securities	1,746	—	1,746

Total	$65,404	$54,097	$11,307

Liabilities:	$—	$—	$—

The Company’s financial assets and liabilities are valued using market prices on both active markets (Level 1) and less active markets (Level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from readily-available pricing sources for comparable instruments. As of December 31, 2010, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (Level 3).

For the years ended December 31, 2010 and 2009, the Company did not have any significant transfers of investments between Level 1 and Level 2.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Transactions

The U.S. dollar is the functional currency for the Company’s foreign operations. In consolidation, monetary assets and liabilities denominated in non-U.S. currencies, such as cash and payables, have been remeasured to the U.S. dollar using the current exchange rate. Non-monetary assets and liabilities and capital accounts denominated in non-U.S. currencies have been remeasured to the U.S. dollar using the historical exchange rate. Expense items relating to monetary assets denominated in non-U.S. currencies have been remeasured to the U.S. dollar using the average exchange rate for the period. Gains and losses from intercompany transactions and balances for which settlement is not planned or anticipated in the foreseeable future are accumulated as a separate component of stockholders’ equity. All other gains and losses resulting from foreign currency translation and transactions denominated in currencies other than the U.S. dollar are included in operations and have been immaterial for all periods presented.

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gains and losses on its available-for-sale securities and gains and losses resulting from foreign exchange translations represent the only components of comprehensive income (loss) excluded from the reported net income (loss) and are displayed in the statements of stockholders’ equity.

The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	December 31,
	2010	2009
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	$—	$—
Unrealized gain (loss) on investments	(1)	15

Total	$(1)	$15

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include convertible preferred stock, warrants to purchase convertible preferred stock, stock options to purchase common stock, unvested restricted stock units and shares to be purchased in connection with the Company’s employee stock purchase plan.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been anitdilutive:

	Year Ended December 31,
	2010	2009	2008
Convertible preferred stock	—	3,000,000	3,000,000
Stock options to purchase common stock	1,228,187	1,010,561	3,008,917
Unvested restricted stock units	204,800	—	—
Warrant to purchase convertible preferred stock	—	—	900,000
Shares issuable under the employee stock purchase plan	30,012	46,113	128,589

In 2010, 2009 and 2008, basic and diluted net loss per share is the same due to the Company’s loss from continuing operations.

Advertising Costs

The Company expenses all advertising costs as incurred and the amounts were not material for any of the periods presented.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued new standards for fair value measurement and disclosures. These new standards require disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. These standards were required to be adopted in the first quarter of 2010. The Company adopted these standards which did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued new standards which amend the subsequent event disclosure requirements for public company filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. These standards were effective upon issuance and did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued new standards which amend the receivable disclosure requirements, including the credit quality of financing receivables and the allowance for credit losses. These standards require additional disclosures that will facilitate financial statement user’s evaluation of the nature of credit risk inherent in financing receivables, how that risk is analyzed in arriving at the allowance for credit losses, and the reason for any changes in the allowance for credit losses. These new standards are required to be adopted for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted these standards which did not have a material impact on the Company’s consolidated financial statements.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INVENTORIES

Inventories comprised the following at December 31 (in thousands):

	2010	2009
Raw materials	$3,221	$4,046
Work in process	149	292
Finished goods	349	541

Total	$3,719	$4,879

During 2010 and 2009, the Company recorded $1.8 million and $878,000, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

NOTE 4—NOTE RECEIVABLE

During the third quarter of 2008, the Company was issued a note receivable by one of its customers, Allgon Microwave Corporation AB (“Allgon”), which previously failed to meet the terms of its account payable to the Company. The note was in the principal amount of $545,000, with payments of $25,000 due on a weekly basis. The note was to be paid in full by the end of the first quarter of 2009.

During the third and fourth quarters of 2008, Allgon made the first five payments under the note. However, during the fourth quarter of 2008, Allgon went in default on the note and filed for bankruptcy protection. At the time of default, the note receivable balance was $420,000. Based on Allgon’s bankruptcy liquidation and the related estimates of payments to Allgon’s creditors, the Company reserved 100% or $420,000 of the remaining balance of the note receivable.

Subsequent to Allgon’s default on the note receivable, the Company filed a complaint alleging that Allgon’s parent company, Advantech Advanced Microwave Technologies Inc. of Montreal, Canada (“Advantech”), had breached its contractual obligations with the Company and owes the Company $994,500, including the note receivable, purchased inventory and authorized and accepted purchase orders resulting in shippable finished goods. See additional discussion at Note 10, Commitments and Contingencies.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31 (in thousands):

	2010	2009
Machinery and equipment	$9,276	$8,135
Software	1,065	1,064
Leasehold improvements	605	605

	10,946	9,804
Less accumulated depreciation	(8,898)	(8,008)

Property and equipment, net	$2,048	$1,796

During the first quarter of 2009, the Company occupied a lease in Salem, New Hampshire. For this property, the Company capitalized $99,000 of leasehold improvements that will be depreciated over the remaining life of the lease ending in 2013.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the third quarter of 2006, the Company moved its corporate headquarters to San Jose, California. For this property, the Company capitalized $496,000 of leasehold improvements that will be depreciated over the remaining life of the lease ending in 2011.

During the second quarter of 2004, the Company finalized the sale of its land and buildings located in Diamond Springs, California. The Company received $4.3 million for the land and buildings, net of related closing costs and legal fees. The net book value of the property on the date of sale was $3.5 million. At the time of the closing, the Company entered into a five-year operating lease with the new owner for one of the buildings. As a result of the sale-leaseback transaction, the Company recognized a gain of $770,000 on a straight-line basis over the term of the lease, which expired in June 2009. Deferred gain recognized on the sale-leaseback was approximately $76,000 and $154,000 for the years ended December 31, 2009 and 2008, respectively, and is included in interest and other income, net in the consolidated statements of operations. There was no such deferred gain in 2010.

At December 31, 2010, the Company had $36,000 of capital leased equipment with an accumulated depreciation of $34,000, which is included in machinery and equipment. At December 31, 2009, the Company had $36,000 of capital leased equipment with an accumulated depreciation of $25,000, which is included in machinery and equipment.

NOTE 6—SEGMENT DISCLOSURES

The Company operates in a single business segment. Although the Company sells to customers in various geographic regions throughout the world, the end users may be located elsewhere. The Company’s total revenues by billing location for the years ended December 31 were as follows (in thousands):

	2010		2009		2008
United States	$4,015	24.0%	$605	3.1%	$1,064	2.7%
Finland	10	0.1%	9,997	51.3%	31,266	80.8%
Germany	8,451	50.6%	3,567	18.3%	—	0.0%
Hungary	855	5.1%	1,595	8.2%	1,223	3.2%
Slovakia	2,908	17.4%	3,478	17.8%	3,288	8.5%
Rest of the world	477	2.8%	260	1.3%	1,845	4.8%

Total	$16,716	100.0%	$19,502	100.0%	$38,686	100.0%

For the year ended December 31, 2010, revenues from three customers each accounted for greater than 10% of total revenues and combined they accounted for 93% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 52% of the Company’s total revenues. For the year ended December 31, 2009, revenues from two customers each accounted for greater than 10% of total revenues and combined they accounted for 88% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 70% of the Company’s total revenues. For the year ended December 31, 2008, revenues from Nokia Siemens Networks accounted for 83% of total revenues and no other customer accounted for more than 10% of our total revenues. In addition, the Company has purchased significant inventory balances to support these customers.

At December 31, 2010, 45% and 55% of the Company’s net book value of its long-lived assets were located in the United States of America and Thailand, respectively. At December 31, 2009, 70% and 30% of the Company’s net book value of its long-lived assets were located in the United States of America and Thailand, respectively.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—STOCK-BASED COMPENSATION

Stock Option Exchange

2009 Exchange Offer

On August 11, 2009, the Company filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The tender offer related to an offer by the Company to certain optionholders to exchange some or all of their outstanding stock option grants to purchase shares of the Company’s common stock granted under the Company’s 2007 Equity Incentive Plan with an exercise price per share greater than $5.00 for new option grants at an exchange ratio of three old options for one new option. The exchange offer was made to employees and directors of the Company who, as of the date the exchange offer commenced, were actively employed and held 1,570,938 eligible options. The exchange offer expired on September 9, 2009. 1,559,113 options participated in the exchange offer and were exchanged for 519,624 new options. The new options primarily have a two-year vesting period. All new options have an exercise price of $2.53 per share, the closing price of the Company’s common stock on September 10, 2009.

The exchange of original options for new options was treated as a modification of the original options. As such, the Company will continue to incur compensation cost for the incremental difference between the fair value of the new options and the fair value of the original options immediately before modification, reflecting the current facts and circumstances on the modification date, over the expected term of the new options. Since the incremental difference between the fair value of the new options and the fair value of the original options immediately before modification was immaterial, the $661,000 value of the options is primarily due to the carry-forward value of the old options into the new options.

2008 Exchange Offer

On January 4, 2008, the Company filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The tender offer related to an offer by the Company to certain optionholders to exchange some or all of their outstanding stock option grants under the Company’s 2007 Equity Incentive Plan with an exercise price per share greater than or equal to $21.47 for new option grants. The exchange offer was made to employees and directors of the Company who, as of the date the exchange offer commenced, were actively employed by or otherwise providing services to the Company and held eligible option grants. The exchange offer expired on February 6, 2008. A total of 331,950 stock options were eligible to participate in the exchange offer and a total of 327,921 options were exchanged. The exercise price of the new option grants was $6.59, the closing price of the Company’s common stock on February 7, 2008.

The exchange of original options for new options was treated as a modification of the original options, As such, the Company will continue to incur compensation cost for the incremental difference between the fair value of the new options and the fair value of the original options immediately before modification, reflecting the current facts and circumstances on the modification date, over the expected term of the new options. The incremental value related to the Exchange Offer was $607,000 prior to forfeitures.

Stock Based Compensation

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of the Company’s stock compensation is accounted for as an equity instrument.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of recording stock-based compensation for the years ended December 31 was as follows (in thousands, except per share data):

	Year Ended December 31,
	2010	2009	2008
Stock-based compensation expense by type of award:
Employee stock options and restricted stock units	$511	$2,166	$3,434
Employee stock purchase plan	(130)	179	666
Amounts capitalized into inventory during the year	(6)	(46)	(65)
Amounts capitalized as inventory and expensed	11	41	60

Total stock-based compensation	386	2,340	4,095
Tax effect on stock-based compensation	—	—	—

Total stock-based compensation expense	$386	$2,340	$4,095

Impact on basic and diluted net income (loss) per share	$(0.04)	$(0.25)	$(0.44)

For the compensation cost in connection with the Company’s employee stock purchase plan for the year ended December 31, 2010, the Company recognized a benefit of $130,000 due to actual contributions being less than expected contributions for the offering period due to forfeitures.

During the year ended December 31, 2010, the Company granted options to purchase 387,900 shares of its common stock with an estimated total grant date fair value of $564,000. Of this amount, the Company estimated that the stock-based compensation for the awards not expected to vest was $94,000.

During the year ended December 31, 2010, the Company granted restricted stock units to purchase 218,000 shares of its common stock with an estimated total grant date fair value of $583,000. Of this amount, the Company estimated that the stock-based compensation for the awards not expected to vest was $65,000. The Company did not grant restricted stock units during the years ended December 31, 2009 and 2008.

During the year ended December 31, 2009, the Company granted options to purchase 1,082,924 shares of common stock, including 519,624 options granted as part of the 2009 exchange offer noted above. The 519,624 options granted as part of the 2009 exchange offer had an estimated total grant-date fair value of $661,000 or $1.27 per option. The remaining 563,300 options had an estimated total grant-date fair value of $596,000 or $1.06 per option. The total estimated grant-date fair value of all 1,082,924 options granted was $1.3 million. Of this amount, the Company estimated that the stock-based compensation expense of the awards not expected to vest was a total of $274,000.

During the three months ended June 30, 2009, the Company fully accelerated the vesting of 165,600 options in connection with the closing of the Microsemi transaction and certain restructuring activities. The Company recorded additional stock-based compensation expense of $66,000 relating to the incremental value of the fully vested modified awards.

During the three months ended December 31, 2009, the Company fully accelerated the vesting of 223,352 options in connection with certain restructuring activities. The Company recorded additional stock-based compensation expense of $164,000 relating to the incremental value of the fully vested modified awards.

During the year ended December 31, 2008, the Company granted options to purchase 1,025,821 shares of common stock, including 327,921 options granted as part of the 2008 exchange offer noted above. The 327,921 options granted as part of the 2008 exchange offer had an estimated total grant-date fair value of $607,000 or

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$1.85 per option. The remaining 697,900 options had an estimated total grant-date fair value of $2.2 million or $3.20 per option. The total estimated grant-date fair value of all 1,025,821 options granted was $2.8 million. Of this amount, the Company estimated that the stock-based compensation expense of the awards not expected to vest was a total of $810,000.

As of December 31, 2010, the unrecorded stock-based compensation balance related to all stock options was $392,000, net of estimated forfeitures, and will be recognized over an estimated weighted-average employee service period of 1.3 years. As of December 31, 2010, the unrecorded stock-based compensation balance related to all restricted stock units was $290,000, net of estimated forfeitures, and will be recognized over an estimated weighted-average employee service period of 1.1 years. As of December 31, 2010, the unrecorded deferred stock-based compensation balance related to the stock purchase plan was $97,000 and will be recognized over an estimated weighted average employee service period of 0.5 years.

Valuation Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the graded-vesting method with the following weighted-average assumptions:

	Year Ended December 31,
	2010	2009	2008
Stock Option Plans
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	69%	70%	70%
Risk free interest rate	0.51 - 2.43%	1.43 - 2.53%	1.80 – 3.39%
Expected life of options in years	4.6 years	4.1 years	3.6 years

The fair value of shares under the employee stock purchase plan is estimated using the Black-Scholes valuation model and the graded-vesting method with the following weighted average assumptions:

	Year Ended December 31,
	2010	2009	2008
Employee Stock Purchase Plan
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	51%	51%	51%
Risk free interest rate	0.18 – 1.06%	0.16 – 0.95%	1.61 – 4.74%
Expected life of options in years	1.2 years	1.2 years	1.1 - 1.2 years

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of the Company’s common stock over the period commensurate with the expected life of the options and other factors. The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded Treasury securities for terms equal to the expected term of the options. The expected term calculation is based on the Company’s observed historical option exercise behavior and post-vesting forfeitures of options by employees.

The weighted average grant date fair value for options granted during 2010, 2009, and 2008 was $1.45, $1.16, and $2.77, per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, 2008 was $55,000, $145,000, $7,000, respectively.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average grant date fair value of purchase rights granted under the employee stock purchase plan during the year was $0.72, $0.59, $1.17, for 2010, 2009, and 2008, respectively.

NOTE 8—STOCKHOLDERS’ EQUITY

Preferred Stock and Warrant Purchase Agreement

The Company had 5,000,000 shares of convertible preferred stock authorized as of December 31, 2010 and 2009.

In April 2006, the Company entered into a purchase agreement with Oak Investment Partners XI, Limited Partnership (“Oak”). Pursuant to the purchase agreement, Oak purchased 300,000 shares of the Company’s Series B preferred stock, par value $0.001 per share, for $150 per preferred share, or a total of $45.0 million. The preferred shares were convertible initially into 3,000,000 shares of common stock, for an effective purchase price of $15 per common share equivalent. The Company also issued Oak a warrant granting Oak the right to purchase an additional 90,000 shares of Series B preferred stock at an exercise price of $150 per share. The warrant expired on April 24, 2009. The Company received net proceeds of $43.1 million from the sale of the Series B preferred stock and the warrant after the payment of legal fees and other expenses, including commissions.

On January 21, 2010, the Company repurchased all 300,000 outstanding shares of its preferred stock held by Oak for $120 per share, or a total of $36.0 million in cash. The total cost of the repurchase was $36.2 million, which included fees and expenses. The 300,000 outstanding shares represented 3,000,000 shares of Endwave common stock on an as-converted basis. Such shares had entitled Oak to a liquidation preference equal to its original investment of $45.0 million before any proceeds from a liquidation or sale of the Company would have been paid to the holders of Endwave’s common stock. In connection with the share repurchase, Eric Stonestrom, Oak’s designee to Endwave’s board of directors, resigned from the board of directors.

Since the Company repurchased the preferred stock for official retirement, the excess of the stated value, $43.1 million, over the effective repurchase price of $36.2 million was credited to additional paid-in capital.

Common Stock

At December 31, 2010, the Company had reserved 4,574,072 shares of common stock for issuance in connection with its stock option plans, and 446,473 shares in connection with its employee stock purchase plan.

Employee Stock Purchase Plan

In October 2000, the Company established the Endwave Corporation Employee Stock Purchase Plan (“Purchase Plan”). All employees who work a minimum of 20 hours per week and are customarily employed by the Company (or an affiliate thereof) for at least five months per calendar year are eligible to participate. Employees may purchase shares of common stock through payroll deductions of up to 15% of their earnings with a limit of 3,000 shares per purchase period under the Purchase Plan. The price paid for the Company’s common stock purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Company’s common stock on the date of commencement of participation by an employee in an offering under the Purchase Plan or the date of purchase.

During 2010, there were 64,390 shares issued under the Purchase Plan at a weighted average price of $2.01 per share. During 2009, there were 141,235 shares issued under the Purchase Plan at a weighted average price of $2.25 per share. During 2008, there were 207,222 shares issued under the Purchase Plan at a weighted average price of $3.82 per share.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plans

The Company’s 2000 Stock Option Plan (the “2000 Plan”) was adopted in March 2000, amended in July 2000, and in July 2007 was succeeded by the 2007 Equity Incentive Plan. All shares reserved for issuance under the 2000 Plan were carried over into the 2007 Plan.

The Company’s 2007 Equity Incentive Plan (the “2007 Plan”) was adopted in July 2007 as the successor and continuation of the 2000 Plan and provides for the issuance of options to purchase common stock to directors, employees, and consultants. The 2007 Plan provides for annual reserve increases to the number of authorized shares beginning January 1, 2008 through January 1, 2012. Under the 2007 Plan, incentive stock options are granted under the plan at exercise prices not less than fair value and non-statutory stock options are granted at an exercise price not less than 85% of the fair value on the date of grant, as determined by the closing sales price of the Company’s common stock. Options granted under the 2007 Plan generally have a ten-year term. Options vest and become exercisable as specified in each individual’s option agreement, generally over a two to four year period. Subject to approval by the Company’s board of directors, options may be exercised early; however, in such event the unvested shares are subject to a repurchase option by the Company upon termination of the individual’s employment or services. As of December 31, 2010, the 2007 Plan provides for the issuance of up to 1,432,987 shares of common stock to directors, employees and consultants upon the exercise of options outstanding.

The Company’s 2000 Non-Employee Directors’ Stock Option Plan (“Director Plan”) was adopted in October 2000 and terminated in October 2010, such that no further options could be granted thereunder. No options remain outstanding in the 2000 Director Plan.

The Company granted restricted stock units to non-employee directors to purchase 30,000 shares of the Company’s common stock under the 2007 Plan for the year ended December 31, 2010.

The Company granted options to non-employee directors to purchase 117,143 and 60,000 shares of the Company’s common stock under the 2007 Plan for the years ended December 31, 2009 and 2008, respectively.

The Company’s equity incentive program is a broad-based, long-term retention program designed to align stockholder and employee interests. Upon exercise of stock options, the Company issues shares from the shares reserved under the Company’s stock option plans.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option activity under the equity incentive plans for the indicated periods:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2007	2,465,436	1.91
Options granted	1,025,821	6.44
Options exercised	(2,748)	1.90
Options cancelled	(479,592)	23.66

Outstanding at December 31, 2008	3,008,917	9.23

Options granted	1,082,924	2.21
Options exercised	(198,079)	1.67
Options cancelled	(2,883,201)	9.54

Outstanding at December 31, 2009	1,010,561	2.31
Options granted	387,900	2.61
Options exercised	(83,538)	2.06
Options cancelled	(86,736)	2.81

Outstanding at December 31, 2010	1,228,187	$2.39	6.88	$155

Options vested and exercisable and expected to be exercisable at December 31, 2010	1,172,967	$2.39	6.77	$151
Options vested and exercisable at December 31, 2010	681,146	$2.35	5.23	$110

The following table summarizes information concerning outstanding and exercisable options:

Options Outstanding at December 31, 2010				Options Vested and Exercisable At December 31, 2010
Range of Exercise Price	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Shares	Weighted- Average Exercise Price
$ 0.76 - $ 1.21	11,183	$1.13	2.00	11,183	$1.13
$ 1.81 - $ 1.81	271,026	$1.81	5.46	175,036	$1.81
$ 1.93 - $ 2.32	129,209	$2.19	7.39	42,602	$1.93
$ 2.40 - $ 2.40	43,000	$2.40	8.58	15,937	$2.40
$ 2.53 - $ 2.53	453,269	$2.53	6.15	342,825	$2.53
$ 2.55 - $ 2.55	30,300	$2.55	8.34	30,112	$2.55
$ 2.65 - $ 2.65	252,444	$2.65	9.04	48,480	$2.65
$ 2.92 - $13.23	37,756	$4.00	7.92	14,971	$5.10

	1,228,187	$2.39	6.88	681,146	$2.35

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the restricted stock unit activity for the indicated periods:

	Number of Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2009	—	$0.00
Awarded	218,000	2.67
Released	—	0.00
Forfeited	(13,200)	2.61

Outstanding at December 31, 2010	204,800	$2.68	0.68	$467

At December 31, 2010, the Company had 193,765 restricted stock units vested and expected to vest with a weighted average remaining contractual term of 0.67 years and an aggregate intrinsic value of $442,000.

At December 31, 2010, the Company had 4,574,072 options available for grant under its stock option plans. For the year ended December 31, 2010, 62 options expired.

At December 31, 2009 and 2008, options to purchase 439,125 and 1,585,385 shares of common stock were exercisable at weighted average exercise prices of $2.24 and $9.77 per share, respectively.

NOTE 9—RESTRUCTURING

During the first quarter of 2009, the Company undertook certain restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $1.2 million and all cash payments have been made. Of this amount, approximately $182,000 has been included in the discontinued operations line item on the consolidated statements of operations.

During the second quarter of 2009, the Company undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $243,000 and all cash payments have been made. Of this amount, approximately $39,000 has been included in the discontinued operations line item on the consolidated statements of operations.

During the fourth quarter of 2009, the Company undertook certain additional restructuring activities, including the departure of a senior executive, to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $1.2 million. The remaining restructuring liability of $665,000 at December 31, 2010 is expected to be substantially paid by the end of the third quarter of 2012.

During the third quarter of 2010, the Company undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with an employee termination. The net charge for these restructuring activities was $63,000 and all cash payments have been made.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in all of the Company’s restructuring liabilities discussed are summarized as follows (in thousands):

	2010	2009
	(In thousands)
Balance at January 1	$1,208	$—
Restructuring charge	63	2,705
Cash payments	(638)	(1,421)
Imputed interest	46	—
Restructuring charge adjustment	(14)	(76)

Balance at December 31	$665	$1,208

At December 31, 2010, $431,000 and $234,000 of accrued restructuring charges are included in current liabilities and long-term liabilities, respectively, on the consolidated balance sheet. At December 31, 2009, $570,000 and $638,000 of accrued restructuring charges are included in current liabilities and long-term liabilities, respectively, on the consolidated balance sheet. The restructuring liability related to a senior executive was recorded at its fair value based on an assumed interest rate of 5.0%, which represents the current market rate of interest at which the Company could borrow, due to the long-term nature of the liability.

The Company will recognize interest expense associated with amortizing the $77,000 discount on this liability over the 30 month term of the restructuring payout. During the year ended December 31, 2010, the Company recognized interest expense of $46,000. The amount related to 2009 was insignificant.

The Company’s restructuring estimates will be reviewed and revised quarterly and may result in an increase or decrease to restructuring charges. During the first quarter of 2010, the Company recorded a $14,000 positive adjustment as a result of lower benefit charges in connection with the first quarter 2009 restructuring plan than were originally anticipated.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office, manufacturing and design facilities in San Jose, California, Chiang Mai, Thailand, Salem, New Hampshire and Folsom, California under non-cancelable lease agreements, which expire in various periods through November 2013. Rent expense under the operating leases was approximately $675,000, $692,000 and $616,000 for the years ended December 31, 2010, 2009 and 2008 respectively.

Future annual minimum lease payments under non-cancelable operating leases with initial terms of one year or more as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,
2011	$443
2012	178
2013	117

Total	$738

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future annual minimum lease payments under non-cancelable capital leases as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,
2011	$2
Less amount representing interest	—

Present value of future minimum lease payments	2
Less current portion	2

Long-term portion	$—

The amounts due under capital leases are included in other current and long-term liabilities on the consolidated balance sheet.

Purchase Obligations

The Company has purchase obligations to certain suppliers. In some cases the products the Company purchases are unique and have provisions against cancellation of the order. At December 31, 2010, the Company had approximately $1.4 million of purchase obligations which are due within the following 12 months. This amount does not include contractual obligations recorded on the consolidated balance sheets as liabilities.

Contingencies

On October 31, 2008, the Company filed a complaint with the Canadian Superior Court in Montreal, Quebec alleging that Advantech, the parent company of Allgon Microwave Corporation AB, had breached its contractual obligations with Endwave and owes the Company $994,500 in a note receivable, purchased inventory and accepted purchase orders. The Company cannot predict the outcome of these proceedings. An adverse decision in these proceedings could harm the Company’s consolidated financial position and results of operations. Other than the complaint against Advantech, the Company is not currently a party to any material litigation.

NOTE 11—DISCONTINUED OPERATIONS

On April 30, 2009, the Company entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Microsemi, pursuant to which Microsemi purchased the Company’s Defense and Security RF module business including all of the outstanding capital stock of Endwave Defense Systems, Incorporated (“EDSI”). As consideration, Microsemi assumed certain liabilities associated exclusively with the Defense and Security RF module business, including the Company’s building lease in Folsom, California, and paid $28.0 million in cash. The Purchase Agreement contains representations and warranties as to the Defense and Security RF module business that survive for two years following the closing. In connection with the transaction, the Company entered into an indemnification agreement pursuant to which the Company agreed to indemnify Microsemi for environmental, product liability and intellectual property infringement claims related to the Company’s operation of the Defense and Security RF module business prior to the closing date, as well as for any other excluded liability, and Microsemi agreed to indemnify the Company for any claims related to the operation of the Defense and Security RF module business following the closing date and for any other assumed liability, subject in some cases to a customary deductible and limitation on maximum damages.

Concurrently with the closing of the acquisition, the Company entered into a transition services agreement and an employee transition services agreement with Microsemi pursuant to which the Company agreed to provide to Microsemi for a limited period of time certain transitional services, including accounting, human resources, information technology and product supply services.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company classified the results of the Defense and Security RF module business as a discontinued operation in the Company’s consolidated statements of operations for all periods presented. The results of operations for the Defense and Security RF module business classified as discontinued operations are as follows (in thousands):

	2009	2008
Revenues of discontinued operations	$5,313	$19,558

Loss from discontinued operations	(2,028)	(10,787)
Gain on sale of discontinued operations, net of tax	19,599	—

Net income (loss) from discontinued operations, net of tax	$17,571	$(10,787)

The $19.6 million gain on sale of discontinued operations, net of tax, included the following: $28.0 million of cash received from Microsemi offset by $647,000 of deal fees, $9.1 million of assets transferred to Microsemi and $1.3 million of liabilities assumed by Microsemi.

NOTE 12—INCOME TAXES

Consolidated loss before income tax expense (benefit) includes non-U.S. loss of approximately $904,000, $804,000 and $853,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company recorded a current tax benefit of $0, $105,000 and $66,000 for year ended December 31, 2010, 2009 and 2008, respectively.

	Years Ended December 31,
	2010	2009	2008
Current income tax expense (benefit):
Federal	$—	$(105)	$(57)
State	—	—	(9)

	—	(105)	(66)

Deferred income tax expense (benefit):
Federal	—	—	—
State	—	—	—

	$—	$(105)	$(66)

As of December 31, 2010, the Company had a federal net operating loss carryforward of approximately $205.6 million. The Company also had federal research and development tax credit carryforwards of approximately $2.2 million. These net operating loss and credit carryforwards are currently expiring and will continue to do so through 2030, if not utilized.

As of December 31, 2010, the Company had a state net operating loss carryforward of approximately $82.2 million. The net operating losses will begin expiring in 2012, if not utilized. The Company also has state research and development tax credit carryforwards and miscellaneous credit carryforwards of approximately $2.4 million. The credits will carryforward indefinitely, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities for federal and state income taxes are as follows at December 31 (in thousands):

	2010	2009
Deferred tax assets:
Net operating loss carryforwards	$67,593	$65,302
Net research credit	1,826	1,830
Other	6,437	7,422

Total deferred tax assets	75,856	74,554
Valuation allowance for deferred tax assets	(75,856)	(74,554)

Net deferred tax assets (liabilities)	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been offset by a valuation allowance. The valuation allowance increased by $1.3 million during 2010, decreased by $7.9 million during 2009 and increased by $3.9 million during 2008, respectively.

The Company is tracking the portion of its deferred tax assets attributable to stock option benefits in a separate memo account. Therefore, these amounts are no longer included in our gross or net deferred tax assets. The benefit of these stock options will only be recorded to equity when they reduce cash taxes payable. As of December 31, 2010, the Company had federal and state net operating loss carryforwards being accounted for in this memo account of $22.4 million.

The Company’s income tax expense (benefit) differed from the amount computed by applying the statutory U.S. federal income tax rate to the loss before income taxes as follows (in thousands):

	2010	2009	2008
	(In thousands)
Expense (benefit) from income taxes at statutory rate	$(2,834)	$2,394	$(5,186)
State taxes	—	—	(9)
Losses for which no benefit is taken	2,920	1,380	3,757
Non-deductible stock compensation	—	68	295
Sale of discontinued operation	—	(3,646)	—
Goodwill impairment	—	—	1,045
Other	(86)	(301)	32

Total	$—	$(105)	$(66)

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate changes in the balance of gross unrecognized tax benefits during the year were as follows (in thousands):

Total
(In thousands)
Balance at December 31, 2007	$2,617
Increases related to current year tax positions	54
Increases related to prior year tax positions	37
Decreases related to prior year tax positions	—

Balance at December 31, 2008	2,708
Increases related to current year tax positions	95
Increases related to prior year tax positions	34
Decreases related to prior year tax positions	(330)

Balance at December 31, 2009	2,507
Increases related to current year tax positions	64
Increases related to prior year tax positions	17
Decreases related to prior year tax positions	(67)

Balance at December 31, 2010	$2,521

If the ending balance of $2.5 million of unrecognized tax benefits at December 31, 2010 were recognized, approximately $124,000 would affect the effective income tax rate. In accordance with the Company’s accounting policy, it recognizes interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the Company had no accrued interest and/or penalties. The Company does not anticipate a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business.

The Company files U.S. federal and state income tax returns. Tax years 1994 through 2010 remain subject to examination by the appropriate government agencies due to tax loss carryovers from those years.

NOTE 13—401(K) PLAN

Substantially all U.S. regular employees of the Company meeting certain service requirements are eligible to participate in the Company’s 401(k) employee retirement plan. Employee contributions are limited to the maximum amount allowed under the Internal Revenue Code. The Company may match contributions based upon a percentage of employee contributions up to a maximum of 4% of employee compensation. Company contributions under these plans were $0, $71,000 and $281,000 for 2010, 2009 and 2008, respectively. During 2009, the Company suspended its match of contributions.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2010:
Total revenues	$4,834	$3,753	$4,058	$4,071
Cost of product revenues	3,391	4,036	3,169	3,406
Net loss (1)	(1,283)	(2,814)	(1,999)	(1,996)
Basic and diluted net loss per share (1)	$(0.13)	$(0.29)	$(0.20)	$(0.20)

2009:
Total revenues	$7,242	$5,580	$3,126	$3,554
Cost of product revenues	4,819	4,237	2,369	3,366
Loss from continuing operations (2)	(2,593)	(1,957)	(2,634)	(3,442)
Income (loss) from discontinued operations	(1,067)	18,597	41	—
Net income (loss) (2)	(3,660)	16,640	(2,593)	(3,442)
Basic and diluted net income (loss) per share (2)	$(0.39)	$1.76	$(0.27)	$(0.36)

(1)	During the first and second quarters of 2010, the Company incurred $300,000 and $1.5 million, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.
(2)	During the fourth quarter of 2009, the Company incurred $878,000 of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

NOTE 15—SUBSEQUENT EVENTS

Proposed Merger with GigOptix

On February 4, 2011, Endwave entered into an Agreement and Plan of Merger with GigOptix and Aerie Acquisition Corporation, a wholly-owned subsidiary of GigOptix, pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the separate corporate existence of Merger Subsidiary shall cease and Endwave will be the surviving corporation of the merger and a wholly-owned subsidiary of GigOptix. This agreement is referred to as the Merger Agreement and the proposed merger contemplated by the Merger Agreement as the Merger.

Upon the consummation of the Merger, (i) the outstanding shares of Endwave common stock will be converted into the right to receive an aggregate number of shares of GigOptix common stock equal to the product of (.425/.575) and the number of shares of GigOptix common stock outstanding immediately prior to consummation of the Merger, less 42.5% of the shares described in clause (ii) of this sentence and (ii) in-the-money options to acquire Endwave common stock outstanding immediately prior to the consummation of the Merger will be converted into that number of shares of GigOptix common stock determined by dividing the spread value of such options at closing by the closing price of GigOptix’s common stock on the trading day prior to closing, such that following the Merger, the pre-Merger holders of common stock and restricted stock units will own that number of shares equal to 42.5% of the outstanding stock of the combined company, less 42.5% of the shares issued in respect of Endwave stock options.

The Merger Agreement includes customary representations, warranties and covenants of Endwave and GigOptix. Endwave has agreed to conduct its operations and the operations of its subsidiaries according to its ordinary and usual course of business consistent with past practice until the effective time of the Merger. The

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Merger Agreement contains customary “no-solicitation” covenants pursuant to which neither Endwave nor GigOptix is permitted to solicit any alternative acquisition proposals, provide any information to any person in connection with any alternative acquisition proposal, participate in any discussions or negotiations relating to any alternative acquisition proposal, approve, endorse or recommend any alternative acquisition proposal, or enter into any agreement relating to any alternative acquisition proposal. The “no-solicitation” provision is subject to certain exceptions that permit the Board of Directors of each of Endwave and GigOptix, as the case may be, to comply with their respective fiduciary duties, which, under certain circumstances, would enable Endwave or GigOptix, as the case may be, to provide information to, and engage in discussions or negotiations with, third parties with respect to alternative acquisition proposals.

The Merger Agreement contains certain termination rights for both Endwave and GigOptix and further provides that, upon termination of the Merger Agreement under certain circumstances, Endwave may be obligated to pay GigOptix a termination fee of $1,000,000 plus certain reasonable documented expenses of GigOptix.

The Merger which is subject to regulatory approvals as well as approvals by the stockholders of Endwave is not expected to close before the second quarter of 2011.

2011 Restructuring

During the first quarter of 2011, the Company will undertake certain restructuring activities to reduce expenses. The Company announced its plan to terminate the employment of a total of 14 employees and is closing its facilities in Salem, New Hampshire and Folsom, California in order to reduce the Company’s cost structure. These terminations will affect all areas of the Company’s operations. The components of the expected restructuring charge include facilities, severance, benefits, payroll taxes, acceleration of certain stock awards for the affected personnel, and other costs associated with these activities. The Company is expected to incur cash charges of approximately $700,000 and the payments are expected to be substantially completed by the end of the second quarter of 2011.

ENDWAVE CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts:

	Balance at Beginning of Period	Additions (Reductions) Charged to Costs and Expense	Deductions and Write-offs	Balance Transferred Due to Sale of the Business	Balances at End of Period
	(In thousands)
Year ended December 31, 2010	$19	$(1)	$—	$—	$18

Year ended December 31, 2009	$64	$(27)	$—	$(18)	$19

Year ended December 31, 2008	$67	$(3)	$—	$—	$64

ANNEX A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 4, 2011 (the “Agreement Date”) by and among GigOptix, Inc., a Delaware corporation (“GigOptix”), Aerie Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of GigOptix (“Merger Sub”), and Endwave Corporation, a Delaware corporation (“Endwave”), with respect to the following facts:

A. The respective boards of directors of GigOptix, Merger Sub and Endwave have approved and declared advisable the merger of Merger Sub with and into Endwave (the “Merger”), upon the terms and subject to the conditions set forth herein, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders.

B. Pursuant to the Merger, among other things, the outstanding shares of Endwave Common Stock, $0.001 par value (“Endwave Common Stock”), will be converted into the right to receive shares of GigOptix Common Stock, $0.001 par value (“GigOptix Common Stock”), at the rate set forth herein.

C. For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. At the Effective Time (as defined in Section 1.02) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), (i) Merger Sub shall be merged with and into Endwave, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) Endwave shall be the surviving corporation. Endwave, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.02 Closing; Effective Time. The closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at 8:00 a.m., local time, on a date to be agreed by the parties but not before May 1, 2011, which if not so agreed shall be the third business day after satisfaction or waiver of the conditions set forth in Articles VI and VII (other than those that by their nature are satisfied at the Closing) (the “Closing Date”). The Closing shall take place at the offices of Nixon Peabody LLP, Two Palo Alto Square, 3000 El Camino Real, Suite 250, Palo Alto, CA 94306, or at such other location as the parties hereto shall mutually agree. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger substantially in the form of Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the “Effective Time”).

Section 1.03 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Endwave and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Endwave and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.04 Certificate of Incorporation; Bylaws.

(a) From and after the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended as reasonably directed by GigOptix, which amendment shall be set forth in the Certificate of Merger.

(b) From and after the Effective Time the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

Section 1.05 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall serve as the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

Section 1.06 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below. All other terms shall have the definitions set forth elsewhere in this Agreement.

(a) “Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

(b) “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Federal Trade Commission Act, as amended, and all other federal, state and international statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

(c) “Applicable Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments and decrees applicable to the assets, properties and business (and any regulations promulgated thereunder) of the applicable company or entity.

(d) “Books and Records” means (i) all product, business and marketing plans, sales and promotional literature and artwork relating to the assets of (A) Endwave or the Endwave Business or (B) GigOptix or the GigOptix Business, as the case may be, (ii) all books, records, lists, ledgers, financial data, files, reports, Returns and related work papers and letters from accountants, budgets, pricing guidelines, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, product and design manuals, plans, drawings, technical manuals, computer files and programs (including data processing files and records), retrieval programs, operating data and plans, environmental studies and plans, and operating records of every kind relating to the assets of (A) Endwave or the Endwave Business or (B) GigOptix or the GigOptix Business, as the case may be (including records and lists of customers, distributors, suppliers and personnel) and (iii) all telephone and fax numbers used in the Endwave Business or the GigOptix Business, as the case may be, and in each case whether maintained as hard copy or stored in computer memory, in each of (i)-(iii) to the extent owned or possessed by Endwave or its Subsidiaries or GigOptix and its Subsidiaries, as the case may be.

(e) “Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

(f) “Documentation” means, collectively, programmers’ notes or logs, source code annotations, user guides, manuals, instructions, software architecture designs, layouts, any know-how, and any other designs, plans, drawings, documentation, materials, supplier lists, software source code and object code, net lists, photographs, development tools, blueprints, media, memoranda and records that are primarily related to or otherwise necessary for the use and exploitation of any products or any products in development of Endwave or GigOptix, as the case may be, whether in tangible or electronic form, whether owned by Endwave or GigOptix, as the case may be, or held by Endwave or GigOptix, as the case may be, under any licenses or sublicenses (or similar grants of rights).

(g) “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For purposes of clarification only, an inability to sell a security without registering such security for sale under the Securities Act or other federal securities laws shall not represent an Encumbrance.

(h) “Endwave Balance Sheet” means Endwave’s unaudited balance sheet as of the Endwave Balance Sheet Date.

(i) “Endwave Balance Sheet Date” means December 31, 2010.

(j) “Endwave Certificate” means a certificate that immediately prior to the Effective Time represented shares of Endwave Common Stock.

(k) “Endwave Option Plan” means the 2007 Equity Incentive Plan of Endwave, as amended from time to time.

(l) “Endwave Options” means options to purchase shares of Endwave Common Stock issued pursuant to an Endwave Option Plan.

(m) “Endwave Restricted Units” means restricted stock units of Endwave Common Stock issued pursuant to an Endwave Option Plan or otherwise.

(n) “Endwave Stock Awards” means the Endwave Options and the Endwave Restricted Units.

(o) “Endwave Stock Purchase Plan” means the 2000 Employee Stock Purchase Plan of Endwave, as amended from time to time.

(p) “Endwave Stockholders” means the holders of shares of Endwave Common Stock immediately prior to the Effective Time (including holders of shares of Endwave Common Stock issued prior to the Effective Time upon exercise of Endwave Options or Endwave Restricted Units).

(q) “Environmental Law” means any federal, state or local statute, law, regulation or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

(r) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(s) “ERISA Affiliate” means any entity which is a member of (a) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (b) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (c) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(u) “GAAP” means United States generally accepted accounting principles.

(v) “GigOptix Balance Sheet” means GigOptix’s unaudited balance sheet as of the GigOptix Balance Sheet Date.

(w) “GigOptix Balance Sheet Date” means December 31, 2010.

(x) “GigOptix Option Plans” means, collectively, the Lumera Corporation 2000 Equity Incentive Plan, the Lumera Corporation 2004 Stock Option Plan, the GigOptix LLC Equity Incentive Plan and the GigOptix, Inc. 2008 Equity Incentive Plan, each as amended from time to time.

(y) “GigOptix Options” means options to purchase shares of GigOptix Common Stock issued pursuant to the GigOptix Option Plans or otherwise.

(z) “GigOptix Warrants” means warrants to purchase shares of GigOptix Common Stock.

(aa) “Governmental Grant” means any grant, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of any bi- or multi-national grant programs for research and development, the European Union or any other Governmental Authority.

(bb) “Holder” means a Person who is a holder of record of Endwave Common Stock as of immediately prior to the Effective Time.

(cc) “Intellectual Property” means, collectively, all worldwide industrial and intellectual property rights, including (a) patents, patent applications, patent rights, (b) trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, together with all common law rights and goodwill related to the foregoing, (c) Internet domain names, Internet and World Wide Web URLs or addresses, (d) copyrights, copyright registrations and applications therefor, mask work rights, mask work registrations and applications therefor, moral rights, and other rights of authorship or exploitation, (e) franchises and licenses, (f) inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, technology, algorithms, net lists, architectures, structures, screen displays, photographs, images, layouts, development tools, designs, blueprints, specifications, technical drawings (or similar information in electronic format), (g) software source code and object code, and (h) all documentation and media constituting, describing or relating to the foregoing, including manuals, programmers’ notes, memoranda and records.

(dd) “knowledge” means the knowledge of a particular fact, circumstance, event or other matter in question of the executive officers of an entity (collectively, the “Entity Representatives”). Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such Entity Representative has actual knowledge of the fact, circumstance or event.

(ee) “Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

(ff) “Material Adverse Change” and “Material Adverse Effect” when used in connection with an entity means any change, event, circumstance, condition or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse in relation to the condition (financial or otherwise), capitalization, properties, products, assets (including intangible assets), Intellectual Property, liabilities, business, operations, or results of operations of such entity and its Subsidiaries, taken as a whole, except to the extent that any such change, event, condition or effect directly results from (a) the direct effect of actions by Endwave or GigOptix taken at the direction or request of the other party or prohibited from being taken pursuant to this Agreement, (b) changes affecting any of the industries in which such entity operates generally or the United States or worldwide economy generally (which changes in each case do not disproportionately affect such entity in any material respect), (c) the loss, diminution or disruption of the Endwave and/or GigOptix’s existing or prospective customers, suppliers or employees arising from, or reasonably attributable to, the announcement and the pendency of the Merger and the related transactions, or (d) any changes in general economic, market or political conditions (including any changes relating to or arising out of war, actors of terrorism or pandemic).

(gg) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.

(hh) “Merger Expenses” means all out-of-pocket costs and expenses incurred or payable by Endwave in connection with the Merger and this Agreement and the transactions contemplated hereby (including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants).

(ii) “Permitted Encumbrances” means (a) statutory liens for taxes that are not yet due and payable; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (e) any minor imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not impair the value of the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Business.

(jj) “Person” means any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

(kk) “Proxy Statement” shall mean the proxy statement included in the Registration Statement and to be sent to the Endwave Stockholders in connection with the Endwave Special Meeting.

(ll) “Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by GigOptix in connection with the issuance of GigOptix Common Stock in the Merger and pursuant to Section 2.02, as said registration statement may be amended prior to the time it is declared effective by the SEC.

(mm) “Returns” shall mean any report, return, document, declaration (including declaration of estimated Tax), claim for refund, foreign bank account report, or any other information or filing required to be supplied to any taxing authority or jurisdiction (domestic or foreign) in respect of Taxes, including any schedules or attachments thereto and any amendments thereof.

(nn) “SEC” means the Securities and Exchange Commission.

(oo) “Securities Act” means the Securities Act of 1933, as amended.

(pp) “Stock Merger Consideration” means that number of shares of GigOptix Common Stock equal to the difference of (i) the Total Merger Consideration, less (ii) the product of (A) 0.425, multiplied by (B) the Endwave Option Shares.

(qq) “Subsidiary” means, with regard to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (A) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, entity or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise) or (B) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company.

(rr) “Tax” (and, with correlative meaning, “Taxes”) means (a) any and all federal, state, local municipal or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, value added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being or ceasing to be a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period including pursuant to Treasury Regulations Section 1.1502-6 or analogous provision of state, local or foreign law, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person by Contract, law or otherwise or as a result of any express or implied obligation to indemnify any other Person.

(ss) “Total Merger Consideration” means that number of shares of GigOptix Common Stock equal to the number of shares of GigOptix Common Stock outstanding immediately prior to the Effective Time, multiplied by (0.425/0.575) rounded up to the nearest whole share, such that immediately following the Effective Time the Total Merger Consideration represents 42.5% of the outstanding GigOptix Common Stock. For the sake of example, based on the number of shares of GigOptix Common Stock which are issued and outstanding as of the Agreement Date as set forth in Section 4.04(a), the Total Merger Consideration would be 9,024,978 shares of GigOptix Common Stock.

ARTICLE II

CONVERSION OF SHARES

Section 2.01 Conversion of Stock. Pursuant to the Merger, and without any action on the part of the holders of any outstanding shares of capital stock or securities of Endwave or Merger Sub:

(a) As of the Effective Time, each share of Endwave Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Endwave Common Stock to be cancelled pursuant to Section 2.01(c) and any Dissenting Shares (as defined, and to the extent provided in Section 2.07)) (the “Converting Endwave Common Stock”) shall be automatically converted into such number of fully paid and nonassessable shares of GigOptix Common Stock equal to the Stock Merger Consideration divided by the sum of (i) the aggregate number of shares of Converting Endwave Common Stock and (ii) the aggregate number of shares of Endwave Common Stock issuable upon settlement of each Endwave Restricted Unit that is outstanding as of immediately prior to the Effective Time, whether or not vested (the “Conversion Ratio”). The shares of GigOptix Common Stock into which the Converting Endwave Common Stock are converted pursuant to this Section 2.01(a) shall constitute the “Merger Consideration”.

(b) As of the Effective Time, each holder of record of Converting Endwave Common Stock shall cease to have any rights with respect thereto, except the right to receive (i) a certificate (or, at the Holder’s request, direct registration) representing the number of whole shares of GigOptix Common Stock into which such shares have been converted, and (ii) cash in lieu of fractional shares of GigOptix Common Stock in accordance with Section 2.01(f), without interest.

(c) As of the Effective Time, each share of Endwave Common Stock held of record immediately prior to the Effective Time by Endwave, Merger Sub, GigOptix or any Subsidiary of GigOptix shall be cancelled and extinguished without any conversion thereof.

(d) As of the Effective Time, each share of Common Stock, $0.001 par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled, extinguished and automatically converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value, of the Surviving Corporation. Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of Common Stock, $0.001, of the Surviving Corporation.

(e) In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Endwave Common Stock or GigOptix Common Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(f) No fraction of a share of GigOptix Common Stock will be issued by virtue of the Merger. Instead, each Holder who would otherwise be entitled to a fraction of a share of GigOptix Common Stock (after aggregating all fractional shares of GigOptix Common Stock to be received by such holder) shall receive from GigOptix an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the GigOptix Closing Value. For the purposes of this Agreement, “GigOptix Closing Value” shall mean the closing price per share of GigOptix Common Stock as reported on the OTC Bulletin Board on the trading day immediately preceding the Effective Time.

Section 2.02 Endwave Options and Restricted Stock Units. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Endwave Option that is outstanding and unexercised as of immediately prior to the Effective Time shall terminate and cease to represent a right to acquire Endwave Common Stock, and the holder thereof shall be entitled to receive therefor that number of shares of GigOptix Common Stock equal to (a) the product of (i) the difference between the closing price of Endwave’s Common Stock as reported on Nasdaq on the trading day immediately prior to the Effective Time and the per-share exercise price of such Endwave Option and (ii) the number of whole shares of Endwave Common Stock (with any fractional shares being settled in cash as provided in Section 2.01(f)) that were issuable upon exercise of Endwave Option, whether or not vested, divided by (b) the GigOptix Closing Value. The aggregate number of shares of GigOptix Common Stock to be issued pursuant to the prior sentence to the holders of the terminated Endwave Options shall be referred to herein as the “Endwave Option Shares”. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Endwave Restricted Unit that is outstanding as of immediately prior to the Effective Time shall terminate and cease to represent a right to acquire Endwave Common Stock, and the holder thereof shall be entitled to receive that number of shares of GigOptix Common Stock equal to (a) the product of (i) the number of shares of Endwave Common Stock issuable upon settlement of such Endwave Restricted Unit, whether or not vested, and (ii) the Conversion Ratio. All such shares of GigOptix Common Stock issuable pursuant to this Section 2.02 (i) shall be subject to applicable withholding for federal, state and other taxes, such withholding to be satisfied by reducing the number of shares of GigOptix Common Stock (and cash in respect of fractional shares) otherwise issuable and (ii) shall not serve as an offset to or otherwise reduce the severance benefits to which a holder of Endwave Options or Endwave Restricted Units may otherwise be entitled. Endwave shall provide GigOptix all information (other than share price information) needed to effectuate such withholding at least three business days prior to the Effective Time. Endwave shall take all action necessary to terminate the Endwave Option Plans as of immediately prior to the Effective Time.

Section 2.03 Endwave Stock Purchase Plan. By virtue of GigOptix not assuming outstanding rights of or substituting similar rights for participants under the Endwave Stock Purchase Plan, accumulated payroll deductions under the Endwave Stock Purchase Plan shall be used to purchase Endwave Common Stock immediately prior to the Effective Time. Endwave shall take all action necessary to terminate the Endwave Stock Purchase Plan as of the Effective Time.

Section 2.04 Exchange of Stock Certificates.

(a) At or prior to the Effective Time, GigOptix shall enter into an agreement with a bank or trust company selected by GigOptix and reasonably acceptable to Endwave to act as the exchange agent for the Merger (the “Exchange Agent”).

(b) At or prior to the Effective Time, GigOptix shall supply or cause to be supplied to or for the account of the Exchange Agent in trust for the benefit of the Holders of Endwave Common Stock, for exchange pursuant to this Section 2.04 (i) certificates (or, at the Holder’s request, direct registration) evidencing the shares of GigOptix Common Stock issuable pursuant to Section 2.01 to be exchanged for outstanding shares of Endwave Common Stock, and (ii) cash in an aggregate amount sufficient to make the payments in lieu of fractional shares provided for in Section 2.01(f).

(c) Promptly (and in no event more than five business days) after the Effective Time, GigOptix shall mail or shall cause to be mailed to each Holder a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Endwave Certificates shall pass, only upon proper delivery of the Endwave Certificates to the Exchange Agent) and instructions for surrender of the Endwave Certificates. Upon surrender to the Exchange Agent of an Endwave Certificate (if any), together with such letter of transmittal duly executed, the Holder shall be entitled to receive in exchange therefor (no later than five business days after the Exchange Agent’s receipt of the duly executed letter of transmittal and, if applicable, Endwave Certificate): (i) certificates evidencing that number of shares of GigOptix Common Stock issuable to such Holder in accordance with this Article II; (ii) any dividends or other distributions that such Holder has the right to receive pursuant to Section 2.04(d); and (iii) cash in respect of fractional shares as provided in Section 2.01(f), and such Endwave Certificate so surrendered shall forthwith be cancelled. No certificate representing shares of GigOptix Common Stock will be issued to a Person who is not the registered owner of a surrendered Endwave Certificate unless (i) the Endwave Certificate so surrendered has been properly endorsed or otherwise is in proper form for transfer, and (ii) such Person shall either (A) pay any transfer or other tax required by reason of such issuance or (B) establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.04, from and after the Effective Time, each Endwave Certificate (except an Endwave Certificate representing Dissenting Shares) shall be deemed to represent, for all purposes other than payment of dividends, the right to receive a certificate representing the number of full shares of GigOptix Common Stock as determined in accordance with this Article II and cash in lieu of fractional shares as provided in Section 2.01(f).

(d) No dividend or other distribution shall be paid or declared with respect to GigOptix Common Stock prior to the Effective Time. No dividend or other distribution declared with respect to GigOptix Common Stock with a record date after the Effective Time will be paid to Holders of unsurrendered Endwave Certificates until such Holders surrender their Endwave Certificates. Upon the surrender of such Endwave Certificates, there shall be paid to such Holders, promptly after such surrender, the amount of dividends or other distributions, excluding interest, declared with a record date after the Effective Time and not paid because of the failure to surrender Endwave Certificates for exchange.

(e) Notwithstanding anything to the contrary in this Agreement, neither the Exchange Agent, GigOptix, the Surviving Corporation nor any party hereto shall be liable to any Holder for shares of GigOptix Common Stock or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.05 Lost, Stolen or Destroyed Certificates. In the event that any Endwave Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in respect of such lost, stolen or destroyed Endwave Certificates, upon the making of an affidavit of that fact by the Holder thereof, certificates representing the shares of GigOptix Common Stock as may be required pursuant to Section 2.01 and cash in lieu of fractional shares, if any, as may be required pursuant to Section 2.01(f) and any dividends or distributions payable pursuant to Section 2.04(d); provided, however, that GigOptix may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Endwave Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against GigOptix or the Exchange Agent with respect to the Endwave Certificates alleged to have been lost, stolen or destroyed.

Section 2.06 Tax Consequences. For United States federal income tax purposes, it is intended by the parties hereto that this Agreement is a “plan of reorganization” and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 2.07 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary other than Section 2.07(b), any shares of Endwave Common Stock held by an Endwave Stockholder who has demanded and perfected appraisal rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (“Dissenting Shares”), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 2.01, but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under the laws of the State of Delaware. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation.

(b) Notwithstanding the provisions of Section 2.01(a), if any Endwave Stockholder who demands appraisal of such shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such Endwave Stockholder’s shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.01(a), without interest thereon, upon surrender of the certificate representing such shares pursuant to Section 2.04.

(c) Endwave shall give GigOptix (i) prompt notice of any written demands for appraisal of any shares of Endwave Common Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by Endwave which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under Delaware Law. Endwave shall not, except with the prior written consent of GigOptix, voluntarily make any payment with respect to any demands for appraisal of Endwave Common Stock or offer to settle or settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ENDWAVE

Except as set forth in the exceptions set forth in a numbered or lettered section of the disclosure statement provided by Endwave to GigOptix on the date hereof (the “Endwave Disclosure Schedule”) or as disclosed in any Endwave SEC Report and only as and to the extent disclosed therein (other than disclosures in the “Risk Factors” sections of any such reports or other cautionary or forward-looking disclosure contained therein), Endwave represents and warrants to GigOptix and Merger Sub that the statements contained in this Article III are true and correct on and as of the date hereof and shall be true and correct at all times until the Closing Date:

Section 3.01 Organization and Good Standing.

(a) Organization. Endwave and each of its Subsidiaries (i) are corporations or other organizations duly organized, validly existing and in good standing under the laws of the State of Delaware or such other jurisdiction of each of their incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept); (ii) have the requisite power and authority to own, operate and lease its properties and to carry on the Endwave Business (as defined below); and (iii) are duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by each of them or the nature of each of their activities makes such qualification or licensing necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on Endwave; without limiting the foregoing, Endwave and each of its Subsidiaries are so qualified or licensed in each jurisdiction listed on Section 3.01 of the Endwave Disclosure Schedule.

(b) Charter Documents. Endwave has delivered or made available to GigOptix: (i) a true and correct copy of the Amended and Restated Certificate of Incorporation and bylaws of Endwave, each as amended to date (collectively, the “Endwave Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents, each as amended to date (collectively, “Endwave Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. Endwave is not in violation of any of the provisions of the Endwave Charter Documents and each Subsidiary is not in violation of its respective Endwave Subsidiary Charter Documents.

Section 3.02 Subsidiaries. Section 3.02 of the Endwave Disclosure Schedule sets forth each Subsidiary of Endwave as of the Agreement Date. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Endwave, a wholly-owned Subsidiary of Endwave, or Endwave and another wholly-owned Subsidiary of Endwave, free and clear of all material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than liens for taxes not yet due and payable, except for restrictions imposed by applicable securities laws, and are duly authorized, validly issued, full paid and nonassessable. Other than the Subsidiaries of Endwave, neither Endwave nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

Section 3.03 Power, Authorization and Validity.

(a) Power and Authority. Endwave has all requisite corporate power and corporate authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Merger. The Merger and the execution, delivery and performance by Endwave of this Agreement and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by all requisite corporate action on the part of Endwave (other than the Stockholder Approval (as defined below)) and no other corporate proceedings on the part of Endwave are necessary to approve this Agreement or to authorize or consummate the transactions contemplated hereby or thereby.

(b) No Consents. Except for the Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and those consents, approvals and notices set forth in Section 3.03(b) of the Endwave Disclosure Schedule, no consents or approvals of or notices to or filings, declarations or registrations with any court or tribunal, governmental or regulatory body, administrative agency, commission or other governmental authority (“Governmental Authority”), any other governmental Person, or any other Person are necessary in connection with (i) the execution and delivery by Endwave of this Agreement or (ii) the consummation by Endwave of the Merger or the other transactions contemplated hereby or thereby so as to permit the Surviving Corporation to continue the business of Endwave (including its Subsidiaries) as presently conducted (the “Endwave Business”) after the Closing Date (including the consent of any Person required to be obtained in order to keep any Endwave Material Contract between such Person and Endwave in effect following the Merger or to provide that Endwave is not in breach or violation of any such Contract following the Merger).

(c) Enforceability. This Agreement has been duly executed and delivered by Endwave. This Agreement is, or when executed by Endwave shall be, valid and binding obligations of Endwave, enforceable against Endwave in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(d) Required Vote of Stockholders. The affirmative vote of the holders of a majority of the outstanding Endwave Common Stock as of the record date of the Endwave Special Meeting (as defined below) (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of Endwave Capital Stock necessary to adopt this Agreement.

Section 3.04 Capitalization of Endwave.

(a) Authorized and Outstanding Capital Stock of Endwave. The authorized capital stock of Endwave (“Endwave Capital Stock”) consists of 50,000,000 shares of Endwave Common Stock, of which 9,832,684 shares of Endwave Common Stock are issued and outstanding as of the Agreement Date and 5,000,000 shares of preferred stock, par value $0.001 per share, of Endwave (“Endwave Preferred Stock”), of which 300,000 are designated as Series A Junior Participating Preferred Stock and 390,000 are designated as Series B Preferred Stock. As of the Agreement Date, no shares of Endwave preferred stock are issued and outstanding. Except for the shares of Endwave Common Stock set forth above, no additional shares of Endwave Capital Stock shall be issued or outstanding as of the Closing Date except for shares of Endwave Capital Stock issued pursuant to the exercise of Endwave Options and Endwave Restricted Units outstanding as of the Agreement Date. Endwave holds no treasury shares. All issued and outstanding shares of Endwave Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by Endwave in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by Endwave.

(b) Options. Under the Endwave Option Plan, as of the Agreement Date, (i) options to purchase 1,444,668 shares have been granted and are outstanding as of the Agreement Date, and (ii) 5,152,352 shares of Endwave Common Stock remain available for future issuance as Endwave Stock Awards to officers, directors, employees and consultants of Endwave. All Endwave Options have been issued and granted in compliance with Applicable Law and all requirements set forth in applicable Contracts.

(c) Restricted Stock Units. As of the Agreement Date, a total of 139,900 shares of Endwave Common Stock are subject to issuance upon settlement of the Endwave Restricted Units.

(d) No Other Rights. Except for the conversion privileges of the Endwave Options and the Endwave Restricted Units, the rights of participants under the Endwave Stock Purchase Plan, and the rights issued under Endwave’s Rights Agreement, dated as of December 1, 2005, between Endwave and Computershare Trust Company, Inc., there are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of Endwave Capital Stock or any securities or debt convertible into or exchangeable for Endwave Capital Stock or obligating Endwave to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except as set forth on Section 3.04(d) of the Endwave Disclosure Schedule, there are no voting agreements, registration rights, rights of first refusal, preemptive rights, co-sale rights or other restrictions applicable to any outstanding securities of Endwave.

Section 3.05 No Conflict. Neither the execution and delivery of this Agreement nor the consummation of the Merger or any other transaction contemplated hereby or thereby shall conflict with, result in a termination or material breach, impairment or violation of (with or without notice or lapse of time, or both), or constitute a material default, or require the consent, release, waiver or approval of any third party, under: (a) any provision of the Endwave Charter Documents, each as currently in effect; (b) any Applicable Law applicable to Endwave or any of its assets or properties; (c) except as set forth on Section 3.03(b) of the Endwave Disclosure Schedule, any Endwave Material Contract; or (d) any privacy policy of Endwave.

Section 3.06 Litigation. Except as set forth on Section 3.06 of the Endwave Disclosure Schedule, there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against Endwave or any of its Subsidiaries (or against any officer, director, employee or agent of Endwave or any of its Subsidiaries in their capacity as such or relating to their employment, services or relationship with Endwave or such Subsidiary) before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of Endwave, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened. There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against Endwave or any of its Subsidiaries. Except as set forth on Section 3.06 of the Endwave Disclosure Schedule, to Endwave’s knowledge, there is no basis for any person to assert a claim against Endwave or any of its Subsidiaries based upon Endwave’s entering into this Agreement or consummating the Merger or any of the transactions contemplated by this Agreement. Neither Endwave nor any of its Subsidiaries has an action, suit, arbitration, mediation, proceeding, claim or investigation pending against any Governmental Authority or other Person.

Section 3.07 Taxes. For purposes of this Section 3.07, all references to “Endwave” shall also include its predecessor and each of its Subsidiaries and their predecessors.

(a) Endwave (and any consolidated, combined, unitary or aggregate group for Tax purposes of which Endwave is or has been a member), (i) has properly completed and timely filed all Returns required to be filed by it (taking into account valid extension), (ii) has timely paid all Taxes required to be paid by it for which payment was due (whether or not shown or required to be shown on any Returns), (iii) has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to December 31, 2010 (which accrual or reserve as of December 31, 2010 is fully reflected on the unaudited balance sheet for Endwave as of such date) and will establish an adequate accrual or reserve for the payment of all Taxes payable by Endwave in respect of the periods or portion thereof through the Closing Date, (iv) has made (or will make on a timely basis) all estimated Tax payments required to be made, and (v) has no Liability for Taxes in excess of the amount so paid or accruals or reserves so established. All such Returns are true, correct and complete in all material aspects, and Endwave has provided GigOptix with true and correct copies of such Returns.

(b) Except as set forth on Section 3.07 of the Endwave Disclosure Schedule, Endwave is not delinquent in the payment of any Tax or in the filing of any Returns, and to the knowledge of Endwave, no deficiencies for any Tax have been threatened, claimed, proposed in writing or assessed against Endwave. Endwave has not received any notification from the Internal Revenue Service or any other taxing authority regarding any material issues that (i) are currently pending before the Internal Revenue Service or any other taxing agency or authority (including any sales or use taxing authority) regarding Endwave, or (ii) have been raised by the Internal Revenue Service or other taxing agency or authority and not yet finally resolved. To the knowledge of Endwave, no Return of Endwave is under audit by the Internal Revenue Service or any other taxing agency or authority and past audits (if any) have been completed and fully resolved to the satisfaction of the applicable taxing agency or authority conducting such audit and all Taxes determined by such audit to be due from Endwave have been paid in full to the applicable taxing agencies or authorities or to the extent being disputed in good faith, adequate reserves therefor have been established and are reflected in unaudited balance sheet for Endwave as of December 31, 2010. No claim has ever been made by the IRS or any other taxing authority with respect to Endwave in a jurisdiction where Endwave does not file Tax Returns that Endwave is or may be subject to taxation by that jurisdiction.

(c) No Tax liens are currently in effect against any of the assets of Endwave other than liens that arise by operation of law for Taxes not yet due and payable or that relate to Taxes being contested in good faith.

(d) There is not in effect any waiver by Endwave of any statute of limitations with respect to any Taxes nor has Endwave agreed to any extension of time for filing any Return that has not been filed. Endwave has not consented to extend to a date later than the Agreement Date the period in which any Tax may be assessed or collected by any taxing agency or authority.

(e) Endwave has complied (and until the Closing Date will comply) with all Applicable Law relating to the payment and withholding of Taxes (including withholding of taxes pursuant to Sections 1441, 1442, 1445 and

1446 of the Code or similar provisions under any foreign law), and has, within the time and in the manner prescribed by Applicable Law, withheld from amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and paid over to the proper taxing agencies and authorities all amounts required to be so withheld and paid over under all Applicable Law (including Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment tax withholding laws), including federal and state income Taxes, and has timely filed all withholding tax Returns.

(f) Endwave is not a party to or bound by any tax sharing, tax indemnity, or tax allocation or similar agreement, plan, arrangement or agreement nor does Endwave have any liability or potential liability to another party under any such agreement. For the purposes of the preceding sentence, the following agreements shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property taxes attributable to real property leased or occupied by Endwave; and (ii) commercially reasonable agreements for the allocation of payment of personal property taxes, sales or use taxes or value added taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.

(g) Endwave has not filed any disclosures under Sections 6662 or 6662A of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Return. Endwave has not consummated, has not participated in, and is not currently participating in nor is a party to any listed or otherwise “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations or any transaction requiring similar disclosure under state, local or federal laws.

(h) Endwave has never been a member of a consolidated, combined, unitary or aggregate group of which Endwave was not the ultimate parent corporation. Endwave has no liability for the Taxes of any Person (other than Endwave) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract, law or otherwise.

(i) Neither Endwave nor any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which either Endwave is considered to hold an interest has incurred a dual consolidated loss within the meaning of Section 1503 of the Code. Endwave has in its possession official foreign government receipts for any Taxes paid by it to any foreign tax agencies and authorities.

(j) Other than adjustments caused by events occurring or elections made after the Effective Time, to the knowledge of Endwave it has not been or will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time.

(k) To the knowledge of Endwave, it is not required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) that ends after the Closing Date as a result of any:

(i) item of income that economically accrued and was accounted for prior to the Closing Date by reason of the installment method of accounting, the completed contract method of accounting, open transaction doctrine or otherwise;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law); or

(iv) prepaid amount received on or prior to the Closing Date.

(l) Endwave has never filed any election under Section 341(f) of the Code as in effect prior to the Jobs and Growth Tax Relief Reconciliation Act of 2006. Endwave is not a “personal holding company” within the meaning of the Code.

(m) Endwave has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(n) Endwave has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(o) Except as set forth on Section 3.07 of the Endwave Disclosure Schedule, Endwave is in compliance with all applicable transfer pricing laws and regulations (including Treasury Regulations promulgated under Section 482 of the Code), including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Endwave.

(p) Endwave was not a foreign personal holding company (within the meaning of Section 552 of the Code) on or before December 31, 2004, and Endwave is not nor has been a passive foreign investment company (within the meaning of Section 1297 of the Code).

(q) Endwave has never participated in an international boycott within the meaning of Section 999 of the Code.

(r) Endwave is not and has not been a “Controlled Foreign Corporation” within the meaning of Section 957(a) of the Code.

(s) Endwave has not entered into any agreement or arrangement that would cause its corporate income tax deduction to be or become limited under Section 162(m) of the Code.

(t) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority to which Endwave has been a party. Endwave has not requested or received a ruling from any Tax authority.

Section 3.08 Financial Statements; Books and Records.

(a) SEC Filings. Endwave has timely filed all forms, documents, statements and reports required to be filed under the Exchange Act prior to the date hereof by it with the SEC since January 1, 2009 (the forms, documents, statements and reports filed with the SEC since January 1, 2009, including any amendments thereto, the “Endwave SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, the Endwave SEC Reports complied, and each of the Endwave SEC Reports filed subsequent to the Agreement Date will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the Endwave SEC Reports so filed or that will be filed subsequent to the Agreement Date contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Endwave SEC Report has been amended or superseded by a later Endwave SEC Report filed prior to the date hereof.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Endwave SEC Reports, each as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Endwave and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring adjustments).

(c) Books and Records. The Books and Records, in reasonable detail, accurately and fairly reflect in all material respects the activities of Endwave and the Endwave Business and have been provided to GigOptix or made available for its inspection.

(d) All Accounts Recorded. Endwave has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts or funds which have been and are reflected in the Books and Records.

(e) Corporate Records. The stock records and minute books of Endwave that have been made available to GigOptix fully reflect all minutes of meetings, resolutions and other material actions and proceedings of the stockholders and board of directors and all committees thereof as set forth therein. True, correct and complete copies of the Endwave Charter Documents have been made available to GigOptix.

Section 3.09 Title to Properties. Endwave and each of its Subsidiaries have good and marketable title to all of each of their assets and properties (including those shown on the Endwave Balance Sheet) free and clear of all Encumbrances, other than Permitted Encumbrances. Such assets are sufficient for the continued operation of the Endwave Business. All properties used in the operations of the Endwave Business are reflected on the Endwave Balance Sheet. All machinery, vehicles, equipment and other tangible personal property owned or leased by Endwave and each of its Subsidiaries or used in the Endwave Business are, in all material respects, in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which Endwave and each of its Subsidiaries are a party are fully effective and afford Endwave a valid leasehold possession of the real or personal property that is the subject of the lease. To the knowledge of Endwave, Endwave and each of its Subsidiaries have complied with the terms of all leases to which each of them is a party and under which each of them is in occupancy, and all such leases are in full force and effect. Each of Endwave and its Subsidiaries enjoys peaceful and undisturbed possession under all leases of real property.

Section 3.10 Absence of Certain Changes. Since December 31, 2010, Endwave, each of its Subsidiaries, and each of its and their predecessors have operated each of their businesses in the ordinary course consistent with each of their past practices, and since such date, except as contemplated by this Agreement, there has not been with respect to Endwave or any of its Subsidiaries any:

(a) Material Adverse Change or any change, event, circumstance, condition or effect that would reasonably be expected to result in a Material Adverse Change;

(b) failure to operate the Endwave Business in the ordinary course so as to use all commercially reasonable efforts to preserve the Endwave Business intact and to preserve the continued services of Endwave’s employees and goodwill of suppliers, customers and others having business relations with it;

(c) amendment or change in the Endwave Charter Documents;

(d) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any Liability for borrowed money, or (iii) any Liability as a guarantor or surety with respect to the obligations of others;

(e) acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the stockholder’s termination of employment or services with it or pursuant to any right of first refusal;

(f) failure to pay any of its material obligations when due;

(g) purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its assets (including Endwave IP Rights (as defined in Section 3.13(a)) and other intangible assets), properties or goodwill other than the sale or non-exclusive license of its products or services to its customers in the ordinary course of its business consistent with its past practices;

(h) damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(i) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities (other than repurchases of stock in accordance with the Endwave Option Plan or applicable Contracts in connection with the termination of service of employees or other service providers);

(j) except as set forth on Section 3.10(j) of the Endwave Disclosure Schedule, change or increase in the compensation payable or to become payable to any of its officers, directors, employees or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, directors, employees or agents;

(k) except as set forth on Section 3.10(k) of the Endwave Disclosure Schedule, change with respect to its management, supervisory or other key personnel, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices;

(l) Liability incurred by it to any of its officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the ordinary course of its business consistent with its past practices;

(m) making by it of any loan, advance or capital contribution to, or any investment in, any of its officers, directors or stockholders or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(n) cancellation of any indebtedness or waiver of any rights of substantial value to it, other than in the ordinary course of its business consistent with its past practices;

(o) entering into, amendment of, relinquishment, termination or nonrenewal by it of any Endwave Material Contract (or any other right or obligation) other than in the ordinary course of its business consistent with its past practices, any default by it under such Contract (or other right or obligation), or any written or, to Endwave’s knowledge, oral indication or assertion by the other party thereto of any material problems with its services or performance under such Endwave Material Contract (or other right or obligation) or such other party’s desire to so amend, relinquish, terminate or not renew any such Endwave Material Contract (or other right or obligation);

(p) material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(q) (i) through the date of this Agreement, entering into by it of any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of Fifty Thousand Dollars ($50,000) or (ii) entering into by it of any Contract not in the ordinary course of its business consistent with its past practices, or the conduct of any business or operations other than in the ordinary course of its business consistent with its past practices;

(r) making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of Endwave;

(s) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;

(t) any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practices, or any discount, accommodation or other concession made other than in the ordinary course of business, consistent with past practices, in order to accelerate or induce the collection of any receivable; or

(u) announcement of, any negotiation by or any entry into any Contract to do any of the things described in the preceding clauses (a) through (t) (other than negotiations and agreements with GigOptix and its representatives regarding the transactions contemplated by this Agreement).

Section 3.11 Contracts.

(a) Endwave has made available to GigOptix, or has filed as an exhibit to an Endwave SEC Report, a complete unredacted and correct copy of each material agreement or contract to which it is a party as of the Agreement Date, including any agreement or contract that is required to be filed as an exhibit to, or otherwise incorporated by reference in, the Endwave SEC Reports pursuant to Item 601(a)(1) of Regulation S-K promulgated by the SEC. Except for this Agreement and except as listed on Section 3.11(a) of the Endwave Disclosure Schedule, none of Endwave or its Subsidiaries is a party to or bound by any Contract: (i) that would be required to be filed by Endwave as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon Endwave or its Subsidiaries that materially restrict the ability of Endwave or its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation) to compete in any business or geographic area that is material to Endwave and its Subsidiaries, taken as a whole, as of the date hereof, except for any such Contract that may be cancelled without penalty by Endwave or its Subsidiaries upon notice of sixty (60) days or less; or (iii) that would prevent, materially delay or materially impede Endwave’s ability to consummate the Merger or the other transactions contemplated by this Agreement. Each such Contract described in clauses (i) through (iii) is referred to herein as an “Endwave Material Contract.”

(b) Each of the Endwave Material Contracts is valid and binding on Endwave or its Subsidiaries, as the case may be, and, to the knowledge of Endwave, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any Endwave Material Contract by Endwave or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Endwave or its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Notwithstanding anything in this Section 3.11, “Endwave Material Contract” shall not include any Contract that (i) is terminable upon ninety (90) days’ or less notice without a penalty premium and does not contain payment obligations of Endwave or its Subsidiaries in excess of $100,000 or (ii) is solely between Endwave and one or more of its Subsidiaries or is solely between Subsidiaries of Endwave.

Section 3.12 No Default; No Restrictions.

(a) Endwave and each of its Subsidiaries have performed all material obligations required to be performed by each of them to date under the Endwave Material Contracts, and there exists no material default or event of default or event, occurrence, condition or act, with respect to Endwave or any of its Subsidiaries, to the knowledge of Endwave, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a material default or event of default under any Endwave Material Contract or (ii) give any third party (1) the right to declare a default or exercise any remedy under any Endwave Material Contract, (2) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Endwave Material Contract, (3) the right to accelerate the maturity or performance of any obligation of Endwave under any Endwave Material Contract, or (4) the right to cancel, terminate or modify any Endwave Material Contract, except in each case for those breaches or defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Endwave. Neither Endwave nor any of its Subsidiaries has received any written, or, to Endwave’s knowledge, oral notice or other communication regarding any actual or possible violation or material breach of or material default under, or intention to cancel, call a default under, or modify, any Endwave Material Contract.

(b) Except as listed in Section 3.12(b) of the Endwave Disclosure Schedule, neither Endwave nor any of its Subsidiaries is a party to, and no asset or property of Endwave or any of its Subsidiaries is bound or affected by, any judgment, injunction, order or decree, that restricts or prohibits Endwave, any of its Subsidiaries or, following the Effective Time, will restrict or prohibit the Surviving Corporation, GigOptix or any of its Subsidiaries, from freely engaging in the Endwave Business or from competing anywhere in the world (including any judgments, injunctions, orders or decrees, restricting the geographic area in which Endwave or any of its Subsidiaries may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that Endwave or any of its Subsidiaries may address in operating the Endwave Business or restricting the prices which Endwave or any of its Subsidiaries may charge for its products, technology or services (including most favored customer pricing provisions)), or includes any grants by Endwave or any of its Subsidiaries of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights.

Section 3.13 Intellectual Property.

(a) To the knowledge of Endwave, Endwave or its Subsidiaries own or has the valid right to use or has a license to all Intellectual Property used in any Endwave Product or Service (as defined in Section 3.13(c)) or otherwise used in the conduct of the Endwave Business (such Intellectual Property being hereinafter collectively referred to as the “Endwave IP Rights”). Such Endwave IP Rights are sufficient for the conduct of the Endwave Business. As used in this Agreement, “Endwave-Owned IP Rights” means Endwave IP Rights that are owned or purported to be owned by Endwave or its Subsidiaries; and “Endwave-Licensed IP Rights” means Endwave IP Rights that are licensed to Endwave or its Subsidiaries by a third party.

(b) Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement shall, pursuant to any Contract to which Endwave or its Subsidiaries is a party, in accordance with its terms: (i) constitute a material breach of or default under any such Contract governing any Endwave IP Right (collectively, the “Endwave IP Rights Agreements”); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Endwave IP Right; or (iii) materially impair the right of Endwave, its Subsidiaries or the Surviving Corporation to use, make, market, license, sell, copy, distribute, or dispose of any Endwave IP Right or portion thereof. Except as set forth in Section 3.13(b) of the Endwave Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by Endwave or its Subsidiaries to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, manufacture, marketing, license-in, sale, copying, distribution, or disposition of any Endwave IP Rights by Endwave or its Subsidiaries, and no royalties, honoraria, fees or other payments shall become payable as a result of the consummation of the transactions contemplated by this Agreement in excess of those that would have been required to be paid had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated by this Agreement.

(c) To the knowledge of Endwave, neither the operation of the Endwave Business nor the use, development, manufacture, marketing, license, sale, distribution or furnishing of any product or service, including, without limitation, all software, firmware, middleware, databases, interfaces, systems, devices, hardware, equipment, other tangible items designed, developed, produced, manufactured, assembled, sold, leased, installed, repaired, licensed, marketed, furnished, distributed or otherwise made available by Endwave or its Subsidiaries (each an “Endwave Product or Service”) as designed, developed, produced, manufactured, assembled, sold, leased, installed, repaired, licensed, marketed, furnished, distributed or otherwise by Endwave and its Subsidiaries as of the date of this Agreement (i) violates any license or other Contract between Endwave or its Subsidiaries and any third party, or (ii) infringes or misappropriates any Intellectual Property right of any other party. There is no pending, or to the knowledge of Endwave, threatened in writing, claim or litigation contesting the validity, ownership or right of Endwave or its Subsidiaries to use, develop, make, market, license, sell, distribute or furnish any Endwave-Owned IP Right or Endwave Product or Service, nor to the knowledge of Endwave is there any legitimate basis for any such claim, nor since January 1, 2008 has Endwave or its Subsidiaries received any written notice asserting that any Endwave- Owned IP Right or the use, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition thereof conflicts with or infringes the rights of any other party, nor to the knowledge of Endwave is there any legitimate basis for any such assertion. Since January 1, 2008, Endwave and each of its Subsidiaries have not received any written notice from any third party notifying any of them of, or requesting that any of them enter into a license under, any third party patents. None of the Endwave-Owned IP Rights or Endwave Products or Services of Endwave or its Subsidiaries is subject to any proceeding or outstanding order or stipulation to which Endwave or any of its Subsidiaries is a party (i) restricting in any manner the use, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by Endwave or its Subsidiaries of any Endwave-Owned IP Rights, any Endwave Product or Service, or which may affect the validity, use or enforceability of any such Endwave-Owned IP Rights or Endwave Product or Service, or (ii) restricting the conduct of the Endwave Business in order to accommodate Intellectual Property rights of a third party.

(d) To Endwave’s knowledge, no current or former employee, consultant or independent contractor of Endwave or any of its Subsidiaries: (i) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, Endwave or any of its Subsidiaries or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Endwave or any of its Subsidiaries that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work except as directed by Endwave or any of its Subsidiaries. To Endwave’s knowledge, neither the employment of any employee of Endwave or any of its Subsidiaries, nor the use by Endwave or any of its Subsidiaries of the services of any consultant or independent contractor subjects Endwave or any of its Subsidiaries to any Liability to any third party (including for improperly soliciting such employee, consultant or independent contractor to work for Endwave or any of its Subsidiaries).

(e) Endwave and each of its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the Endwave IP Rights and to preserve and maintain all Endwave’s and each of its Subsidiaries’ interests, proprietary rights and trade secrets in the Endwave IP Rights. All current and former officers, employees, consultants and independent contractors of Endwave, each of its Subsidiaries, and each of its and their predecessors having access to proprietary information of Endwave, each of its Subsidiaries, and each of its and their predecessors, including any inventions and any proprietary information received by Endwave or any of its Subsidiaries from any of their respective customers and partners have executed and delivered to Endwave or its predecessors and its Subsidiaries or their predecessors an agreement regarding the protection of such proprietary information (in the case of proprietary information of their respective customers and business partners, to the extent required by such customers and business partners); and copies of all such agreements have been delivered to GigOptix. Endwave, each of its Subsidiaries, and each of its and their predecessors have secured valid written assignments from all of their current and former consultants, independent contractors and employees who were involved in, or who contributed to, the creation or development of any material Endwave-Owned IP Rights, of the rights to such contributions that may be owned by such persons or that Endwave, each of its Subsidiaries, and each of its and their predecessors did not or do not already own by operation of law, except where such assignment is not permitted by Applicable Law. No current or former employee, officer, director, consultant or independent contractor of Endwave, any of its Subsidiaries or any of its or their predecessors has any right, license, claim or interest whatsoever in or with respect to any Endwave-Owned IP Rights.

(f) To the knowledge of Endwave, all registered patents, trademarks, service marks, Internet domain names, Internet or World Wide Web URLs or addresses, copyrights and mask work rights that are material Endwave-Owned IP Rights are valid and subsisting, and Endwave or its Subsidiaries are the record owner thereof. To the knowledge of Endwave, all registered patents, trademarks and service marks, are currently in compliance with all legal requirements other than any requirement, that if not satisfied, with respect to a patent would not result in a revocation or lapse or otherwise adversely affect its enforceability, and with regard to a trademark or service mark would not result in a cancellation of such registration or otherwise adversely affect the use, priority or enforceability of the trademark or service mark. To the knowledge of Endwave, Endwave, each of its Subsidiaries, and each of its and their predecessors have not taken any action or failed to take any action, or used or enforced (or failed to use or enforce) any of the patents for which any of them has applied for or been issued a registration in a manner that would result in the abandonment or unenforceability of such patent. Endwave or its Subsidiaries are the exclusive owners of all trademarks and, to the knowledge of Endwave, trade names used in connection with the operation or conduct of the Endwave Business, including the sale, licensing, distribution or provision of any Endwave Products or Services by Endwave or any of its Subsidiaries.

(g) Endwave or its Subsidiaries own all right, title and interest in and to all material Endwave-Owned IP Rights free and clear of all Encumbrances (other than Permitted Encumbrances) and licenses (other than licenses and rights listed in Section 3.13(g) of the Endwave Disclosure Schedule and non-exclusive licenses provided on Endwave’s or its Subsidiary’s standard form of agreement, without material deviation).

(h) Except as set forth in Section 3.13(h)-1 of the Endwave Disclosure Schedule or in a standard customer agreement for Endwave and its Subsidiaries, there are no unfulfilled performance commitments under any license, sublicense or Contract, including specified upgrades and undelivered elements, except for maintenance services which have not yet been provided as it related to undelivered elements. Except as set forth on Section 3.13(h)-2 of the Endwave Disclosure Schedule, none of the licenses or other Contracts of Endwave grants any third party exclusive rights to or under any Endwave-Owned IP Rights or grants any third party the right to sublicense any of such Endwave-Owned IP Rights. Endwave and each of its Subsidiaries have not transferred ownership of any Intellectual Property that is owned by Endwave or any of its Subsidiaries to any third party, or knowingly permitted Endwave’s or any of its Subsidiaries’ rights in such Intellectual Property to lapse or enter the public domain (other than through the expiration of registered Intellectual Property at the end of its statutory term).

(i) Neither Endwave, nor any of its Subsidiaries, nor any other party authorized to act on any of their behalves has disclosed or delivered to any party (other than any employee or contractor of Endwave or any of its subsidiaries in the course of their performance of work for Endwave or its Subsidiary), or permitted the disclosure or delivery to any escrow agent or other party of, any Endwave Source Code (as defined below). To the knowledge of Endwave, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by Endwave, or any of its Subsidiaries or any other party authorized to act on any of their behalves to any party of any Endwave Source Code. Except as set forth in Section 3.13(i) of the Endwave Disclosure Schedule, neither Endwave nor any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or other party, any Endwave Source Code and neither the execution of this Agreement nor the consummation of the

Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Endwave Source Code. As used in this Section 3.13(i), “Endwave Source Code” means, collectively, the source code of any software or program (i.e., software code in its original, human readable, un-compiled, form), or any portion, aspect or segment of any source code, or any material proprietary information or algorithm contained in or relating to any software source code, owned by or licensed to Endwave, or its Subsidiaries, or otherwise used by Endwave or any of its Subsidiaries, or marketed or currently proposed to be marketed by Endwave or any of its Subsidiaries.

(j) All software developed by Endwave, any of its Subsidiaries or any of its or their predecessors and licensed by Endwave, any of its Subsidiaries or any of its or their predecessors to customers and all Endwave Products or Services provided by or through Endwave, any of its Subsidiaries or any of its or their predecessors to customers on or prior to the Closing Date conform in all material respects (to the extent required in Contracts with such customers) to applicable contractual commitments, express and implied warranties, product specifications and product Documentation and to any representations provided to customers, and neither Endwave nor any of its Subsidiaries has any material Liability (and, to the knowledge of Endwave, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Endwave or any of its Subsidiaries giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Endwave Balance Sheet. Endwave has made available to GigOptix all Documentation relating to the testing of the Endwave Products or Services and plans and specifications for Endwave Products or Services currently under development by Endwave or any of its Subsidiaries. Endwave and each of its Subsidiaries have a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Endwave Products or Services, and maintains a database covering the foregoing. For all software used by Endwave or any of its Subsidiaries in providing Endwave Products or Services, or in developing or making available any of the Endwave Products or Services, Endwave and each of its Subsidiaries have implemented any and all material security patches or upgrades that to the knowledge of Endwave are generally available for that software, where commercially reasonable. For all software used by Endwave or any of its Subsidiaries in providing Endwave Products or Services, or in developing or making available any of the Endwave Products or Services, Endwave and each of its Subsidiaries have implemented any and all material security patches or upgrades that to the knowledge of Endwave are generally available for that software, where commercially reasonable.

(k) Except with respect to demonstration or trial copies, no product, system, program or software module designed, developed, distributed, licensed or otherwise made available by Endwave or its Subsidiaries to any Person, including without limitation any Endwave Product or Service, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

(l) The Endwave Business as currently conducted and as currently proposed to be conducted complies with all Applicable Laws whether U.S. or otherwise, regarding encryption technology, including, without limitation, the import and export thereof.

(m) Endwave or its Subsidiaries is not nor has ever been a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that could or does require or obligate Endwave or its Subsidiaries to grant or offer to any other Person any license or right to any Endwave IP Rights, including without limitation any future Intellectual Property developed, conceived, made or reduced to practice by Endwave or its Subsidiaries or any Affiliate of Endwave after the Agreement Date

(n) No funding, facilities or personnel of any Governmental Authority or a university, college, other education institution or research center, or funding from third parties (other than funds received in consideration for Endwave Common Stock or pursuant to instruments of indebtedness for borrowed money) were used directly or indirectly, in the development by Endwave or any of its Subsidiaries, in whole or in part, of the Endwave-Owned IP Rights, Endwave Products or Services, computer software programs or applications owned by Endwave or any of its Subsidiaries. To the knowledge of Endwave, no current or former employee, consultant or independent contractor of Endwave or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Endwave-Owned IP Rights has performed services for any Governmental Authority, for a university, college or other education institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for Endwave or any of its Subsidiaries.

(o) Endwave and each of its Subsidiaries have not taken and will not until Closing take any actions that (i) incorporate any Public Software, in whole or in part, into any Endwave Product or Service or any portion thereof; (ii) use Public Software, in whole or in part, in the development of any part of any Endwave Product or Service or any portion thereof in a manner that may subject any Endwave Product or Service, in whole or in part, to all or part of the license obligations of any Public Software; or (iii) combine or distribute any Endwave Product or Service with Public Software. As used herein, “Public Software” means software licensed pursuant to terms that directly or indirectly grant, or purport to grant, to any third party any rights or immunities under the Endwave-Owned IP or any Endwave Product or Service. Public Software includes, without limitation, any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge and by way of example, shall include, without limitation, software licensed under GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, the Artistic License (e.g., PERL) and the Apache License.

Section 3.14 Compliance with Laws.

(a) Endwave, each of its Subsidiaries and each of its and their predecessors have complied in all material respects, and is now in material compliance, with all Applicable Law.

(b) All materials, products and services distributed or marketed by Endwave, each of its Subsidiaries and each of its and their predecessors have at all times made all material disclosures to users or customers required by Applicable Law, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.

(c) To the knowledge of Endwave, each of its Subsidiaries and each of its and their predecessors holds, and at all times has held, and at Closing will hold, all material permits, licenses and approvals from, and has made all material filings with, government (and quasi-governmental) agencies and authorities, that are necessary and/or legally required to be held by it to conduct the Endwave Business without any violation of Applicable Law (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Endwave, each of its Subsidiaries and each of its and their predecessors have complied with each Governmental Permit to which each of them is subject. To the knowledge of Endwave, Endwave has not received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit. Endwave has no knowledge of any outstanding material violation of any Governmental Permit.

(d) There is no unresolved deficiency, violation or exception claimed or asserted by any Governmental Authority with respect to any examination of any of Endwave or any of its Subsidiaries.

(e) Neither Endwave, nor any of its Subsidiaries or its or their predecessors, or to Endwave’s knowledge any of their respective directors, officers, agents or employees, has, for or on behalf of Endwave or such predecessor or Subsidiary, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption statute or (iii) made any other payment in violation of Applicable Law.

(f) In each application submitted by or on behalf of Endwave or any of its Subsidiaries for a Governmental Grant, all information required by such application has been disclosed accurately and completely in all material respects. Except for undertakings set forth in letters of approval for Governmental Grants and under Applicable Law, there are no undertakings of Endwave or any of its Subsidiaries given in connection with any Governmental Grant. Endwave its Subsidiaries are in compliance with the terms, conditions, requirements and criteria of all Governmental Grants, except for any noncompliance with such Governmental Grants that would not cause Endwave to lose a material benefit or incur any material liability and has duly fulfilled all conditions, undertakings and other obligations relating thereto. Except as set forth in Section 3.14(f) of the Endwave Disclosure Schedule, no Governmental Authority: (i) has awarded any participation or provided any support to Endwave or any of its Subsidiaries; or (ii) is or may become entitled to receive any royalties or other payments from Endwave or any its Subsidiaries.

(g) To Endwave’s knowledge, no event has occurred, and no circumstance or condition exists, that would or that could reasonably be expected to give rise to: (A) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant; (B) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant; or (C) a requirement that Endwave or any of its Subsidiaries return or refund any benefits provided under any Governmental Grant. The consummation of the Merger pursuant to the terms of this Agreement: (1) will not adversely affect the ability of Endwave or any of its Subsidiaries to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (2) will not result in (x) the failure of Endwave or any of its Subsidiaries to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant or (y) any claim by any Governmental Authority or other Person that any Endwave or any of its Subsidiaries is required to return or refund, or that any Governmental Authority is entitled to recapture, any benefit provided under any Governmental Grant. No consent of any Governmental Authority or other Person is required to be obtained prior to the consummation of the Merger pursuant to the terms of this Agreement in order to preserve the entitlement of Endwave or any of its Subsidiaries to any Governmental Grant or to avoid any increase in royalty rates incurred by Endwave or any of its Subsidiaries under any such Governmental Grant or other change in the terms and conditions applicable to Endwave or any of its Subsidiaries under any such Governmental Grant. There is no intention to change the terms of any Governmental Grant, except as may result from generally applicable changes to the relevant laws and regulations thereunder.

Section 3.15 Certain Transactions and Agreements. Since January 1, 2009, neither Endwave nor any of its Subsidiaries has entered into any material transaction with any Affiliate of Endwave or any of its Subsidiaries or any transaction that would be required to be reported by Endwave pursuant to Item 404 of Regulation S-K under the Securities Act that has not been so reported.

Section 3.16 Employees, ERISA and Other Compliance.

(a) To the knowledge of Endwave, Endwave and each of its Subsidiaries have always been and currently are in compliance in all material respects with all Applicable Law and Contracts relating to employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, and have correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and the California Labor Code. To the knowledge of Endwave, all employees of Endwave and each of its Subsidiaries are legally permitted to be employed by Endwave and such Subsidiary in the jurisdiction in which such employee is employed in their current job capacities for the maximum period allowed under Applicable Law. To Endwave’s knowledge, all independent contractors providing services to Endwave and each of its Subsidiaries have been properly classified as independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other Applicable Law. Except as set forth on Section 3.16(a) of the Endwave Disclosure Schedule, Endwave and each of its Subsidiaries do not have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). To the knowledge of Endwave as of the Agreement Date, no employees or consultants of Endwave or any of its Subsidiaries have given notice to Endwave or such Subsidiary of an intention to terminate his or her employment or relationship with Endwave or such Subsidiary.

(b) To the knowledge of Endwave, Endwave and each of its Subsidiaries are not now, nor have ever been, subject to a union organizing effort. Endwave and each of its Subsidiaries are not subject to any collective bargaining agreement with respect to any of their employees, subject to any other Contract with any trade or labor union, employees’ association or similar organization, or subject to any current disputes with a labor organization. Endwave and each of its Subsidiaries have good labor relations, and Endwave has no knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated hereby shall have a material adverse effect on such labor relations. As of the date of this Agreement, Endwave has no knowledge of any facts indicating that any Endwave employee has filed or intends to file an internal or external complaint regarding his or her employment at Endwave, including, without limitation, complaints of discriminations, harassment, retaliation, and / or unpaid wages.

(c) Neither Endwave nor any ERISA Affiliate of Endwave has participated in a pension plan which constitutes, or has since the enactment of ERISA, constituted, a “multiemployer plan” as defined in Section 3(37) of ERISA or a “multiple employer plan” as defined in Section 413(c) of the Code. No pension plan of Endwave or an ERISA Affiliate of Endwave is subject to Title IV of ERISA.

(d) Each employment, consulting, severance or other similar written Contract, each “employee benefit plan” as defined in Section 3(3) of ERISA and each written plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such), workers’ benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is entered into, maintained or contributed to by Endwave, any Subsidiary of Endwave or any ERISA Affiliate of Endwave and covers any employee or former employee of Endwave, its predecessors or any Subsidiary of Endwave or ERISA Affiliate of Endwave (excluding any government plans, programs or mandates) (collectively referred to as “Endwave Benefit Arrangements”) have been maintained, including as to form, in compliance in all material respects with their terms and with the requirements prescribed by any and all Applicable Law. No Endwave Benefit Arrangement is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Section 412 of the Code or Section 302 of ERISA. No Endwave Benefit Arrangement or assets associated therewith is subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. Subject to Applicable Laws, Endwave has the right under the terms of each applicable Endwave Benefit Arrangement to terminate such Endwave Benefit Arrangement (or terminate the participation in such Endwave Benefit Arrangement by Endwave), and no additional contribution would be required to properly effect such termination.

(e) No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Endwave is threatened in writing against or with respect to any Endwave Benefit Arrangement (other than claims for benefits under such Endwave Benefit Arrangement that are routine), including any audit or inquiry by the Internal Revenue Service (“IRS”) or the Department of Labor (“DOL”). No “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred that involves the assets of any Endwave

Benefit Arrangements and that is reasonably likely to subject Endwave, any of the its Subsidiaries, or any of their employees to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or material sanctions imposed under Title I of ERISA.

(f) All contributions due from Endwave with respect to any of the Endwave Benefit Arrangements have been made or have been accrued on Endwave’s financial statements, and no further contributions shall be due or shall have accrued thereunder as of the Closing Date (other than contributions accrued in the ordinary course of business, consistent with past practices, after the Endwave Balance Sheet Date as a result of the operations of Endwave after the Endwave Balance Sheet Date).

(g) All individuals who, pursuant to the terms of any Endwave Benefit Arrangement, are entitled to participate in any Endwave Benefit Arrangement, are currently participating in such Endwave Benefit Arrangement or have been offered an opportunity to do so and have declined to do so.

(h) There has been no amendment to, written interpretation or announcement (whether or not written) by Endwave relating to, or change in employee participation or coverage under, any Endwave Benefit Arrangement that would increase materially the expense of maintaining such Endwave Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2010 (other than increased insurance premiums), except any such amendments that are required under Applicable Law. Except as set forth on Section 3.16(h) to the Endwave Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in connection with the termination of employment or change of position of any employee following or in connection with the consummation of the Merger) constitute an event under any Endwave Benefit Arrangement that will or may result in any material payment (whether severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee.

(i) Except as set forth on Section 3.16(i) to the Endwave Disclosure Schedule, no benefit payable or that may become payable by Endwave or any of its Subsidiaries pursuant to any Endwave Benefit Arrangement as a result of, in connection with or arising under this Agreement or the Certificate of Merger shall constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that is subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. Unless otherwise indicated in Section 3.16(j) of the Endwave Disclosure Schedule, Endwave and each of its Subsidiaries are not a party to any: (i) Endwave Benefit Arrangement with any executive officer or other key employee thereof (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Endwave in the nature of the Merger or any of the other transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment other than as required by Consolidation Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (or similar state laws), vacation pay cash-outs or other arrangements governed by ERISA; or (ii) Endwave Benefit Arrangement, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement, or any event subsequent to the Merger such as the termination of employment of any person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. Endwave and each of its Subsidiaries have no obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations (i) for which Endwave has established a reserve for such amount on the Endwave Balance Sheet, (ii) pursuant to Contracts entered into after the Endwave Balance Sheet Date and disclosed on Section 3.16(i) of the Endwave Disclosure Schedule and (iii) arising from governmentally mandated benefits.

(j) To Endwave’s knowledge, no employee or consultant of Endwave or any of its Subsidiaries is in material violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by Endwave or any of its Subsidiaries or to use trade secrets or proprietary information of others. To Endwave’s knowledge, the employment of any employee or consultant by Endwave and each of its Subsidiaries does not subject it to any material Liability to any third party other than Liabilities with respect to employer payroll tax and employee tax withholding.

(k) Endwave and each of its Subsidiaries have not established any compensation or benefit plan that is maintained or is required to be maintained or contributed to by the law or applicable custom or rule of a jurisdiction outside of the United States.

(l) In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act (the “WARN Act”) in respect of Endwave or any of its Subsidiaries.

(m) All required reports and descriptions of each Endwave Benefit Arrangement (including Internal Revenue Service Form 5500 annual reports, summary annual reports, summary plan descriptions and summaries of material modifications) have been timely filed with the IRS, the DOL or other governmental body and have been distributed as required.

(n) The form of each Endwave Benefit Arrangement that is subject to Section 409A of the Code meets the requirements of Sections 409A(a)(2), (3) and (4) of the Code and has been operated in accordance with such requirements.

(o) No amount previously paid or that is payable or that may become payable by Endwave or any of its Subsidiaries pursuant to any Endwave Benefit Arrangement or as a result of, in connection with or arising under this Agreement or the Certificate of Merger shall fail to be deductible under Section 162(m) of the Code.

Section 3.17 Merger Expenses. No Person other than Merriman Capital, Inc. is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Endwave or any of its Subsidiaries. The legal and accounting advisors, and any other persons, to whom Endwave currently expects to owe fees and expenses that will constitute Merger Expenses are set forth on Section 3.17 of the Endwave Disclosure Schedule, and other than the Merger Expenses that will be due to the entities set forth on Section 3.17 of the Endwave Disclosure Schedule, there are no Merger Expenses.

Section 3.18 Insurance. Endwave and each of its Subsidiaries maintain the policies of insurance and bonds set forth in Section 3.18 of the Endwave Disclosure Schedule, including all legally required workers’ compensation and other insurance. Section 3.18 of the Endwave Disclosure Schedule sets forth the name of the insurer under each such policy and bond, the type of policy or bond, and the coverage amount and any applicable deductible. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and Endwave and each of its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and Endwave has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds. All such policies provide insurance coverage for Endwave’s or its Subsidiaries assets and operation of the Endwave Business, of the kinds, in the amounts and against the risks required to comply with Applicable Law and/or any contractual or other obligations, and such policies are of the scope and amount customary and reasonable for the businesses in which Endwave and its Subsidiaries has engaged. Neither Endwave nor any of its Subsidiaries has been refused any insurance with respect to any aspect of the operations of its business, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. The activities and operations of Endwave and each of its Subsidiaries have been conducted in a manner so as to materially conform to all applicable provisions of such policies and bonds. Endwave has delivered to GigOptix correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of Endwave.

Section 3.19 Environmental Matters. To the knowledge of Endwave, Endwave and its predecessors and Affiliates are in material compliance with all Environmental Laws, which compliance includes the possession by Endwave of all material permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. Endwave has not received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that Endwave is not in compliance with any Environmental Law, and to the knowledge of Endwave, there are no circumstances that may prevent or interfere with the compliance by Endwave with any current Environmental Law in the future. To the knowledge of Endwave, no current or prior owner of any property leased or possessed by Endwave has received any written notice or other written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Endwave is not in compliance with any Environmental Law. All Governmental Permits held by Endwave pursuant to any Environmental Law (if any) are identified in Section 3.19 of the Endwave Disclosure Schedule.

Section 3.20 Customers and Suppliers.

(a) Endwave has no outstanding material disputes concerning its products and/or services with any customer or distributor who was one of the 10 largest sources of revenues for Endwave, based on amounts paid or payable in the year ended December 31, 2010 (each, an “Endwave Significant Customer”), and Endwave has no knowledge of any material dissatisfaction on the part of any Endwave Significant Customer. Since January 1, 2011, Endwave has not received any written or, to Endwave’s knowledge, oral notice from any Endwave Significant Customer that such customer shall not continue as a customer of Endwave or any of its Subsidiaries or that such customer intends to terminate or materially modify existing Contracts with Endwave (or the Surviving Corporation, GigOptix or any of its Subsidiaries) or that such customer refuses to make payments for products delivered or services rendered. Endwave has not had any of its products returned by an Endwave Significant Customer thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any material amount of revenue by Endwave.

(b) Endwave has no outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2010 was one of the 10 largest suppliers of products and/or services to Endwave, based on amounts paid or payable (each, an “Endwave Significant Supplier”) and Endwave has no knowledge of any material dissatisfaction on the part of any Endwave Significant Supplier. Since January 1, 2011, Endwave has not received any written notice from any Endwave Significant Supplier that such supplier shall not continue as a supplier to Endwave or any of its Subsidiaries or that such supplier intends to terminate or materially modify existing Contracts with Endwave (or the Surviving Corporation, GigOptix or any of its Subsidiaries). Endwave has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Endwave Businesses, and Endwave has no knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

Section 3.21 Fairness Opinion. The board of directors of Endwave has received the opinion of Merriman Capital, Inc., dated the Agreement Date, to the effect that, as of the date of such opinion and based on and subject to assumptions, matters considered and limitations described therein, the Stock Merger Consideration to be received by the Endwave Stockholders (other than as set forth in such opinion) pursuant to the Merger is fair, from a financial point of view, to such Endwave Stockholders. A copy of such opinion shall be made available to GigOptix, solely for informational purposes, promptly after the Agreement Date.

Section 3.22 Inventory. All inventory of Endwave, whether or not reflected in the unaudited balance sheet of Endwave dated December 31, 2010, consists of a quality and quantity usable and salable in the ordinary course of business of Endwave, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in such balance sheet. The quantities of each item of inventory are reasonable in the present circumstances of Endwave. Endwave has good and marketable title to the inventories free and clear of all Encumbrances (other than Permitted Encumbrances). The inventories do not include any material amount of inventory that is slow-moving, obsolete, excess, damaged or otherwise not merchantable or returnable by vendors for full credit.

Section 3.23 Board Approval. The board of directors of Endwave has, as of the Agreement Date, (i) determined that the Merger is fair to, advisable and in the best interests of Endwave and its stockholders, (ii) duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) determined to recommend that the stockholders of Endwave approve and adopt this Agreement and approve the Merger.

Section 3.24 Disclosure. No representation or warranty of Endwave in this Agreement and no statement in the Endwave Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

Section 3.25 Reorganization. None of Endwave, any of its Subsidiaries nor, to the knowledge of Endwave, any of Endwave’s Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code and Endwave is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

Section 3.26 Information Supplied. None of the information supplied or to be supplied by Endwave to GigOptix for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Endwave for inclusion or incorporation by reference in the Proxy Statement, on the date it is first mailed to holders of Endwave Common Stock or at the time of the Endwave Special Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Endwave makes no representation or warranty with respect to any information supplied by GigOptix or Merger Sub that is contained in any of the foregoing documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GIGOPTIX

Except as set forth in the exceptions set forth in a numbered or lettered section of the disclosure statement provided by GigOptix to Endwave on the date hereof (the “GigOptix Disclosure Schedule”) or as disclosed in any GigOptix SEC Report and only as and to the extent disclosed therein (other than disclosures in the “Risk Factors” sections of any such reports or other cautionary or forward-looking disclosure contained therein), GigOptix represents and warrants to Endwave that the statements contained in this Article IV are true and correct on and as of the date hereof and shall be true and correct at all times until the Closing Date:

Section 4.01 Organization and Good Standing.

(a) Organization. GigOptix and each of its Subsidiaries (i) are corporations or other organizations duly organized, validly existing and in good standing under the laws of the State of Delaware or such other jurisdiction of each of their incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept); (ii) have the requisite power and authority to own, operate and lease each of their properties and to carry on the GigOptix Business (as defined below); and (iii) are duly qualified or licensed to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by each of them or the nature of each of their activities makes such qualification or licensing necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on GigOptix; without limiting the foregoing, GigOptix and each of its Subsidiaries are so qualified or licensed in each jurisdiction listed on Section 4.01 of the GigOptix Disclosure Schedule.

(b) Charter Documents. GigOptix has delivered or made available to Endwave: (i) a true and correct copy of the Amended and Restated Certificate of Incorporation and Bylaws of GigOptix, each as amended to date (collectively, the “GigOptix Charter Documents”) and (ii) the Certificate of Incorporation and Bylaws, or like organizational documents, each as amended to date (collectively, “GigOptix Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. GigOptix is not in violation of any of the provisions of the GigOptix Charter Documents and each Subsidiary is not in violation of its respective GigOptix Subsidiary Charter Documents.

Section 4.02 Subsidiaries; No Prior Activities of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Merger Sub are, and as of the Closing Date will be, owned of record and beneficially by GigOptix. Section 4.02 of the GigOptix Disclosure Schedule sets forth each Subsidiary of GigOptix as of the Agreement Date. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary of GigOptix have been validly issued and are fully paid and nonassessable and are owned by GigOptix, a wholly-owned Subsidiary of GigOptix, or GigOptix and another wholly-owned Subsidiary of GigOptix, free and clear of all material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than liens for taxes not yet due and payable, except for restrictions imposed by applicable securities laws, and are duly authorized, validly issued, full paid and nonassessable. Other than the Subsidiaries of GigOptix, neither GigOptix nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

Section 4.03 Power, Authorization and Validity.

(a) Power and Authority. GigOptix and Merger Sub have all requisite corporate power and corporate authority to enter into, execute, deliver and perform each of their obligations under this Agreement and to consummate the Merger. The Merger and the execution, delivery and performance by GigOptix and Merger Sub of this Agreement and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by all requisite corporate action on the part of GigOptix and Merger Sub and no other corporate proceedings on the part of GigOptix and Merger Sub, including no approval of any holder of any securities of GigOptix, are necessary to approve this Agreement or to authorize or consummate the transactions contemplated hereby or thereby.

(b) No Consents. Except for the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and those consents, approvals and notices set forth in Section 4.03(b) of the GigOptix Disclosure Schedule, no consents or approvals of or notices to or filings, declarations or registrations with any Governmental Authority, any other governmental Person, or any other Person are necessary in connection with (i) the execution and delivery by GigOptix and Merger Sub of this Agreement or (ii) the consummation by GigOptix and Merger Sub of the Merger or the other transactions contemplated hereby or thereby.

(c) Enforceability. This Agreement has been duly executed and delivered by GigOptix and Merger Sub. This Agreement is, or when executed by GigOptix and Merger Sub shall be, valid and binding obligations of GigOptix and Merger Sub, enforceable against GigOptix and Merger Sub in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

Section 4.04 Capitalization of GigOptix.

(a) Authorized and Outstanding Capital Stock of GigOptix. The authorized capital stock of GigOptix consists of 50,000,000 shares of GigOptix Common Stock, of which 12,210,264 shares of GigOptix Common Stock are issued and outstanding as of the Agreement Date and 1,000,000 shares of GigOptix Preferred Stock, none of which are issued and outstanding as of the Agreement Date. Except for the shares of GigOptix Common Stock set forth above, no additional shares of GigOptix Common Stock shall be issued or outstanding as of the Closing Date except for shares of GigOptix Common Stock issued pursuant to the exercise of GigOptix Options and GigOptix Warrants outstanding as of the Agreement Date. GigOptix holds no treasury shares. All issued and outstanding shares of GigOptix Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by GigOptix in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by GigOptix.

(b) Options. Under the GigOptix Option Plans, (i) options to purchase 7,578,129 shares have been granted and are outstanding as of the Agreement Date and (ii) 2,530,574 shares of GigOptix Common Stock remain available for future issuance to officers, directors, employees and consultants of GigOptix; all of which remain available for future issuance pursuant only to the GigOptix, Inc. 2008 Equity Incentive Plan. All GigOptix Options have been issued and granted in compliance with Applicable Law and all requirements set forth in applicable Contracts.

(c) Warrants. As of the Agreement Date, a total of 2,167,703 shares of GigOptix Common Stock are subject to issuance upon exercise of the GigOptix Warrants.

(d) No Other Rights. Except for the conversion privileges of the GigOptix Options and the GigOptix Warrants and as otherwise set forth on Section 4.04(d) of the GigOptix Disclosure Schedule, there are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of GigOptix Common Stock or any securities or debt convertible into or exchangeable for GigOptix Common Stock or obligating GigOptix to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except set forth on Section 4.04(d) of the GigOptix Disclosure Schedule, there are no voting agreements, registration rights, rights of first refusal, preemptive rights, co-sale rights or other restrictions applicable to any outstanding securities of GigOptix.

(e) No Adjustments. Neither the execution and delivery of this Agreement nor the consummation of the Merger or any other transaction contemplated hereby or thereby shall trigger any adjustment provision in any GigOptix Option or GigOptix Warrant, including any adjustment to the exercise price of or the number of shares of GigOptix Common Stock underlying any such GigOptix Option or GigOptix Warrant.

Section 4.05 No Conflict. Neither the execution and delivery of this Agreement nor the consummation of the Merger or any other transaction contemplated hereby or thereby shall conflict with, result in a termination or material breach, impairment or violation of (with or without notice or lapse of time, or both), or constitute a material default, or require the consent, release, waiver or approval of any third party, under: (a) any provision of the GigOptix Charter Documents or the GigOptix Subsidiary Charter Documents of Merger Sub, each as currently in effect; (b) any Applicable Law applicable to GigOptix, Merger Sub or any of either of their assets or properties; (c) except as set forth on Section 4.03(b) of the GigOptix Disclosure Schedule, any GigOptix Material Contract; or (d) any privacy policy of GigOptix.

Section 4.06 Litigation. Except as set forth on Section 4.06 of the GigOptix Disclosure Schedule, there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against GigOptix or any of its Subsidiaries (or against any officer, director, employee or agent of GigOptix or any of its Subsidiaries in their capacity as such or relating to their employment, services or relationship with GigOptix or such Subsidiary) before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of GigOptix, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened. There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against GigOptix or any of its Subsidiaries. Except as set forth on Section 4.06 of the GigOptix Disclosure Schedule, to GigOptix’s knowledge, there is no basis for any person to assert a claim against GigOptix or any of its Subsidiaries based upon GigOptix’s entering into this Agreement or consummating the Merger or any of the transactions contemplated by this Agreement. Neither GigOptix nor any of its Subsidiaries has an action, suit, arbitration, mediation, proceeding, claim or investigation pending against any Governmental Authority or other Person.

Section 4.07 Taxes. For purposes of this Section 4.07, all references to “GigOptix” shall also include its predecessor and each of its Subsidiaries and their predecessors.

(a) GigOptix (and any consolidated, combined, unitary or aggregate group for Tax purposes of which GigOptix is or has been a member), (i) has properly completed and timely filed all Returns required to be filed by it (taking into account valid extension), (ii) has timely paid all Taxes required to be paid by it for which payment was due (whether or not shown or required to be shown on any Returns), (iii) has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to December 31, 2010 (which accrual or reserve as of December 31, 2010 is fully reflected on the unaudited balance sheet as of such date) and will establish an adequate accrual or reserve for the payment of all Taxes payable by GigOptix in respect of the periods or portion thereof through the Closing Date, (iv) has made (or will make on a timely basis) all estimated Tax payments required to be made, and (v) has no Liability for Taxes in excess of the amount so paid or accruals or reserves so established. All such Returns are true, correct and complete in all material aspects, and GigOptix has provided Endwave with true and correct copies of such Returns.

(b) GigOptix is not delinquent in the payment of any Tax or in the filing of any Returns, and to the knowledge of GigOptix, no deficiencies for any Tax have been threatened, claimed, proposed in writing or assessed against GigOptix. GigOptix has not received any notification from the Internal Revenue Service or any other taxing authority regarding any material issues that (i) are currently pending before the Internal Revenue Service or any other taxing agency or authority (including any sales or use taxing authority) regarding GigOptix, or (ii) have been raised by the Internal Revenue Service or other taxing agency or authority and not yet finally resolved. To the knowledge of GigOptix, no Return of GigOptix is under audit by the Internal Revenue Service or any other taxing agency or authority and past audits (if any) have been completed and fully resolved to the satisfaction of the applicable taxing agency or authority conducting such audit and all Taxes determined by such audit to be due from GigOptix have been paid in full to the applicable taxing agencies or authorities or to the extent being disputed in good faith, adequate reserves therefor have been established and are reflected in the unaudited balance sheet for GigOptix as of December 31, 2010. No claim has ever been made by the IRS or any other taxing authority with respect to GigOptix in a jurisdiction where GigOptix does not file Tax Returns that GigOptix is or may be subject to taxation by that jurisdiction.

(c) No Tax liens are currently in effect against any of the assets of GigOptix other than liens that arise by operation of law for Taxes not yet due and payable or that relate to Taxes being contested in good faith.

(d) There is not in effect any waiver by GigOptix of any statute of limitations with respect to any Taxes nor has GigOptix agreed to any extension of time for filing any Return that has not been filed. GigOptix has not consented to extend to a date later than the Agreement Date the period in which any Tax may be assessed or collected by any taxing agency or authority.

(e) GigOptix has complied (and until the Closing Date will comply) with all Applicable Law relating to the payment and withholding of Taxes (including withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), and has, within the time and in the manner prescribed by Applicable Law, withheld from amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and paid over to the proper taxing agencies and authorities all amounts required to be so withheld and paid over under all Applicable Law (including Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment tax withholding laws), including federal and state income Taxes, and has timely filed all withholding tax Returns.

(f) GigOptix is not a party to or bound by any tax sharing, tax indemnity, or tax allocation or similar agreement, plan, arrangement or agreement nor does GigOptix have any liability or potential liability to another party under any such agreement. For the purposes of the preceding sentence, the following agreements shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property taxes attributable to real property leased or occupied by GigOptix; and (ii) commercially reasonable agreements for the allocation of payment of personal property taxes, sales or use taxes or value added taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.

(g) GigOptix has not filed any disclosures under Sections 6662 or 6662A of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Return. GigOptix has not consummated, has not participated in, and is not currently participating in nor is a party to any listed or otherwise “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations or any transaction requiring similar disclosure under state, local or federal laws.

(h) GigOptix has never been a member of a consolidated, combined, unitary or aggregate group of which GigOptix was not the ultimate parent corporation. GigOptix has no liability for the Taxes of any Person (other than GigOptix) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract, law or otherwise.

(i) Neither GigOptix nor any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which either GigOptix is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code. GigOptix has in its possession official foreign government receipts for any Taxes paid by it to any foreign tax agencies and authorities.

(j) Other than adjustments caused by events occurring or elections made after the Effective Time, to the knowledge of GigOptix it has not been or will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time.

(k) To the knowledge of GigOptix, it is not required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) that ends after the Closing Date as a result of any:

(i) item of income that economically accrued and was accounted for prior to the Closing Date by reason of the installment method of accounting, the completed contract method of accounting, open transaction doctrine or otherwise;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law); or

(iv) prepaid amount received on or prior to the Closing Date.

(l) GigOptix has never filed any election under Section 341(f) of the Code as in effect prior to the Jobs and Growth Tax Relief Reconciliation Act of 2006. GigOptix is not a “personal holding company” within the meaning of the Code.

(m) GigOptix has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(n) GigOptix has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(o) GigOptix is in compliance with all applicable transfer pricing laws and regulations (including Treasury Regulations promulgated under Section 482 of the Code), including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of GigOptix.

(p) GigOptix was not a foreign personal holding company (within the meaning of Section 552 of the Code) on or before December 31, 2004, and GigOptix is not nor has been a passive foreign investment company (within the meaning of Section 1297 of the Code).

(q) GigOptix has never participated in an international boycott within the meaning of Section 999 of the Code.

(r) GigOptix is not and has not been a “Controlled Foreign Corporation” within the meaning of Section 957(a) of the Code.

(s) GigOptix has not entered into any agreement or arrangement that would cause its corporate income tax deduction to be or become limited under Section 162(m) of the Code.

(t) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority to which GigOptix has been a party. GigOptix has not requested or received a ruling from any Tax authority.

Section 4.08 SEC Filings; Financial Statements; Books and Records.

(a) SEC Filings. GigOptix has timely filed all forms, documents, statements and reports required to be filed under the Exchange Act prior to the date hereof by it with the SEC since January 1, 2009 (the forms, documents, statements and reports filed with the SEC since January 1, 2009, including any amendments thereto, the “GigOptix SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, the GigOptix SEC Reports complied, and each of the GigOptix SEC Reports filed subsequent to the Agreement Date will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the GigOptix SEC Reports so filed or that will be filed subsequent to the Agreement Date contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such GigOptix SEC Report has been amended or superseded by a later GigOptix SEC Report filed prior to the date hereof.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the GigOptix SEC Reports, each as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of GigOptix and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring adjustments).

(c) Books and Records. The Books and Records, in reasonable detail, accurately and fairly reflect in all material respects the activities of GigOptix and the business of GigOptix (and its Subsidiaries) as presently conducted (the “GigOptix Business”) and have been provided to Endwave or made available for its inspection.

(d) All Accounts Recorded. GigOptix has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts or funds which have been and are reflected in the Books and Records.

(e) Corporate Records. The stock records and minute books of GigOptix that have been made available to Endwave fully reflect all minutes of meetings, resolutions and other material actions and proceedings of the stockholders and board of directors and all committees thereof. True, correct and complete copies of the GigOptix Charter Documents have been made available to Endwave.

(f) Outstanding Indebtedness. Section 4.08(f) of the GigOptix Disclosure Schedule sets forth the amount and maturity of all outstanding bank indebtedness of GigOptix as of January 31, 2011.

Section 4.09 Title to Properties. GigOptix and each of its Subsidiaries have good and marketable title to all of each of their assets and properties (including those shown on the GigOptix Balance Sheet) free and clear of all Encumbrances, other than Permitted Encumbrances. Such assets are sufficient for the continued operation of the GigOptix Business. All properties used in the operations of the GigOptix Business are reflected on the GigOptix Balance Sheet. All machinery, vehicles, equipment and other tangible personal property owned or leased by GigOptix and each of its Subsidiaries or used in the GigOptix Business are, in all material respects, in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which GigOptix and each of its Subsidiaries are a party are fully effective and afford GigOptix a valid leasehold possession of the real or personal property that is the subject of the lease. To the knowledge of GigOptix, GigOptix and each of its Subsidiaries have complied with the terms of all leases to which each of them is a party and under which each of them is in occupancy, and all such leases are in full force and effect. Each of GigOptix and its Subsidiaries enjoys peaceful and undisturbed possession under all leases of real property. Neither GigOptix nor any of its Subsidiaries owns or has any other interest in any real property.

Section 4.10 Absence of Certain Changes. Since December 31, 2010, GigOptix, each of its Subsidiaries, and each of its and their predecessors have operated each of their businesses in the ordinary course consistent with each of their past practices, and since such date, except as contemplated by this Agreement, there has not been with respect to GigOptix or any of its Subsidiaries any:

(a) Material Adverse Change or any change, event, circumstance, condition or effect that would reasonably be expected to result in a Material Adverse Change;

(b) failure to operate the GigOptix Business in the ordinary course so as to use all commercially reasonable efforts to preserve the GigOptix Business intact and to preserve the continued services of GigOptix’s employees and goodwill of suppliers, customers and others having business relations with it;

(c) amendment or change in the GigOptix Charter Documents;

(d) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any Liability for borrowed money, or (iii) any Liability as a guarantor or surety with respect to the obligations of others;

(e) acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the stockholder’s termination of employment or services with it or pursuant to any right of first refusal;

(f) failure to pay any of its material obligations when due;

(g) purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its assets (including GigOptix IP Rights (as defined in Section 4.13(a)) and other intangible assets), properties or goodwill other than the sale or non-exclusive license of its products or services to its customers in the ordinary course of its business consistent with its past practices;

(h) damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(i) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities (other than repurchases of stock in accordance with the GigOptix Option Plan or applicable Contracts in connection with the termination of service of employees or other service providers);

(j) except as set forth on Section 4.10(j) of the GigOptix Disclosure Schedule, change or increase in the compensation payable or to become payable to any of its officers, directors, employees or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, directors, employees or agents;

(k) except as set forth on Section 4.10(k) of the GigOptix Disclosure Schedule, change with respect to its management, supervisory or other key personnel, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices;

(l) Liability incurred by it to any of its officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the ordinary course of its business consistent with its past practices;

(m) making by it of any loan, advance or capital contribution to, or any investment in, any of its officers, directors or stockholders or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(n) cancellation of any indebtedness or waiver of any rights of substantial value to it, other than in the ordinary course of its business consistent with its past practices;

(o) entering into, amendment of, relinquishment, termination or nonrenewal by it of any GigOptix Material Contract (or any other right or obligation) other than in the ordinary course of its business consistent with its past practices, any default by it under such Contract (or other right or obligation), or any written or, to GigOptix’s knowledge, oral indication or assertion by the other party thereto of any material problems with its services or performance under such GigOptix Material Contract (or other right or obligation) or such other party’s desire to so amend, relinquish, terminate or not renew any such GigOptix Material Contract (or other right or obligation);

(p) material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(q) (i) through the date of this Agreement, entering into by it of any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of Fifty Thousand Dollars ($50,000) or (ii) entering into by it of any Contract not in the ordinary course of its business consistent with its past practices, or the conduct of any business or operations other than in the ordinary course of its business consistent with its past practices;

(r) making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of GigOptix;

(s) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;

(t) any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practices, or any discount, accommodation or other concession made other than in the ordinary course of business, consistent with past practices, in order to accelerate or induce the collection of any receivable; or

(u) announcement of, any negotiation by or any entry into any Contract to do any of the things described in the preceding clauses (a) through (t) (other than negotiations and agreements with Endwave and its representatives regarding the transactions contemplated by this Agreement).

Section 4.11 Contracts.

(a) GigOptix has made available to Endwave, or has filed as an exhibit to a GigOptix SEC Report, a complete unredacted and correct copy of each material agreement or contract to which it is a party as of the Agreement Date, including any agreement or contract that is required to be filed as an exhibit to, or otherwise incorporated by reference in, the GigOptix SEC Reports pursuant to Item 601(a)(1) of Regulation S-K promulgated by the SEC. Except for this Agreement and except as listed on Section 4.11(a) of the GigOptix Disclosure Schedule, none of GigOptix or its Subsidiaries is a party to or bound by any Contract: (i) that would be required to be filed by GigOptix as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) containing covenants binding upon GigOptix or its Subsidiaries that materially restrict the ability of GigOptix or its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation) to compete in any business or geographic area that is material to GigOptix and its Subsidiaries, taken as a whole, as of the date hereof, except for any such Contract that may be cancelled without penalty by GigOptix or its Subsidiaries upon notice of sixty (60) days or less; or (iii) that would prevent, materially delay or materially impede GigOptix’s ability to consummate the Merger or the other transactions contemplated by this Agreement. Each such Contract described in clauses (i) through (iii) is referred to herein as a “GigOptix Material Contract.”

(b) Each of the GigOptix Material Contracts is valid and binding on GigOptix or its Subsidiaries, as the case may be, and, to the knowledge of GigOptix, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any GigOptix Material Contract by GigOptix or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by GigOptix or its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Notwithstanding anything in this Section 4.11, “GigOptix Material Contract” shall not include any Contract that (i) is terminable upon ninety (90) days’ or less notice without a penalty premium and does not contain payment obligations of GigOptix or its Subsidiaries in excess of $100,000 or (ii) is solely between GigOptix and one or more of its Subsidiaries or is solely between Subsidiaries of GigOptix.

Section 4.12 No Default; No Restrictions.

(a) GigOptix and each of its Subsidiaries have performed all material obligations required to be performed by each of them to date under the GigOptix Material Contracts, and there exists no material default or event of default or event, occurrence, condition or act, with respect to GigOptix or any of its Subsidiaries, to the knowledge of GigOptix, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a material default or event of default under any GigOptix Material Contract or (ii) give any third party (1) the right to declare a default or exercise any remedy under any GigOptix Material Contract, (2) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any GigOptix Material Contract, (3) the right to accelerate the maturity or performance of any obligation of GigOptix under any GigOptix Material Contract, or (4) the right to cancel, terminate or modify any GigOptix Material Contract, except in each case for those breaches or defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GigOptix. Neither GigOptix nor any of its Subsidiaries has received any written, or, to GigOptix’s knowledge, oral notice or other communication regarding any actual or possible violation or material breach of or material default under, or intention to cancel, call a default under, or modify, any GigOptix Material Contract.

(b) Except as listed in Section 4.12(b) of the GigOptix Disclosure Schedule, neither GigOptix nor any of its Subsidiaries is a party to, and no asset or property of GigOptix or any of its Subsidiaries is bound or affected by, any judgment, injunction, order or decree, that restricts or prohibits GigOptix, any of its Subsidiaries or, following the Effective Time, will restrict or prohibit the Surviving Corporation, from freely engaging in the GigOptix Business or from competing anywhere in the world (including any judgments, injunctions, orders or decrees, restricting the geographic area in which GigOptix or any of its Subsidiaries may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that GigOptix or any of its Subsidiaries may address in operating the GigOptix Business or restricting the prices which GigOptix or any of its Subsidiaries may charge for its products, technology or services (including most favored customer pricing provisions)), or includes any grants by GigOptix or any of its Subsidiaries of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights.

Section 4.13 Intellectual Property.

(a) To the knowledge of GigOptix, GigOptix or its Subsidiaries own or has the valid right to use or has a license to all Intellectual Property used in any GigOptix Product or Service (as defined in Section 4.13(c)) or otherwise used in the conduct of the GigOptix Business (such Intellectual Property being hereinafter collectively referred to as the “GigOptix IP Rights”). Such GigOptix IP Rights are sufficient for the conduct of the GigOptix Business. As used in this Agreement, “GigOptix-Owned IP Rights” means GigOptix IP Rights that are owned or purported to be owned by GigOptix or its Subsidiaries; and “GigOptix-Licensed IP Rights” means GigOptix IP Rights that are licensed to GigOptix or its Subsidiaries by a third party.

(b) Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement shall pursuant to any Contract to which GigOptix or any of its Subsidiaries is a party, in accordance with its terms: (i) constitute a material breach of or default under any such Contract governing any GigOptix IP Right (collectively, the “GigOptix IP Rights Agreements”); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any GigOptix IP Right; or (iii) materially impair the right of GigOptix, its Subsidiaries or the Surviving Corporation to use, make, market, license, sell, copy, distribute, or dispose of any GigOptix IP Right or portion thereof. Except as set forth in Section 4.13(b) of the GigOptix Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by GigOptix or its Subsidiaries to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, manufacture, marketing, license-in, sale, copying, distribution, or disposition of any GigOptix IP Rights by GigOptix or its Subsidiaries, and no royalties, honoraria, fees or other payments shall become payable as a result of the consummation of the transactions contemplated by this Agreement in excess of those that would have been required to be paid had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated hereby.

(c) To the knowledge of GigOptix, as of the date of this Agreement, neither the operation of the GigOptix Business nor the use, development, manufacture, marketing, license, sale, distribution or furnishing of any product or service, including, without limitation, all software, firmware, middleware, databases, interfaces, systems, devices, hardware, equipment, other tangible items designed, developed, produced, manufactured, assembled, sold, leased, installed, repaired, licensed, marketed, furnished, distributed or otherwise made available by GigOptix or its Subsidiaries (each a “GigOptix Product or Service”) as designed, developed, produced, manufactured, assembled, sold, leased, installed, repaired, licensed, marketed, furnished, distributed or otherwise made available by GigOptix or its Subsidiaries as of the date of this Agreement (i) violates any license or other Contract between GigOptix or its Subsidiaries and any third party, or (ii) infringes or misappropriates any Intellectual Property right of any other party. There is no pending, or to the knowledge of GigOptix, threatened in writing, claim or litigation contesting the validity, ownership or right of GigOptix or its Subsidiaries to use, develop, make, market, license, sell, distribute or furnish any GigOptix-Owned IP Right or GigOptix Product or Service, nor to the knowledge of GigOptix is there any legitimate basis for any such claim, nor has GigOptix or its Subsidiaries received any written notice asserting that any GigOptix-Owned IP Right or the use, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition thereof conflicts with or infringes the rights of any other party, nor to the knowledge of GigOptix is there any legitimate basis for any such assertion. Since January 1, 2008, GigOptix and each of its Subsidiaries have not received any written notice from any third party notifying any of them of, or requesting that any of them enter into a license under, any third party patents. None of the GigOptix-Owned IP Rights or GigOptix Products or Services of GigOptix or its Subsidiaries is subject to any proceeding or outstanding order or stipulation to which GigOptix or any of its Subsidiaries is a party (i) restricting in any manner the use, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by GigOptix or its Subsidiaries of any GigOptix-Owned IP Rights, any GigOptix Product or Service, or which may affect the validity, use or enforceability of any such GigOptix-Owned IP Rights or GigOptix Product or Service, or (ii) restricting the conduct of the GigOptix Business in order to accommodate Intellectual Property rights of a third party.

(d) To GigOptix’s knowledge, no current or former employee, consultant or independent contractor of GigOptix or any of its Subsidiaries: (i) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, GigOptix or any of its Subsidiaries or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for GigOptix or any of its Subsidiaries that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work except as directed by GigOptix or any of its Subsidiaries. To GigOptix’s knowledge, neither the employment of any employee of GigOptix or any of its Subsidiaries, nor the use by GigOptix or any of its Subsidiaries of the services of any consultant or independent contractor subjects GigOptix or any of its Subsidiaries to any Liability to any third party (including for improperly soliciting such employee, consultant or independent contractor to work for GigOptix or any of its Subsidiaries).

(e) GigOptix and each of its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the GigOptix IP Rights and to preserve and maintain all GigOptix’s and each of its Subsidiaries’ interests, proprietary rights and trade secrets in the GigOptix IP Rights. All current and former officers, employees, consultants and independent contractors of GigOptix, each of its Subsidiaries, and each of its and their predecessors having access to proprietary information of GigOptix, each of its Subsidiaries, and each of its and their predecessors, including any inventions and any proprietary information received by GigOptix or any of its Subsidiaries from any of their respective customers and partners have executed and delivered to GigOptix or its predecessors and its Subsidiaries or their predecessors an agreement regarding the protection of such proprietary information (in the case of proprietary information of their respective customers and business partners, to the extent required by such customers and business partners); and copies of all such agreements have been delivered to Endwave. GigOptix, each of its Subsidiaries, and each of its and their predecessors have secured valid written assignments from all of their current and former consultants, independent contractors and employees who were involved in, or who contributed to, the creation or development of any material GigOptix-Owned IP Rights, of the rights to such contributions that may be owned by such persons or that GigOptix, each of its Subsidiaries, and each of its and their predecessors did not or do not already own by operation of law, except where such assignments are not permitted by Applicable Law. No current or former employee, officer, director, consultant or independent contractor of GigOptix, any of its Subsidiaries or any of its or their predecessors has any right, license, claim or interest whatsoever in or with respect to any GigOptix-Owned IP Rights.

(f) To the knowledge of GigOptix, all registered patents, trademarks, service marks, Internet domain names, Internet or World Wide Web URLs or addresses, copyrights and mask work rights that are material GigOptix-Owned IP Rights are valid and subsisting, and GigOptix or its Subsidiaries are the record owner thereof. To the knowledge of GigOptix, all registered patents, trademarks and service marks, are currently in compliance with all legal requirements other than any requirement, that if not satisfied, with respect to a patent would not result in a revocation or lapse or otherwise adversely affect its enforceability, and with regard to a trademark or service mark would not result in a cancellation of such registration or otherwise adversely affect the use, priority or enforceability of the trademark or service mark. To the knowledge of GigOptix, GigOptix, each of its Subsidiaries, and each of its and their predecessors have not taken any action or failed to take any action, or used or enforced (or failed to use or enforce) any of the patents for which any of them has applied for or been issued a registration in a manner that would result in the abandonment or unenforceability of such patent. GigOptix or its Subsidiaries are the exclusive owners of all trademarks and, to the knowledge of GigOptix, trade names used in connection with the operation or conduct of the GigOptix Business, including the sale, licensing, distribution or provision of any GigOptix Products or Services by GigOptix or any of its Subsidiaries.

(g) GigOptix or its Subsidiaries own all right, title and interest in and to all material GigOptix-Owned IP Rights free and clear of all Encumbrances (other than Permitted Encumbrances) and licenses (other than non-exclusive licenses provided on GigOptix’s or any of its Subsidiaries’ standard form of agreement without material deviation).

(h) Except as set forth in a standard customer agreement for GigOptix and its Subsidiaries, there are no unfulfilled performance commitments under any license, sublicense or Contract, including specified upgrades and undelivered elements, except for maintenance services which have not yet been provided as it related to undelivered elements. None of the licenses or other Contracts of GigOptix grants any third party exclusive rights to or under any GigOptix-Owned IP Rights or grants any third party the right to sublicense any of such GigOptix-Owned IP Rights. GigOptix and each of its Subsidiaries have not transferred ownership of any Intellectual Property that is owned by GigOptix or any of its Subsidiaries to any third party, or knowingly permitted GigOptix’s or any of its Subsidiaries’ rights in such Intellectual Property to lapse or enter the public domain (other than through the expiration of registered Intellectual Property at the end of its statutory term).

(i) Neither GigOptix, nor any of its Subsidiaries, nor any other party authorized to act on any of their behalves has disclosed or delivered to any party (other than any employee or contractor of GigOptix or any of its Subsidiaries in the course of their performance of work for the applicable of GigOptix or its Subsidiaries), or permitted the disclosure or delivery to any escrow agent or other party of, any GigOptix Source Code (as defined below). To the knowledge of GigOptix, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by GigOptix, or any of its Subsidiaries or any other party authorized to act on any of their behalves to any party of any GigOptix Source Code. Except as set forth in Section 4.13(i) of the GigOptix Disclosure Schedule neither GigOptix nor any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or other party, any GigOptix Source Code and neither the execution of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any GigOptix Source Code. As used in this Section 4.13(i), “GigOptix Source Code” means, collectively, the source code of any software or program (i.e., software code in its original, human readable, un-compiled, form), or any portion, aspect or segment of any source code, or any material proprietary information or algorithm contained in or relating to any software source code, owned by or licensed to GigOptix, or its Subsidiaries, or otherwise used by GigOptix or any of its Subsidiaries, or marketed or currently proposed to be marketed by GigOptix or any of its Subsidiaries.

(j) All software developed by GigOptix, any of its Subsidiaries or any of its or their predecessors and licensed by GigOptix, any of its Subsidiaries or any of its or their predecessors to customers and all GigOptix Products or Services provided by or through GigOptix, any of its Subsidiaries or any of its or their predecessors to customers on or prior to the Closing Date conform in all material respects (to the extent required in Contracts with such customers) to applicable contractual commitments, express and implied warranties, product specifications and product Documentation and to any representations provided to customers, and neither GigOptix nor any of its Subsidiaries has any material Liability (and, to the knowledge of GigOptix, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against GigOptix or any of its Subsidiaries giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the GigOptix Balance Sheet. GigOptix has made available to Endwave all Documentation relating to the testing of the GigOptix Products or Services and plans and specifications for GigOptix Products or Services currently under development by GigOptix or any of its Subsidiaries. GigOptix and each of its Subsidiaries have a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any GigOptix Products or Services, and maintains a database covering the foregoing, where commercially reasonable. For all software used by GigOptix or any of its Subsidiaries in providing GigOptix Products or Services, or in developing or making available any of the GigOptix Products or Services, GigOptix and each of its Subsidiaries have implemented any and all material security patches or upgrades that to the knowledge of GigOptix are generally available for that software. For all software used by GigOptix or any of its Subsidiaries in providing GigOptix Products or Services, or in developing or making available any of the GigOptix Products or Services, GigOptix and each of its Subsidiaries have implemented any and all material security patches or upgrades that to the knowledge of GigOptix are generally available for that software, where commercially reasonable.

(k) Except with respect to demonstration or trial copies, no product, system, program or software module designed, developed, distributed, licensed or otherwise made available by GigOptix or its Subsidiaries to any Person, including without limitation any GigOptix Product or Service, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

(l) The GigOptix Business as currently conducted and as currently proposed to be conducted complies with all Applicable Laws whether U.S. or otherwise, regarding encryption technology, including, without limitation, the import and export thereof.

(m) GigOptix or its Subsidiaries is not nor has ever been a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that could or does require or obligate GigOptix or its Subsidiaries to grant or offer to any other Person any license or right to any GigOptix IP Rights, including without limitation any future Intellectual Property developed, conceived, made or reduced to practice by GigOptix or its Subsidiaries or any Affiliate of GigOptix after the Agreement Date

(n) No funding, facilities or personnel of any Governmental Authority or a university, college, other education institution or research center, or funding from third parties (other than funds received in consideration for GigOptix Common Stock or pursuant to instruments of indebtedness for borrowed money) were used directly or indirectly, in the development by GigOptix or any of its Subsidiaries, in whole or in part, of the GigOptix-Owned IP Rights, GigOptix Products or Services, computer software programs or applications owned by GigOptix or any of its Subsidiaries. To the knowledge of GigOptix, no current or former employee, consultant or independent contractor of GigOptix or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any GigOptix-Owned IP Rights has performed services for any Governmental Authority, for a university, college or other education institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for GigOptix or any of its Subsidiaries.

(o) GigOptix and each of its Subsidiaries have not taken and until Closing will not take any actions that (i) incorporate any Public Software, in whole or in part, into any GigOptix Product or Service or any portion thereof; (ii) use Public Software, in whole or in part, in the development of any part of any GigOptix Product or Service or any portion thereof in a manner that may subject any GigOptix Product or Service, in whole or in part, to all or part of the license obligations of any Public Software; or (iii) combine or distribute any GigOptix Product or Service with Public Software. As used herein, “Public Software” means software licensed pursuant to terms that directly or indirectly grant, or purport to grant, to any third party any rights or immunities under the GigOptix-Owned IP or any GigOptix Product or Service. Public Software includes, without limitation, any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge and by way of example, shall include, without limitation, software licensed under GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, the Artistic License (e.g., PERL) and the Apache License.

Section 4.14 Compliance with Laws.

(a) GigOptix, each of its Subsidiaries and each of its and their predecessors have complied in all material respects, and are now in material compliance, with all Applicable Law.

(b) All materials, products and services distributed or marketed by GigOptix, each of its Subsidiaries and each of its and their predecessors have at all times made all material disclosures to users or customers required by Applicable Law, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.

(c) To the knowledge of GigOptix, each of its Subsidiaries and each of its and their predecessors holds, and at all times has held, and at Closing will hold, all Governmental Permits, and all such Governmental Permits are valid and in full force and effect. GigOptix, each of its Subsidiaries and each of its and their predecessors have complied with each Governmental Permit to which each of them is subject. To the knowledge of GigOptix, GigOptix has not received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit. GigOptix has no knowledge of any outstanding material violation of any Governmental Permit.

(d) There is no unresolved deficiency, violation or exception claimed or asserted by any Governmental Authority with respect to any examination of any of GigOptix or any of its Subsidiaries.

(e) Neither GigOptix, nor any of its Subsidiaries or its or their predecessors, or to GigOptix’s knowledge any of their respective directors, officers, agents or employees, has, for or on behalf of GigOptix or such predecessor or Subsidiary, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption statute or (iii) made any other payment in violation of Applicable Law.

(f) In each application for a Governmental Grant submitted by or on behalf of GigOptix or any of its Subsidiaries, all information required by such application has been disclosed accurately and completely in all material respects. Except for undertakings set forth in letters of approval for Governmental Grants and under Applicable Law, there are no undertakings of GigOptix or any of its Subsidiaries given in connection with any Governmental Grant. GigOptix its Subsidiaries are in compliance with the terms, conditions, requirements and criteria of all Governmental Grants, except for any noncompliance with such Governmental Grants that would not cause GigOptix to lose a material benefit or incur any material liability and has duly fulfilled all conditions, undertakings and other obligations relating thereto. Except as set forth in Section 4.14(f) of the GigOptix Disclosure Schedule, no Governmental Authority: (i) has awarded any participation or provided any support to GigOptix or any of its Subsidiaries; or (ii) is or may become entitled to receive any royalties or other payments from GigOptix or any its Subsidiaries.

(g) To GigOptix’s knowledge, no event has occurred, and no circumstance or condition exists, that would or that could reasonably be expected to give rise to: (A) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant; (B) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant; or (C) a requirement that GigOptix or any of its Subsidiaries return or refund any benefits provided under any Governmental Grant. The consummation of the Merger pursuant to the terms of this Agreement: (1) will not adversely affect the ability of GigOptix or any of its Subsidiaries to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (2) will not result in (x) the failure of GigOptix or any of its Subsidiaries to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant or (y) any claim by any Governmental Authority or other Person that any GigOptix or any of its Subsidiaries is required to return or refund, or that any Governmental Authority is entitled to recapture, any benefit provided under any Governmental Grant. No consent of any Governmental Authority or other Person is required to be obtained prior to the consummation of the Merger pursuant to the terms of this Agreement in order to preserve the entitlement of GigOptix or any of its Subsidiaries to any Governmental Grant or to avoid any increase in royalty rates incurred by GigOptix or any of its Subsidiaries under any such Governmental Grant or other change in the terms and conditions applicable to GigOptix or any of its Subsidiaries under any such Governmental Grant. There is no intention to change the terms of any Governmental Grant, except as may result from generally applicable changes to the relevant laws and regulations thereunder.

Section 4.15 Certain Transactions and Agreements. Since January 1, 2009, neither GigOptix nor any of its Subsidiaries has entered into any material transaction with any Affiliate of GigOptix or any of its Subsidiaries or any transaction that would be required to be reported by GigOptix pursuant to Item 404 of Regulation S-K under the Securities Act that has not been so reported.

Section 4.16 Employees, ERISA and Other Compliance.

(a) To the knowledge of GigOptix, GigOptix and each of its Subsidiaries have always been and currently are in compliance in all material respects with all Applicable Law and Contracts relating to employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, and have correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and the California Labor Code. To the knowledge of GigOptix, all employees of GigOptix and each of its Subsidiaries are legally permitted to be employed by GigOptix and such Subsidiary in the jurisdiction in which such employee is employed in their current job capacities for the maximum period allowed under Applicable Law. To GigOptix’s knowledge, all independent contractors providing services to GigOptix and each of its Subsidiaries have been properly classified as independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other Applicable Law. Except as set forth on Section 4.16(a) of the GigOptix Disclosure Schedule, GigOptix and each of its Subsidiaries do not have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). To the knowledge of GigOptix as of the Agreement Date, no employees or consultants of GigOptix or any of its Subsidiaries have given notice to GigOptix or such Subsidiary of an intention to terminate his or her employment or relationship with GigOptix or such Subsidiary.

(b) To the knowledge of GigOptix, GigOptix and each of its Subsidiaries are not now, nor has ever been, subject to a union organizing effort. GigOptix and each of its Subsidiaries are not subject to any collective bargaining agreement with respect to any of their employees, subject to any other Contract with any trade or labor union, employees’ association or similar organization, or subject to any current disputes with a labor organization. GigOptix and each of its Subsidiaries have good labor relations, and GigOptix has no knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated hereby shall have a material adverse effect on such labor relations. As of the date of this Agreement, GigOptix has no knowledge of any facts indicating that any GigOptix employee has filed or intends to file an internal or external complaint regarding his or her employment at GigOptix, including, without limitation, complaints of discriminations, harassment, retaliation, and / or unpaid wages.

(c) Neither GigOptix nor any ERISA Affiliate of GigOptix has participated in a pension plan which constitutes, or has since the enactment of ERISA, constituted, a “multiemployer plan” as defined in Section 3(37) of ERISA or a “multiple employer plan” as defined in Section 413(c) of the Code. No pension plan of GigOptix or an ERISA Affiliate of GigOptix is subject to Title IV of ERISA.

(d) Each employment, consulting, severance or other similar written Contract, each “employee benefit plan” as defined in Section 3(3) of ERISA and each written plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such), workers’ benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is entered into, maintained or contributed to by GigOptix, any Subsidiary of GigOptix or any ERISA Affiliate of GigOptix and covers any employee or former employee of GigOptix, its predecessors or any Subsidiary of GigOptix or ERISA Affiliate of GigOptix (excluding any government plans, programs or mandates) (collectively referred to as “GigOptix Benefit Arrangements”) have been maintained, including as to form, in compliance in all material respects with their terms and with the requirements prescribed by any and all Applicable Law. No GigOptix Benefit Arrangement is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Section 412 of the Code or Section 302 of ERISA. No GigOptix Benefit Arrangement or assets associated therewith is subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. Subject to Applicable Laws, GigOptix has the right under the terms of each applicable GigOptix Benefit Arrangement to terminate such GigOptix Benefit Arrangement (or terminate the participation in such

GigOptix Benefit Arrangement by GigOptix), and no additional contribution would be required to properly effect such termination.

(e) No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of GigOptix is threatened in writing against or with respect to any GigOptix Benefit Arrangement (other than claims for benefits under such GigOptix Benefit Arrangement that are routine), including any audit or inquiry by the IRS or the DOL. No “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred that involves the assets of any GigOptix Benefit Arrangements and that is reasonably likely to subject GigOptix, any of the its Subsidiaries, or any of their employees to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or material sanctions imposed under Title I of ERISA.

(f) All contributions due from GigOptix with respect to any of the GigOptix Benefit Arrangements have been made or have been accrued on GigOptix’s financial statements, and no further contributions shall be due or shall have accrued thereunder as of the Closing Date (other than contributions accrued in the ordinary course of business, consistent with past practices, after the GigOptix Balance Sheet Date as a result of the operations of GigOptix after the GigOptix Balance Sheet Date).

(g) All individuals who, pursuant to the terms of any GigOptix Benefit Arrangement, are entitled to participate in any GigOptix Benefit Arrangement, are currently participating in such GigOptix Benefit Arrangement or have been offered an opportunity to do so and have declined to do so.

(h) There has been no amendment to, written interpretation or announcement (whether or not written) by GigOptix relating to, or change in employee participation or coverage under, any GigOptix Benefit Arrangement that would increase materially the expense of maintaining such GigOptix Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2010 (other than increased insurance premiums), except any such amendments that are required under Applicable Law. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in connection with the termination of employment or change of position of any employee following or in connection with the consummation of the Merger) constitute an event under any GigOptix Benefit Arrangement that will or may result in any material payment (whether severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee.

(i) To GigOptix’s knowledge, no employee or consultant of GigOptix or any of its Subsidiaries is in material violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by GigOptix or any of its Subsidiaries or to use trade secrets or proprietary information of others. To GigOptix’s knowledge, the employment of any employee or consultant by GigOptix and each of its Subsidiaries does not subject it to any material Liability to any third party other than Liabilities with respect to employer payroll tax and employee tax withholding.

(j) GigOptix and each of its Subsidiaries have not established any compensation or benefit plan that is maintained or is required to be maintained or contributed to by the law or applicable custom or rule of a jurisdiction outside of the United States.

(k) In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act in respect of GigOptix or any of its Subsidiaries.

(l) All required reports and descriptions of each GigOptix Benefit Arrangement (including Internal Revenue Service Form 5500 annual reports, summary annual reports, summary plan descriptions and summaries of material modifications) have been timely filed with the IRS, the DOL or other governmental body and have been distributed as required.

(m) The form of each GigOptix Benefit Arrangement that is subject to Section 409A of the Code meets the requirements of Sections 409A(a)(2), (3) and (4) of the Code and has been operated in accordance with such requirements.

(n) No amount previously paid or that is payable or that may become payable by GigOptix or any of its Subsidiaries pursuant to any GigOptix Benefit Arrangement or as a result of, in connection with or arising under this Agreement or the Certificate of Merger shall fail to be deductible under Section 162(m) of the Code.

Section 4.17 Insurance. GigOptix and each of its Subsidiaries maintain the policies of insurance and bonds set forth in Section 4.17 of the GigOptix Disclosure Schedule, including all legally required workers’ compensation and other insurance. Section 4.17 of the GigOptix Disclosure Schedule sets forth the name of the insurer under each such policy and bond, the type of policy or bond, and the coverage amount and any applicable deductible. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and GigOptix and each of its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and GigOptix has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds. All such policies provide insurance coverage for GigOptix’s or its Subsidiaries assets and operation of the GigOptix Business, of the kinds, in the amounts and against the risks required to comply with Applicable Law and/or any contractual or other obligations, and such policies are of the scope and amount customary and reasonable for the businesses in which GigOptix and its Subsidiaries has engaged. Neither GigOptix nor any of its Subsidiaries has been refused any insurance with respect to any aspect of the operations of its business, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. The activities and operations of GigOptix and each of its Subsidiaries have been conducted in a manner so as to materially conform to all applicable provisions of such policies and bonds. GigOptix has delivered to Endwave correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of GigOptix.

Section 4.18 Environmental Matters. To the knowledge of GigOptix, GigOptix and its predecessors and Affiliates are in material compliance with all Environmental Laws, which compliance includes the possession by GigOptix of all material permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. GigOptix has not received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that GigOptix is not in compliance with any Environmental Law, and to the knowledge of GigOptix, there are no circumstances that may prevent or interfere with the compliance by GigOptix with any current Environmental Law in the future. To the knowledge of GigOptix, no current or prior owner of any property leased or possessed by GigOptix has received any written notice or other written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or GigOptix is not in compliance with any Environmental Law. All Governmental Permits held by GigOptix pursuant to any Environmental Law (if any) are identified in Section 4.18 of the GigOptix Disclosure Schedule.

Section 4.19 Customers and Suppliers.

(a) GigOptix has no outstanding material disputes concerning its products and/or services with any customer or distributor who was one of the 10 largest sources of revenues for GigOptix, based on amounts paid or payable in the year ended December 31, 2010 (each, a “GigOptix Significant Customer”), and GigOptix has no knowledge of any material dissatisfaction on the part of any GigOptix Significant Customer. Since January 1, 2011, GigOptix has not received any written or, to GigOptix’s knowledge, oral notice from any GigOptix Significant Customer that such customer shall not continue as a customer of GigOptix or any of its Subsidiaries or that such customer intends to terminate or materially modify existing Contracts with GigOptix (or the Surviving Corporation, Endwave or any of its Subsidiaries) or that such customer refuses to make payments for products delivered or services rendered. GigOptix has not had any of its products returned by a GigOptix

Significant Customer thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any material amount of revenue by GigOptix.

(b) GigOptix has no outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2010 was one of the 10 largest suppliers of products and/or services to GigOptix, based on amounts paid or payable (each, a “GigOptix Significant Supplier”) and GigOptix has no knowledge of any material dissatisfaction on the part of any GigOptix Significant Supplier. Since January 1, 2011, GigOptix has not received any written notice from any GigOptix Significant Supplier that such supplier shall not continue as a supplier to GigOptix or any of its Subsidiaries or that such supplier intends to terminate or materially modify existing Contracts with GigOptix (or the Surviving Corporation, Endwave or any of its Subsidiaries). GigOptix has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the GigOptix Businesses, and GigOptix has no knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

Section 4.20 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of GigOptix, Merger Sub or any of their Affiliates.

Section 4.21 Fairness Opinion. The board of directors of GigOptix has received the opinion of Roth Capital Partners, dated as of the Agreement Date, based on and subject to the assumptions, matters considered and limitations described therein, regarding the fairness to GigOptix from a financial point of view of the Merger Consideration to be paid by GigOptix in connection with the Merger. A copy of such opinion shall be made available to Endwave, solely for informational purposes, promptly after the Agreement Date.

Section 4.22 Inventory. All inventory of GigOptix, whether or not reflected in the unaudited balance sheet of GigOptix dated December 31, 2010 consists of a quality and quantity usable and salable in the ordinary course of business of GigOptix, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the GigOptix Balance Sheet. The quantities of each item of inventory are reasonable in the present circumstances of GigOptix. GigOptix has good and marketable title to the inventories free and clear of all Encumbrances (other than Permitted Encumbrances). The inventories do not include any material amount of inventory that is slow-moving, obsolete, excess, damaged or otherwise not merchantable or returnable by vendors for full credit.

Section 4.23 Board Approval. The board of directors of GigOptix has, as of the Agreement Date, (i) determined that the Merger is fair to, advisable and in the best interests of GigOptix and its stockholders and duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.24 Disclosure. No representation or warranty of GigOptix in this Agreement and no statement in the GigOptix Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

Section 4.25 Reorganization. None of GigOptix, any of its Subsidiaries nor, to the knowledge of GigOptix, any of GigOptix’s Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code and GigOptix is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business During Interim Period.

(a) Except as contemplated or required by this Agreement, or as set forth in Section 5.01(a) of the Endwave Disclosure Schedule, or as expressly consented to in writing by GigOptix, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the termination of this Agreement or the Effective Time, each of Endwave and its Subsidiaries will (i) conduct its operations according to its ordinary and usual course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action that would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Endwave shall also comply with the obligations set forth in Section 5.01(a) of the Endwave Disclosure Schedule. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or Effective Time neither Endwave nor any of its Subsidiaries will, without the prior written consent of GigOptix (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

(i) enter into, violate, extend, amend or otherwise modify or waive any of the terms of any Endwave Material Contract;

(ii) split, combine or reclassify any shares of its capital stock;

(iii) except as permitted in Section 5.04(c) of this Agreement, authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any material partnership, association, joint venture, joint development, technology transfer, or other material business alliance;

(iv) fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to GigOptix;

(v) maintain its Books and Records in a manner other than in the ordinary course of business and consistent with past practice;

(vi) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(vii) institute any change in its accounting methods, principles or practices or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than as required by GAAP or the rules and regulations promulgated by the SEC;

(viii) in respect of any Taxes, make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment except as required by Applicable Law;

(ix) suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities;

(x) issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, other than pursuant to the exercise or conversion of Endwave Stock Awards outstanding as of the Agreement Date, including as such Endwave Stock Awards may have vesting accelerated pursuant to the terms of the Endwave Option Plan; or

(xi) take or agree to take, any of the actions described in Section 3.10 (except for taking of any action described under Section 3.10(g) to the extent that such action is not material to Endwave or its business, or for taking of any action described under Section 3.10(q)), or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect such that the condition set forth in Section 7.02(a) would not be satisfied or prevent it from performing or cause it not to perform its covenants hereunder such that the condition set forth in Section 7.02(b) would not be satisfied.

(b) Except as contemplated or required by this Agreement, or as set forth in Section 5.01(b) of the GigOptix Disclosure Schedule, or as expressly consented to in writing by Endwave, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the termination of this Agreement or the Effective Time, each of GigOptix and its Subsidiaries will (i) conduct its operations according to its ordinary and usual course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action that would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. GigOptix shall also comply with the obligations set forth in Section 5.01(a) of the GigOptix Disclosure Schedule. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or Effective Time neither GigOptix nor any of its Subsidiaries will, without the prior written consent of Endwave (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

(i) enter into, violate, extend, amend or otherwise modify or waive any of the terms of any GigOptix Material Contract;

(ii) split, combine or reclassify any shares of its capital stock;

(iii) authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any material partnership, association, joint venture, joint development, technology transfer, or other material business alliance;

(iv) fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled, terminated or materially altered, except in the ordinary course of business and consistent with past practice and following written notice to GigOptix;

(v) maintain its Books and Records in a manner other than in the ordinary course of business and consistent with past practice;

(vi) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(vii) institute any change in its accounting methods, principles or practices or revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than as required by GAAP or the rules and regulations promulgated by the SEC;

(viii) in respect of any Taxes, make or change any material election, change any accounting method, enter into any closing agreement, settle any material claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment except as required by Applicable Law;

(ix) suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs or other such activities;

(x) issue any capital stock or other options, warrants or other rights to purchase or acquire capital stock, other than pursuant to the exercise or conversion of GigOptix Stock Awards outstanding as of the Agreement Date, including as such GigOptix Stock Awards may have vesting accelerated pursuant to the terms of the GigOptix Option Plans; or

(xi) take or agree to take, any of the actions described in Section 4.10 (except for taking of any action described under Section 4.10(g) to the extent that such action is not material to GigOptix or its business, or for taking of any action described under Section 4.10(q)), or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect such that the condition set forth in Section 7.01(a) would not be satisfied or prevent it from performing or cause it not to perform its covenants hereunder such that the condition set forth in Section 7.01(b) would not be satisfied.

Section 5.02 No Solicitation.

(a) From and after the Agreement Date until the Effective Time or termination of this Agreement pursuant to Article VIII, Endwave and its Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Endwave Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Endwave Acquisition Proposal, (iii) engage in discussions with any person with respect to any Endwave Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Endwave Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Endwave Acquisition Transaction. Notwithstanding anything to the contrary contained in this Section 5.02 or in any other provision of this Agreement, Endwave and its board of directors: (i) may furnish information to, or participate in discussions with, any third party that has made an unsolicited Endwave Acquisition Proposal (a “Potential Acquirer”) that the board of directors reasonably concludes may lead to an Endwave Superior Offer (as defined in Section 5.04(c) hereof); and (ii) may participate in discussions or negotiations with any Potential Acquirer or approve an unsolicited Endwave Acquisition Proposal if the board of directors is advised by its financial advisor that the Potential Acquirer submitting such Endwave Acquisition Proposal has the financial wherewithal to be reasonably capable of consummating such an Endwave Acquisition Proposal, and the board of directors determines in good faith, (A) after receiving advice from its financial advisor, that such Endwave Acquisition Proposal is an Endwave Superior Offer (as defined in Section 5.04(c) hereof), and (B) after consultation with its legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Endwave Acquisition Proposal would be inconsistent with the board of directors’ fiduciary duties under Applicable Law. Endwave agrees that any non-public information furnished to a Potential Acquirer will be pursuant to a confidentiality, standstill and nonsolicitation agreement containing provisions at least as favorable to Endwave as the confidentiality, standstill and nonsolicitation provisions of the Confidentiality Agreement (as defined in Section 5.03). In the event that Endwave shall determine to provide any information as described above, or shall receive any Endwave Acquisition Proposal (or any material amendment to an Endwave Acquisition Proposal previously received), it shall promptly, and in any event within 24 hours, inform GigOptix in writing as to that fact and shall furnish to GigOptix the identity of the recipient of such information to be provided and/or the Potential Acquirer and the terms of such Endwave Acquisition Proposal (or material amendment). For purposes of this Agreement, “Endwave Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by GigOptix) relating to any Endwave Acquisition Transaction. For purposes of this Agreement, “Endwave Acquisition Transaction” shall mean any transaction or series of related transactions involving: (A) any purchase from Endwave or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of Endwave or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of Endwave or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Endwave; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of Endwave; or (C) any liquidation or dissolution of Endwave.

(b) In addition to the obligations of Endwave set forth in Section 5.02(a), Endwave as promptly as practicable shall advise GigOptix orally and in writing of any Endwave Acquisition Proposal or any request for non-public information or inquiry which Endwave reasonably believes would lead to an Endwave Acquisition Proposal or to any Endwave Acquisition Transaction, the material terms and conditions of such Endwave Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Endwave Acquisition Proposal, request or inquiry. Endwave will keep GigOptix informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any such Endwave Acquisition Proposal, request or inquiry.

(c) From and after the Agreement Date until the Effective Time or termination of this Agreement pursuant to Article VIII, GigOptix and its Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any GigOptix Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any GigOptix Acquisition Proposal, (iii) engage in discussions with any person with respect to any GigOptix Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any GigOptix Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any GigOptix Acquisition Transaction. For purposes of this Agreement, “GigOptix Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by GigOptix) relating to any GigOptix Acquisition Transaction. For purposes of this Agreement, “GigOptix Acquisition Transaction” shall mean any transaction or series of related transactions involving: (A) any purchase from GigOptix or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of GigOptix or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of GigOptix or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving GigOptix; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of GigOptix; or (C) any liquidation or dissolution of GigOptix.

(d) Notwithstanding anything contained in Section 5.02(c), prior to the Effective Time, GigOptix may furnish nonpublic information regarding GigOptix to, and enter into discussions or negotiations with, any Person in response to an unsolicited, bona fide written GigOptix Acquisition Proposal made or received after the date of this Agreement, which GigOptix’s board of directors determines in good faith constitutes, or is reasonably likely to result in, a GigOptix Superior Offer (and is not withdrawn) if: (A) neither GigOptix nor any representative of GigOptix shall have failed to comply with this Section; (B) the board of directors of GigOptix concludes in good faith, after consultation with outside counsel, that the failure to take such action would result in a breach of the fiduciary duties of the board of directors of GigOptix under Applicable Law; (C) within 24 hours following the furnishing of any such nonpublic information to, or entering into discussions with, such Person, GigOptix gives Endwave written notice of the identity of such Person and of GigOptix’s intention to furnish nonpublic information to, or enter into discussions with, such Person or has furnished, or entered into discussions with, such Person. For purposes of this Agreement, “GigOptix Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving GigOptix pursuant to which the stockholders of GigOptix immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving GigOptix), directly or indirectly, of ownership of 90% of the then outstanding shares of capital stock of GigOptix, on terms that the board of directors of GigOptix determines, in its reasonable judgment (based on the advice of counsel and the written advice of its financial advisor) to be an offer that the GigOptix board of directors must consider in order to fulfill its fiduciary duties; provided, however, that any such offer shall not be deemed to be an “GigOptix Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of GigOptix board of directors (based on the advice of its financial advisor) to be obtained by such third party on a timely basis.

Section 5.03 Access to Information. From the Agreement Date until the Effective Time, Endwave and GigOptix will each afford to the other and their authorized representatives (including counsel, environmental and other consultants, accountants, auditors and agents) reasonable access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all of its and its Subsidiaries’ Books and Records, will permit the other and its authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of its Subsidiaries to furnish such persons with such financial and operating data and other information with respect to its business and properties as they may from time to time reasonably request, subject to the restrictions set forth in the Confidentiality Agreement between GigOptix and Endwave (the “Confidentiality Agreement”). GigOptix and Merger Sub agree that each of them will treat any such information in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 5.04 Special Meetings; Registration Statement; Board Recommendations.

(a) Endwave Special Meeting. Promptly after the date hereof, subject to Section 5.04(c) and 5.04(e), Endwave will take all action necessary in accordance with Delaware Law and its Amended and Restated Certificate of Incorporation and bylaws to convene a meeting of Endwave Stockholders to consider adoption of this Agreement and approval of the Merger (the “Endwave Special Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under Applicable Law) within 45 days after the declaration of effectiveness of the Registration Statement. Subject to Section 5.04(c), Endwave will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NASDAQ Stock Market LLC (“NASDAQ”) or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Endwave may adjourn or postpone the Endwave Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to Endwave’s stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Endwave Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Endwave Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the

Endwave Special Meeting. Endwave shall ensure that the Endwave Special Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Endwave in connection with the Endwave Special Meeting are solicited, in compliance with the Delaware Law, the Endwave Charter Documents, the rules of NASDAQ and all other applicable legal requirements.

(b) Subject to Section 5.04(c): (i) the board of directors of Endwave shall unanimously recommend that Endwave’s stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Endwave Special Meeting; (ii) the Proxy Statement shall include a statement to the effect that the board of directors of Endwave has unanimously recommended that Endwave’s stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Endwave Special Meeting; and (iii) neither the board of directors of Endwave nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to GigOptix, the unanimous recommendation of the board of directors of Endwave that Endwave’s stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the board of directors shall be deemed to have been modified in a manner adverse to GigOptix if said recommendation shall no longer be unanimous, provided that, for all purposes of this Agreement, an action by any board of directors or committee thereof shall be unanimous if each member of such board of directors or committee has approved such action other than (i) any such member who has appropriately abstained from voting on such matter because of an actual or potential conflict of interest and (ii) any such member who is unable to vote in connection with such action as a result of death or disability.

(c) Nothing in this Agreement shall prevent the board of directors of Endwave from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) an Endwave Superior Offer (as defined below) is made to Endwave and is not withdrawn, (ii) Endwave shall have provided written notice to GigOptix (a “Notice of Endwave Superior Offer”) advising GigOptix that Endwave has received an Endwave Superior Offer, specifying the material terms and conditions of such Endwave Superior Offer and identifying the person or entity making such Endwave Superior Offer, (iii) GigOptix shall not have, within five business days of GigOptix’s receipt of the Notice of Endwave Superior Offer, made an offer that the board of directors of Endwave by a majority vote determines in its good faith judgment (based on the written advice of its financial advisor) to be at least as favorable to Endwave’s stockholders as such Endwave Superior Offer (it being agreed that the board of directors Endwave shall convene a meeting to consider any such offer by GigOptix promptly following the receipt thereof), (iv) the board of directors of Endwave concludes in good faith, after consultation with its outside counsel, that, in light of such Endwave Superior Offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary obligations of the board of directors of Endwave to Endwave’s stockholders under Applicable Law and (v) Endwave shall not have violated any of the restrictions set forth in Section 5.02 or this Section 5.04(c). Endwave shall provide GigOptix with at least three business days prior notice (or such lesser prior notice as provided to the members of Endwave’s board of directors but in no event less than twenty-four hours) of any meeting of Endwave’s board of directors at which Endwave’s board of directors is reasonably expected to consider any Endwave Acquisition Transaction. For purposes of this Agreement, “Endwave Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Endwave pursuant to which the stockholders of Endwave immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Endwave), directly or indirectly, of ownership of 90% of the then outstanding shares of capital stock of Endwave, on terms that the board of directors of Endwave determines, in its reasonable judgment (based on the written advice of its financial advisor) to be more favorable to Endwave stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be an “Endwave Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of Endwave’s board of directors (based on the advice of its financial advisor) to be obtained by such third party on a timely basis.

(d) Nothing contained in this Agreement shall prohibit Endwave or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

(e) As promptly as practicable after the execution of this Agreement, Endwave and GigOptix shall mutually prepare, and GigOptix shall file with the SEC, the Registration Statement including the preliminary Proxy Statement. Prior to the effectiveness of the Registration Statement: (a) Endwave shall execute and deliver to Cooley LLP and to Nixon Peabody LLP a tax representation letter in a customary form to be mutually agreed to by the parties; and (b) GigOptix and Merger Sub shall execute and deliver to Cooley LLP and Nixon Peabody LLP a tax representation letter in a customary form to be mutually agreed to by the parties. To the extent requested by GigOptix or Endwave, each of GigOptix, Merger Sub and Endwave shall confirm to Cooley LLP and to Nixon Peabody LLP the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the immediately preceding sentence. Following the delivery of the tax representation letters pursuant to the second sentence of this Section 5.04(e): (a) GigOptix shall use commercially reasonable efforts to cause Nixon Peabody LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (b) Endwave shall use its reasonable best efforts to cause Cooley LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.04(e). GigOptix and Endwave shall use all commercially reasonable efforts to have the preliminary Proxy Statement cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable. As promptly as practicable following receipt of SEC comments on such Registration Statement and preliminary Proxy Statement, GigOptix and Endwave shall mutually prepare a response to such comments. Upon resolution of all comments, GigOptix shall file the Registration Statement with the SEC, in which the Proxy Statement will be included, as a prospectus. GigOptix shall also take any action required to be taken under applicable state blue sky or securities laws in connection with GigOptix Common Stock to be issued in exchange for the shares of Endwave Common Stock. GigOptix and Endwave shall promptly furnish to each other all information, and take such other actions (including without limitation using all commercially reasonable efforts to provide any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.04(e). Whenever any party learns of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any other filing made pursuant to this Section 5.04(e), GigOptix or Endwave, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff and/or mailing to stockholders of Endwave such amendment or supplement.

(f) As promptly as practical after the execution of this Agreement, GigOptix shall prepare and make such filings as are required under applicable blue sky laws for the purpose of obtaining necessary permits and qualifications (to the extent that exemptions from the need to obtain such permits or qualifications are not available) in connection with the issuance of GigOptix Common Stock in the Merger or pursuant to Section 2.02 in such jurisdictions for which Endwave and GigOptix determine such filings are required to be made. Endwave shall provide promptly all information in its possession that is reasonably requested by GigOptix for the purpose of compliance with this Section 5.04(f).

Section 5.05 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions herein provided, GigOptix, Merger Sub and Endwave shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement, Applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) using commercially reasonable efforts to obtain all necessary governmental and private party consents, approvals or waivers, and (iii) using commercially reasonable efforts to lift any legal bar to the Merger. GigOptix shall cause Merger Sub to perform all of its obligations under this Agreement. Without limiting the foregoing, in the event that any submission is required under the Antitrust Laws, GigOptix Merger Sub, and Endwave will as soon as reasonably practicable after the date of this Agreement and in no event later than 10 business days after the date of this Agreement, for any obligations triggered by the HSR Act, and in no event later than 15 business days, for any obligations triggered by any of the other Antitrust Laws, file or cause to be filed all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the transactions contemplated by this Agreement to initiate the approval process. Each of GigOptix, Merger Sub and Endwave shall promptly (1) supply the other party with any information that may be required in order to effectuate notices, reports, documents or other filings with any Governmental Authority required to be made pursuant to any Antitrust Laws, (2) supply any additional information which reasonably may be required by any Governmental Authority in connection with any submission required under the Antitrust Laws, and (3) promptly inform the other party of the substance of any communication to or from any Governmental Authority regarding the transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, neither GigOptix, nor the Surviving Corporation, nor any of their Subsidiaries shall be required to (i) divest, hold separate or license any business(es), product line(s) or asset(s), (ii) take any action or accept any limitation that would reasonably be expected to have a GigOptix Material Adverse Effect or an Endwave Material Adverse Effect, or (iii) agree to any of the foregoing.

Section 5.06 Public Announcements. Before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated hereby, GigOptix, Merger Sub and Endwave agree to consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement prior to obtaining the consent of the other (which shall not be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or by the rules and regulations of or listing agreement with NASDAQ or as may otherwise be required by NASDAQ or the SEC.

Section 5.07 Notification of Certain Matters. Each of Endwave and GigOptix shall promptly notify the other party of the occurrence or non-occurrence of any event the respective occurrence or non-occurrence of which would be reasonably likely to cause any condition to the obligations of the notifying party to effect the Merger not to be fulfilled. Each of Endwave and GigOptix shall also give prompt notice to the other of any communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated hereby.

Section 5.08 NYSE AMEX Listing. GigOptix shall use commercially reasonable efforts to cause the GigOptix Common Stock issuable pursuant to Section 2.01 to be authorized for listing on the NYSE AMEX, subject to official notice of issuance, prior to the Closing Date, and if that is not reasonably possible, then as soon thereafter as is reasonably possible. If within 60 days following the Effective Time, such shares of GigOptix Common Stock has not been so authorized, then the board of directors of GigOptix will use its best efforts to take further actions as appropriate to achieve such listing on NYSE AMEX, subject to official notice of issuance.

Section 5.09 Resignation of Directors and Officers. Prior to the Effective Time, Endwave shall deliver to GigOptix at no cost the resignations of such directors and officers of Endwave and its Subsidiaries as GigOptix shall specify at least ten business days prior to the Closing, effective at the Effective Time.

Section 5.10 Appointment of New GigOptix Directors. The board of directors of GigOptix shall take such action as deemed necessary to elect Joseph Lazzara and John Mikulsky as new members of the such board of directors, with terms expiring in 2012 and 2013, respectively. Not later than each such director’s appointment to the board of directors, GigOptix will enter into an indemnity agreement with each director in the same form as then exists between GigOptix and each of its other directors. Such directors shall be entitled to the same compensation as all other GigOptix non-employee directors.

Section 5.11 Directors’ and Officers’ Indemnification and Insurance.

(a) GigOptix shall, or shall cause the Surviving Corporation to, fulfill and honor the obligation of Endwave to Endwave’s present and former directors and officers (the “Indemnified Directors and Officers”) pursuant to the terms of Endwave’s Amended and Restated Certificate of Incorporation and bylaws.

(b) Notwithstanding anything else set forth in this Agreement, (i) this Section 5.11 shall survive the consummation of the Merger, (ii) is intended to benefit the Indemnified Directors and Officers and their respective heirs and (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against GigOptix or the Surviving Corporation first arising after the Closing Date by contract or otherwise. This Section 5.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Director and Officer under this Section 5.11 without the written consent of such affected Indemnified Director and Officer.

(c) From the Effective Time until the sixth anniversary of the Effective Time, neither GigOptix nor the Surviving Corporation shall take any action to terminate any liability insurance that Endwave acquires and fully pays for prior to the Effective Time with respect to claims arising against Endwave’s officers and directors with respect to their acts and omissions as directors and officers of Endwave occurring prior to the Effective Time (the “Tail Policy”); provided that the Surviving Corporation may, but under no circumstances shall be obligated to, substitute a policy of at least the same coverage containing terms and conditions that, in the aggregate, are no less advantageous. Endwave shall purchase the Tail Policy, which for clarity, would constitute a Merger Expense.

Section 5.12 Consents of GigOptix’s and Endwave’s Accountants. Each of GigOptix and Endwave shall use commercially reasonable efforts to cause its independent accountants to deliver to GigOptix a consent, dated the date on which the Registration Statement shall become effective, in form reasonably satisfactory to GigOptix and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

Section 5.13 Notification of Certain Matters. Endwave shall give prompt notice to GigOptix and Merger Sub, and GigOptix and Merger Sub shall give prompt notice to Endwave, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the condition in Section 7.01(a) or 7.02(a), as applicable, would not be satisfied, (ii) any material failure of the Endwave, GigOptix or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the condition in Section 7.01(b) or 7.02(b), as applicable, would not be satisfied, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances that arise that could reasonably be expected to result in an Endwave Material Adverse Effect or a GigOptix Material Adverse Effect, as the case may be.

Section 5.14 SEC Filings.

(a) Endwave will deliver promptly to GigOptix true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the Agreement Date and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by GigOptix or Merger Sub, as to which Endwave makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes hereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Endwave and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

(b) GigOptix will deliver promptly to Endwave true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the Agreement Date and prior to the Effective Time. As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Endwave, as to which GigOptix makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Each of the consolidated financial statements (including, in each case, any related notes hereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of GigOptix and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

Section 5.15 Employees. Endwave, prior to the Closing, and Surviving Corporation, immediately after the Effective Time and for such period of time as it determines in its sole discretion, shall continue the at-will employment of Endwave’s employees who remain employed by Endwave or its Subsidiaries at the Effective Time (the “Continuing Employees”) on terms and conditions commensurate with similarly situated employees of GigOptix or GigOptix’s Affiliates. Prior to the Effective Time, GigOptix shall make written offers of such employment terms and conditions, on behalf of the Surviving Corporation, to each Continuing Employee. Continuing Employees who are employed by the Surviving Corporation shall receive credit for service with Endwave and its Subsidiaries (including credit with predecessors recognized by Endwave and its Subsidiaries) for purposes of earning and accruing paid time off. Endwave shall, upon the request of GigOptix, take all required corporate action to terminate Endwave’s 401(k) plan, effective immediately prior to the Effective Time but contingent thereon. Endwave shall take all required corporate action to terminate all other Endwave Benefit Arrangements which it may terminate under Applicable Law and without the consent of any participants under such Endwave Benefit Arrangement, effective immediately prior to the Effective Time but contingent thereon.

Section 5.16 Endwave International Company Limited. Endwave shall cause John Mikulsky and Dan Teuthorn upon the Effective Time to transfer the two shares of stock of Endwave International Company Limited, an Endwave subsidiary and a corporation registered under the laws of Thailand, to GigOptix and to Lumera Corporation, respectively.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF EACH PARTY

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the fulfillment on or before the Effective Time of each of the following conditions, any one or more of which may be waived in writing by all the parties hereto:

Section 6.01 Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before the SEC.

Section 6.02 State Securities Laws. GigOptix shall have obtained all necessary permits and qualifications required by any state in which a filing has been made pursuant to Section 5.04(f), or otherwise secured an exemption therefrom, in connection with the issuance of GigOptix Common Stock in the Merger or pursuant to Section 2.02, the failure of which to obtain would be reasonably likely to have an Endwave Material Adverse Effect or a GigOptix Material Adverse Effect.

Section 6.03 Stockholder Approval. The Stockholder Approval shall have been obtained.

Section 6.04 Governmental Clearances. Other than the filing of the Certificate of Merger which shall be accomplished as provided in Section 1.02, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Government Entity, the failure of which to obtain or comply with would be reasonably likely to have an Endwave Material Adverse Effect or a GigOptix Material Adverse Effect, shall have been obtained or filed.

Section 6.05 Statute or Decree. No writ, order, temporary restraining order, preliminary injunction or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority, which remains in effect, and prohibits the consummation of the Merger or otherwise makes it illegal, nor shall any governmental agency have instituted any action, suit or proceeding that remains pending and that seeks, and that is reasonably likely, to enjoin, restrain or prohibit the consummation of the Merger in accordance with the terms of this Agreement.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF ENDWAVE AND GIGOPTIX

Section 7.01 Additional Conditions To The Obligations Of Endwave. The obligations of Endwave to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Endwave:

(a) The representations and warranties of GigOptix and Merger Sub contained in this Agreement that are qualified by materiality shall be true and correct, and the representation and warranties of GigOptix and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the Agreement Date or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not have a GigOptix Material Adverse Effect.

(b) GigOptix and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) GigOptix shall have furnished a certificate of GigOptix executed by one of its officers to evidence compliance with the conditions set forth in Sections 7.01(a) and (b) of this Agreement.

(d) Since the Agreement Date, there shall not have occurred any event or occurrence and no circumstance shall exist that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a Material Adverse Effect on GigOptix.

(e) Any consents, approvals, notifications, disclosures, and filings and registrations listed in Section 4.03 of the GigOptix Disclosure Schedule shall have been obtained or made.

Section 7.02 Additional Conditions To The Obligations Of GigOptix And Merger Sub. The obligations of GigOptix and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by GigOptix:

(a) The representations and warranties of Endwave contained in this Agreement that are qualified by materiality shall be true and correct, and the representation and warranties of Endwave set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the Agreement Date or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not have an Endwave Material Adverse Effect.

(b) Endwave shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Endwave shall have furnished a certificate of Endwave executed by one of its officers to evidence compliance with the conditions set forth in Sections 7.02(a) and (b) of this Agreement.

(d) Since the Agreement Date, there shall not have occurred any event or occurrence and no circumstance shall exist that, alone or together with any one or more other events, occurrences or circumstances, has had, is having or would reasonably be expected to result in a Material Adverse Effect on Endwave.

(e) Any consents, approvals, notifications, disclosures, and filings and registrations listed in Section 3.03 of the Endwave Disclosure Schedule shall have been obtained or made.

(f) As of the Closing Date, the aggregate number of Dissenting Shares shall not exceed ten percent of the number of issued and outstanding shares of Endwave Common Stock on the record date for the Endwave Special Meeting.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Stockholder Approval:

(a) by mutual written consent duly authorized by the boards of directors of GigOptix and Endwave;

(b) by either Endwave or GigOptix if the Merger shall not have been consummated by June 30, 2011 (the “End Date”) for any reason; provided, however, that the right to terminate this Agreement under this

Section 8.01(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of a covenant of such party set forth in this Agreement;

(c) by either Endwave or GigOptix if a court of competent jurisdiction or other Government Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by Endwave or GigOptix if the Stockholder Approval shall not have been obtained by reason of the failure to hold a meeting or the failure to obtain the required vote at a meeting of Endwave stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to Endwave where the failure to hold a meeting or the failure to obtain Stockholder Approval shall have been caused by the action or failure to act of Endwave (other than in compliance with Section 5.04(c)) and such action or failure to act constitutes a material breach by Endwave of its covenants set forth in this Agreement.

(e) by GigOptix or Endwave (at any time prior to the Effective Time) if an Endwave Triggering Event (as defined below) shall have occurred;

(f) by Endwave, upon a breach of any representation, warranty, covenant or agreement on the part of GigOptix set forth in this Agreement, or if any representation or warranty of GigOptix shall have become untrue, in either case such that the conditions set forth in Section 7.01(a) or Section 7.01(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in GigOptix’s representations and warranties or breach by GigOptix remains uncured on the date which is twenty business days following written notice of such breach or inaccuracy from Endwave to GigOptix (it being understood that Endwave may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached any of its covenants in this Agreement and remains in breach of such covenants as of the date of such termination);

(g) by GigOptix, upon a breach of any representation, warranty, covenant or agreement on the part of Endwave set forth in this Agreement, or if any representation or warranty of Endwave shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Endwave’s representations and warranties or breach by Endwave remains uncured on the date which is twenty business days following written notice of such breach or inaccuracy from GigOptix to Endwave (it being understood that GigOptix may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached any of its covenants in this Agreement and remains in breach of such covenants as of the date of such termination);

For the purposes of this Agreement, an “Endwave Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Endwave or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to GigOptix its recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Endwave shall have failed to include in the Proxy Statement the recommendation of the board of directors of Endwave in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the board of directors of Endwave fails to reaffirm its recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within ten days after GigOptix requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Endwave Acquisition Proposal; (iv) the board of directors of Endwave or any committee thereof shall have approved or recommended any Endwave Acquisition Proposal; or (v) a tender or exchange offer relating to securities of Endwave shall have been commenced by a Person unaffiliated with GigOptix and Endwave shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the

Securities Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Endwave recommends rejection of such tender or exchange offer.

Section 8.02 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.01 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.03, this Section 8.02, Section 8.03 and Article IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 8.03 Fees and Expenses.

(a) General. Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that GigOptix and Endwave shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

(b) Endwave Payments. In the event that this Agreement is terminated by GigOptix or Endwave pursuant to Section 8.01(e), Endwave shall promptly, but in no event later than two days after the date of such termination, pay GigOptix a fee equal to $1,000,000, plus all reasonable documented expenses incurred by GigOptix in connection with this Agreement and the transactions contemplated hereby, in immediately available funds (the “Termination Fee”). Endwave acknowledges that the agreements contained in this Section 8.03(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, GigOptix would not enter into this Agreement; accordingly, if Endwave fails to pay in a timely manner the amounts due pursuant to this Section 8.03(b) , and, in order to obtain such payment, GigOptix makes a claim that results in a judgment against Endwave for the amounts set forth in this Section 8.03(b), Endwave shall pay to GigOptix its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.03(b) at the prime rate of interest that under current practice is listed as such under the heading “Money Rates” in the Eastern Edition of The Wall Street Journal on the date such payment was required to be made. Payment of the fees described in this Section 8.03(b) shall be credited toward any damages payable by Endwave in the event of breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Amendment and Modification. Subject to Applicable Law, this Agreement may be amended, modified or supplemented only by written agreement of GigOptix, Merger Sub and Endwave at any time prior to the Effective Time; provided, however, that after approval of this Agreement by the Endwave Stockholders, no such amendment or modification shall change the amount or form of the consideration to be received by the Endwave Stockholders in the Merger.

Section 9.02 Waiver of Compliance; Consents. Any failure of GigOptix or Merger Sub, on the one hand, or Endwave, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Endwave (with respect to any failure by GigOptix or Merger Sub) or GigOptix and Merger Sub (with respect to any failure by Endwave), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.02.

Section 9.03 Survival; Investigations. The respective representations and warranties of GigOptix, Merger Sub and Endwave contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto and shall not survive the Effective Time.

Section 9.04 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered or on the next business day following transmittal if sent by confirmed facsimile. Notices, including oral notices, shall be delivered as follows:

(a)	if to Endwave, to:

130 Baytech Drive

San Jose, CA 95134

Telephone: (408) 522-3100

Facsimile: (408) 522-3197

Attention: President & Chief Executive Officer

with a copy to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Telephone: (415) 693-2000

Facsimile: (415) 693-2222

Attention: Jodie Bourdet, Esq.

(b)	if to GigOptix or to Merger Sub, to:

2300 Geng Road, Suite 250

Palo Alto, CA 94303

Telephone: (650) 424-1937

Facsimile: (650) 424-1938

Attention: Chief Executive Officer

with a copy to:

Nixon Peabody LLP

Two Palo Alto Square

3000 El Camino Real, Suite 500

Palo Alto, California 94306

Telephone: (650) 320-7700

Facsimile: (650) 320-7701

Attention: Jeffrey Selman, Esq.

Section 9.05 Assignment; Third Party Beneficiaries. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto.

Section 9.06 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws. Courts within the State of Delaware will have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this agreement and the agreements, instruments and documents contemplated hereby. The parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by Applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation commenced in such courts is brought in an inconvenient forum.

Section 9.07 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.08 Severability. In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties. In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

Section 9.09 Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. The word “including” shall be deemed to mean “including without limitation.”

Section 9.10 Entire Agreement. This Agreement and the Confidentiality Agreement including the exhibits hereto and the documents and instruments referred to herein (including the Endwave Disclosure Schedule and the GigOptix Disclosure Schedule), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

Section 9.11 Definition of “law”. When used in this Agreement “law” refers to any Applicable Law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

Section 9.12 Rules of Construction. Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[signature page follows]

IN WITNESS WHEREOF, GigOptix, Merger Sub and Endwave have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

GIGOPTIX, INC.

By:	/s/ Avi Katz
Name: Avi Katz
Title: President and Chief Executive Officer

AERIE ACQUISITION CORPORATION

By:	/s/ Avi Katz
Name: Avi Katz
Title: President

ENDWAVE CORPORATION

By:	/s/ John Mikulsky
Name: John Mikulsky
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

CERTIFICATE OF MERGER

MERGING

AERIE ACQUISITION CORPORATION

WITH AND INTO

ENDWAVE CORPORATION

Pursuant to Section 251 of the

General Corporation Law of the State of Delaware

Endwave Corporation, a Delaware corporation (“Endwave”), does hereby certify to the following facts relating to the merger (the “Merger”) of Aerie Acquisition Corporation, a Delaware corporation (the “Company”), with and into Endwave with Endwave continuing as the surviving corporation of the Merger (the “Surviving Corporation”):

FIRST: The Company and Endwave are each incorporated pursuant to the General Corporation Law of the State of Delaware (“DGCL”). The Company and Endwave are the constituent corporations in the Merger.

SECOND: An Agreement and Plan of Merger (the “Agreement of Merger”) has been approved, adopted, certified, executed and acknowledged by the Company and Endwave in accordance with the provisions of Section 251 of the DGCL.

THIRD: The surviving corporation of the Merger shall be Endwave Corporation.

FOURTH: The Certificate of Incorporation of the Surviving Corporation shall be superseded and replaced in its entirety with the Amended and Restated Certificate of Incorporation attached hereto as Exhibit A.

FIFTH: The executed Agreement of Merger is on file at an office of the Surviving Corporation located at 2300 Geng Road, Suite 250, Palo Alto, CA 94303, Attention: Chief Executive Officer

SIXTH: A copy of the executed Agreement of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation of the Merger.

SEVENTH: The Merger shall become effective immediately upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Endwave has caused this Certificate of Merger to be executed by its duly authorized officer, as of [                        ], 2011.

Endwave Corporation

By:

Name:

Title:

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENDWAVE CORPORATION

ARTICLE I

The name of the corporation is ENDWAVE CORPORATION (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is National Corporate Research, Ltd., 615 South DuPont Highway, in the city of Dover, County of Kent, Delaware, 19901. The name of its registered agent at such address is National Corporate Research, Ltd.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is One Thousand (1,000) shares of capital stock all of which shall be designated “Common Stock” and have a par value of $0.0001 per share. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”), as the same may be amended from time to time, or by any other applicable state law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or other applicable state law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable state law, as so amended.

(B) To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law, subject only to limits created by applicable Delaware or other state law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

(C) Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director or officer of the Corporation, or other person indemnified by the Corporation, with respect to any acts or omissions of such director, officer or other person existing at the time of such repeal or modification.

ANNEX B

FAIRNESS OPINION OF MERRIMAN CAPITAL, INC.

February 4, 2011

Board of Directors

Endwave Corporation

130 Baytech Drive

San Jose, CA 95134

Members of the Board:

You have asked Merriman Capital, Inc. (“Merriman”) to advise the Board of Directors of Endwave Corporation (“Endwave”) with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share, of Endwave of the Stock Merger Consideration set forth in the Agreement and Plan of Merger, dated as of February 4, 2011 (the “Agreement”) by and among Endwave, GigOptix, Inc. (“GigOptix”), and Aerie Acquisition Corporation, a wholly owned subsidiary of GigOptix (“Merger Sub”). All capitalized terms used and not otherwise defined herein have the respective meanings assigned to such terms in the Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft of the Agreement dated February 4, 2011 (the “Draft Agreement”), and the financial terms and conditions set forth therein;

(ii)	reviewed certain financial information, including information with respect to the historical and projected financial performance of both Endwave and GigOptix as prepared and furnished to us by Endwave management for the information as it pertains to Endwave, and as prepared and furnished to Endwave by GigOptix for the information as it pertains to GigOptix.

(iii)	interviewed Endwave’s Chief Executive Officer and Chief Financial Officer and discussed with them the business and prospects of Endwave;

(iv)	interviewed members of GigOptix’ management as we deemed appropriate;

(v)	reviewed certain publicly available information concerning Endwave and GigOptix, including information set forth in each company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, as well as any other additional information disclosed to the United States Securities and Exchange Commission as we deemed fit;

(vi)	reviewed certain publicly available information with respect to Endwave and certain other companies deemed to be comparable to Endwave;

(vii)	reviewed the publicly available information concerning the nature and terms of certain other transactions that we considered to be relevant;

(viii)	reviewed certain historical acquisition premiums for transactions that we deemed appropriate; and

(ix)	reviewed other financial studies, analyses and investigations, and considered such other information we deemed necessary or appropriate, including our assessment of general financial, economic, market and other conditions.

In our review and analysis and in arriving at our opinion, we have relied upon, without any independent verification or liability therefor, the accuracy and completeness of all of the financial and other information that was publicly available or supplied or otherwise made available to us by or on behalf of Endwave, and upon the assurances of the management of Endwave that no relevant information has been omitted or remains undisclosed to us. We have also relied upon the management of Endwave as to the reasonableness of the assumptions, and bases therefor, of the financial and operating projections provided to us. We also have held discussions with members of the management of Endwave regarding their views with respect to a number of risks and uncertainties associated with projections provided to us. We have not been engaged to assess the reasonableness of such projections, of the timeframe for achieving them or of the assumptions on which they were based. We express no view as to such projections or assumptions. We have not conducted a discounted cash flow analysis due to the lack of predictability of future cash flows. We have assumed that they have been reasonably prepared based on assumptions reflecting the best current available estimates and judgments by managements of Endwave and GigOptix as to the expected future results of operations and financial condition of Endwave and GigOptix to which such analyses or forecasts relate.

In addition, we have not evaluated or appraised any of the assets, properties or facilities of Endwave or GigOptix nor have we been furnished with any such evaluation or appraisal. We have also not been requested to assume, and have not assumed, any obligation to conduct any inspection of the properties or facilities of Endwave or to evaluate any assets or liabilities, including any litigation, nor were we furnished with any such evaluation. We have not evaluated the solvency of Endwave or the fair value of Endwave under any state or federal laws relating to bankruptcy, insolvency or similar matters.

We do not offer any opinion as to the material terms of the Agreement or the form of the Merger. We have assumed, with your consent, that the Merger will be consummated as promptly as practicable, with no unanticipated delays in the consummation of the Merger. We have also assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the form of the Draft Agreement furnished to and reviewed by us, and that the final forms of all agreements, instruments and certificates relating to the Merger will not differ in any material respect from the forms thereof furnished to and reviewed by us.

Without limiting the generality of the foregoing, for purposes of rendering our opinion, we have assumed, in all respects material to our analysis, with your consent, (a) that the proposed Merger will be consummated as described in the Agreement and in compliance with all applicable laws, (b) that all of the representations and warranties of each party contained in the Agreement are true, correct and complete and do not omit to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (c) that each party to the Agreement will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto, and (d) that all conditions to the consummation of the proposed Merger will be satisfied without waiver thereof. We note that we are not legal, tax, accounting or regulatory experts, and have made no independent investigation of any legal matters involving Endwave or the Merger, and we have assumed the correctness of all statements with respect to legal matters made or otherwise provided to you and us by Endwave’s counsel. We do not express any opinion as to any legal, tax, accounting or regulatory matters involving Endwave or the Merger, as to which we understand that Endwave has conducted such investigations, and has obtained such advice from qualified professionals, as it has deemed necessary. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals (contractual or otherwise) necessary for, or in connection with, the consummation of the proposed Merger will be obtained without any adverse effect on Endwave on the contemplated benefits of the proposed Merger to Endwave, in any respect material to our analysis.

This opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date hereof and does not address any matters subsequent to such date. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion after the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to our attention after the date hereof. Without limiting the foregoing, in the event that in our judgment there is any material change in any fact, assumption upon which our opinion is based or matter affecting the opinion after the date hereof, we reserve the right to withdraw, revise or modify our opinion.

Our opinion is limited to the fairness of the Stock Merger Consideration, from a financial point of view, to the holders of the common stock of Endwave. This opinion does not address the underlying or relative merits of the Merger or any related transaction and any other transactions or business strategies discussed by the Board of Directors of Endwave or that might be available as alternatives to the Merger, or the decision of Endwave to proceed with the Merger or any related transaction. Our opinion is not, and should not be construed as, a valuation of Endwave or its assets or any class or series of securities of Endwave.

We will receive a fee for our services in rendering this opinion, and we will receive a fee contingent on the consummation of the Merger. In addition, Endwave has agreed to indemnify us for, and exculpate us from, certain liabilities arising out of our engagement. We and our affiliates have not provided investment banking services to Endwave in the past. Neither we nor our affiliates currently make a market in Endwave’s common stock nor do we or our affiliates provide research on Endwave. From October 27. 2004 to June 19, 2009 Merriman made a market in the common stock of Endwave. Merriman’s lead investment banker under this engagement between Merriman and Endwave was employed by Endwave in the capacity of Chief Financial Officer from March 1, 2006 to June 26, 2009. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell securities of Endwave or GigOptix.

This opinion has been prepared for the information of the Board of Directors of Endwave for its confidential use in connection with its consideration of the proposed Merger and may not, in whole or in part, be reproduced, disseminated, quoted, summarized, described or referred to at any time, communicated or provided to any person or otherwise made public or used for any other purpose without our prior written consent. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of Endwave or any parties to the Merger, or any class of such persons, relative to the Stock Merger Consideration or otherwise. Our opinion has been authorized for issuance by a fairness committee of Merriman Capital, Inc.

We are not expressing any opinion herein as to the prices at which any securities of Endwave or GigOptix will trade following the announcement or consummation of the Merger.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the proposed Stock Merger Consideration is fair, from a financial point of view, to the holders of Endwave common stock.

Very truly yours,

/s/ Merriman Capital, Inc.

MERRIMAN CAPITAL, INC.

ANNEX C

FAIRNESS OPINION OF ROTH CAPITAL PARTNERS

February 4, 2011

Board of Directors

GigOptix, Inc.

2300 Geng #250

Palo Alto, CA 94303

Members of the Board of Directors:

Roth Capital Partners, LLC (“Roth”) understands that GigOptix, Inc. (“GGOX”) and its wholly owned subsidiary Aerie Acquisition Corporation (“GGOX Sub”) (collectively, the “Purchaser”) and Endwave Corporation (“ENWV” or the “Seller”), intend to enter into a transaction (the “Transaction”) pursuant to an Agreement and Plan of Merger (the “Agreement”) whereby:

1.	GGOX Sub will merge with and into Endwave, and stockholders of Seller will receive GGOX Common Stock. The terms and conditions of the Transaction and any post closing matters are set forth more fully in the Agreement.

2.	As a result of the merger, subject to adjustment, GGOX will issue 9,024,978 shares of its Common Stock to the stockholders of ENWV in exchange for their shares of ENWV capital stock, and approximately 103,500 shares of its Common Stock to the holders of options and warrants of ENWV to acquire such options and warrants (such shares collectively, the “Merger Consideration”).

3.	Shares issued to ENWV’s stockholders as Merger Consideration will be registered pursuant to an S-4 registration statement that will be filed with the SEC.

You have asked us to render our opinion with respect to the fairness, from a financial point of view, of the Merger Consideration to the holders of Common Stock, par value $0.001 per share, of GGOX.

In connection with our review of the Transaction, and in arriving at our opinion, we have:

(i)	reviewed a draft of the Agreement and Plan of Merger dated January 31, 2011;

(ii)	reviewed certain publicly available business and financial information of GGOX and ENWV that we believe to be relevant to our inquiry;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning GGOX;

(iv)	reviewed certain financial forecasts of ENWV prepared by GGOX management taking into account the Transaction (the “Transaction Forecast”);

(v)	discussed the past and current operations, financial condition and prospects of GGOX and ENWV with GGOX management;

(vi)	discussed with management of GGOX the strategic rationale for, and the potential benefits of, the Transaction, and the information referenced in clauses (i) through (v) above;

(vii)	reviewed the reported prices and trading activity for GGOX and ENWV common stock;

(viii)	compared the financial performance of ENWV with that of certain publicly traded companies we deemed relevant;

(ix)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(x)	participated in discussions among representatives of GGOX regarding the Transaction; and

(xi)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which we deemed relevant.

In conducting our review and arriving at our opinion, with your consent, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being accurate and complete in all material respects, and we have further relied upon the assurances of management of GGOX that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. With respect to the Transaction Forecast, we have assumed, at the direction of GGOX management, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management as to the future financial performance of ENWV. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of ENWV or GGOX, nor have we been furnished with any such valuation or appraisal, nor have we evaluated the solvency of ENWV or GGOX under any state or federal law relating to bankruptcy, insolvency or similar matters. We express no opinion regarding the liquidation value of ENWV or GGOX or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which GGOX or ENWV or any of their affiliates is a party or may be subject, and at the direction of GGOX and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. In addition, we have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of ENWV or GGOX.

We also have assumed, with your consent, that the Transactions will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances, that such Agreement are enforceable against each of parties thereto in accordance with their respective terms, that the representations and warranties of each party in the Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under such agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect GGOX or the contemplated benefits of the Transaction. We have further assumed that the Agreement when signed will conform to the last drafts of the Agreement provided to us in all respects material to our analysis, and that the Transaction will be consummated in all material respects as described in the last drafts of the agreements reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on GGOX on the contemplated benefits of the Transactions.

Our opinion addresses only the fairness, from a financial point of view, to holders of GGOX Common Stock of the Merger Consideration, and our opinion does not in any manner address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transactions, or class of such persons. Our opinion also does not address the relative merits of the Transactions as compared to any alternative business strategies that might exist for GGOX, or the underlying business decision of GGOX to proceed with the Transaction. The issuance of this opinion was not approved by an internal committee. Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of GGOX. Further, we express no opinion as to the prices at which shares of GGOX Common

Stock will trade at any time in the future. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We have acted as financial advisor to GGOX in connection with the Transaction and will became entitled to receive an opinion fee upon the rendering of this opinion. The opinion fee is not contingent upon the consummation of the Transaction. GGOX has agreed to indemnify us for certain liabilities and other items arising out our engagement and reimburse us for certain expenses in connection with our services.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We and our affiliates have in the past provided, are currently providing and may in the future provide investment banking and other financial services to GGOX for which we and our affiliates have received and would expect to receive compensation. We may also, in the future, provide investment banking and financial advisory services to GGOX, other parties to the Transaction or entities that are affiliated with GGOX or other parties to the Transaction, for which we would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of GGOX and the other parties to the Transaction, and, accordingly, may at any time hold a long or a short position in such securities.

It is understood that our analysis and this letter were prepared for the benefit, information and use of the Board of Directors of GGOX in connection with its evaluation of the Transaction and were directed only to the fairness to the holders of GGOX common stock, from a financial point of view, of the Merger Consideration. This opinion does not constitute an opinion as to the merits of the Transaction, nor a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Transaction. This opinion may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair to the holders of GGOX Common Stock, from a financial point of view.

Very truly yours,

/s/ Roth Capital Partners, LLC

ANNEX D

DELAWARE GENERAL CORPORATION LAW SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

GigOptix’ amended and restated certificate of incorporation and amended and restated bylaws provide that GigOptix will indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of GigOptix or, while a director or an officer of GigOptix, is or was serving at the request of GigOptix as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. GigOptix will not be obligated to indemnify such person in connection with a proceeding commenced by such person unless GigOptix’ board of directors has authorized the commencement of such a proceeding.

In addition, GigOptix maintains standard policies of insurance that insure directors and officers of GigOptix against liability asserted against such persons, whether or not such directors or officers have the right to indemnification pursuant to the GigOptix charter, the GigOptix bylaws or otherwise.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

2.1	Agreement and Plan of Merger, dated as of November 9, 2009, by and among Gull Inc., Ahoy Acquisition Corporation and ChipX, Incorporated.		8-K	November 10, 2009

2.2	Agreement and Plan of Merger, dated as of February 4, 2011, by and among GigOptix, Inc., Aerie Acquisition Corporation and Endwave Corporation (included as Annex A to the proxy statement/prospectus forming part of this registration statement) (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).	X

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant.		S-4	September 8, 2008

3.2	Amended and Restated Bylaws of the Registrant.		8-K	June 4, 2009

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

4.1	Form of Certificate representing the Common Stock, par value $0.001 per share, of the Registrant.		S-4	October 24, 2008

5.1	Opinion of Nixon Peabody LLP.	**

8.1	Opinion of Nixon Peabody LLP regarding tax matters.	**

8.2	Opinion of Cooley LLP regarding tax matters.	**

10.1	2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

10.2	GigOptix, Inc. 2008 Equity Incentive Plan.		S-4	September 8, 2008

10.3	2004 Equity Incentive Plan of Lumera Corporation.		S-1	June 24, 2004

10.4	2007 GigOptix LLC Equity Incentive Plan.		S-4	September 8, 2008

10.5	Lease Agreement, dated as of July 11, 2005, by and between S/I North Creek and Lumera Corporation for facilities located at 19910 North Creek Parkway, Bothell, WA.		8-K	July 12, 2005

10.6	Office Lease Agreement dated March 21, 2005 by and between EOP-Embarcadero Place, L.L.C. and iTerra Communications LLC for facilities located at 2300 Geng Road, Suite 250, Palo Alto, CA.		S-4	October 24, 2008

10.7	First Amendment dated as of January 26, 2009 by and between EOP-Embarcadero Place, L.L.C. and the Company.		8-K	January 29, 2009

10.8	Exclusive Licensing Agreement effective October 20, 2000, by and between the University of Washington and Lumera Corporation.		S-1	May 19, 2004

10.9	License Agreement effective March 27, 2004, by and between Arizona Microsystems, L.L.C. and Lumera Corporation.		S-1	May 19, 2004

10.10	License Agreement dated August 31, 2007 by and between Digimimic S.r.l. and GigOptix LLC.		S-4	September 8, 2008

10.11	Amendment to 2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

10.12	Modulators Incorporating Polymers with Exceptionally High Electro-Optic Coefficients Development Agreement as Exhibit 10.1 to the Defense Advanced Research Projects Agency dated June 30, 2006.		10-Q	June 30, 2006

10.13	Employment Agreement by and between the Company and Dr. Katz, dated as of February 3, 2011.		8-K	February 8, 2011

10.14	Form of Employment Agreement to be entered into between the Company and its executive officers.		8-K	February 11, 2009

10.15	Form of Incentive Stock Option Award Agreement.		8-K	March 17, 2009

10.16	Form of Nonstatutory Stock Option Award Agreement.		8-K	March 17, 2009

10.17	Third Amendment to Schnitzer North Creek Lease Agreement, dated as of September 30, 2009.		8-K	October 5, 2009

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

10.18	Loan and Security Agreement, dated November 12, 2009 between GigOptix, Inc., ChipX, Inc. and Bridge Bank, N.A.		8-K	November 16, 2009

10.19	Second Amendment to Lease Agreement, dated as of December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.C.		8-K	December 15, 2009

10.20	Office Lease Agreement dated December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.P for headquarters located in Palo Alto, CA.		8-K	December 15, 2009

10.21	Loan and Security Agreement with Silicon Valley Bank, dated April 23, 2010.		8-K	April 28, 2010

10.22	Loan Agreement, dated January 29, 2010 between GigOptix, Inc., ChipX, Incorporated and Agility Capital, LLC.		10-K/A	June 6, 2010

10.23	Registration Rights Agreement, dated June 30, 2010, by and between GigOptix, Inc. and James R. Zazzali, as trustee for the Chapter 11 debtors in the matter In re: DBSI, Inc., et al., Case No. 08-12687, pending in the United States Bankruptcy Court for the District of Delaware.		10-K	March 3, 2011

10.24	Amendment to Registration Rights Agreement, dated January 11, 2011, by and between GigOptix, Inc. and Conrad Myers, as Liquidating Trustee for the DBSI Liquidating Trust, as successor-in-interest to the Chapter 11 Debtors the matter In re: DBSI, Inc., et al., Case No. 08-12687, filed in the United States Bankruptcy Court for the District of Delaware.		10-K	March 3, 2011

10.25	Settlement Agreement and Release, dated April 8, 2011 between Conrad Myers as Liquidating Trustee of the DBSI Liquidating Trust, James R. Zazzali as Trustee of the DBSI Estate Litigation Trust, GigOptix, Inc., GigOptix LLC and Joerg Wieland.		8-K	April 8, 2011

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	X

23.2	Consent of Grant Thornton LLP, independent registered public accounting firm.	X

23.3	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.	X

23.4	Consent of Nixon Peabody LLP.	**

23.5	Consent of Cooley LLP.	**

24	Power of Attorney (See signature page).	*

99.1	Form of Proxy Card for Endwave Corporation Special Meeting.	*

99.2	Consent of Merriman Capital, Inc.	X

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

99.3	Consent of Roth Capital Partners.	X

99.4	Consent of John J. Mikulsky to be named a director of the Registrant upon completion of the merger.	*

99.5	Consent of Joseph J. Lazzara to be named a director of the Registrant upon completion of the merger.	*

*	Previously filed.
**	To be filed by amendment.

Item 22.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range maybe reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palo Alto, State of California, on April 29, 2011.

GIGOPTIX, INC.

By:	/s/ Avi Katz
Name:	Dr. Avi Katz,
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement amendment has been signed by the following persons in the capacities and on the dates indicated.

	NAME	TITLE	DATE

	/s/ Avi Katz Dr. Avi Katz	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 29, 2011

	/s/ Jeff Parsons Jeff Parsons	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 29, 2011

	* C. James Judson	Director	April 29, 2011

	* Frank W. Schneider	Director	April 29, 2011

	* Kimberly D.C. Trapp	Director	April 29, 2011

	* Neil Miotto	Director	April 29, 2011

By:	/s/ Avi Katz Dr. Avi Katz	Attorney-in-fact	April 29, 2011

EXHIBIT INDEX

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

2.1	Agreement and Plan of Merger, dated as of November 9, 2009, by and among Gull Inc., Ahoy Acquisition Corporation and ChipX, Incorporated.		8-K	November 10, 2009

2.2	Agreement and Plan of Merger, dated as of February 4, 2011, by and among GigOptix, Inc., Aerie Acquisition Corporation and Endwave Corporation (included as Annex A to the proxy statement/prospectus forming part of this registration statement) (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).	X

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant.		S-4	September 8, 2008

3.2	Amended and Restated Bylaws of the Registrant.		8-K	June 4, 2009

4.1	Form of Certificate representing the Common Stock, par value $0.001 per share, of the Registrant.		S-4	October 24, 2008

5.1	Opinion of Nixon Peabody LLP.	**

8.1	Opinion of Nixon Peabody LLP regarding tax matters.	**

8.2	Opinion of Cooley LLP regarding tax matters.	**

10.1	2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

10.2	GigOptix, Inc. 2008 Equity Incentive Plan.		S-4	September 8, 2008

10.3	2004 Equity Incentive Plan of Lumera Corporation.		S-1	June 24, 2004

10.4	2007 GigOptix LLC Equity Incentive Plan.		S-4	September 8, 2008

10.5	Lease Agreement, dated as of July 11, 2005, by and between S/I North Creek and Lumera Corporation for facilities located at 19910 North Creek Parkway, Bothell, WA.		8-K	July 12, 2005

10.6	Office Lease Agreement dated March 21, 2005 by and between EOP-Embarcadero Place, L.L.C. and iTerra Communications LLC for facilities located at 2300 Geng Road, Suite 250, Palo Alto, CA.		S-4	October 24, 2008

10.7	First Amendment dated as of January 26, 2009 by and between EOP-Embarcadero Place, L.L.C. and the Company.		8-K	January 29, 2009

10.8	Exclusive Licensing Agreement effective October 20, 2000, by and between the University of Washington and Lumera Corporation.		S-1	May 19, 2004

10.9	License Agreement effective March 27, 2004, by and between Arizona Microsystems, L.L.C. and Lumera Corporation.		S-1	May 19, 2004

10.10	License Agreement dated August 31, 2007 by and between Digimimic S.r.l. and GigOptix LLC.		S-4	September 8, 2008

10.11	Amendment to 2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

10.12	Modulators Incorporating Polymers with Exceptionally High Electro-Optic Coefficients Development Agreement as Exhibit 10.1 to the Defense Advanced Research Projects Agency dated June 30, 2006.		10-Q	June 30, 2006

10.13	Employment Agreement by and between the Company and Dr. Katz, dated as of February 3, 2011.		8-K	February 8, 2011

10.14	Form of Employment Agreement to be entered into between the Company and its executive officers.		8-K	February 11, 2009

10.15	Form of Incentive Stock Option Award Agreement.		8-K	March 17, 2009

10.16	Form of Nonstatutory Stock Option Award Agreement.		8-K	March 17, 2009

10.17	Third Amendment to Schnitzer North Creek Lease Agreement, dated as of September 30, 2009.		8-K	October 5, 2009

10.18	Loan and Security Agreement, dated November 12, 2009 between GigOptix, Inc., ChipX, Inc. and Bridge Bank, N.A.		8-K	November 16, 2009

10.19	Second Amendment to Lease Agreement, dated as of December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.C.		8-K	December 15, 2009

10.20	Office Lease Agreement dated December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.P for headquarters located in Palo Alto, CA.		8-K	December 15, 2009

10.21	Loan and Security Agreement with Silicon Valley Bank, dated April 23, 2010.		8-K	April 28, 2010

10.22	Loan Agreement, dated January 29, 2010 between GigOptix, Inc., ChipX, Incorporated and Agility Capital, LLC.		10-K/A	June 6, 2010

10.23	Registration Rights Agreement, dated June 30, 2010, by and between GigOptix, Inc. and James R. Zazzali, as trustee for the Chapter 11 debtors in the matter In re: DBSI, Inc., et al., Case No. 08-12687, pending in the United States Bankruptcy Court for the District of Delaware.		10-K	March 3, 2011

10.24	Amendment to Registration Rights Agreement, dated January 11, 2011, by and between GigOptix, Inc. and Conrad Myers, as Liquidating Trustee for the DBSI Liquidating Trust, as successor-in-interest to the Chapter 11 Debtors the matter In re: DBSI, Inc., et al., Case No. 08-12687, filed in the United States Bankruptcy Court for the District of Delaware.		10-K	March 3, 2011

10.25	Settlement Agreement and Release, dated April 8, 2011 between Conrad Myers as Liquidating Trustee of the DBSI Liquidating Trust, James R. Zazzali as Trustee of the DBSI Estate Litigation Trust, GigOptix, Inc., GigOptix LLC and Joerg Wieland.		8-K	April 8, 2011

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	X

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed

23.2	Consent of Grant Thornton LLP, independent registered public accounting firm.	X

23.3	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.	X

23.4	Consent of Nixon Peabody LLP.	**

23.5	Consent of Cooley LLP.	**

24	Power of Attorney (See signature page).	*

99.1	Form of Proxy Card for Endwave Corporation Special Meeting.	*

99.2	Consent of Merriman Capital, Inc.	X

99.3	Consent of Roth Capital Partners.	X

99.4	Consent of John J. Mikulsky to be named a director of the Registrant upon completion of the merger.	*

99.5	Consent of Joseph J. Lazzara to be named a director of the Registrant upon completion of the merger.	*

*	Previously filed.
**	To be filed by amendment.